Form 20-F
period 2008-12-31
China Mass Media Corp.
filed 2009-06-30
CIK 1439229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-34132

CHINA MASS MEDIA CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100140

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Eric Wang Lam Cheung, Chief Financial Officer

Tel: (8610) 8809-1099

Email: ericwlcheung@chinammia.com

Fax: (8610) 8809-1088

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100140

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
American Depositary Shares, each representing thirty Ordinary Shares, par value US$0.001 per share	NYSE Arca, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:

716,375,000 Ordinary Shares, par value US$0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐            Accelerated Filer  ☐            Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABILITY ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 13, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Part I

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 30 ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A preferred shares” are to our convertible series A preferred shares, par value US$0.001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share; and

•	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to China Mass Media Corp., or CMM, Universal International Advertising Limited, or UIAL, Mass Media and Universal International Advertising Co., Ltd., or Universal, and, up to December 31, 2007, Mass Media International Advertising Co., Ltd., or Mass Media.

Unless otherwise indicated, all share and per share information in this annual report gives effect to the 1,000-for-one share split of our ordinary shares and series A preferred shares effected in the form of a grant of bonus shares on July 17, 2008.

This annual report on Form 20-F includes our audited combined statements of operations data for the years ended December 31, 2006, 2007 and 2008, and combined balance sheet data as of December 31, 2007 and 2008.

We completed the initial public offering of 7,212,500 ADSs, each representing thirty ordinary shares on August 7, 2008. On August 4, 2008, we listed our ADSs on NYSE Arca under the symbol “CMM.”

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plan to obtain additional advertising time slots from China Central Television, or CCTV, and regional television networks;

•	competition in the PRC advertising market;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising market;

•	the current global financial crisis and economic downturn; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors.”

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected combined statements of operations data for the three years ended December 31, 2006, 2007 and 2008 and selected combined balance sheets data as of December 31, 2007 and 2008 have been derived from our audited combined financial statements included elsewhere in this annul report. The following selected combined statements of operations data for the year ended December 31, 2005 and selected combined balance sheets data as of December 31, 2005 and 2006 have been derived from our audited combined financial statements not included in this annual report. These combined financial data have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm.

The selected combined financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

We historically prepared limited financial statements under PRC accounting standards which were used for internal purposes and to support tax return information only. We have omitted the selected financial data as of and for the year ended December 31, 2004, as such information is not available on a basis that is consistent with the combined financial statements for the years ended December 31, 2005, 2006, 2007 and 2008, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Year Ended December 31,
	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except for per share data)
Selected Combined Statement of Operation Data
Revenues:
Advertising agency services	215,448	245,200	202,637	334,053	48,963
Special events services	15,228	—	15,991	—	—
Production and sponsorship services	2,336	10,487	60,018	34,935	5,121
Total revenues	233,012	255,687	278,646	368,988	54,084
Less: business tax	(19,163)	(20,472)	(23,110)	(16,006)	(2,346)
Total net revenues	213,849	235,215	255,536	352,982	51,738
Operating costs and expenses:
Cost of revenues	(29,311)	(26,734)	(30,148)	(203,400)	(29,813)
Sales and marketing expenses	(10,069)	(7,038)	(5,600)	(8,204)	(1,203)
General and administrative expenses	(8,494)	(5,631)	(8,505)	(24,487)	(3,589)
Total operating costs and expenses	(47,874)	(39,403)	(44,253)	(236,091)	(34,605)
Operating income	165,975	195,812	211,283	116,891	17,133
Interest and investment income	1,331	3,434	10,774	15,103	2,214
Other expenses, net	(151)	(1,560)	(3,128)	(1,441)	(211)
Income before tax	167,155	197,686	218,929	130,553	19,136
Income tax expense	(24,738)	(28,271)	(10,619)	(20,139)	(2,952)
Net income	142,417	169,415	208,310	110,414	16,184
Net income allocated to participating preferred shares	(24,951)	(29,682)	(36,496)	(9,752)	(1,429)
Net income available to ordinary shareholders	117,466	139,733	171,814	100,662	14,755
Earnings per ordinary share, basic and diluted	0.28	0.34	0.42	0.19	0.03
Earnings per ADS	8.55	10.16	12.50	5.63	0.83
Dividends declared per share	0.24	0.35	0.44	0.21	0.03
Weighted average shares used in calculating earnings per ordinary share	412,400	412,400	412,400	536,149	536,149
Weighted average shares used in calculating earnings per ADS	13,747	13,747	13,747	17,872	17,872

	As of December 31,
	2005	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Combined Balance Sheet Data
Cash and cash equivalents	374,044	510,915	138,262	566,889	83,091
Total current assets	393,981	547,443	385,450	1,150,558	168,642
Total non-current assets	22,744	26,546	18,092	57,261	8,393
Total assets	416,725	573,989	403,542	1,207,819	177,035
Total current liabilities	326,584	436,685	274,827	819,777	120,158
Total liabilities	326,584	436,685	274,827	819,777	120,158
Total shareholder’s equity	90,141	137,304	128,715	388,042	56,877
Total liabilities and shareholder’s equity	416,725	573,989	403,542	1,207,819	177,035

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB 6.8225 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 26, 2009, the exchange rate as published by the Federal Reserve Board was RMB 6.8330 to US$1.00.

The following table sets forth information regarding the noon buying rate in Renminbi per U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period End	Average(2)	Low	High
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
December	6.8225	6.8539	6.8225	6.8842
2009
January	6.8392	6.8360	6.8225	6.8403
February	6.8395	6.8363	6.8241	6.8470
March	6.8329	6.8360	6.8240	6.8438
April	6.8180	6.8306	6.8180	6.8361
May	6.8278	6.8235	6.8176	6.8326
June (through June 26)	6.8330	6.8336	6.8264	6.8371

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

The current global financial crisis and economic downturn may have a material and adverse effect on our businesses, results of operations and financial condition.

The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn, a decrease in exportation and domestic consumer demand and a slowdown in domestic property investments, the economic situation in China has been severe since the second half of 2008. Principally due to this change in the macro-economic conditions, advertisers started to downsize or cancel their advertising campaigns and as a result the demand for our advertising services did not increase as we expected in 2008, which had a material adverse effect upon our business and profitability. If the current economic downturn continues, our businesses, results of operations and financial condition could continue to be materially and adversely affected.

Our business substantially depends on CCTV. We rely on our access to advertising time slots on CCTV to broadcast our clients’ advertisements. Any unfavorable change in CCTV’s advertising model, any changes that adversely affect CCTV’s market position or any limitation on our access to desired television advertising time slots could harm the effectiveness and attractiveness of our services.

CCTV is the sole television network from which we currently obtain advertising time. We place our advertising clients’ advertisements on CCTV, the largest television network in China, which offers 17 channels nationwide. According to China Radio & TV Yearbook, CCTV had the largest market share in China in terms of total television advertising revenues. We believe CCTV is generally perceived as the most influential and reputable television medium by the public in China, due to its central government sponsorship, extensive network coverage and long broadcasting history in China. As such, advertisers often regard CCTV as the television advertising platform on which they can gain the maximum exposure and recognition for their products or services in China. We believe our access to a substantial number of advertising time slots on five of the main channels of CCTV, particularly during certain popular television programs, enhances our service offerings. CCTV currently uses third-party agencies, such as our company, to sell a significant portion of its advertising time slots to advertisers, while selling the remaining portion of its advertising time slots directly by itself or through auctions. If CCTV changes this model and increases the volume of its direct sales to advertisers, we may lose our advertising clients and our results of operations will be materially and adversely affected. For example, in 2007, CCTV began marketing by itself approximately 20 seconds out of the twelve minutes of advertising time for the Chinese New Year Gala program that we had managed for CCTV in prior years, which resulted in a slight decrease in our revenues. In addition, certain of CCTV’s senior management members changed in May 2009, which could result in a change of CCTV’s program mix and operational model.

An unfavorable change in CCTV’s market position could materially and adversely affect us. CCTV is owned by China’s central government, and its dominant position in China’s television advertising market is derived primarily from its status as one of the central government’s key channels for communication with the public. As a result, CCTV enjoys certain favorable governmental support that is not available to other television networks. For example, the central government mandates that CCTV’s Channel 1, on which we have a substantial number of advertising time slots, be broadcast by all regional television networks in China, which makes this channel particularly attractive to advertisers who want to achieve nationwide exposure. Nevertheless, CCTV faces increasing competition from regional television networks that strive to offer more attractive television programs to compete with CCTV for television audiences. If CCTV fails to compete successfully against these other networks, it may lose its market share. Any changes that could potentially erode CCTV’s dominant market position, such as relaxation of media control by the government or inadequate response to competition from other networks by CCTV, could in turn reduce the attractiveness of our advertising offerings.

CCTV has considerable bargaining power over us. Consistent with industry practice in China, the pricing terms of our advertising contracts with CCTV are typically negotiated annually, including the contracts that have terms of more than one year. As CCTV is owned by the government, our negotiating power with CCTV is limited. In general, CCTV would be less likely to enter into new contracts with us if we failed to bring in sufficient advertising revenues for the advertising time slots contracted to us in a previous year. From time to time we enter into contracts with CCTV and commit ourselves to a minimum amount of advertising revenues with respect to certain advertising time slots provided to us. Under all such contracts, we will be required to pay the agreed-upon minimum amounts to CCTV even if we do not successfully procure advertisers for the time slots. If we fail to procure sufficient advertising clients for the time slots provided to us or receive total amounts lower than what we have committed ourselves to deliver, we may be required to cover the difference ourselves, as a result of which our financial condition and results of operations could be adversely affected. As our existing contracts expire, we may be unable to renew or extend the terms of contracts for desired advertising time slots on desirable CCTV channels or at favorable price levels, if at all. Any significant decreases in our CCTV advertising time slot resources as a result of our failure to renew or extend our existing contracts with CCTV could materially and adversely affect the effectiveness and attractiveness of our advertising offerings.

Payment terms under our special events services contracts with CCTV are unclear. We assist CCTV in the sales and marketing of advertising time slots for major sporting events broadcast on its Channels 1 and 2. Our fees for such services are not expressly stipulated in our contracts with CCTV. We typically receive a percentage of the total advertising revenues relating to such events as our compensation, which is determined by CCTV at its sole discretion on a case-by-case basis. Moreover, we have experienced delays in receiving confirmation of our special events services fees for several months after our services were rendered. For example, we have not received from CCTV the confirmation of our service fees in relation to the 2008 Beijing Olympic Games as of June 26, 2009. Since we only recognize the revenues for our special events services when we receive such confirmation, our revenues for the relevant periods will be adversely affected if CCTV substantially lowers our fees for special events services or fails to confirm our fees on a timely basis.

CCTV also owns 50% of Guang Er Gao Zhi Film and Television Production Company Ltd., or Guang Er Gao Zhi FTP, with whom we have entered into a framework agreement to procure advertising rights to several CCTV programs, See “—We access a substantial portion of our media resources through a related party, Guang Er Gao Zhi FTP, and if Guang Er Gao Zhi FTP fails to perform its contract with us for any reason or ceases operations, or if its access to such media resources is terminated, our business could be disrupted and our results of operations could be materially and adversely affected.”

We rely on access to advertising time slots during a limited number of television programs to place our clients’ advertisements and the desirability of the advertising time slots we obtain depends on the popularity of the relevant television programs and other factors that are difficult to predict.

We rely significantly on our rights to advertising time slots during a limited number of television programs, including the Chinese New Year Gala program, Television Guides and the programs under our daytime advertising package, all of which are broadcast on CCTV. We also obtained advertising rights to a number of additional programs on CCTV Channels 2, 4, E and F, which became available to us in 2008. Although we occasionally procure advertising time slots during other programs on CCTV, we substantially rely on the regular daily television programs we have obtained from CCTV to place advertisements for clients and generate revenues. We do not have control over the availability or scheduling of these programs. If any of such programs are rescheduled to times that are unattractive to our clients or if any of such programs are shortened or canceled by CCTV and we cannot obtain alternative media resources, we would face difficulty in marketing our services and our revenues may decline. For example, we previously held rights to advertising time slots on the CCTV children’s program Big Pinwheel, but when this program was re-scheduled to a time less attractive to advertisers in late 2005 it became increasingly difficult for us to sell the advertising time slots for this program in 2006 and we did not renew our contract with CCTV for this program in 2007, which contributed to a decline in our revenues from advertising agency services in 2007. As a further example, the advertising time for World Update, a program on CCTV Channel 4 for which we have obtained advertising rights, was reduced from three minutes to two minutes in 2008 when the length of the program was shortened, and eventually the program was cancelled in May 2008. This type of change to the advertising time slots currently available to us may cause a decrease in our revenues from advertising agency services in future periods. In addition, the 2008 Beijing Olympic Games negatively affected our advertising sales for certain regular daily television programs because advertisers who have a limited advertising budget decided to devote their advertising spending to Olympic Games-related programs or events at the expense of other regular daily television programs. The broadcasting schedule of certain regular daily television programs was also interrupted or changed during the Beijing Olympic Games, which made such programs less attractive to our advertisers.

In addition, the value of television advertising time slots depends primarily on the popularity, ratings and demographics of the viewership of the program to which such advertising time slots are attached. Therefore, the perceived effectiveness and desirability of our services to a certain extent depends on the acceptance by the public of the television programs to which our advertising time slots are attached, which is difficult to predict. The success of a television program also depends on the quality and acceptance of other competing programs, the availability of alternate forms of entertainment, the general trend of leisure time activities and other tangible and intangible factors, many of which are difficult to predict. Poor ratings of a television program in targeted demographics can lead to a reduction in the advertising spending for any advertising time slots related to that program. If any of the television programs to which our advertising time slots are attached becomes unpopular, our service offerings may become less attractive to our clients and our financial condition and results of operations could be materially and adversely impacted as a result.

We access a substantial portion of our media resources through a related party, Guang Er Gao Zhi FTP, and if Guang Er Gao Zhi FTP fails to perform its contract with us for any reason or ceases operations, or if its access to such media resources is terminated, our business could be disrupted and our results of operations could be materially and adversely affected.

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency that has obtained advertising rights relating to a number of television programs on CCTV. Guang Er Gao Zhi FTP is 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. Guang Er Gao Zhi FTP is not controlled by our company, Mr. Shengcheng Wang or his immediate family members. Under the framework agreement, we have obtained a right of first refusal to procure advertisers for the advertising time slots Guang Er Gao Zhi FTP has obtained from CCTV, which currently consist of the advertising time slots during a number of programs on CCTV Channels 2 and 4, starting from January 1, 2008. The advertising time obtained by us through such exclusive arrangement accounted for approximately 19.3% of the total advertising time available to us on CCTV in 2008. Either CCTV or Guang Er Gao Zhi FTP may terminate their agreement for any reason, including a breach of contract by the other party. As we are not a party to the contract between CCTV and Guang Er Gao Zhi FTP, we will not be able to enforce our advertising rights if either of them is unable or unwilling to perform the contract or to continue their relationship. In addition, Guang Er Gao Zhi FTP may fail to perform the framework agreement or may discontinue its operations. If any of such events occurs, our ability to obtain access to sufficient media resources may be impaired, our business could be disrupted and our results of operations could be materially and adversely affected. We have not entered into a written contract with Guang Er Gao Zhi FTP with respect to the media resources on CCTV Channels 2 and 4 for the year of 2009, which add uncertainty on the performance by Guang Er Gao Zhi FTP of its obligations under the framework agreement.

We substantially increased our advertising time slots obtained from CCTV starting from 2008, and if our efforts to attract advertising clients for such newly available time slots are not successful, our revenues may decline and our profitability may be materially and adversely affected.

Starting from 2008, we secured advertising rights relating to a number of additional programs on CCTV Channels 2 and 4 through our framework agreement with Guang Er Gao Zhi FTP. Most of these television programs are news programs, for which we have no previous marketing experience. In addition, we are required to pay a fixed amount to CCTV with respect to the Channel 4 programs regardless of whether we are successful in procuring advertisers for the time slots during these programs. We may not be able to generate sufficient advertising revenues from such programs to cover the fixed amount we are required to pay for these advertising rights. If any of these adverse developments occurs, we will not benefit from the increased advertising time slots available to us as much as we expect, or at all, our revenues and net income may decline, and our profitability may be materially and adversely affected. For example, in 2008 and the first quarter of 2009, we did not generate enough revenues from the time slots on CCTV Channel 4 programs to cover the fixed amount we were required to pay to Guang Er Gao Zhi FTP and as a result we incurred a loss from such programs.

Our ability to adjust our advertisement costs is limited and any substantial increase in the prices charged by CCTV for the advertising time slots available to us may reduce our revenues and profitability.

In negotiating with our advertising clients, we price the advertising time slots for most daily television programs based on a number of factors, including market demand for such advertising time slots, target audience, the ratings and quality of the relevant television programs and prices charged by our competitors. We also refer to the rate cards published by CCTV for its advertising time slots. We typically negotiate the pricing terms with CCTV with respect to the advertising time slots of such daily television programs available to us on an annual basis. In such contracts, we and CCTV agree on the prices that we will pay to CCTV for these time slots, which are generally lower than the published rate card prices. We typically retain the difference between the prices we charge to our advertising clients and the prices we pay to CCTV as our commission. CCTV usually increases the prices charged to us and the prices on its published rate cards every year. We are typically able to pass on such price increases to our advertising clients. However, in the future we may not always be able to do so. Due to its dominant market position, CCTV enjoys much greater bargaining power over price increases than we do and our ability to control such advertisement costs is limited. If CCTV substantially raises the prices charged to us for the advertising time slots available to us and we are unable to pass on such costs to our advertising clients, our revenues would decrease and our profitability may decline. For example, CCTV increased the media fees for Channel 4 programs by approximately 40.9% in 2009, which will negatively affect our operating income from these programs.

We receive a substantial portion of our revenues from a limited number of large clients, and the loss of these clients, or the loss of significant advertisers by our agency clients, could materially and adversely impact our business, financial condition and results of operations.

A relatively small number of clients are responsible for a substantial percentage of our revenues. In the years ended December 31, 2006 and 2007, individual clients accounting for more than 10% of our revenues in the aggregate were responsible for 37.8% and 32.3% of our total revenues, respectively. None of our clients accounted for more than 10% of our total revenues in 2008 because we recorded the advertising revenues from CCTV Channel 4 programs on a gross basis, which increased our revenue basis. Most of our large clients are third-party advertising agencies who obtained advertising time slots from us for their advertising clients and may in turn rely on a limited number of large advertisers for their businesses. In particular, we relied on two third-party advertising agencies to resell all of our advertising time slots during the Television Guides program in 2008. The performance of such third-party advertising agencies has a direct impact on our operating results. Advertisers who access our advertising time slots through other advertising agencies may reduce advertising and marketing spending or cancel projects at any time for any reason. Any of our advertising clients may not continue to utilize our services to the same extent, or at all, in the future. For example, in 2007, one advertiser that placed its advertisements through a third-party agency reduced its advertising spending for time slots during the Television Guides program, which resulted in a substantial decrease in our revenues. A significant reduction in advertising and marketing spending by, or the loss of one or more of, our advertising clients, if not replaced by new clients or an increase in business from existing clients, could make it difficult for us to fill the time slot vacancies and our revenues and profits could decline significantly as a result. The third-party advertising agencies may also introduce their advertising clients to other advertising service providers who have obtained other advertising time slots from CCTV or other television networks. As a result, any loss of our significant clients, or the loss of significant advertisers by our agency clients, could have a material and adverse effect on our financial condition and results of operations. In addition, if any client with whom we have a substantial amount of business experiences financial difficulty, we could be unable to collect accounts receivable on a timely basis, if at all. This may result in an increase in our bad debt expenses and adversely affect our results of operations.

We face significant competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and our profitability may be materially harmed.

The advertising industry is highly competitive and fragmented in China. As an increasing number of companies enter the industry, competition continues to intensify. Our direct competitors are other national or regional advertising or marketing services providers that offer television airtime to advertisers, primarily including SinoMedia Holding Limited, Walk-on Advertising Co., Ltd. and Charm Communication Corp. We compete with other television advertising agencies for the limited time slots available on CCTV or other television networks on the basis of sales and marketing capabilities, operating track record and service quality. In particular, some of our advertising clients are other advertising agencies who could become our competitors seeking the same limited media resources. We also compete with other television advertising agencies for advertisers’ spending on the basis of desirability of time slots offered, television network coverage, service quality, reputation, pricing and relationships with television networks.

We face competition from new entrants in the television advertising sector. Wholly foreign-owned advertising companies have been allowed to operate in China since December 2005, which exposes us to increased competition from international advertising companies that have greater financial and other resources than us. Fixed costs in the advertising industry are generally low, and it is customary that advertising service contracts with advertising clients, such as ours, are entered into on a short-term and non-exclusive basis. It is possible that our competitors, including new market entrants, could acquire a significant number of clients and establish a significant presence in our markets.

Some of our existing and potential competitors may have competitive advantages, such as closer cooperative relationships with CCTV, longer operating histories, larger market shares, access to larger client bases or media resources, or greater financial, sales and marketing, distribution, technical or other resources, than we do. Increased competition will provide potential clients with a wider choice of advertising and marketing service providers, which could lead to lower prices and decreased revenues and profits for us. We may not be able to successfully compete against new or existing competitors and failure to do so may cause our market share and our revenues to decline significantly.

In addition, television networks, upon which we depend for our business, also compete with other forms of advertising media, such as radio, newspapers, magazines, the Internet, indoor or outdoor flat panel displays, billboards and public transport advertising, for overall advertising spending. In particular, we believe that the Internet is becoming increasingly popular as an alternative advertising medium among advertisers. In addition, technology in television, video, data services and other media used in the entertainment industry is changing rapidly, and advances in technology have led to alternative methods of content delivery and storage. Certain changes in the behavior of television viewers driven by these methods of delivery and storage could have a negative effect on the television advertising revenues. For example, devices that enable users to view television programs on a time-delayed basis or allow them to fast-forward or skip advertisements may cause changes in consumer behavior that could adversely affect the advertising revenues of television networks and our results of operations.

We derive substantially all of our revenues from the provision of advertising services, a business that is particularly sensitive to changes in economic conditions and other general trends.

We derive substantially all of our revenues from a single business, the provision of advertising services. Demand for our services and the resulting advertising spending by our clients are highly sensitive to changes in general economic conditions and other general trends, including changes in lifestyle patterns and consumers’ tastes and preferences. Recessionary economic cycles may adversely affect the businesses of our advertising clients, which can have the effect of reducing the volume of advertising time slots and other services advertisers purchase from us. For example, since the second half of 2008, the global recession has negatively affected the business of many of our clients or potential clients in China, which significantly reduced the demand for our services. Additionally, advertisers could also decide to spend more of their advertising budget on non-television advertising media because of perceived changes in consumers’ lifestyles or their tastes and preferences. A general decrease in total advertising spending, or a decrease in the demand for our advertising services in particular, would materially and adversely affect our ability to generate revenues and have a significant negative effect on our financial condition and results of operations.

Advertising clients periodically review and change their advertising or marketing models and strategies, and if we fail to adapt quickly to such changes, we may be unable to attract advertisers and increase the demand for our services, and therefore be unable to maintain or increase our revenues and profits.

Advertising service contracts with clients are generally entered into on a short-term and non-exclusive basis. Clients may move their accounts to another agency on relatively short notice. For example, in 2007, one advertiser reduced its advertising spending for time slots during the Television Guides program, which resulted in a substantial decrease in our revenues. In many cases, we represent a client for only a portion of its advertising or marketing needs or only in specific advertisements or marketing campaigns, thus enabling the client to continually compare the effectiveness of our services against that of other agencies. A client’s decision to place its advertisements through us is affected by a number of factors, including the desirability of time slots we offer, the extent of television network coverage we provide, our service packages and pricing structure and the client’s perception of the effectiveness and quality of our services. If we fail to retain our existing clients or increase advertisers’ awareness and utilization of our services, or to formulate attractive service packages and pricing structures to attract new clients, demand for our services will not grow and may even decrease. Advertisers might be unwilling to seek time slots from us or to pay the levels of advertising fees we require to generate profits, which could materially and adversely affect our ability to increase our revenues and our profitability.

We depend on the services of key personnel, including Mr. Shengcheng Wang, who is our chairman and chief executive officer, and our business and growth prospects may be severely disrupted if we lose their services.

Mr. Shengcheng Wang, our chairman and chief executive officer, has led our company since our establishment. Our business and operations depend to a significant extent on his business vision, industry expertise, experience with our business operations and management skills, as well as his relationships with CCTV, many of our key clients and our employees. We do not maintain key-man life insurance for Mr. Shengcheng Wang. If he becomes unable or unwilling to continue in his present position, we may not be able to replace him in a timely manner or at all, which would have a material adverse effect on our business and growth prospect. We also rely on the performance of a number of other key employees. Although we believe that we have established a reputation in the industry that attracts talented personnel, we are still vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising services for talented personnel.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Shengcheng Wang, our chairman and chief executive officer, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Following our initial public offering, Mr. Shengcheng Wang, our chairman and chief executive officer, beneficially owns 69.80% of our outstanding ordinary shares. Accordingly, he has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang also has the power to prevent or cause a change in control. In addition, without the consent of Mr. Wang, we could be prevented from entering into transactions that could be beneficial to us. Mr. Wang may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who hold our ADSs.

Moreover, certain of Mr. Wang’s family members, including his parents, have owned or controlled a number of companies that conduct businesses similar to ours and enter into transactions with us from time to time. For example, Mr. Wang’s immediate family members indirectly own a 50% interest in Guang Er Gao Zhi FTP, with whom we have entered into a framework agreement to procure advertising rights to several CCTV programs. See “Related Party Transactions—Transactions with Guang Er Gao Zhi FTP.” All of such companies are managed separately by management teams different from that of our company. Although Mr. Wang and his parents and spouse have agreed not to engage in any business that directly or indirectly competes with us, such undertakings may not be as effective as we expect, and any breach of such undertakings by Mr. Wang or his immediate family members may result in conflicts of interests and harm the interests of our other shareholders.

If we fail to maintain an effective and adequate sales and marketing team, our sales and revenues could materially decrease.

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. As of December 31, 2008, we had 54 employees directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among our sales personnel, and we cannot assure you that our current sales personnel will remain effective or loyal to us. We face intense competition for experienced sales personnel both from our direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow. We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause our revenues to materially decrease.

We may not be able to successfully solicit sponsors for the public service announcements we produce and therefore may not receive sponsorship fees to cover our production costs. In addition, we enter into fixed-price contracts with respect to our content production services, and our failure to accurately estimate the resources required for the execution of these contracts could negatively affect our results of operations.

We are committed to produce public service announcements for the daily “Guang Er Gao Zhi” program broadcast on CCTV. We typically solicit sponsors for such announcements we produce and the sponsor’s name will be shown at the end of an announcement. We charge fees for this service based on the value of such sponsorship to the sponsors. If we are unable to procure sponsors for the public service announcements we produce, we will not be able to cover the costs we incur in producing such announcements. Furthermore, a new provision in China’s tax law does not allow corporations to deduct the cost of sponsorship as a business expense, and it is not clear how this provision will be applied in practice and whether it will affect demand for our sponsorship services. In addition, all of our content production services are provided on a fixed-price basis. Such contracts require us to undertake projections and planning related to resource utilization and costs, and we bear the risk of cost overruns in connection with our production projects. If we cannot secure a price increase from our clients and try to complete our production within a restricted budget, we may not be able to deliver the content at the quality expected from us. Any failure to accurately estimate the resources required for a project or any other factors that may impact our costs to complete the project, or any failure to complete our production at the committed performance level, could adversely affect our profitability and results of operations.

Our strategy to acquire complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial conditions and results of operations.

Our business strategy includes selective acquisitions of businesses and assets that are complementary to our current advertising business. The implementation of this strategy involves significant risks and uncertainties, including our ability to:

•	identify and acquire suitable businesses or assets on commercially reasonable terms or at all;

•	raise sufficient capital to fund the acquisitions;

•	integrate acquired services, products or operations into our organization effectively;

•	retain and motivate key personnel and retain the clients of acquired entities; and

•	derive the intended financial benefits from our acquisitions.

Our management may be required to devote significant time and attention to acquisitions and to integrating newly acquired companies into our existing operations. There are other risks associated with acquisitions, including:

•	unforeseen or hidden liabilities, including exposure to lawsuits, associated with newly acquired businesses or assets;

•	short-term deterioration in our operating results due to new acquisitions of unprofitable companies;

•	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;

•	potential impairment losses or amortization expenses relating to intangible assets arising from any of such acquisitions, which may materially reduce our net income;

•	potential conflicts with our existing employees and advertising clients as a result of our integration of newly acquired companies; and

•	our inexperience in carrying out acquisitions, as we have not previously engaged in any such transactions.

Any of these risks could materially increase our costs and expenses associated with any such acquisitions, which in turn could harm our financial condition and results of operations, and we may be unable to recover our investment in the acquired business or assets.

If our clients forfeit the use of advertising time they have won in CCTV’s annual open bidding process, we may lose the deposit we placed with CCTV.

During CCTV’s annual open bidding process, we bid on behalf of our clients for advertising time. As a condition for attending the CCTV bidding process, both our clients and we are required to place a deposit with CCTV. The amount of our deposit depends on the number of clients that we represent in the process. According to CCTV’s bidding policy, such deposit will be returned to us when our clients complete the placement of advertisements on a minimum percentage of the advertising time won by them in the bidding process. The minimum percentage is specified by CCTV. We have the right to sell the advertising time on which our clients cannot or decide not to place advertisements, unless our clients do not use the minimum percentage of such advertising time as required by CCTV, in which case CCTV has the right to retain the deposit placed by our clients and us, and demand further compensation from our clients and us if CCTV incurs additional actual loss. Therefore, we may lose our deposit to CCTV if our clients fail to place advertisements on the time slots that we have obtained for our clients through the bidding process. If this happens, our financial condition and results of operations may be materially and adversely affected. In addition, any such occurrence may negatively affect our relationship with CCTV and materially and adversely affect our business prospects. At December 31, 2008, our aggregate bidding deposits held by CCTV was RMB 13 million.

We may encounter difficulties in expanding into regional television networks, which may materially and adversely affect our business, financial condition and results of operations.

We currently obtain all of our advertising time slots from CCTV. One element of our strategy is to expand our presence on regional television networks. Our implementation of this strategy will be subject to many risks, including, but not limited to, the following:

•	we have no track record in obtaining advertisement resources from regional television networks;

•	our experience and expertise gained from our cooperation with CCTV may not be successfully applied to the regional television networks;

•	we do not have a long-standing history with these regional television networks as we do with CCTV;

•	we will face intense competition from advertising companies that are already well-established in those markets;

•	we may not be able to accurately assess and adjust to the consumer tastes, preferences and demands in the relevant regional markets; and

•	we may not be able to generate enough revenue to offset our costs.

These and other risks may make our expansion into regional television networks unsuccessful. In addition, implementing this strategy may require us to devote significant resources to promoting advertising time slots we obtain from regional television networks, which may divert our management’s attention from our existing business. If we are not successful in expanding into regional television networks, our business, financial condition and results of operations may be materially and adversely affected.

We may need additional capital to fund the growth of our business, which may not be available on terms acceptable to us or at all, and which, if available, could dilute your interest in our company.

Capital requirements are difficult to plan in our rapidly changing industry. We expect that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, for both working capital and capital expenditures, for the foreseeable future. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources. For example, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

•	investors’ perception of, and demand for, our securities;

•	prevailing conditions of the capital markets in which we seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising companies in China;

•	PRC governmental policies relating to foreign exchange; and

•	economic, political and other conditions in China.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds when needed could limit our ability to expand or develop our operations to respond to market demand or competitive challenges.

If we are unable to adapt to changing technological developments in the media and advertising industries, our competitiveness, business and results of operations may be materially and adversely affected.

Technology used in advertisement content production is evolving rapidly and we need to keep pace with changes in technology and service features to meet the needs of advertisers and to remain competitive. For example, cutting edge filming equipment and editing tools, including advanced computer applications, are increasingly utilized in the content production process to achieve high quality and eye-catching visual effects. However, we may not have the financial or other resources necessary to finance and implement future technological developments or to replace obsolete technology. If we fail to identify, develop and incorporate new features or technologies in our services and operations in a timely and cost-effective manner, we may lose our competitiveness and demand for our services may decrease, which would have a material and adverse effect on our revenues and profitability. To keep pace with new technological developments, we may be required to expend significant amounts of funds to develop or acquire new technologies, which could significantly increase our costs and operating expenses and materially strain our capital resources.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly results of operations are difficult to predict and may fluctuate significantly from period to period based on the seasonality of advertising spending. Factors that are likely to cause our operating results to fluctuate, such as a deterioration of economic conditions in China, are discussed elsewhere in this annual report. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter. In addition, we derive a portion of our revenues from our sales and marketing services to CCTV in connection with major sporting events, the occurrence of which vary from period to period. The amount of our fees for such services, and the timing of confirmation for such fees, are determined by CCTV at its sole discretion and are difficult to predict. As a result of the foregoing, our quarterly results of operations may fluctuate significantly from period to period and you should not rely on period-to-period comparisons of our historical results of operations as an indication of our future performance.

We may become subject to government actions due to our advertising content, which may have a material adverse effect on our financial condition and results of operations.

PRC advertising laws and regulations require advertisers, advertising distributors and advertising service providers, such as our company, to ensure that the content of the advertisements prepared or distributed are fair, accurate and in full compliance with applicable laws. Violation of these laws or regulations may result in penalties against us, including fines, confiscation of advertising fees, orders to cease disseminating the advertisements and orders to publish public announcements to correct the misleading information. In circumstances involving serious violations, the PRC government may revoke our license to operate advertising business. In addition, such non-compliance can constitute a violation of criminal law and criminal proceedings could be brought against us as a result.

Under the relevant PRC regulations, we are required to independently review and verify the content of our clients’ advertisements for compliance and to confirm that any required government review has been performed and that all necessary approvals have been obtained. In addition, for advertising content related to certain types of products, such as tobacco, alcohol, cosmetics, pharmaceuticals and medical instruments, we are required to confirm that the advertisers have obtained requisite government approvals relating to their operations, including the advertisers’ operating qualifications and proofs of quality inspection. Under our contracts with advertising clients, our advertisers are responsible for obtaining any PRC government approvals or licenses required for their advertisements and providing us with proof of such approvals or licenses prior to our placing their advertisements. While we review advertising content for compliance with relevant PRC laws and regulations, some advertisement that we place may still not be in compliance with the relevant PRC laws and regulations or the supporting documentation and government approvals provided to us by our advertising clients may not be true and complete. Our failure to conduct such review may subject us to governmental inspections or actions.

Governmental proceedings may harm our reputation and may divert significant amounts of our management’s time and other resources. It may be difficult and expensive to defend against such proceedings. We cannot assure you that we would successfully defend such claims, and if we fail to do so we would have to bear the costs of all such actions as well as any fines imposed on us. In addition, some of our existing contracts with our advertising clients do not provide us with any indemnity from our clients for claims relating to advertising content. As a result of the foregoing, any governmental proceedings brought against us could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities from allegations that certain of our clients’ advertisements may be false or misleading or that our clients’ products may be defective.

We may become, or may be joined as, a defendant in litigations or administrative proceedings brought against our clients by third parties, our clients’ competitors, regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertisements made with respect to our advertising clients’ products or services are false, deceptive, misleading, libelous, injurious to the public welfare or otherwise offensive;

•	our advertising clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communications or advertising materials created for our advertising clients infringe on the intellectual proprietary rights of third parties.

The damages, costs, expenses or attorney’s fees arising from any of these claims could have an adverse effect on our business and results of operations to the extent that we are not adequately insured against such risks or indemnified by our clients. In any case, our reputation may be negatively affected by such allegations.

We are using the brand name “Guang Er Gao Zhi” in Chinese characters in our company logo and, through Mass Media, we are currently in the process of applying to register that brand name and logo with the State Trademark Bureau. If our applications are not successful, we may face disruptions to our business operations and our brand name and logo may become vulnerable to third-party imitation or claims and we may be forced to discontinue using them. Even if our trademark applications are approved, the legal remedy available to us against prior uses by other companies is limited.

We believe market recognition of the “Guang Er Gao Zhi ( )” brand has contributed significantly to the success of our business. “Guang Er Gao Zhi” means “to spread the message far and wide,” and is also the name of a one-minute daily public service announcement program on CCTV that we produce. We filed applications to register the “Guang Er Gao Zhi” brand name and logo with the State Trademark Bureau in the PRC in 2004 and 2005 for use in the categories of advertising, publishing and entertainment services, including radio and television program production. Our application in the category of publishing, movie production, radio and television program production has been approved and the trademark is valid from 2007 to 2017. Our application in the category of advertising is still pending. Based on our search at the State Trademark Bureau, we are not aware of anyone else who has been granted the right to use “Guang Er Gao Zhi” as a registered trademark in any of the categories of services or products in which we filed our applications. The outcome of our remaining trademark application in the PRC is uncertain and unpredictable. Our efforts to register our brand name and logo in the category of advertising may not be successful and if our applications are denied, our use of the term “Guang Er Gao Zhi” as our brand name and in our logo in that context will not be entitled to trademark protection. Consequently, we may not be able to adequately protect our brand name and logo against imitation, infringement, or claims that our use of the phrase infringes upon a third party’s rights, which could disrupt our business operations and result in substantial costs and diversion of our financial and management resources. In addition, if any third party successfully obtains the right to use “Guang Er Gao Zhi” as a registered trademark in the category of advertising, we may be forced to discontinue the use of this brand and could be subject to payments for damages or other penalties.

We are aware of several companies in China that are unrelated to us and are currently using the Chinese characters of “Guang Er Gao Zhi” as part of their company names. Even if both of our trademark registration applications are approved, we may not be able to prevent the use of the phrase in the corporate names of these other companies, unless our trademark is legally recognized as a “well-known trademark.” The public may be confused and may mistakenly associate the products, services or activities of those companies with us, which may result in harm to the reputation of our company.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We place advertisements provided by our advertising clients on television and also produce television advertisements based on the information provided to us by our advertising clients. In doing so, we may employ information, software programs, technology or equipment supplied by other parties, to which such parties may not have intellectual property rights. Some of our existing contracts with our advertising clients do not provide us with indemnity from our clients for any intellectual property infringement claims relating to the advertisements provided by our clients. We cannot be certain that our operations or any aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We operate in an industry that places a premium on creative abilities and artistic talents. Many of our work products resulting from our creative activities are the subject of intellectual property rights, on which our business relies to stay competitive in the marketplace. We rely on a combination of copyright, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary information can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

Certain members of our current management team only recently joined our company, which may make it difficult for you to evaluate the collective ability of our management to manage our business and operations and their effectiveness as a team.

Several members of our management team have worked at our company only for a short period of time. For example, our chief financial officer and our vice president in charge of corporate development joined us in March 2008 and our vice president in charge of operation joined us in May 2009. As a result of their short tenures with our company, it may be difficult to evaluate our management’s ability to work with one another and with our employees and their effectiveness as a team. We cannot assure you that our new management team will work effectively with one another, as well as with our employees, and their failure to do so could have a material adverse effect on our business, operations and growth.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC and a newly enacted PRC tax law could adversely affect our overall results of operations.

The PRC government has provided various tax incentives to our subsidiary in China. These incentives include income tax exemption and reduced enterprise income tax rates. For example, under the PRC enterprise income tax law effective prior to January 1, 2008, our PRC subsidiary, Universal, as a foreign-invested enterprise established in the Shenzhen Special Economic Zone, was entitled to a preferential income tax rate of 15% on the income generated by its offices in Shenzhen and an income tax rate of 30% on the income generated by its offices outside of Shenzhen, as compared to the statutory income tax rate of 33%. In addition, Universal was fully exempted from PRC income tax commencing from its first profit-making year, followed by a 50% reduction in PRC income tax for the next two years. As a result, Universal was exempted from PRC income tax for the year ended December 31, 2007 and was entitled to a 50% income tax reduction for each of the years ending December 31, 2008 and 2009.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 15% preferential income tax we enjoyed prior to 2008 will be increased to 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. As a result of the discontinuation of the preferential tax treatment and the new EIT law, our effective tax rate could substantially increase from 4.9% in 2007 up to as much as 25% in the near future, which could have a significant adverse effect on our net income. For 2008, our effective tax rate increased to 14.8% mainly due to the expiration on January 1, 2008 of the income tax exemption that Universal had enjoyed in 2007 and the imposition of withholding tax on dividends payable by our PRC subsidiary in 2008.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiary in the PRC could adversely affect our business, operating results and financial condition.

The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL, our PRC subsidiary’s direct holding company, is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, this new 10% withholding tax imposed on our dividend income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results. We have accrued this withholding tax for the year ended December 31, 2008.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if CMM and UIAL are classified as resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although CMM is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Our insurance coverage is limited and we may incur substantial costs as a result of a severe business liability or disruption or other unexpected events, which could have a material adverse effect on our financial condition and results of operations.

Insurance companies in China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. Business disruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it impractical for us to have such insurance. We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

In the course of auditing our combined financial statements for the years ended December 31, 2005, 2006 and 2007, our independent auditors noted one material weakness and several significant deficiencies in our internal control over financial reporting, among which two significant deficiencies still remain. We may incur extra costs in implementing measures to address such deficiencies. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements for the years ended December 31, 2005, 2006 and 2007, our independent registered public accounting firm identified one “material weakness” and several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting and tax personnel with appropriate understanding of U.S. GAAP, SEC reporting requirements and tax rules. The significant deficiencies identified include: (i) our failure to establish standard control policies and procedures in connection with the drafting, approval and management of our business contracts, (ii) our lack of a clear and definite agreement to govern the use of personnel and assets between our company and our related parties and (iii) our failure to develop a comprehensive internal control policies and procedures and accounting policies manual or lack of controls to ensure the policies and procedures are followed strictly. As more fully described in “Item 15. Controls and Procedures”, following the identification of material weakness and significant deficiencies, we adopted certain steps to improve our internal control over financial reporting. As of December 31, 2008, we noted that the following two significant deficiencies had not yet been remedied: (i) our failure to establish standard control policies and procedures in connection with the drafting, approval and management of our business contracts and (ii) our failure to develop a comprehensive internal control policies and procedures and accounting policies manual or lack of controls to ensure the policies and procedures are followed strictly. We are in the process of implementing a number of measures to address the deficiencies that have been identified, including (i) hiring additional financial staff with experience in U.S. GAAP, SEC reporting requirements and tax rules, (ii) developing a comprehensive internal control and accounting policies and procedures manual, (iii) devoting additional personnel to the management of our business contracts as well as establishing standard policies and procedures governing contract terms and contract approval process and (iv) establishing internal audit functions to monitor the implementation of our policies and procedures. In April 2009, we engaged an international accounting firm to help us design our internal control process and advise us on our compliance with the financial reporting requirements and standards applicable to us. We will continue to enhance our efforts in this regard, although we may not complete the implementation of these measures in a timely manner.

Upon the completion of our initial public offering, we became company subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2009. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As we became a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted employee stock options under our equity incentive plan and may continue to grant stock options and other share-based compensation in the future. Our net income could be adversely affected as a result.

We adopted an equity incentive plan in July 2008 that permits the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company. Under the 2008 equity incentive plan, we may issue options to purchase up to 50,000,000 ordinary shares, plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors. As of June 26, 2009, options to purchase 19,858,500 ordinary shares are outstanding. As a result of these option grants and potential future grants under the plan, we have incurred share-based compensation expenses and expect to incur such expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004) for the accounting treatment of our equity incentive plan. As a result, we will have to account for compensation costs for all stock options, including stock options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. Employee stock options or other share-based compensation we may grant in the future may have a material adverse effect on our profitability.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the composition of our income and valuation of our assets, we believe we were a PFIC for the taxable year 2008. In addition, there can be no assurance that we will not be a PFIC for the taxable year 2009, as PFIC status is tested after the close of each year and depends on our assets and income in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. The value of our assets for a taxable year equals the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our average liabilities over that taxable year. Accordingly, we would be a PFIC for the taxable year 2009 if the value of our assets for the taxable year is not more than twice the average value of our cash, cash equivalents and other assets that produce passive income or are held for the production of passive income.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under “Item 10. Additional Information Taxation—U.S. Federal Income Taxation”), our U.S. shareholders may become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10. Additional Information Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and all of our revenues are sourced from the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which could in turn reduce the demand for our services and adversely affect our operating results and financial condition.

The PRC government also regulates television broadcasts, including the amount of broadcast time that may be set aside for advertisements. Changes in these regulations, and particularly any reduction in the amount of broadcast time that may be set aside for advertisements, could have a material adverse impact on our business and operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Universal, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. Universal is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, or the SAIC, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

The application of the M&A Rules with respect to our initial public offering remains unclear. Our PRC counsel has advised us that, because we are owned by non-PRC residents, our company is not viewed as a special purpose vehicle that is subject to the M&A Rules, thus we are not required to apply to the CSRC for approval. However, if prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

The M&A Rules, among other things, set forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, in the future, if any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees to personal liabilities, limit our subsidiary’s ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

SAFE regulations require PRC residents who make, or have previously made, direct or indirect investments in offshore companies to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his registration with the relevant SAFE branches, with respect to that offshore company, any material change involving increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiary under PRC law for foreign exchange registration evasion.

There is uncertainty concerning under what circumstances a foreign national can be classified as a PRC resident. Mr. Shengcheng Wang, our controlling shareholder, is a Canadian citizen who spends a certain amount of his time in China each year for business purposes. We have been advised by our PRC legal counsel that Mr. Wang is not subject to SAFE registration. However, the PRC government authorities may interpret Mr. Wang’s status differently or Mr. Wang’s status may change in the future if Mr. Wang extends his stay in China. Moreover, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our PRC Subsidiary and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions. See “Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by Universal for our cash requirements, including funds necessary to service any debt we may incur. If Universal incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Universal only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Universal is required to set aside a portion of its net income each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result, Universal is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As of December 31, 2008, we had combined restricted net assets in the amount of RMB 75.0 million (US$11.0 million), consisting of RMB 50.0 million (US$7.3 million) of registered capital and RMB 25.0 million (US$3.7 million) of statutory reserves, that were not available for distribution due to these PRC laws and regulations. Limitation on the ability of Universal to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs. Also see “—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiary.

In order to utilize the proceeds of our initial public offering, we, as an offshore holding company of our PRC operating subsidiary, may use the proceeds of our initial public offering to make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to finance the activities of Universal, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary by means of capital contributions. Any additional capital contributions to Universal must be approved by MOFCOM. We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Universal. If we fail to timely receive such registrations or approvals, or at all, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations would be adversely affected, which in turn would adversely and materially affect our business prospects and growth plan.

Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange restrictions in the PRC, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. We cannot assure you that SAFE or other PRC governmental authorities will not further limit, or eliminate, our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in the PRC may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in the PRC prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange transactions under the capital account transactions could affect Universal’s ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our cash and cash equivalents are denominated in Renminbi and the net proceeds from our initial public offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following our initial public offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay after our initial public offering, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Only limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

We face risks related to epidemics, which may severely disrupt our business and operations.

Our business could be materially and adversely affected by epidemics. For example, from December 2002 to June 2003, PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, the PRC government closed many businesses in the PRC to prevent transmission of SARS. Since 2003, there have been reports of occurrences of avian flu in various parts of the PRC, including a number of confirmed human cases and deaths. In April and May 2009, the swine flu that originated in Mexico also started to spread to other countries, with a few reported cases in the PRC. Any actual or threatened outbreak of epidemics in the PRC may, among other things, significantly disrupt our and our clients’ business operations and severely restrict the level of economic activities in affected areas, which will in turn reduce the demand for advertising services.

Our business may be adversely affected by unforeseen events or natural disasters that are beyond our control.

Our business may be adversely affected by certain events or natural disasters beyond our control, such as the magnitude 8.0 earthquake that struck Sichuan Province on May 12, 2008. Many television stations in China significantly changed their programming after the earthquake to broadcast developments and rescue operations relating to the earthquake. All television channels in China ceased to broadcast any advertisements during a three-day national mourning period, from May 19, 2008 to May 21, 2008. In addition, certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event were suspended in May and June 2008. Any natural disasters or unforeseen events in the future may cause similar changes to the programming and broadcasting schedules of television stations in China and may adversely affect the broadcast of our clients’ advertisements, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from August 4, 2008 to June 26, 2009, the trading price of our ADSs on the NYSE Arca has ranged from a low of US$1.20 per ADS to a high of US$6.85 per ADS. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices for our services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

We may fail to meet the minimum requirement for the market value of a listed company’s publicly held shares under the continued listing standards of NYSE Arca.

We were notified by the NYSE Regulation, Inc. on April 27, 2009 that as of April 24, 2009, our market value of publicly held shares was calculated to be approximately US$9.4 million, which was below the minimum requirement of US$15.0 million for continued listing on NYSE Arca under Rule 5.5(b) of the NYSE Arca

Equities Rules. From April 27, 2009 to June 26, 2009, our ADSs have been trading in the range of US$2.15 to US$6.85 per ADS, which made the market value of our publicly held shares approximately US$9.4 million to US$30.1 million, as calculated in accordance with the NYSE Arca Equities Rules. If the trading price of our ADS drops significantly in the future, we may fail to meet the minimum requirement for the market value of a listed company’s publicly held shares under the continued listing standards and thus may be delisted from the NYSE Arca.

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 26, 2009, we had 716,375,000 ordinary shares outstanding, including 216,375,000 ordinary shares represented by 7,212,500 ADSs and 19,858,500 ordinary shares issuable upon the exercise of options. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted our third amended and restated articles of association, which became effective immediately upon the completion of our initial public offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American depositary receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We have been conducting our business through two companies in the PRC, Universal, established in August 2006, and Mass Media, established in October 2003. Both Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang, our chairman and chief executive officer, and his immediate family members. Since the establishment of Universal, the advertising business of Mass Media has been gradually assumed by Universal. Mass Media has ceased to conduct any business relating to television advertising and transferred certain of its assets relating to television advertising to Universal. Effective from December 31, 2007, Mass Media is no longer part of our company.

Previously, Universal was 70% owned by UIAL, a British Virgin Islands company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd., a PRC domestic holding company beneficially owned by Mr. Shengcheng Wang’s immediate family members. In connection with our initial public offering, we reorganized our corporate and shareholding structure. In November 2007, a new holding company, CMM, was established by Mr. Shengcheng Wang in the Cayman Islands to serve as our entity for listing on NYSE Arca. At the same time, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to CMM for nominal consideration of US$1.0, and UIAL became a wholly owned subsidiary of CMM. UIAL subsequently purchased the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi Co., Ltd. for RMB 15.0 million (US$2.1 million).

In August 2008, we completed the initial public offering of our ADSs representing our ordinary shares and listed on NYSE Arca.

In January 2009, UIAL established a subsidiary, Greatwall Film Production (Hong Kong) Limited, in Hong Kong, which has not conducted any business activities since its establishment.

In April 2009, we changed our corporate name from China Mass Media International Advertising Corp. to China Mass Media Corp.

The following diagram illustrates our current corporate structure:

Our principal executive offices are located at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100140, People’s Republic of China. Our telephone number at this address is (8610) 8809-1099 and our fax number is (86-10) 8809-1088. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinammia.com. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services, special events services to China Central Television, or CCTV, and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procure advertisers to place advertisements during such time slots. We also assist CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We believe we are one of the leading independent advertising companies that have obtained a large volume of high quality advertising time slots from CCTV. We have developed a good relationship and reputation with CCTV primarily as a result of our extensive experience in media planning and packaging and the substantial advertising revenues generated from our effective sales efforts. We obtained advertising rights to an average of 37 minutes per day in 2006, 35 minutes per day in 2007 and 313 minutes per day in 2008 for regular daily programs on CCTV Channels 1, 2, 4, E and F. In addition to our regular daily television programs, since 2004 we have secured exclusive advertising rights to substantially all of the advertising time slots during the annual Chinese New Year Gala program, which was watched by approximately 31% of all television viewers in China in 2008. We also entered into an agreement to assist CCTV in the sales and marketing of advertising time slots in connection with all major sporting events broadcast on CCTV Channels 1 and 2. In July 2008, we entered into an agreement with CCTV and obtained the exclusive advertising rights to CCTV’s Spanish Channel (Channel E) and French Channel (Channel F), which are broadcast 24 hours a day to 36 countries around the world.

Our clients include both advertising agencies as well as corporations or other entities seeking to advertise their own products or services. In 2008, we provided advertising agency services to over 300 non-agency advertisers that purchased advertising time slots to advertise their products or services, either directly from us or indirectly through other advertising agencies. These non-agency advertisers include large and well-recognized companies in China, most of which purchased time slots from us through their advertising agencies but none of these non-agency advertisers individually accounted for more than 10% of our total revenues.

We are also a leading producer of public service announcements and commercial television advertisements in China. We produce public service announcements and commercial advertisements for government agencies and corporations. We worked with CCTV and the Beijing Olympics Organizing Committee since October 2006 and produced a series of public service announcements relating to the 2008 Beijing Olympic Games. Our production team has designed and produced approximately 300 public service announcements and other television advertisements since 2003, and gained extensive experience in content creation and production.

Our achievements have been widely recognized by CCTV, industry organizations and government agencies. We have received numerous awards from the China Advertising Association as well as national and local governmental authorities, including the State Administration of Industry and Commerce, or SAIC, the State Administration of Radio, Film and Television, and the State Administration of Press and Publication. Our recent awards include:

•

One of the “Best Advertising Agencies of the Year” named by CCTV for 2004, 2005, 2006 and 2008. Each year, CCTV independently reviews and selects the winners for this award from among the approximately 1,000 advertising companies in China that have worked with CCTV during the year. No application fee is charged for competing for the award.

•

The Gold, Silver and Bronze Awards of the “China Advertisement Yellow River Awards” issued by the China Advertising Association for three of our public service announcements at the 15th China International Advertising Festival of 2008. The Yellow River Award is one of the most prestigious awards in public service announcement production in China. The winners in 2008 were selected from approximately 6,000 contestants.

Our Services

We offer a full range of integrated television advertising services, including advertising agency services, special events services and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, and our ability to provide advertising services on an integrated basis that tailor to advertisers’ needs differentiate us from most other television advertising companies operating in China. We intend to offer new types of services to cater to market trends and to serve the evolving needs of our clients.

Our Advertising Agency Services

We provide advertising agency services to our clients by providing them with the advertising time slots we have obtained from CCTV. For 2008, we obtained advertising rights to a number of high-quality daily television programs, on CCTV Channels 1, 2 and 4 through our contractual arrangements with CCTV and Guang Er Gao Zhi FTP. We also obtained the exclusive advertising rights to CCTV’s Spanish Channel and French Channel in July 2008. We believe that we are among the leading advertising companies that have obtained a large volume of advertising time slots from CCTV.

Advertisers purchase advertising time slots we have obtained from CCTV either directly from us or through their advertising agencies. Our advertising agency services typically start with an initial discussion between our sales and marketing personnel and a potential advertiser. After learning more about the advertiser, including its business and its goals for placing the advertisements, we conduct the relevant market research for them and propose a marketing and advertising plan, which includes our recommendations of advertising strategies and specific television channels and time slots on which to place the advertisement to maximize the desired effect. After the advertiser approves such a plan, we enter into an advertising agency contract with the client who agrees to engage us as its agent to procure the relevant advertising time slots. The contract will specify, in the case of acquiring advertising time slots from us, the time slots or the programs within which the advertisements will be broadcast and the relevant price for the advertising time slots allocated to such client. For those advertisers who use their advertising agents to seek access to the advertising time slots from us, we enter into contracts with similar terms with such advertising agents after negotiation. For those clients who engage us to help them bid for other prime advertising time slots from CCTV, the contracts specify the scope of the services we provide to these clients and we submit the bid on behalf of our clients to seek the desired CCTV time slots.

For those clients whose goals can be better served by having their television advertisements broadcast on other television channels or during time slots other than those we have obtained from CCTV, we perform the same services as we do for clients obtaining the advertising time slots from us, except that after our client approves the advertising plan, we act as an agent for such clients to procure advertising time slots from other advertising companies.

After we enter into contracts with CCTV to broadcast the relevant television advertisements of our clients, our media relationship department will review such television advertisements to ensure that the contents of the relevant advertisements are in compliance with the applicable regulatory requirements in China and the specific content or technical requirements of CCTV. We also help our clients prepare and collect the relevant legal documents required by CCTV for the release of the advertisements, including the business licenses and trademark certificates of our clients. After receiving approvals from CCTV, such advertisements will be broadcast. Our media relationship department monitors the broadcasts of our advertisements every day to ensure they are broadcast during the time slots and for the duration specified in the relevant contracts. We also provide certain advertising clients with reports that analyze and evaluate the advertising effect after the advertisements are broadcast.

Our Special Events Services

Since 2004, we have had contractual arrangements with CCTV to assist CCTV in the sales and marketing of advertising time slots on CCTV Channels 1 and 2 during major sporting events that are broadcast on these channels. Such sporting events include the Olympic Games, the FIFA World Cup and various other major sporting events. Under this arrangement, our sales representatives will, together with CCTV and sales representatives from a third-party advertising company, form the advertising sales team for these sporting events.

We fully participate in the joint efforts to market these events, produce promotional films, organize promotional fairs, negotiate contracts with potential advertisers and provide post-broadcasting services to the clients. Our fees for such services will be determined on a case-by-case basis by CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such sporting events. We typically receive a certain percentage of the total advertising revenues as our compensation. The special events services contract is renewable annually and in 2008 we renewed this contract with CCTV to cover major sporting events in 2008, including the 2008 Beijing Olympic Games. The contract was further renewed for 2009.

Our Production and Sponsorship Services

Our ability to provide “one-stop shop” services by rendering a full range of services, including designing, producing and packaging television advertisements to our clients distinguishes us from other advertising agencies that compete with us. In many cases, we provide production and sponsorship services as a part of the integrated advertising services package we offer to our advertising clients. Since 2003, we have produced over 200 public service announcements and over 50 commercial television advertisements.

We provide production services directly at the request of our clients, including both corporations and government agencies or non-governmental organizations, who either aim to promote their corporate brand names, products and services through commercial advertisements or intend to raise social consciousness or improve their company image through public service announcement. In addition, we provide sponsorship services in connection with the production of Guang Er Gao Zhi ( ), a 30-second daily program on CCTV Channels 1 and 2 that broadcasts exclusively the public service announcements we produce. We typically solicit sponsors for the public service announcements we already produce. After such sponsor presents relevant legal documents required by CCTV for the release of the announcement, such as the business licenses of the sponsor, we will show the sponsor’s name at the end of the announcement broadcast on the program.

The production of public service announcements and commercial advertisements involves various stages, including identifying concepts, formulating ideas, drafting advertising strategies and story books, organizing pre-production meetings, drafting and finalizing the shooting book, shooting, editing and post-production procedures. We generally involve our advertising clients or sponsors who commission a public service announcement, in every production stage and receive their feedback throughout the production process to ensure that the public service announcements and commercial advertisements satisfy the specific needs and requirements of our sponsors and advertising clients.

Our Media Resources

Our media resources primarily consist of the advertising time slots we acquire from CCTV. We directly enter into contracts with CCTV to obtain exclusive advertising rights to a number of television programs, with contract terms ranging from one year to five years. In addition, we indirectly acquire advertising time slots from CCTV through an agreement with Guang Er Gao Zhi FTP, an advertising agency, and obtain an option to sell any advertising time slots Guang Er Gao Zhi FTP has obtained or will obtain from CCTV for a term of four years. We believe that the quality of services we have provided to CCTV and the significant advertising revenues CCTV has received as a result of our sales efforts will help us continue to obtain a stable supply of high quality advertising time slots from CCTV in the future.

Under the contracts we entered into with CCTV and Guang Er Gao Zhi FTP, we have the right to act as the agent for the sale of advertising time slots during several programs on CCTV Channels 1, 2 and 4. CCTV Channels 1 and 2 are the most popular channels of CCTV. CCTV Channel 4 is the first and only Chinese language channel from China that broadcasts both domestically and in more than 70 countries and regions, and enjoys a high reputation among domestic as well as overseas audiences. We also obtained the exclusive advertising rights to CCTV’s Spanish Channel and French Channel in July 2008.

Advertising Time We Have Obtained Directly from CCTV

The following table sets forth the television programs for which we have obtained, directly from CCTV, the exclusive rights to market the advertising time slots or, in the case of Guang Er Gao Zhi, to produce the program:

Program	CCTV channel	Rating in 2008(1)		Advertising time per program		Broadcast frequency per day				Total advertising time per day(2)				Year we first became an agent or producer
						Weekday		Weekend		Weekday		Weekend
				(minutes)		(times)		(times)		(minutes)		(minutes)
Chinese New Year Gala	1, 2, 3, 4	31.0	%(3)	12	(4)	24	(5)	24	(5)	284	(6)	284	(6)	2004
Daytime advertising package	1, 2	5.0%		3		10	(7)	10	(7)	30		30		2004
Television Guides (daytime)	1, 2	8.1%		0.5		10	(7)	10	(7)	5		5		2004
Guang Er Gao Zhi ( )	1, 2	0.7%		0.5	(8)	4		4		2		2		2004
Various programs	E, F	—		—		—		—		432	(9)	432	(9)	2008

(1)	Cumulative ratings at selected broadcasting times of the programs, including reruns, and calculated by us based on the data from Infosys TV, a television program rating analyzing system developed by TNS Group and operated in China by CSM Media Research Co., Ltd. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program within a specific duration of time out of the total number of viewers. The rating information is not available for CCTV channels that are only broadcast overseas, such as the Spanish (E) and French (F) channels.
(2)	Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program/advertising package is broadcast, including reruns, within the same day.
(3)	Represents the rating of the Gala only.
(4)	Represents the total available advertising time slots of the Gala and certain other programs secured by us that run during the 16-day Chinese New Year holiday season, without taking into account reruns.
(5)	Represents the maximum number of reruns during the 16-day Chinese New Year holiday season. Among the 12 minutes of total advertising time secured by us, 10 minutes of advertisements are broadcast 24 times and the remaining two minutes of advertisements are broadcast 22 times during the holiday season.
(6)	Represents the total available advertising time slots of the Gala and certain other programs secured by us that run during the 16-day Chinese New Year holiday season, including reruns.
(7)	Represents the minimum number of reruns per day we agree with our advertising clients to broadcast on CCTV.
(8)	Represents the duration of the program. We do not sell the advertising time slots of this program to advertisers; instead, we solicit sponsorships for the public service announcements broadcast on the program.
(9)	Represents the total available advertising time slots on CCTV’s Spanish and French Channels.

Chinese New Year Gala Program. Since 2004, we have acted as CCTV’s exclusive agent for substantially all of the advertising time slots during the annual Chinese New Year Gala program as well as for additional advertising time slots during the 16-day Chinese New Year holiday, which is the most important holiday in China. The Chinese New Year Gala program, the most popular television program in China and watched by approximately 31% of the television viewers in China in 2008, has become an integral part of the Chinese New Year celebration for many Chinese people. We work closely with the Gala production team and carefully design, plan and organize our sales and marketing activities during the making of the program, which lasts longer than six months each year, in order to ensure the advertisements we procure are well integrated with the various segments of the Gala and at the same time achieve maximum advertising impacts for advertisers. We believe that our reappointment each year as the exclusive agent for such important advertising event is a strong indication of our favorable position among the more than 1,000 advertising agency companies that work with CCTV. We are required to pay CCTV a minimum amount of advertising revenues and our commission is calculated as a percentage of total revenues of such advertising sales. If the sales revenues exceed the minimum requirement of CCTV, we will receive an additional incentive fee from CCTV, calculated as a percentage of the sales revenues that exceeds such agreed minimum amount. We have been able to meet such minimum amount requirement in the past.

Daytime Advertising Package and Television Guides. The daytime advertising package is a package of advertisements that are broadcast at least ten times per day on Channels 1 and 2 throughout daytime hours between various television programs. Television Guides is a program that provides viewers with information about the schedules of various television programs, which is broadcast at least ten times per day on CCTV Channels 1 and 2 throughout the day. Many of such time slots are less desirable on a stand-alone basis. But based on our market analysis, we bundle these various segments of advertising time slots during certain of CCTV’s daytime programs, and sell them as packages with higher cumulative ratings and more frequent broadcasts at lower prices, and therefore create effective and cost-efficient solutions for our targeted advertising clients. In particular, our daytime advertising package has become one of our most successful advertising offerings to advertisers and generated significant revenues for CCTV, which demonstrates our success in turning CCTV’s non-prime time slots into profitable advertising resources.

Each of our current contracts with CCTV for the advertising time slots during the daytime advertising package and Television Guides has a term of three years, starting from July 1, 2008. Under these contracts, we have obtained the exclusive right to act as an agent to market such available advertising time slots and procure advertisements for CCTV and are required to pay the advertising revenues to CCTV at the agreed prices. We generally charge our clients a premium over our agreed price with CCTV, which premium constitutes a majority portion of our revenues from these contracts. We also receive a percentage of our payments to CCTV as our commissions. Each of these contracts provides that any party can terminate the contract with 90 days’ notice. We have a right of first refusal to renew these contracts under specified terms, on the condition that we deliver a notice to CCTV three months prior to the end of the contractual term.

Guang Er Gao Zhi ( ). Under relevant Chinese laws and regulations, both central and regional television stations are required to broadcast a minimum amount of public service announcements between their television programs. We have arrangements with CCTV for the production of “Guang Er Gao Zhi,” meaning “to spread the message far and wide,” a 30-second daily public service announcement program. This program includes 30-second public service announcements that are typically broadcast twice a day on CCTV Channel 1 and Channel 2, respectively. We usually engage a corporation or a governmental agency to be the sponsor and its name will be displayed at the end of the public service announcement. We also display our corporate name on each of the public service announcements broadcast in this television program. We believe that this program has contributed significantly to enhancing our company name recognition across China.

In addition, in July 2008, we entered into an agreement to obtain the exclusive rights to sell all of the advertising time slots on CCTV’s Spanish Channel and French Channel for a term of five years. Broadcast 24 hours a day to 36 countries, CCTV’s Spanish and French Channels provide news, entertainment, tourism information, language learning and sports programs and introduce the Chinese culture to Spanish- and French-speaking viewers around the world. We will assist CCTV in promoting these channels in Spanish- and French-speaking countries, in program production and packaging, and in procuring advertisements.

Advertising Time We Have Obtained through Guang Er Gao Zhi FTP

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. Under this agreement, we obtained a right of first refusal with respect to any advertising time slots that Guang Er Gao Zhi FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years. Once Guang Er Gao Zhi FTP notifies us that it has obtained the advertising right to a specific television program, we are required to inform Guang Er Gao Zhi FTP within seven days of our receipt of such notice whether we would exercise such right of first refusal to obtain the advertising right. If we decide to exercise such right, we and Guang Er Gao Zhi FTP will enter into a separate agency contract in connection with such program. Under this arrangement, we have contracted with Guang Er Gao Zhi FTP to obtain the advertising rights to a number of programs on CCTV in 2008.

The following table sets forth the television programs for which we have obtained the exclusive rights to sell the advertising time slots through our agreements with Guang Er Gao Zhi FTP:

Program	CCTV channel	Rating in 2008(1)	Advertising time per program	Broadcast frequency per day		Total advertising time per day(2)		Year we first became an agent
				Weekday	Weekend	Weekday	Weekend
			(minutes)	(times)	(times)	(minutes)	(minutes)
First News	2	0.6%	6	2	1	12	6	2008
Chinese World	4	0.5%	3	2	—	6	—	2008
China News	4	1.9%	6	4	4	24	24	2008
World Update(3)	4	0.7%	3	2	—	6	—	2008
Periodic news package	4	2.1%	1	11	7	11	7	2008
Viewer’s Guide	4	1.0%	1	12	6	12	6	2008
Asia Today	4	0.4%	3	2	1	6	3	2008

(1)	Cumulative ratings at selected broadcasting times of the programs, including reruns, and calculated by us based on the data from Infosys TV. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program during a specific time period out of the total number of viewers.
(2)	Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program/advertising package is broadcast, including reruns, within the same day.
(3)	This program was suspended in May 2008 and later canceled by CCTV.

First News. First News is a popular morning news program broadcast twice per day during the weekdays and once per day during weekends on CCTV Channel 2. Under a contract between Guang Er Gao Zhi FTP and CCTV, Guang Er Gao Zhi FTP obtained the right to sell the advertising time slots during First News and is required to pay advertising revenues at the agreed price to CCTV. Guang Er Gao Zhi FTP is also committed to sell at least four minutes of the total six minutes of available advertising time slots and CCTV has the right to engage other agencies to sell the remaining two minutes. Guang Er Gao Zhi FTP has a right of first refusal to renew the contract on the condition that a notice is delivered to CCTV three months prior to the end of the contract term. Under the framework agreement and an agency agreement between Guang Er Gao Zhi FTP and us, we obtained the exclusive advertising rights to the advertising time slots of First News that Guang Er Gao Zhi FTP has obtained from CCTV. We are required to meet the minimum sales target set by CCTV and will pay a fee to Guang Er Gao Zhi FTP equal to a certain percentage of the premium we charge to advertising clients over the agreed price with CCTV.

CCTV Channel 4 programs. Under a contract between Guang Er Gao Zhi FTP and CCTV, Guang Er Gao Zhi FTP obtained the rights to sell the advertising time slots during a number of programs on CCTV Channel 4, including China News, Chinese World, Viewer’s Guide, Asia Today and various periodic sporting and financial news programs. According to CCTV, its Channel 4 reaches altogether more than 15 million households in 78 countries, and is among the most popular Chinese language television channels watched by overseas Chinese. Guang Er Gao Zhi FTP is committed to generate a fixed amount of media fees to CCTV. In 2009, CCTV increased the fixed amount of media fees required under the contract by 40.9% from that in 2008. Guang Er Gao Zhi FTP has a right of first refusal to renew the contract on the condition that a notice is delivered to CCTV three months prior to the end of the contract term. Under the framework agreement and an agency agreement between Guang Er Gao Zhi FTP and us, we obtained the exclusive rights to the advertising time slots of respective Channel 4 programs that Guang Er Gao Zhi FTP has obtained from CCTV. We will pay the fixed amount of media fees to Guang Er Gao Zhi FTP, and retain any remaining amount generated from our sales.

Our Advertising Clients

Our Corporate Clients

Our corporate clients span a wide spectrum of industries, including telecommunications, pharmaceuticals, financial services, and garment, food and other consumer product industries. Our advertisers include many well-known companies in China. A number of these clients utilize the full range of our advertising services, including both agency and production services. We have also established business relationships with many leading domestic and international advertising agencies, some of which are members of the American Association of Advertising Agencies, who introduce clients to us for all of our services. Our access to advertising time slots on CCTV is a primary attraction for these advertising agency clients.

The following table sets forth the breakdown of revenue contributions in 2008 by the industries in which our corporate clients operate:

Industry	Percentage of Total Revenues in 2008
Food and beverages	22.6%
Pharmaceuticals	14.7%
Fashion	12.2%
Household products and electronic appliances	11.8%
Telecommunications and information technology	8.7%
Tourism	8.3%
Finance and services	7.6%
Automotive	4.9%
Others	9.2%

100.0%

Our Governmental Agency Clients

Many government agencies in China formulate an annual plan to produce a certain number of public service announcements to be broadcast on national and regional television networks. As a leading public service announcement producer, we have been engaged by governmental agencies and non-governmental organizations to produce public service announcements for them. For example, we worked with the Ministry of Health to produce public service announcements to promote public awareness of measures to prevent AIDS. We also worked with the Beijing Olympics Organizing Committee to produce a series of public service announcements relating to the 2008 Beijing Olympic Games.

Client Concentration

In the years ended December 31, 2006 and 2007, individual customers accounting for more than 10% of our total revenues in the aggregate contributed 37.8% and 32.3% to our total revenues, respectively. None of our customers accounted for more than 10% of our total revenues in the year ended December 31, 2008 because we recorded our advertising revenues from CCTV Channel 4 programs on a gross basis, which increased our revenue basis. See Note 3(b) to our combined financial statements included elsewhere in this annual report. Although our revenues from these advertising clients generally constitute a substantial part of our total revenues, we believe our business is not dependent on any individual advertising client.

Pricing

For our advertising agency services, we set the prices of our available advertising time slots based on the quality, rating and target audience of the relevant television programs where the advertisements will be broadcast, the sales prices of our competitors, general market conditions and market demand. Different advertising time slots are sold at different prices. CCTV annually publishes rate cards for its advertising time slots after taking into account the input from its advertising agencies, including our company. We use these rate cards as a basis for negotiations with our clients and we typically provide discounts to our clients. We typically require the agreed advertising fees to be paid in advance before the advertisements are broadcast. CCTV has been increasing the prices charged to us for many of its advertising time slots every year since our establishment, and we expect that CCTV will continue to raise such prices in the future. We believe that we will be able to pass on these price increases to our clients. For our clients who use us as the agent to seek advertising time slots from other advertising companies, we typically charge a certain percentage of the total payment made by our clients to these advertising companies as our commission. For our special events services to CCTV, our fees are determined at the sole discretion of CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special events.

We price our production and sponsorship services after taking into account the added value and the related production costs of the content we produce and the value we create for the sponsors of our public service announcements. We typically require a deposit equal to the production cost of the advertisement to be paid by the client at the time of the execution of the advertising production agreement and prior to our commencement of work. We typically require our clients to make payment in full at the time of delivery of our products. For clients who have established good relationships with us and have solid credit histories, we may, on a case-by-case basis, offer them a limited credit period.

Sales and Marketing

As of December 31, 2008, we employed 54 sales representatives devoted to the sale and marketing of our services, whose compensation is based, to a large extent, on the sales revenues they achieve for our company. More than 50% of our sales representatives have more than three years experience in the advertising industry. We have dedicated sales teams focusing on the sales of advertising time slots we have obtained from CCTV to advertising agency companies or directly to our corporate clients. We also actively seek advertising time slots from other third party agencies if our clients’ goals can be better served by having their television advertisements broadcast at time slots other than those we have obtained from CCTV. Our Shenzhen office is responsible for the advertising sales in five provinces in southern China. We also have dedicated personnel responsible for the sales of our public service announcements. We hold our own promotional fair each year to promote the sale of the advertising time slots we have obtained from CCTV, in which representatives from both CCTV and our long-term clients will participate, and highlight the quality of our media resources and our services to potential advertisers. We believe that our extensive experience in media planning, packaging and sales, our access to desirable advertising time slots and our leading production capabilities have attracted a broad base of advertising clients and facilitated our sales efforts. We also have client service teams within our sales department to serve our important clients.

In addition, when we provide any of our advertising agency services or advertisement production services to our clients, we seek opportunities to provide a full range of integrated advertising services to them. Some clients that initially engage us only to provide advertising agency services ultimately hire us to produce the relevant television advertisements. Similarly, our production department also seeks opportunities to introduce clients to the sales representatives of our advertising agency services.

We market our services primarily through direct marketing, trade shows and other media events, which include:

•

participating in various nationwide advertisement promotional fairs, including the annual Prime Time Advertising Resources Fair organized by CCTV in the fourth quarter of each year, to promote our advertising agency services;

•	providing our public service announcements to regional television networks to enhance the awareness among the public regarding the public service announcements we produce; and

•

participating in industry award competitions, trade shows, advertisement festivals, academic seminars and conferences to promote the awareness of our company and our advertisement production capabilities.

In addition, our sales and marketing activities benefit significantly from the fact that we have achieved name recognition across China through years of broadcasting the “Guang Er Gao Zhi” program on CCTV Channels 1 and 2. On this program, the public service announcements we produce are broadcast nationwide and our company name is displayed in each announcement. According to a survey conducted by CTR Market Research Co., Ltd. in June 2007, our company is the most recognized television advertising agency in China. Among the 500 randomly selected interviewees sampled in the survey across ten cities in China, 64% recognized our brand name, with our nearest competitor only recognized by less than 30% of the interviewees.

Information Technology

We use information technology and operating tools to support our business operations. We have purchased several databases from third-party market research firms and employed these databases regularly to conduct relevant research as a basis to formulate the advertising plans for our clients. The databases we currently use include ADPower and Infosys TV. ADPower is an advertisement monitoring database that contains original data for each advertisement on almost all of the television stations across China, such as the length of the advertisement, the content of the advertisement and the television programs within or between which such advertisement was broadcast. We can also perform analysis under this ADPower system to produce the relevant data or comparison we need in order to provide advice to our clients. Infosys has the largest samples of television programs of CCTV, including the rating and the target audience of each television program. We use the data provided by Infosys TV to form the basis of our recommendations to our clients regarding the placement of relevant advertisements.

Service Quality Control

We aim to provide the highest quality agency and production services to our clients. Our media relationship department reviews the content of the television advertisements to ensure their compliance with the applicable legal requirements of China and the specific requirements of CCTV or the regional television networks broadcasting the advertisement. In addition, our media relationship department monitors the broadcasts of our advertisements every day to ensure they are broadcast at the time slots and for the duration as specified in the relevant contracts. We also provide certain advertising clients with reports that analyze and evaluate the advertising effect after the advertisements are broadcast.

Moreover, in order to ensure the quality of our agency services, we provide regular training to our sales force and our administrative staff with respect to the changes in general market conditions, recent developments in different industries in China and client communication skills. We also hold regular meetings with our clients to receive their feedback on our services.

In order to ensure the quality of the television advertisements and public service announcements we produce, we closely analyze market trends and clients needs, and employ advanced film and sound technology to deliver rich content. In particular, when engaging a third-party producer is necessary in the production of the advertisement, we typically select production crews that we have previously worked with in the past and have proved to be able to provide high quality production services.

Competition

The advertising industry in China is intensely competitive and highly fragmented. We compete with other industry participants mainly on the basis of service quality, available advertising time slots, price, reputation and relationships with television networks. We face significant competition mainly from domestic advertising companies such as SinoMedia Holding Limited, Walk-on Advertising Co. Ltd. and Charm Communication Group. We compete with other television advertising agencies for the limited time slots available on the CCTV channels or other television networks. In particular, some of our advertising clients are large advertising agencies who could become our competitors for the same limited media resources. We also compete with other television advertising agencies for advertising clients’ spending on the basis of desirability of time slots offered, television network coverage, service quality, brand name and pricing.

We also face competition from new entrants in the television advertising sector, including the wholly foreign-owned advertising companies that have been allowed to operate in China since December 2005, which exposes us to increased competition from international advertising media companies that have greater financial and other resources than we do. In addition, television, upon which we depend for our business, also competes with other forms of advertising media, such as radio, newspapers, magazines, the Internet, indoor or outdoor flat panel displays, billboards and public transport advertising, for overall advertising spending.

We believe that our ability to execute important advertising events and to provide integrated advertising services, ranging from the formulation of marketing plan to television advertisement production to advertisement release and broadcasting, represents a significant advantage over our competitors. However, we may not be able to maintain our competitiveness in this industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and our profitability may be materially harmed.”

Insurance

We maintain property insurance for our automobiles. We do not maintain business interruption insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our insurance coverage is limited and we may incur substantial costs as a result of a severe business liability or disruption or other unexpected events, which could have a material adverse effect on our financial condition and results of operations.”

Intellectual Property

We own the copyrights to the public service announcements we produce for broadcast on CCTV and regional television networks. Advertisers who choose to become the sponsors to such public service announcements do not have intellectual property rights with respect to such announcements. However, advertisers who engage us for the production of television advertisements to meet their specific content and production requirements generally hold the copyright to the relevant television advertisements or public service announcements, while we only have the right to identify our company in such advertisements or announcements as the producer of these advertisements or announcements.

Mass Media has filed applications to register several trademarks relating to our brand name “ ” and our logo. In November 2007, Mass Media’s application in the category of publishing, movie production, radio and television program production was approved and the trademark is valid from 2007 to 2017. As of the date of this annual report, Mass Media’s application in the category of advertising is still pending. According to the asset transfer agreement dated December 29, 2007 between Mass Media and Universal, Mass Media will transfer all of the registered trademarks to Universal once the registration is granted.

Regulation

This section sets forth a summary of the most significant PRC regulations that affect the business and the industries in which we operate.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including the State Administration for Industry and Commerce, or the SAIC. China’s Advertising Law was promulgated in 1994. From time to time, the State Council, the SAIC and other ministries and agencies have issued additional regulations that apply to our business.

Regulation of Advertising Services

Business License for Advertising Companies

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

Pursuant to these regulations, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which includes the operation of an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. Our PRC subsidiary has obtained such a business license from local SAIC branch and we do not expect it to encounter any difficulties in maintaining its business license.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. It is prohibited to disseminate tobacco advertisements via broadcast, film, television or print media, or in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through broadcast, film, television, newspaper, magazine and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising service providers and advertising distributors are each required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and accurate as well as in full compliance with applicable laws and regulations. In providing advertising services, advertising service providers and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising service providers or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Television Advertising

The principal regulations governing television advertising in China include:

•	The Regulations on Radio and Television Administration (1997); and

•	The Interim Measures on Administration for Broadcasting of Radio and Television Advertisement (2003).

Consistent with the principles provided in the Advertising Law of 1994, these regulations set forth certain special requirements for television advertising in China, which include, among other things, limitations on time and content of advertisements. The aggregate time for broadcasting advertisements must not exceed 20% of daily broadcasting time of each television channel. In particular, advertisement broadcast during the period from 19:00 to 21:00 must not exceed nine minutes per hour on each TV channel. Television stations are also required to keep regular television programs uninterrupted and may not interpose advertisement except during normal breaks between programs. Furthermore, television advertisements must be clearly distinguishable from other television programs and must not be broadcast in the form of news reports or other similar forms. Television advertisements must not include disturbing content during meal times: from 6:30 to 7:30, from 11:30 to 12:30 and from 18:30 to 20:00. There are also specific requirements regarding advertisements that relate to certain special merchandise and/or services. For example, alcohol advertisement is strictly restricted with a daily maximum limit of 12 advertisements and a maximum limit of two advertisements from 19:00 to 21:00 for each television channel. In addition, each television channel is required to broadcast public service advertisements for no less than 3% of its aggregate available advertising time.

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2007);

•	The Measures on Administration for Foreign-invested Advertising Enterprises (2004); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

These regulations require foreign entities that directly invest in the advertising industry in China to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of operations outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

The establishment of a foreign-invested advertising enterprise, by means of either new establishment or equity acquisition of an existing domestic advertising company, is subject to examination by the SAIC or its authorized branch at the provincial level and the issuance of an Opinion on the Examination and Approval of the Foreign-invested Advertising Enterprise Project. Upon obtaining such opinion from the SAIC or its relevant branch, an approval from the Ministry of Commerce or its competent local counterparts is required before a foreign-invested advertising enterprise may apply for its business license. In addition, if a foreign-invested advertising enterprise intends to set up any branch, it must meet the requirements that (i) its registered capital has been fully subscribed and (ii) its annual advertising sales revenues are not less than RMB 20 million.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, and the Implementation Regulation of the PRC Trademark Law, adopted in 2002, give protection to the holders of registered trademarks. The State Trademark Bureau, under the authority of the SAIC, handles trademark registrations and grants rights of a term of 10 years in connection with registered trademarks. License agreements with respect to registered trademark shall be filed with the State Trademark Bureau.

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules (1996), as amended, and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest payments and dividend distributions. The conversion of Renminbi into other currencies and the remittance of converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its qualified local offices. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local offices. Unless otherwise approved, domestic enterprises shall convert all of their foreign currency proceeds into Renminbi.

Regulations on Dividend Distributions

The principal regulations governing dividend distributions by wholly foreign-owned enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Rules for the Implementation of the Wholly Foreign-Owned Enterprise Law (1990), as amended; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these enterprises are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until their cumulative total reserve funds are equal to at least 50% of the enterprises’ registered capitals. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this new law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. However, the new law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subjected to certain conditions. Therefore, if CMM and UIAL are classified as resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise”.

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice No. 75, which became effective as of November 1, 2005.

According to Notice No. 75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

Notice No. 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under Notice No. 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under Chinese foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice No. 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

To further clarify the implementation of Notice No. 75, SAFE issued Notice No. 106 on May 29, 2007. Under Notice No. 106, PRC subsidiaries of an offshore company governed by Notice No. 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.

According to the Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or the PRC related company of such overseas listed company (such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China) must, among others things, file an application with SAFE on behalf of such individual to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC-related company must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic agent also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC citizens from dividends acquired from the overseas-listed company through employee stock holding plan or stock option plans or sales of the overseas-listed company’s stock acquired through other methods must be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the PRC citizen’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If a stock option is exercised in a cashless transaction, the PRC citizen is required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many related issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas-listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by SAFE or other PRC government authorities.

In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities.

C.	Organizational Structure

For a description of our organizational structure, See “Item 4. Information on the Company—A. History and Development of the Company.”

D.	Property, Plant and Equipment

Our corporate headquarters are located in approximately 1,564 square meters of office space in Beijing, which we rented from related parties under two leases before November 2008. In November 2008, we purchased such properties from the related parties at their fair market value as determined by an independent property valuation company. In addition, our Shenzhen office rents approximately 53 square meters of office space in Shenzhen, and its lease expires in December 2009. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited combined financial statements and related notes for the years ended December 31, 2006, 2007 and 2008, included elsewhere in this annual report. Our combined financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services, special events services to CCTV, and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, China’s largest television network, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China.

We derive a substantial majority of our revenues from our advertising agency services, in which we mainly procure advertisers for the time slots we have obtained on the most popular national channels of CCTV. Our advertisers purchase these services either directly from us or through advertising agencies. In the years ended December 31, 2006, 2007 and 2008, we derived 95.9%, 72.7% and 90.5%, respectively, of our total revenues from advertising agency services. Substantially all of our revenues from advertising agency services are derived from the advertising time slots on CCTV. We secured advertising rights to an average of approximately 37 minutes per day in 2006, 35 minutes per day in 2007 and 313 minutes per day in 2008 for regular daily programs on CCTV Channels 1, 2, 4, E and F. Since 2004, we have also secured exclusive advertising rights to substantially all of the time slots during the annual Chinese New Year Gala program, one of the most popular television programs in China.

Through our special events services, we assist CCTV in the sales and marketing of advertising time slots during major sporting events that are broadcast on CCTV’s Channels 1 and 2. In recent years, we have assisted CCTV in the sales and marketing of advertising time slots for a number of major sporting events, such as the 2004 Athens Olympic Games, 2006 FIFA World Cup and 2008 Beijing Olympic Games.

In addition to our advertising agency and special events services, we also derive revenues from producing public service announcements and commercial television advertisements for advertisers, and soliciting sponsors for the public service announcements we produce and arranging for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV. In 2008, we produced over 40 public service announcements and over 20 commercial advertisements.

Our net revenues increased from RMB 235.2 million in 2006 to RMB 255.5 million in 2007 and further increased to RMB 353.0 million (US$51.7 million) in 2008. Our net income increased from RMB 169.4 million in 2006 to RMB 208.3 million in 2007, and decreased to RMB 110.4 million (US$16.2 million) in 2008.

Factors Affecting Our Financial Performance and Results of Operations

We believe that the main factors affecting our financial performance and results of operations are:

•	overall demand for our services;

•	our ability to obtain high quality advertising time slots on favorable terms;

•	our ability to increase the size, quality and the level of diversification of our advertising client base;

•	pricing of our services; and

•	seasonality.

Overall Demand for Our Services

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. Any slowdown in China’s economic growth may slow our revenue growth. In 2008, the global financial crisis has given rise to a worldwide economic recession which also significantly slowed down China’s economic growth. The demand for our services had declined in the second half of 2008 and is likely to continue to decline in a worsening economic environment in 2009. This adverse effect could be offset if we can successfully increase our market share in the overall advertising market, which we plan to achieve through optimizing and expanding our media resources, expanding our client base and strengthening our production capabilities.

In addition, the demand for our services is affected by the level of television advertising spending in China, which is in turn affected by the popularity of television programs in China and advertisers’ perceptions regarding the effectiveness of television advertising. Television advertising also competes with other advertising media, such as billboards, Internet, mobile phones and out-of-home advertising networks. If television advertising becomes a less favorable choice for advertisers in China, we may not be able to successfully attract enough advertisers for our advertising time slots and our revenues and earnings growth may be affected.

Ability to Obtain High Quality Advertising Time Slots on Favorable Terms

We depend on the high quality advertising time slots we obtain from CCTV for our advertising agency services. Substantially all of our revenues for our advertising agency services are derived from the advertising time slots we obtain from CCTV. Our ability to continue to obtain our existing advertising time slots and to add additional high quality advertising time slots will have a significant effect on our results of operations. In 2008, we secured advertising rights to several additional television programs on CCTV Channels 2, 4, E and F. However, as we ramped up our sales efforts and identify new advertisers for the time slots during these new programs, our revenues from such new programs are usually lower during these ramp-up periods. In particular, we did not generate enough revenues from the time slots on CCTV Channel 4 programs to cover the fixed amount we were required to pay to Guang Er Gao Zhi FTP in 2008 and as a result we incurred a loss from such programs. We expect to continue to suffer a loss for these programs in 2009.

In addition, the availability of advertising time slots may also affect the growth of our production and sponsorship services. For example, we derived a significant portion of our revenues in production and sponsorship services in 2007 from soliciting sponsorships for public service announcements broadcast on certain time slots that CCTV allocated to us when they remained unsold. Such advertising time slots were not available to us in 2008.

The quality of advertising time slots available to us is measured based on the perceived effectiveness of advertisements placed during such time slots, which is in turn affected by the ratings and the geographical and demographic coverage of the relevant television programs. Our results of operations will be affected by any changes with respect to the popularity, rating or coverage of the television programs during which our advertising time slots occur.

Our profitability also depends on the price of advertising time slots charged to us by CCTV or other agencies. CCTV has been increasing the prices for many of its advertising time slots in recent years, and we expect that CCTV will continue to raise such prices in the future. Our profit margin may be affected if we are not able to obtain the rights to these advertising time slots on favorable terms or pass on the increasing costs to our clients. If any other advertising agency is able to obtain such high quality advertising time slots on terms more favorable than ours, we may lose our clients and our revenues may decline.

Ability to Increase the Size, Quality and the Level of Diversification of Our Advertising Client Base

We compete for the advertising spending of advertisers with other advertising agencies, including both international advertising agencies and domestic Chinese advertising agencies, some of which are also our clients. From time to time these agencies introduce their clients to us, primarily due to our exclusive rights over certain advertising time slots on CCTV. We believe that we distinguish ourselves from other advertising agencies in China by our ability to provide integrated advertising services that encompass media planning, packaging, creative content production and access to desirable advertising time slots to reach targeted audiences. We plan to continue to attract new business from potential clients, as well as to gain more business from our existing corporate clients, by increasing our sales efforts and by seeking opportunities to provide these clients with the full range of our services. We also intend to strategically adjust our advertising client portfolio by increasing the ratio of corporate advertising clients to advertising agency clients and by diversifying the industry mix of our advertisers, to better balance and optimize the profile of our client base. We will continue to improve the size, quality and level of diversification of our client base, leveraging our ability to provide integrated advertising services and the high quality advertising time slots we have obtained from CCTV.

Pricing of Our Services

Our results of operations significantly depend on the price of our advertising agency services, particularly the price we charge to our advertising clients for advertising time slots and, to a lesser extent, the price of our production and sponsorship services. We typically retain the difference between the price we charge to advertising clients and the price we pay for the advertising time slots as the premium for our advertising agency services. We price the advertising time slots of CCTV’s daily television programs available to us based on a number of factors, including market demand for such advertising time slots, target audiences, ratings and the quality of the relevant television programs as well as prices charged by our competitors. For our special events services to CCTV, our fees are determined at the sole discretion of CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special events. We price our production and sponsorship services by taking into account the added value and the related production costs of the content we provide or the value created by us for the sponsors of our public service announcements. Any factors that influence the pricing of our services will in turn affect our revenues, profitability and other operating results.

Seasonality

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending in China. Although the first quarter of each year is expected to be a slow season for the sale of the advertising time slots of the CCTV Channels 2 and 4 programs we newly secured in 2008, our total revenues are typically higher in the first quarter than in other quarters of the year because the Chinese New Year Gala program, which generates significant revenues for us, falls in that period each year. As a result, our quarterly results of operations may fluctuate significantly from period to period.

Revenue

The table below sets forth the breakdown of our three revenue sources for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount		% of Total Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Revenues:
Advertising agency services	245,200	95.9%	202,637	72.7%	334,053	48,963	90.5%
Special events services	—	0.0%	15,991	5.7%	—	—	—
Production and sponsorship services	10,487	4.1%	60,018	21.6%	34,935	5,121	9.5%
Total revenues	255,687	100.0%	278,646	100.0%	368,988	54,084	100%
Less: business tax	(20,472)	8.0%	(23,110)	8.3%	(16,006)	(2,346)	4.3%
Total net revenues	235,215	92.0%	255,536	91.7%	352,982	51,738	95.7%

We derive revenues from the following sources:

•

Advertising agency services. We currently derive a substantial majority of our revenues from providing advertising agency services, in which we obtain advertising time slots on popular television channels of CCTV and procure advertisers to place advertisements on such time slots.

Our commission for advertising agency services typically represents the difference between the price we charge to our advertising clients and the price we pay for the available advertising time slots. Our advertising clients typically make payments for our agency services at least one week before the relevant advertisements are broadcast, but we only recognize revenues when those advertisements are broadcast. If the advertisements are not broadcast, for instance due to CCTV’s change of program schedule, the advance payments will be returned to our clients.

We generally record revenue with amounts of billings to our clients net of media fees because we believe that the media supplier, not us, is the primary obligor and bears the majority of the risks and rewards in these arrangements. However, when we purchase blocks of advertising time slots and attempt to sell these advertising time slots to advertisers, we bear the majority of the risks and rewards in these arrangements. In such cases, revenues are recognized at gross billings to our clients and the cost for purchasing the advertising time slots is allocated to cost of revenues on a straight-line basis.

We also assist some of our advertising clients in bidding for prime advertising time slots from CCTV, for which we receive a certain percentage of our clients’ related advertising expenditures as our fees.

•

Special events services. From time to time we provide special events services to CCTV, in which we assist CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. Under this arrangement, our sales representatives will, together with CCTV and sales representatives from an independent third-party advertising company, form an advertising sales team for these special events.

Our fees for such services will be determined on a case-by-case basis by CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special event. We typically receive a certain percentage of the total advertising sales as our compensation. Due to our inability to estimate the amount of revenues we will receive, we do not recognize the revenues from our special events services until we receive statements from CCTV, generally several months after the relevant programs have been aired. We usually receive payment for these services several months after receiving the related statement. As a result, there is often a significant time lag between our performance of these services, our recognition of the related revenues and our actual receipt of payment.

•

Production and sponsorship services. We derive a portion of our revenues from our production and sponsorship services. We design, produce and package content for public service announcements and commercial advertisements. We also solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV. The sponsor’s name will be shown at the end of the announcement.

For commercial television advertisements, advertisers will pay for our production services and sometimes for the broadcast of the advertisements produced by us if we also arrange for such broadcast. For public service announcements, advertisers will pay for the sponsorships. We typically require a prepayment from our clients at the time of the execution of the advertising production agreements and prior to the commencement of our work, but our revenues are typically recognized at the time the final work products are delivered to our clients or are broadcast.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	Year Ended December 31,
	2006		2007		2008
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount		% of Net Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Cost of revenues	26,734	11.4%	30,148	11.8%	203,400	29,813	57.6%
Sales and marketing expenses	7,038	3.0%	5,600	2.2%	8,204	1,203	2.3%
General and administrative expenses	5,631	2.4%	8,505	3.3%	24,487	3,589	6.9%
Total operating costs and expenses	39,403	16.8%	44,253	17.3%	236,091	34,605	66.8%

Cost of Revenues

Prior to 2008, we recorded all of our revenues from our advertising agency services after deducting the media costs. Our cost of revenues consisted primarily of the costs that we incurred to produce our public service announcements and commercial advertisements and production and promotional costs related to the Chinese New Year Gala program and special events, including wages of production personnel, costs and depreciation of the production equipment, office rental expenses directly related to our production services, wages of media research and relationship personnel and costs associated with the monitoring, assessment and evaluation of the advertisements. In 2008, we obtained advertising rights to certain CCTV Channel 4 programs for which we are committed to pay a fixed amount of media fees. We record such media fees as our cost of revenues when the advertising time slots purchased are consumed on a straight-line basis and record the revenues from such Channel 4 programs on a gross basis. As a result, the media fee costs for the Channel 4 programs account for a substantial majority of our cost of revenues in 2008. In 2009, CCTV increased the media fees for Channel 4 programs by approximately 40.9%, which will significantly increase our cost of revenues.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office rental expenses directly related to our sales and marketing activities, traveling expenses incurred by our sales personnel and promotional and entertainment expenses. Our sales personnel receive performance-based compensation and we market our services primarily through the efforts of our sales and marketing personnel. We expect selling and marketing expenses to increase as we expand our sales force.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits for our management, accounting and administrative personnel, professional service fees, office rental and maintenance expenses directly related to our general office administration activities, depreciation of office equipment, other administrative expenses and allowances for doubtful accounts. We expect our general and administrative expenses to increase as we hire additional personnel, improve our corporate infrastructure and incur additional costs to meet the requirements of being a public company in the U.S. For example, we hired additional financial staff with experience in U.S. GAAP and SEC reporting requirements and engaged outside legal counsels. In particular, we engaged an outside consulting firm to assist us in our efforts to comply with Section 404 of the Sarbanes-Oxley Act, which requires a public company to include a report of management on the effectiveness of its internal control over financial reporting. All of these measures have considerably increased our general and administrative expenses in the periods following our initial public offering. In addition, we also incurred, and will continue to incur, costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the SEC.

Share-Based Compensation Expenses

We adopted an equity incentive plan in July 2008, pursuant to which we may issue up to 50,000,000 ordinary shares upon exercise of awards granted under the plan. On July 1, 2008, options to purchase 42,891,000 ordinary shares were granted under this plan at an exercise price of US$0.685 per ordinary share. On February 21, 2009, our board of directors resolved to offer to the grantees of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the last 60 days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All grantees of our stock options accepted this offer. As a result of this modification, options to purchase 19,858,500 ordinary shares were outstanding as of the date of this annual report, at an exercise price of US$0.0726 per ordinary share.

We have adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R) for the accounting treatment of our stock option plan and we will record compensation expenses based on the fair value of the award. See “—Critical Accounting Policies—Share-Based Compensation” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We expect to amortize the total amount of share-based compensation expenses over the vesting period of four years commencing July 2008 on a straight line basis over the requisite service period for each separately vesting portion of the awards. We incurred RMB 1.7 million (US$250,000) in share-based compensation expenses in 2008.

Taxation

Taxation in the Cayman Islands and the British Virgin Islands

Neither the Cayman Islands nor the British Virgin Islands currently levies taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands or by the government of the British Virgin Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. Neither the Cayman Islands nor the British Virgin Islands is a party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands or the British Virgin Islands.

PRC Enterprise Income Tax

Prior to January 1, 2008, both Mass Media and Universal were subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, or the old EIT law. Under the old EIT law, each of Mass Media and Universal, as a foreign-invested enterprise established in the Shenzhen Special Economic Zone, was entitled to a preferential income tax rate of 15% on the income generated by its offices based in Shenzhen and an income tax rate of 30% on the income generated by its offices based outside of Shenzhen, as compared to the statutory enterprise income tax rate of 33%. In addition, each of Mass Media and Universal was fully exempted from PRC income tax commencing from its first profit-making year, followed by a 50% reduction in PRC income tax for the next two years. As a result, Universal was exempted from PRC income tax for the year ended December 31, 2007 and was entitled to a 50% income tax reduction for the years ending December 31, 2008 and 2009.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. According to the new EIT law, we believe our PRC subsidiary may continue to be entitled to the tax preferential treatment it currently enjoys until such preferential treatment expires in 2009.

Under the old EIT law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as our PRC subsidiary, were exempted from PRC withholding tax. Under the new EIT law, however, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, the 10% withholding tax impacted on divided income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if CMM and UIAL, our PRC subsidiary’s direct holding company, are classified as resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Our effective tax rate was 14.3% in 2006, 4.9% in 2007 and 14.8% in 2008. Our effective tax rate decreased in 2007 because Universal, our PRC subsidiary and a foreign-invested enterprise established in August 2006, was exempted from enterprise income tax in 2007, while Mass Media, our primary operating subsidiary in 2006, did not enjoy such tax exemption in 2006. After the establishment of Universal, most of the former advertising business of Mass Media was gradually assumed by Universal, which substantially reduced our effective tax rate in 2007. Our effective tax rate in 2008 increased as a result of the expiration on January 1, 2008 of Universal’s income tax exemption status as well as the accrual of withholding tax on distributable earnings from PRC operations that we do not intend to permanently reinvest.

PRC Business Tax and Related Surcharges

Our PRC subsidiary is required to pay business tax at a rate of 5.0%, and related surcharges at a rate of approximately 3.0%, on our revenues from providing advertising services. Under the PRC tax law, business tax is levied on the net amount of total advertising revenues less media fees paid to the media providers. As we reported revenues from certain of our advertising time slots on a gross basis, our effective business tax rate was approximately 4.3% of our total revenues in 2008.

Critical Accounting Policies

We prepare our combined financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities as of the date of our financial statements and our revenues and expenses during the financial reporting period. Our estimates and assumptions are based on available information and our historical experience, as well as other estimates and assumptions that we believe to be reasonable. The estimates and assumptions that form the basis for our judgments may not be readily apparent from other sources. We continually evaluate these estimates and assumptions based on the most recently available information, our own experience and other assumptions that we believe to be reasonable. Our actual results may differ significantly from estimated amounts as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our combined financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See note 2 to our combined financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

We derive revenues primarily from providing services in three areas: (i) advertising agency services, in which we procure advertising clients to place television advertisements in the time slots we have obtained from CCTV, (ii) special events services to CCTV, in which we assist CCTV in the sales and marketing of advertising time slots for major sporting events broadcast on CCTV, and (iii) production and sponsorship services, in which we produce public service announcements, or commercial advertisements, for our clients or solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. Revenue arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. We recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. When there is no objective and reliable evidence of the fair value of the undelivered items, we recognize revenues of the elements delivered as a single unit of accounting. Generally, we receive advanced payments for our advertising services and record them as customer advances. Such prepayments are only recognized as revenues when the services are rendered.

We have adopted the net presentation for business tax and related surcharges. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Alternatively, we could adopt the gross presentation and present our revenues gross of business tax and related surcharges, while recording the business tax and related surcharges in cost of revenues. However, we believe that the net presentation better reflects our results of operations, since we consider business tax and related surcharges as taxes based on revenues collected from customers that reduce revenues earned by us.

Advertising agency services. In the substantial majority of our advertising agency arrangements, we contract separately with our clients and the media supplier and are responsible for the payments to the media supplier and collections from our clients. In compliance with EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” or EITF No. 99-19, we assess whether we or the media supplier is the primary obligor in these service contracts. We evaluate the terms of our agreements with our clients and give appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of earnings, ability to change the programs the media supplier provides, discretion in supplier selection and credit risk to the vendor.

Since the first year of operation, we have been arranging our clients’ advertisements on the advertising time slots of the regular daily programs on CCTV Channel 1 and Channel 2 and the annual Chinese New Year Gala program. In general, we are not obligated to pay the media fees until we have sold the advertising time slots to our clients. In these cases, we record the net amounts of the gross billings to our clients less media fees as revenues on the dates of broadcast in accordance with the guidance in EITF No. 99-19 because we believe that the media supplier, not us, is the primary obligor and bears the majority of the risks and rewards under such arrangements.

In order to obtain exclusive access to the advertising time slots on certain CCTV Channel 4 programs, starting from 2008, we purchase the advertising time slots on certain CCTV Channel 4 programs with a fixed media cost and attempt to sell these advertising time slots to our clients. We believe we bear the majority of the risks and rewards under such arrangements. Therefore, revenues are recognized at gross billings to our clients in accordance with the guidance in EITF No. 99-19 on the dates of broadcast of the advertisements. Cost for purchasing the advertising time slots from the media supplier is recorded as our cost of revenues on a straight-line basis. If we had recorded all revenues from advertising agency services on a gross basis, total revenues and cost of revenues would have been higher. However, operating income would remain unchanged for the periods presented.

Special events services to CCTV. We assist CCTV on an ad hoc basis in the sales and marketing of advertising time slots during major sporting events that are broadcast on CCTV Channels 1 and 2 under general framework agreements between CCTV and us. Our fees are determined on a case-by-case basis by CCTV and represent a certain percentage of the total advertising revenues earned by CCTV Channels 1 and 2 relating to each major sporting event. We are not able to estimate our service fees earned until we receive a settlement statement from CCTV, which generally occurs up to six months after our services are rendered. As such, we recognize revenues from our special events services when we receive such settlement statement from CCTV. If we were able to estimate our service fees earned or were able to receive settlement statements from CCTV on a more timely basis, the timing of recognizing revenues from special events services to CCTV would be accelerated.

Production and sponsorship services. We recognize revenues from production services at the time the productions are completed. For sponsorship services, we either provide sponsors with a pool of public service announcements already produced by us to choose from, or produce new announcements based on sponsors’ original ideas, and arrange to broadcast such public service announcements, as well as announcements supplied by clients themselves, in which sponsors’ names will be shown. We recognize revenues from sponsorship services only at the time such announcements with sponsors’ names are broadcast on the time slots we obtain from CCTV and other criteria, such as the execution of sponsorship agreements, are met.

Income Tax

On January 1, 2007, we adopted the Financial Accounting Standard Board’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

Under the new EIT Law adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from our PRC subsidiary will reduce our net income in accordance with APB 23. It is our intention to permanently reinvest part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we accrue the 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest. As we only distribute up to 30% of our PRC subsidiary’s annual income as dividends, our effective withholding tax rate is approximately 3%.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our combined financial statements.

Share-Based Compensation

Share-based compensation is accounted for in accordance with SFAS No.123 (revised 2004) “Share-Based Payment”, or SFAS 123R, for share-based payment transactions with employees. For service-based share option awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share option awards, our board of directors determines the performance goals and vesting schedule of these awards and an evaluation is made each quarter as to the likelihood of the performance criteria being met; share-based compensation cost is then recorded based on the fair value for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

We use the Black-Scholes option pricing model to determine the fair value of share options. The determination of the fair value of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income and net income per share. Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.

Results of Operations

The following tables present our summary combined statements of operations for each of the years ended December 31, 2006, 2007 and 2008. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues:
Advertising agency services	245,200	202,637	334,053	48,963
Special events services	—	15,991	—	—
Production and sponsorship services	10,487	60,018	34,935	5,121
Total revenues	255,687	278,646	368,988	54,084
Less: business tax	(20,472)	(23,110)	(16,006)	(2,346)
Total net revenues	235,215	255,536	352,982	51,738
Operating costs and expenses:
Cost of revenues	(26,734)	(30,148)	(203,400)	(29,813)
Sales and marketing expenses	(7,038)	(5,600)	(8,204)	(1,203)
General and administrative expenses	(5,631)	(8,505)	(24,487)	(3,589)
Total operating costs and expenses	(39,403)	(44,253)	(236,091)	(34,605)
Operating income	195,812	211,283	116,891	17,133
Interest and investment income	3,434	10,774	15,103	2,214
Other expenses, net	(1,560)	(3,128)	(1,441)	(211)
Income before tax	197,686	218,929	130,553	19,136
Income tax expense	(28,271)	(10,619)	(20,139)	(2,952)
Net income	169,415	208,310	110,414	16,184

The table below sets forth certain operating data in connection with our advertising agency services:

	Year Ended December 31,
	2006	2007	2008
Number of programs secured during the period	4	4	40
Total advertising time obtained (seconds)(1)	828,920	783,240	6,818,220
Total advertising time sold (seconds)	774,381	631,620	1,022,861

(1)	Represents the total amount of time during regular television programs secured from CCTV.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues

Our total revenues increased by 32.4% to RMB 369.0 million (US$54.1 million) in the year ended December 31, 2008 from RMB 278.6 million in the year ended December 31, 2007. This increase was attributable to the increase in revenues from our advertising agency services, partially offset by the decrease in revenues from our production and sponsorship services and a lack of revenues from special events services during this period.

Revenues from our advertising agency services increased by 64.9% to RMB 334.1 million (US$49.0 million) in the year ended December 31, 2008 from RMB 202.6 million in the year ended December 31, 2007. This increase was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured in 2008. We recorded the gross amount received from our advertising clients for Channel 4 programs in 2008 as our advertising agency services revenues without netting the corresponding media fees. In addition, the increase of our advertising agency service revenues was also attributable to an increase in the total advertising time slots sold by us in the year ended December 31, 2008 compared to the year ended December 31, 2007, particularly for the CCTV Channel 2 and Channel 4 programs newly secured for 2008. Our overall sales of advertising time slots were lower in the second half of 2008 compared to the first half of 2008, primarily because (i) the global financial crisis that began in the third quarter of 2008 significantly slowed down China’s economic growth, and the advertising spending in China and the demand for our services began to decline in the fourth quarter of 2008; and (ii) the suspension of regularly scheduled television programs during Beijing Olympic Games in the third quarter of 2008 led to the cancellation or rescheduling of advertising time slots for certain of our television programs.

Revenues from our production and sponsorship services decreased by 41.8% to RMB 34.9 million (US$5.1 million) in the year ended December 31, 2008 from RMB 60.0 million in the year ended December 31, 2007. The decrease was primarily due to the fact that certain temporary time slots, which CCTV was unable to sell otherwise and thus provided to us in 2007 to broadcast public interest announcements and generated significant revenues for us from our sponsorship services, were no longer available to us in 2008.

We recognized nil revenues from our special events services in the year ended December 31, 2008, while we recognized RMB 16.0 million in the year ended December 31, 2007 for our special events services to CCTV in connection with the 2006 FIFA World Cup. As of December 31, 2008, we had not received the settlement statement from CCTV and therefore no revenues were recognized in connection with the special events services we provided for 2008 Beijing Olympic Games in the year ended December 31, 2008.

Net Revenues

Our net revenues increased by 38.1% to RMB 353.0 million (US$51.7 million) in the year ended December 31, 2008 from RMB 255.5 million in the year ended December 31, 2007.

Operating Costs and Expenses

Our operating costs and expenses increased by 433.5% to RMB 236.1 million (US$34.6 million) in the year ended December 31, 2008 from RMB 44.3 million in the year ended December 31, 2007.

Cost of revenues. Our cost of revenues increased by 574.7% to RMB 203.4 million (US$29.8 million) in the year ended December 31, 2008 from RMB 30.1 million in year ended December 31, 2007. This significant increase was primarily due to the inclusion of the guaranteed media fees of RMB 163.2 million in the cost of revenues in the year ended December 31, 2008 as a result of our using the gross method of reporting for the revenues generated from the newly secured CCTV Channel 4 programs. Under our agreements with Guang Er Gao Zhi FTP, we are committed to pay a fixed amount of media fees of RMB 163.2 million for the CCTV Channel 4 programs that we secured through those agreements. The increase of our cost of revenues was to a lesser extent due to the increase of the compensation paid to our employees as a result of our workforce expansion in 2008.

Sales and marketing expenses. Our sales and marketing expenses increased by 46.5% to RMB 8.2 million (US$1.2 million) in the year ended December 31, 2008 from RMB 5.6 million in the year ended December 31, 2007. This increase was primarily due to the increase in the average compensation per employee paid to our sales personnel as well as the increase in marketing expenses as the number of our customers expanded.

General and administrative expenses. Our general and administrative expenses increased by 187.9% to RMB 24.5 million (US$3.6 million) in the year ended December 31, 2008 from RMB 8.5 million in the year ended December 31, 2007. This increase was primarily due to (i) the provision for doubtful accounts of RMB 4.3 million (US$0.6 million), (ii) the increase in the compensation paid to our expanded administrative personnel of RMB 5.4 million (US$0.8 million), and (iii) the increase of our professional service costs in connection with the preparation of our initial public offering in 2008 of RMB 2.3 million (US$0.3 million).

Operating Income

As a result of the foregoing, our operating income decreased by 44.7% to RMB 116.9 million (US$17.1 million) in the year ended December 31, 2008 from RMB 211.3 million in the year ended December 31, 2007. Our operating margin was 33.1% and 82.7% in the years ended December 31, 2008 and 2007, respectively.

Interest and Investment Income

Our interest and investment income increased by 40.2% to RMB 15.1 million (US$2.2 million) in the year ended December 31, 2008 from RMB 10.8 million in the year ended December 31, 2007. This increase was attributable to the interest income generated from the proceeds of our initial public offering and the interest and investment income generated from the greater aggregate principal amount of short-term investment products that we purchased in this period.

Income Tax Expenses

Our income tax expenses increased by 89.6% to RMB 20.1 million (US$3.0 million) in the year ended December 31, 2008 from RMB 10.6 million in the year ended December 31, 2007. This increase was mainly due to the imposition of withholding tax in 2008 on part of the earnings from UIAL under the New EIT Law and the expiration on January 1, 2008 of the enterprise income tax exemption that our primary operating subsidiary in China, Universal, had enjoyed in 2007.

Net Income

As a result of the foregoing, our net income decreased by 47.0% to RMB 110.4 million (US$16.2 million) in the year ended December 31, 2008 from RMB 208.3 million in the year ended December 31, 2007. Our net margin was 31.3% and 81.5% in the years ended December 31, 2008 and 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Our total revenues increased by 9.0% to RMB 278.6 million in the year ended December 31, 2007 from RMB 255.7 million in the year ended December 31, 2006. This increase was attributable to an increase in revenues from our special events services and our production and sponsorship services, and was partially offset by the decrease in the revenues from our advertising agency services.

Revenues from our advertising agency services decreased by 17.4% to RMB 202.6 million in the year ended December 31, 2007 from RMB 245.2 million in the year ended December 31, 2006. This decrease was primarily due to a decrease in the total advertising time slots sold by us in the year ended December 31, 2007 compared to the year ended December 31, 2006, but was partially offset by an increase in the average selling price of our advertising time slots between the two periods. The decrease in the total advertising time slots sold by us resulted primarily from the reduction of advertising spending by certain advertisers for the Television Guides program and our daytime advertising package. To a lesser extent, such decrease was due to a decrease in the total time slots obtained by us in the year ended December 31, 2007 compared to the year ended December 31, 2006, primarily because we did not renew our contract with CCTV for a children’s program, the Big Pinwheel, in 2007. That program was re-scheduled to a time less attractive to advertisers in late 2005 and it became increasingly difficult to sell the advertising time slots for the program in 2006.

Revenues from our special events services increased in the year ended December 31, 2007 because, in 2007, CCTV confirmed to us the amount of fees we were to receive for our special events services in connection with the 2006 FIFA World Cup and we recognized revenues of RMB16.0 million (US$2.3 million), while we did not recognize any revenues from our special events services in 2006.

Revenues from our production and sponsorship services increased by 472.3% to RMB 60.0 million in the year ended December 31, 2007 from RMB 10.5 million in the year ended December 31, 2006. The increase of RMB 49.5 million was attributable to our solicitation of sponsorships for public service announcements broadcast on certain time slots on CCTV in 2007 that CCTV allocated to us when they remained unsold. Such advertising time slots may not be available to us in the future. The remaining increase was also due to an increased market demand for public service announcements related to the 2008 Beijing Olympic Games.

Net Revenues

Our net revenues increased by 8.6% to RMB 255.5 million in the year ended December 31, 2007 from RMB 235.2 million in the year ended December 31, 2006.

Operating Costs and Expenses

Our operating costs and expenses increased by 12.3% to RMB 44.3 million in the year ended December 31, 2007 from RMB 39.4 million in the year ended December 31, 2006.

Cost of revenues. Our cost of revenues increased by 12.8% to RMB 30.1 million in the year ended December 31, 2007 from RMB 26.7 million in the year ended December 31, 2006. This increase was primarily due to the increase in our advertisement and public service announcement production costs and the increase in our staff costs as the result of increases in the salaries of our production personnel.

Sales and marketing expenses. Our sales and marketing expenses decreased by 20.4% to RMB 5.6 million in the year ended December 31, 2007 from RMB 7.0 million in the year ended December 31, 2006, primarily as a result of the upward adjustment of sales targets after our implementation of the performance-based salary scheme for our sales personnel in 2006 and the replacement of certain highly compensated employees in 2007, which resulted in the decrease in the total amount of compensation paid to our sales personnel in the year ended December 31, 2007.

General and administrative expenses. Our general and administrative expenses increased by 51.0% to RMB 8.5 million in the year ended December 31, 2007 from RMB 5.6 million in the year ended December 31, 2006. The increase in our general and administrative expenses was primarily due to the increase of our professional service costs in connection with the audit and review of our financial statements.

Operating Income

As a result of the foregoing, our operating income increased by 7.9% to RMB 211.3 million in the year ended December 31, 2007 from RMB 195.8 million in the year ended December 31, 2006. Our operating margin was 82.7% and 83.2% in the years ended December 31, 2007 and 2006, respectively.

Interest and Investment Income

Our interest and investment income increased to RMB 10.8 million in the year ended December 31, 2007 from RMB 3.4 million in the year ended December 31, 2006. The increase was mainly attributable to the interest income generated from our increased cash balance in the year ended December 31, 2007 and, to a lesser extent, attributable to our increased cash management efforts pursuant to which we invested our available cash assets in the investment products provided by domestic banks.

Other Expenses, Net

Our other expenses include accrued interests on our unpaid tax liability and bank service charges, after deducting other miscellaneous income such as the cash prizes for the awards we received. Our other expenses, net, increased to RMB 3.1 million in the year ended December 31, 2007 from RMB 1.6 million in the year ended December 31, 2006. The increase was primarily due to the increase of accrued interest on the balance of our unpaid tax liability.

Income Tax Expenses

Our income tax expenses decreased by 62.4% to RMB 10.6 million in the year ended December 31, 2007 from RMB 28.3 million in the year ended December 31, 2006. The decrease in income tax expenses was primarily because Universal, a foreign-invested enterprise established in August 2006, was exempted from enterprise income tax in 2007, while Mass Media, our primary operating subsidiary in 2006, did not enjoy such tax exemption in 2006.

Net Income

As a result of the foregoing, our net income increased by 23.0% to RMB 208.3 million in the year ended December 31, 2007 from RMB 169.4 million in the year ended December 31, 2006. Our net margin increased to 81.5% in the year ended December 31, 2007 from 72.0% in the year ended December 31, 2006.

B.	Liquidity and Capital Resources

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash provided by operating activities	357,233	454,107	451,738	66,213
Net cash used in investing activities	(9,134)	(278,394)	(262,494)	(38,475)
Net cash provided by/used in financing activities	(210,071)	(547,453)	240,824	35,298
Effect of foreign currency exchange	(1,157)	(913)	(1,441)	(211)
Cash and cash equivalents at beginning of year	374,044	510,915	138,262	20,266
Cash and cash equivalents at end of year	510,915	138,262	566,889	83,091
Net increase (decrease) in cash and cash equivalents	136,871	(372,653)	428,627	62,825

Cash flow from operating activities

Our cash provided by operating activities primarily consists of net income, as adjusted by depreciation expenses, share-based compensation expenses, investment income, exchange loss and changes in assets and liabilities, which include accounts receivable, prepaid expenses and other current assets, other non-current assets, accounts payable, customer advances, accrued expenses and other current liabilities, taxes payable and amounts due from, and due to, related parties.

Net cash provided by operating activities in the year ended December 31, 2008 was RMB 451.7 million (US$66.2 million), which was derived from net income of RMB 110.4 million (US$16.2 million), as adjusted primarily by adding back an increase of RMB 211.5 million (US$31.0 million) in accounts payable, an increase of RMB 169.2 million (US$24.8 million) in amount due to related parties and an increase of RMB 9.0 million (US$1.3 million) in accrued expenses and other current liabilities. Net income was primarily reduced by a decrease of RMB 24.5 million (US$3.6 million) in customer advances, an increase of RMB 14.0 million (US$2.0 million) in prepaid expenses and other current assets and an increase of RMB 9.0 million (US$1.3 million) in accounts receivable. The increase in accounts payable reflected the increase of our unpaid advertising fees to CCTV. The increase in amount due to related parties resulted mainly from our transactions with Guang Er Gao Zhi FTP regarding the newly added television programs. The significant increase of accrued expenses and other current liabilities reflected the increase in customer security deposits as the number of our customers significantly increased in 2008 and the increase in accruals for professional services fees and dividend withholding tax. The decrease in customer advances was mainly due to the absence of a customer’s one-off transaction to place prime time advertisement on CCTV in 2008, which occurred in 2007. The significant increase in prepaid expense and other current assets reflected the increase of the deposits we made to CCTV in connection with our more active participation in the CCTV’s prime time advertising auction and bidding events, as well as the increase in deferred business tax arising from our unpaid media fees. The increase in accounts receivable resulted from our increased uncollected fees from a small number of advertising clients.

Net cash provided by operating activities in the year ended December 31, 2007 was RMB 454.1 million, which was derived from net income of RMB 208.3 million, as adjusted primarily by adding back an increase of RMB 191.9 million in accounts payable and an increase of RMB 52.5 million in customer advances. The increase in accounts payable reflected the increase of our unpaid advertising fees to CCTV as a result of CCTV’s delay in its settlement with us of payments for the advertising revenues generated from our agency services. The increase in customer advances reflected the increased client prepayments as a result of the sales relating to our newly added television programs for 2008.

Net cash provided by operating activities in the year ended December 31, 2006 was RMB 357.2 million, consisting primarily of net income of RMB 169.4 million, as adjusted by adding back an increase of RMB 252.0 million in accounts payable and an increase of RMB 12.0 million in taxes payable. Net income was partially reduced by a decrease of RMB 89.6 million in customer advances.

Cash flow from investing activities

Net cash used in investing activities was RMB 262.5 million (US$38.5 million) in the year ended December 31, 2008. We used RMB 280.0 million (US$41.0 million) in purchasing various investment products offered by the Industrial and Commercial Bank of China and received RMB 9.2 million (US$1.3 million) of proceeds from investment income. We purchased investment products to derive a higher return on our cash balance than we had previously earned from bank deposits. Most of such investment products are short-term funds offered by domestic banks that in turn invest in government bonds, central bank bills, corporate bonds or commercial paper. We also received RMB 15.0 million (US$2.2 million) of proceeds from disposing of the long-term investments that we had held on behalf of UIAL’s shareholder and his immediate family, which we repaid to the shareholder’s immediate family.

Net cash used in investing activities was RMB 278.4 million in the year ended December 31, 2007, including RMB 280.0 million used in purchasing investment products provided by domestic banks, which was offset by RMB 1.9 million of proceeds from investment income.

In the year ended December 31, 2006, we used cash in the amount of RMB 9.1 million in investing activities, which consisted of RMB 2.0 million used in purchasing short-term time deposits, RMB 1.1 million in connection with the purchase of office supplies and vehicles and RMB 6.0 million used for long-term investment.

Cash flow from financing activities

Our net cash provided by financing activities was RMB 240.8 million (US$35.3 million) in the year ended December 31, 2008, primarily consisting of RMB 287.7 million (US$42.2 million) of proceeds we received from the issuance of ordinary shares in our initial public offering, which were primarily offset by RMB 29.2 million (US$4.3 million) in dividends paid to our shareholders and RMB 15.0 million (US$2.2 million) in repayment of the proceeds from disposing of the long-term investments that we had held on behalf of UIAL’s shareholder and his immediate family.

Our net cash used in financing activities was RMB 547.5 million in the year ended December 31, 2007. We declared and paid dividends of RMB 177.4 million and, in connection with our reorganization in 2007, Mass Media also retained RMB 370.8 million in cash to settle the liabilities it owed to CCTV and other liabilities.

In the year ended December 31, 2006, we declared and paid dividends to our shareholders in the amount of RMB 174.3 million. In addition, we received a capital injection from our shareholders in the amount of RMB 50.1 million.

Capital Resources and Capital Expenditures

Historically we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. After our successful initial public offering in August 2008, we intend to continue to explore ways to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

Our capital expenditures, consisting of purchase of property and equipment, were RMB 1.1 million, RMB 0.3 million and RMB 55.9 million (US$8.2 million) for the years ended December 31, 2006, 2007 and 2008, respectively. The increase in the capital expenditures in 2008 was mainly due to the purchase of our office premises that we previously leased in an amount of approximately RMB 52.6 million. We expect to incur capital expenditures of up to approximately RMB 10.0 million in 2009, which will be used primarily to purchase film production facilities and equipment.

We believe that our current cash and cash equivalents, which include the net proceeds from our initial public offering, and anticipated cash flow from operations in the near future, will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, we have become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C.	Research and Development

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Contractual Obligations
	Total	2009	2010	2011	2012	2013	2014 and thereafter
	(In thousands of RMB)
Operating leasing commitments	70	70	—	—	—	—	—
Operating guaranteed minimum payment contracts for 2009 Chinese New Year Gala	136,000	136,000	—	—	—	—	—
Operating fixed payment contracts for CCTV E&F	3,000	500	1,500	1,000	—	—	—

Total	139,070	136,570	1,500	1,000	—	—	—

We expect to continue to enter into contracts in the future for advertising time slots during programs on CCTV Channel 4, for which CCTV typically requires the payment of a fixed amount of media fees. For the First News program CCTV Channel 2, we must make a guaranteed minimum payment of RMB 181,400 per day for each day the program is broadcast, and the broadcast schedule of the program for 2009 has yet to be fixed. We acquire our advertising rights to CCTV Channels 2 and 4 programs through our agreements with Guang Er Gao Zhi FTP, which in turn procured such time slots directly from CCTV. Our estimate of the media fees for these programs in 2009 is based on the contracts between CCTV and Guang Er Gao Zhi FTP.

Moreover, in June 2008, we entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which we were committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of our contract. The media fees for the remaining term will be determined by CCTV and us in the future. We recognize the fixed media fee payment for the first three years on a straight-line basis. As of December 31, 2008, we had accrued the media fee with an amount of RMB 0.5 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of June 26, 2009.

Name	Age	Position / Title
Shengcheng Wang	55	Chairman and Chief Executive Officer
Julie Zhili Sun	41	Director and Vice President
Haiyan Xing	37	Director and Chief Administrative Officer
Kun Allen Chien	48	Independent Director
Jianmin Qu	61	Independent Director
Xingzhao Liu	47	Independent Director
Eric Wang Lam Cheung	37	Chief Financial Officer
Lisong Fang	33	Vice President
Shuo Cheng	32	Vice President
Xingyu Zhang	42	Vice President
Weitao Xu	34	Vice President

Directors

Mr. Shengcheng Wang is the chairman of our board of directors and our chief executive officer. Before establishing Mass Media in 2003, Mr. Wang worked as a senior manager at a number of advertising companies from 1996 to 2002, and during such period, also acted as a chief producer in charge of the production of “Guang Er Gao Zhi,” a daily public service announcement program on CCTV. From 1981 to 1996, Mr. Wang worked as a senior reporter, television program director and producer at CCTV. From 1979 to 1981, Mr. Wang was a reporter and television program director at Xuzhou Television Station in Jiangsu Province.

Ms. Julie Zhili Sun is our director and vice president in charge of corporate development and joined our company in March 2008. Ms. Sun was a director of investment banking at Polaris Capital (Asia) Limited between 2005 and 2008, and an associate director of corporate finance at HSBC in 2004. Between 1997 and 2004, she was a senior associate at BNP Paribas Asia Limited. Ms. Sun received her master’s degree from the University of Houston and bachelor’s degree from Nanjing Normal University.

Ms. Haiyan Xing is our director and chief administrative officer and joined our company in 2003. Ms. Xing is responsible for managing the office administration and human resources functions at our company. Prior to

2003, she was employed at a television network and a number of advertising companies and accumulated extensive experience in office administration and human resources management. Ms. Xing received her bachelor’s degree in Chinese Literature from Capital Normal University in China.

Mr. Kun Allen Chien is an independent director of our company and was elected to the board in May 2009. Mr. Chien served as the chief financial officer of Xiwang Sugar Holdings Company Limited, a China-based glucose manufacturer listed on the Hong Kong Stock Exchange, in 2007 and 2008. Prior to 2007, Mr. Chien was an investment banker for 14 years, holding positions such as Managing Director and Asia Pacific Regional Head of Transport and Logistics in the Investment Banking Division of HSBC, Director at Salomon Smith Barney Hong Kong Limited and Senior Manager at BZW Asia Limited. Mr. Chien holds a master’s degree in Business Administration from the Richard Ivey Business School of the University of Western Ontario in Canada, a master of science degree in Mathematics from the University of Alberta in Canada and a bachelor of science degree in Mathematics from Fudan University in China.

Mr. Jianmin Qu is an independent director of our company. Mr. Qu is currently a vice president and secretary of the China Advertising Association and an independent director of China Aviation Cultural Development Co., Ltd. Mr. Qu was the director of the Advertising Division of China’s State Administration for Industry and Commerce from 1998 to 2006. Mr. Qu holds a master’s degree in Economic Law from Beijing University.

Dr. Xingzhao Liu is an independent director of our company. Dr. Liu is currently an assistant dean of the Shanghai Jiaotong University School of Information and Electrical Engineering, and a member of the Ministry of Education’s Committee on Teaching Guidance for College Electrical and Information Science Course Teaching. Dr. Liu received his doctorate degree in Engineering from the University of Tokushima and a master’s degree from Harbin Engineering University.

Executive Officers

Mr. Eric Wang Lam Cheung is our chief financial officer. Prior to joining our company in March 2008, Mr. Cheung was a vice president of investor relations at Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange. From 2005 to 2007, Mr. Cheung was a senior manager of PricewaterhouseCoopers Global Capital Markets Group. From 1999 to 2005, he was a manager of PricewaterhouseCoopers Assurance Group and Global Capital Markets Group. Mr. Cheung received a bachelor’s degree in Business Administration (Professional Accountancy) from the Chinese University of Hong Kong in 1994. He is a member of the Association of Chartered Certified Accountants.

Mr. Lisong Fang is our vice president of operations and joined us in May 2009. Between 2004 and 2009, Mr. Fang was a deputy general manager at Ren He Pharmaceutical Group in charge of media and brand management, advertising and publicity planning and media purchases. Prior to 2004, he worked at a number of companies in charge of marketing, brand management or media planning. Mr. Fang received his associate degree from Shanghai Institute of Technology.

Mr. Shuo Cheng is our vice president in charge of media purchase. Mr. Cheng joined us in 2003 as a media resource manager and was promoted to deputy general manager in 2006. Between 2002 to 2003, Mr. Cheng worked as a media resource manager at Mass Communications International Advertising Co., Ltd. He was a sales representative at DHL Sinotrans International Air Courier Ltd. from 2000 to 2001. Mr. Cheng received his bachelor’s degree in Economics from Renmin University in China.

Mr. Xinyu Zhang is our vice president in charge of accounting, treasury management and budgetary control. Mr. Zhang joined our company in 2003 and has worked as an accountant or accounting manager at a number of advertising or media companies since 1997. Mr. Zhang received his bachelor’s degree in Accounting from Capital Economic and Trade University in China.

Mr. Weitao Xu is our vice president in charge of the media relationship. Mr. Xu joined us in 2003 and worked as a manager and subsequently a director for the media relationship. Prior to joining us, Mr. Yu worked at a number of other advertising companies. Mr. Xu received his bachelor’s degree in Graphic Design from China Central Academy of Fine Art.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2008, we paid aggregate cash compensation of RMB 6.8 million (US$1.0 million) to our directors and executive officers, respectively. For options granted to our officers and directors, see “—2008 Equity Incentive Plan.”

2008 Equity Incentive Plan

We adopted an equity incentive plan in July 2008. Our 2008 equity incentive plan provided for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2008 equity incentive plan is 50,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 2% of the outstanding ordinary shares on the first day of our fiscal year or such lesser amount as may be determined by our board of directors. The purposes of the plan are to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Options. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of employment or services of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, the option will generally remain exercisable for thirty days. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock. Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator determines the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary stock between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares. Performance units and performance shares are awards that will result in a payment to a participant generally if performance goals established by the administrator are achieved. The administrator establishes organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units. Restricted stock units are similar to awards of restricted stock and represent the right to receive ordinary shares or the cash equivalent thereof upon settlement, which typically occurs when the award vests or at some later date if the date of settlement is deferred. Restricted stock units may consist of performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination. Our 2008 equity incentive plan is scheduled to automatically terminate in 2018. Our board of directors, however, has the authority to amend, alter, suspend or terminate the plan at any time, provided such action does not impair the rights of any participant with respect to any outstanding awards.

In July 2008, our board of directors granted stock options to purchase 42,891,000 ordinary shares under the 2008 Equity Incentive Plan to our executive officers, directors and employees. All of the options have an exercise price of US$0.685 per share with a vesting period of four years and a term of ten years.

The options granted to each of our sales personnel are divided into category A and category B. Fifty percent of the category A options will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 50% of the category A options will vest over a four-year period based on the employee’s performance, with one-fourth of the options allocated to each year. This portion of the category A options only vests in proportion to such employee’s actual annual sales performance as a percentage of his or her annual sales target, but only if such percentage equals or exceeds 70%. If such employee’s sales performance is lower than 70% of his or her annual sales target, his or her performance-based options in category A for that year will automatically expire. The category B options will also vest over a four-year period in proportion to an employee’s sales performance as a percentage of his or her annual sales target, but only to the extent that such percentage exceeds 100%. The category B options that remain unvested each year will automatically expire.

Of all the options granted to each person other than our sales personnel, 70% will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 30% of the options will vest over a four-year period subject to our company’s performance, with one-fourth of the options allocated to each year. This portion of the options will vest in proportion to our company’s actual revenues as a percentage of our company’s annual target, but only if such percentage equals or exceeds 70%. If our revenues are lower than 70% of our annual target, the performance-based options for that year will automatically expire.

On February 21, 2009, our board of directors resolved to offer to the holders of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the last 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of our stock options accepted the offer by February 27, 2009. As a result of this modification, options to purchase 19,858,500 ordinary shares were outstanding as of the date of this annual report.

The annual increase in the number of ordinary shares available for issuance was 14,327,500 shares in 2009. As of the date of this annual report, an aggregate of 44,469,000 shares are available for future issuance under our 2008 equity incentive plan.

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this annual report, taking into account the modification described in the preceding paragraph, under the 2008 Equity Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Shengcheng Wang	7,500,000	0.0726	July 1, 2008	July 1, 2018
Julie Zhili Sun	3,750,000	0.0726	July 1, 2008	July 1, 2018
Haiyan Xing	625,000	0.0726	July 1, 2008	July 1, 2018
Eric Wang Lam Cheung	2,500,000	0.0726	July 1, 2008	July 1, 2018
Shuo Cheng	500,000	0.0726	July 1, 2008	July 1, 2018
Xinyu Zhang	625,000	0.0726	July 1, 2008	July 1, 2018
Other employees and consultant as a group	4,358,500	0.0726	July 1, 2008	July 1, 2018

Total	19,858,500

C.	Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee prior to the completion of our initial public offering.

Audit Committee

Our audit committee consists of Messrs. Kun Allen Chien, Jianmin Qu and Xingzhao Liu. Mr. Kun Allen Chien has the accounting and financial management expertise required by the relevant rules of NYSE Arca, or the NYSE Arca Rules. All of our audit committee members satisfy the “independence” requirements of the NYSE Arca Rules. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Kun Allen Chien, Jianmin Qu and Xingzhao Liu, all of whom satisfy the “independence” requirements of the NYSE Arca Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Kun Allen Chien, Jianmin Qu and Xingzhao Liu, all of whom satisfy the “independence” requirements of the NYSE Arca Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a three-month prior notice of non-renewal. We may terminate the employment of an executive officer for cause, at any time, without notice or remuneration, for certain acts, including but not limited to, his or her conviction of crimes, his or her breach of material corporate policy and his or her failure to perform his or her duties to our detriment. An executive officer may terminate his or her employment at any time without penalty if there is a material reduction in his or her authority, responsibilities or position or if we fail to pay material compensation due to him or her after a reasonable opportunity to cure. Furthermore, either we or an executive officer may terminate his or her employment at any time without cause upon advance written notice to the other party. If we terminate an executive officer’s employment without cause, we will pay the executive officer severance pay in accordance with applicable law. We do not have other arrangements with any executive officers for special termination benefits.

Each executive officer has agreed to hold, both during the employment term and after employment terminates, in confidence and not to use, except in pursuance of his or her duties in connection with his or her employment, any of our trade secrets, know-how or financial, trading or other confidential information. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement and is prohibited from providing services to our competitors or operating businesses that compete against us for a period of two years following termination or expiration of his or her employment agreement.

D.	Employees

As of December 31, 2006, 2007 and 2008, we had 61, 95 and 130 full-time employees, respectively. The following table sets forth the number of our staff by area of business as of December 31, 2008:

	Number of employees	Percentage
Sales, marketing and customer services	54	41.5%
Production	32	24.6%
Strategy, media relationship and market research	15	11.5%
Management and administration	29	22.3%
Total number of employees	130	100.0%

We offer our employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As of December 31, 2008, over 95% of our employees held undergraduate or associate degrees.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2006, 2007 and 2008 was approximately RMB 0.5 million, RMB 0.6 million and RMB 1.4 million (US$0.2 million), respectively.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E.	Share Ownership

Under U.S. securities laws, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of June 26, 2009, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Shengcheng Wang(2)	501,728,750	(2)	69.9
Julie Zhili Sun	*		*
Haiyan Xing	*		*
Kun Allen Chien	—		—
Jianmin Qu	—		—
Xingzhao Liu	—		—
Eric Wang Lam Cheung	*		*
Shuo Cheng	*		*
Weitao Xu	*		*
Xinyu Zhang	*		*
All Directors and Executive Officers as a group	503,736,349		70.0

Principal Shareholders:
Shengcheng Wang(2)	501,728,750	(2)	69.9
Columbia Wanger Asset Management, L.P.	84,213,810		11.8

*	Upon exercise of all share options exercisable within 60 days of June 26, 2009, would beneficially own less than 1% of our ordinary shares.
(1)	Percentage of beneficial ownership of each listed person is based on 716,375,000 ordinary shares outstanding as of June 26, 2009 as well as the estimated number of ordinary shares underlying share options exercisable by such person within 60 days of June 26, 2009. A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2009. The actual number of share options that can be vested on July 1, 2009 may be different from our estimate. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2008 Equity Incentive Plan.”
(2)	Consists of ordinary shares owned by Happy Indian Ocean Limited and Arctic Spring Limited and the estimated number of ordinary shares issuable upon on exercise of share options within 60 days of June 26, 2009 by Mr. Shengcheng Wang. Happy Indian Ocean Limited is the record holder of 400,000,000 of our ordinary shares. Arctic Spring Limited is the record holder of 100,000,000 of our ordinary shares. Mr. Shengcheng Wang has the right to vote in respect of the 400,000,000 ordinary shares owned by Happy Indian Ocean Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Happy Indian Ocean Limited and our company. Mr. Shengcheng Wang also has the right to vote in respect of the 100,000,000 ordinary shares owned by Arctic Spring Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Arctic Spring Limited and our company. Mr. Shengcheng Wang has no direct or indirect equity interests in either Happy Indian Ocean Limited or Arctic Spring Limited. Both Happy Indian Ocean Limited and Arctic Spring Limited are part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Wang and his family.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

For information regarding the significant change in the ownership held by our major shareholders during 2008, see “—B. Related Party Transactions—Private Placements.”

None of our major shareholders has voting rights different from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly not disclosed in this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Transactions with Guang Er Gao Zhi FTP

Guang Er Gao Zhi FTP is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. Guang Er Gao Zhi FTP is not controlled by our company, Mr. Shengcheng Wang or his immediate family members.

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP under which we obtained a right of first refusal with respect to any advertising time slots that Guang Er Gao Zhi FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years. Once Guang Er Gao Zhi FTP notifies us that it has obtained the advertising right to a specific television program, we are required to inform Guang Er Gao Zhi FTP within seven days of our receipt of such notice whether we choose to exercise our right of first refusal. If we decide to exercise our right of first refusal for specific programs, we and Guang Er Gao Zhi FTP will enter into a separate agency contract in connection with such programs. Under this arrangement, we have obtained the advertising rights to a number of programs on CCTV Channels 2 and 4.

In January 2008, we entered into a lease agreement with Guang Er Gao Zhi FTP for part of its office space at a rent of approximately RMB 1.9 million (US$0.3 million) per year, for a term of ten years. In December 2008, we purchased such properties from Guang Er Gao Zhi FTP at their fair market value as determined by an independent real estate valuation company.

Transactions with Mr. Zhiyi Wang

In January 2008, we entered into a lease with Mr. Zhiyi Wang, the father of our chairman and chief executive officer, with respect to an office space for a term of ten years at a rent of approximately RMB 1.9 million (US$0.3 million) per year. In December 2008, we purchased such properties from Mr. Zhiyi Wang at their fair market value as determined by an independent real estate valuation company.

Under a custody arrangement, UIAL had held personal cash and investment funds on behalf of the shareholder of UIAL and his immediate family, in its own bank account. In February 2008, such arrangement was terminated and the account balance of approximately RMB 15.0 million (US$2.2 million) was transferred back to the shareholder and his immediate family.

Asset Transfer Agreement between Mass Media and Universal

Under an asset transfer agreement between Mass Media and Universal, dated December 29, 2007, Mass Media transferred to Universal certain of its assets relating to the television advertising business for RMB 21.6 million (US$3.1 million), including fixed assets and copyrights to over 100 public service announcements

Mass Media has produced. Mass Media also agreed to transfer the relevant trademarks used in the business to Universal when the Trademark Bureau approves the trademark applications. The remaining assets and liabilities of Mass Media, including liabilities owed to CCTV in an amount of RMB 368.2 million (US$52.5 million) relating to advertising revenues generated for CCTV and the cash needed to settle those liabilities in an amount of RMB 370.8 million (US$52.9 million) as of December 31, 2007, were retained by Mass Media. Effective from December 31, 2007, Mass Media is no longer part of our company and is not involved in our continued business operations.

In the year ended December 31, 2008, we provided advertising agency services to Mass Media’s clients under the three remaining contracts of Mass Media that had not been transferred to us, for which we charged a fee of RMB 2.0 million (US$0.3 million).

Non-Competition Agreement between Mr. Shengcheng Wang and His Family Members and Universal

Mr. Shengcheng Wang, his spouse and his parents entered into a non-competition agreement with Universal in January 2008. Under such agreement, none of Mr. Shengcheng Wang, his spouse or his parents may (i) directly or indirectly engage or invest in any business that directly or indirectly competes with Universal, (ii) directly or indirectly solicit, or assist in soliciting, Universal’s clients or potential clients other than on behalf of Universal or (iii) directly or indirectly solicit, or assist in soliciting, or cause any of Universal’s employees to terminate their employment with Universal, until the earliest of such time as Mr. Shengcheng Wang no longer holds at least 20% of our outstanding shares or such time as securities representing our share capital are no longer publicly listed on a stock exchange. In addition, Mr. Shengcheng Wang and his spouse and parents are required to refer to Universal any new business opportunities relating to advertising of which they become aware, and Universal has a right of first refusal relating to such business opportunities.

Private Placements

All share and per share information in this section gives effect to the 1,000-for-one share split of our ordinary shares and series A preferred shares effected in the form of a grant of bonus shares on July 17, 2008.

In November 2007, we issued 1,000 ordinary shares to Mr. Shengcheng Wang, at par value US$0.001 per share. On March 6, 2008, we issued 99,000 ordinary shares at US$0.001 per share to Wide Atlantic Limited, a company controlled by Mr. Shengcheng Wang. On March 10, 2008, through a series of transactions, Happy Indian Ocean Limited and Arctic Spring Limited became the holders of 80,000 and 20,000 of our ordinary shares, respectively.

In June 2008, we issued 329,840,000 ordinary shares and 70,080,000 series A preferred shares to Happy Indian Ocean Limited, and 82,460,000 ordinary shares and 17,520,000 series A preferred shares to Arctic Spring Limited, at par value of US$0.001 per share, for the purpose of facilitating the sale by these two entities of their holdings in our company to certain third parties. Subsequently Happy Indian Ocean Limited and Arctic Spring Limited sold all of their series A preferred shares to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited for an aggregate consideration of US$60.0 million. The holders of the series A preferred shares were granted certain preferential rights by the existing shareholders with no recourse back to us, including put option rights and anti-dilution rights, but such rights were to terminate, and the Series A preferred shares were to automatically convert into ordinary shares at a conversion rate of one preferred share to one ordinary share, upon the completion of a qualified public offering. A qualified public offering means, among other things, a public offering that is conducted at an offering price per share that values our company at a total post-money market capitalization of no less than US$450 million and results in minimum gross proceeds to our company of US$45 million (before deduction of underwriting discounts and registration expenses).

Since our initial public offering did not qualify as a qualified public offering (as defined above), on July 23, 2008, Happy Indian Ocean Limited and Arctic Spring Limited entered into an agreement to repurchase, at the original purchase price plus one month of interest at an annual rate of 8.0%, all of the series A preferred shares they previously sold to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments and Ever Kingdom Limited on June 24, 2008. This share repurchase was closed shortly prior to the closing of our initial public offering. In addition, Happy Indian Ocean Limited and Arctic Spring Limited converted all of the outstanding series A preferred shares into ordinary shares at a one-to-one conversion ratio immediately prior to the completion of our initial public offering. The investor rights agreement entered into among us and our shareholders on June 24, 2008 was terminated upon the completion of our initial public offering.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended combined financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we may be involved in legal proceedings, both as plaintiff and as defendant, arising in the ordinary course of our business. We do not expect any of these claims or actions, individually or in the aggregate, to have a material adverse effect on our business, results of operations or financial condition.

In April 2008, Hasee Computer Co., Ltd., a customer of Universal, filed two lawsuits against Universal at the District Court of Futian, Shenzhen Municipality, alleging that some of its advertisements were not broadcast in accordance with its two contracts with Universal, petitioning to terminate the contracts and claiming total damages of approximately RMB 3.3 million. In the years ended December 31, 2006 and 2007, revenues contributed by Hasee Computer Co., Ltd. were approximately RMB 3.9 million, RMB 3.2 million, respectively, accounting for approximately 1.5% and 1.1% of our total revenues for the respective periods. We are disputing the claim and, in July 2008, we filed countersuits against this customer for its unpaid advertising fees and damages of approximately RMB 24.8 million under the two contracts as of June 30, 2008. The court hearings were held in July 2008 and May 2009. In June 2009, the court ordered Hasee Computer Co., Ltd. to pay Universal the unpaid advertising fees and damages of approximately RMB 2.6 million and denied all other claims raised by Hasee Computer Co., Ltd. and us. We have filed an appeal to a higher court.

Dividend Policy

We declared and paid out dividends of RMB 174.3 million and RMB 177.4 million to our shareholder during the years ended December 31, 2006 and 2007, respectively. On June 23, 2008, we declared dividends of RMB 96.3 million to our shareholders. We intend to distribute 20% to 30% of our annual net income as dividends, subject to our results of operations, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We expect to recommend to our board of directors that our first cash dividend be declared after the release of our financial results for the second quarter of 2009.

Our board of directors has complete discretion regarding whether to pay dividends, subject to the approval of our shareholders. If we pay any dividends, we will pay our ADS holders to the same extent as we pay holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable under that agreement, and any withholding taxes. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Significant Changes

Except as disclosed elsewhere in this annual report, there have been no significant changes since December 31, 2008, the date of the annual financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing thirty of our ordinary shares, have been listed on NYSE Arca since August 4, 2008 under the symbol “CMM.”

In 2008 (from August 4, 2008), the trading price of our ADSs on NYSE Arca ranged from US$1.20 to US$6.85 per ADS.

The following table provides the high and low trading prices for our ADSs on NYSE Arca for (1) each quarter in 2008 and the first quarter in 2009 and (2) each of the past six months.

	Share Price
	High	Low
Quarterly High and Low
Third Quarter 2008 (from August 4, 2008)	6.85	3.13
Fourth Quarter 2008	5.35	1.20
First Quarter 2009	2.93	1.40
Monthly High and Low
December 2008	2.30	1.20
January 2009	2.93	1.40
February 2009	2.39	1.85
March 2009	2.00	1.57
April 2009	4.83	1.78
May 2009	4.00	2.66
June 2009 (through June 26, 2009)	6.85	3.50

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing thirty of our ordinary shares, have been listed on NYSE Arca since August 4, 2008 under the symbol “CMM.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-152305), as amended. Our shareholders adopted our third amended and restated memorandum and articles of association by special resolutions passed on July 18, 2008. The third amended and restated memorandum and articles of association became effective on August 4, 2008.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Currency Exchange” for information regarding foreign exchange controls in the PRC.

E.	Taxation for Our ADS Holders

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us, if such income is sourced from within the PRC. Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in the British Virgin Islands, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. Moreover, even if we are classified as a PRC resident enterprise, it remains unclear whether the dividends payable by us, a Cayman Islands company, will be regarded as income from sources within the PRC.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended, on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership or other entity. If you are such a partner, partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, you should consult your tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such action the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE Arca, as our ADSs are expected to be. If we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will be treated as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If, as a result of the new EIT law, PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, a U.S. Holder that is eligible for the benefit of the income tax treaty between the United States and the PRC may elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We believe that we were a PFIC for the taxable year ending December 31, 2008 and it is possible that we may be a PFIC for the current taxable year. Our status for the current taxable year will be based in part on the value of our assets as determined based on the price of the ADSs and our ordinary shares. Our actual PFIC status for the current taxable year ending December 31, 2009 will not be determinable until the close of the current taxable year ending December 31, 2009. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purposes of our PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, your may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. See “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.” Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income. Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital gains, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own so bears to the value of all of our ADSs and ordinary shares, and may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a timely mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE Arca, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed and regularly traded on NYSE Arca and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You may make a timely mark-to-market election with respect to our ADSs by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return for the first taxable year in which we are a PFIC and you hold ADSs by the due date of the return (including extensions). U.S. Holders of ADSs or ordinary shares should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

The Commission allows us to “incorporate by reference” the information we file with the Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I.	Subsidiary Information

For a list of our significant subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits or investment products provided by domestic banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after our initial public offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

We do not believe that we currently have any significant foreign currency exchange risk and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of holders of our registered securities.

We completed our initial public offering of 216,375,000 ordinary shares, represented by 7,212,500 ADSs, at US$6.80 per ADS on August 7, 2008, after our ordinary shares and ADSs were registered under the Securities Act and all of the registered securities were sold. The aggregate price of the offering amount registered and sold was US$49.0 million, of which we received net proceeds of US$42.0 million. The effective date of our registration statement on Form F-1 (File number: 333-152305) was August 4, 2008. The offering consisted of a U.S. offering and an international offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated was the representative of the U.S. underwriters and Merrill Lynch Far East Limited was the representative of the international underwriters.

Total expenses incurred for our account in connection with our initial public offering were approximately US$7.0 million, including approximately US$3.4 million for underwriting discounts and commissions and approximately US$3.6 million for other expenses. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds we received from our initial public offering have been allocated as follows:

•	approximately US$10.0 million to increase our sales, marketing and production capabilities;

•	approximately US$30.0 million to fund our potential acquisitions of complementary media businesses; and

•

the remaining amount to fund our working capital, including the capital needed to expand our available advertising time slots on television networks, our purchase of the premises occupied by our corporate headquarters and other general corporate purposes.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the fiscal year covered by this annual report, adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

Internal Control over Financial Reporting

In connection with the audits of our combined financial statements for the years ended December 31, 2005, 2006 and 2007, we and our independent registered public accounting firm identified one “material weakness” and several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting and tax personnel with appropriate understanding of U.S. GAAP, SEC reporting requirements and tax rules. The significant deficiencies identified include: (i) our failure to establish standard control policies and procedures in connection with the drafting, approval and management of our business contracts, (ii) our lack of a clear and definite agreement to govern the use of personnel and assets between our company and our related parties and (iii) our failure to develop a comprehensive internal control policies and procedures and accounting policies manual or lack of controls to ensure the policies and procedures are followed strictly.

Following the identification of the material weakness, we have undertaken certain remedial steps to address it:

•	we have appointed a chief financial officer in March 2008, who has extensive financial reporting experience, to lead our company’s accounting and financial reporting department;

•

we provided training to the staff in business and finance departments to better understand the importance of financial reporting and non-financial disclosure requirement and provided clear guidance on reporting and non-financial disclosure requirement;

•

we have appointed three independent directors to our board and have established an audit committee and a compensation committee within our board in July 2008. The audit committee is responsible for overseeing the accounting and financial reporting processes as well as audits of the financial statements of our company.

With the implementation of above measures, in connection with our preparation of the financial statements for the year ended December 31, 2008, we have not noted any material weakness in internal control over financial reporting.

We also took the following remedial step to address significant deficiencies:

•	we formulated clear internal rules and entered into agreements that regulate the use of personnel and assets between our company and our related parties;

•	we update the agreement regularly based on changes.

However, additional measures still need to be taken to improve our internal control over financial reporting. Among the significant deficiencies noted by our independent registered public amounting firm, two significant deficiencies still remain. We will need to establish standard control policies and procedures in connection with the drafting, approval and management of our business contracts. In addition, we should develop a comprehensive internal control policies and procedures and accounting policies manual and implement controls to ensure the policies and procedures are followed strictly.

The process of implementing effective controls over financial reporting on various processes is a continuous effort that requires us to anticipate and react to changes in our business and regulatory environments and to expend related resources to maintain control effectiveness that is adequate to support our financial reporting. In 2009, we will continue to improve our internal controls and prepare for compliance with Section 404 of the Sarbanes-Oxley Act in time. As we prepare for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our system of internal control over financial reporting and, if so, will take correcting actions accordingly.

Changes in Internal Control over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no further changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Kun Allen Chien, who is one of our independent directors under the applicable rules of the Securities and Exchange Commission and NYSE Arca, Inc., is an audit committee financial expert within the meaning of the rules of the Securities and Exchange Commission. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.chinammia.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	1,275,000	3,385,560	4,982,643	730,325
Audit-related fees(2)	—	—	6,021,224	882,554
Tax fees(3)	—	—	—	—
All other fees(4)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice and other audit-related services for the years ended December 31, 2005, 2006 and 2007.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by our company. Pursuant to the audit committee charter adopted by the board of directors on July 18, 2008, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to preapprove any audit and non-audit services, including tax services, to be provided by our independent auditors. In addition, the audit committee has the power to preapprove the hiring of any employee or former employee of the independent auditors who was a member of our company’s audit team during the preceding two fiscal years, or the hiring of any employee or former employee of the independent auditors (within the preceding two fiscal years) for a senior position within our company, regardless of whether that person was a member of our company’s audit team.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Arca Equities Rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See “Index to Combined Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

2.3*	Investor Rights Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

4.1*	Form of 2008 Share Incentive Plan

4.2*	Termination Agreement dated July 23, 2008, among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

4.3*	English Translation of Non-Competition Agreement dated January 31, 2008, among Mr. Shengcheng Wang, Ms. Kun Zhang, Mr. Zhiyi Wang, Ms. Wenkai Zhang and Mass Media & Universal International Advertising Co., Ltd.

4.4*	Form of Employment Agreement

4.5*	English Translation of Equity Transfer Agreement between Universal International Advertising Limited and Shenzhen Guang Er Gao Zhi Co., Ltd.

4.6*	English Translation of Framework Agreement dated December 20, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.7*	English Translation of Advertising Agency Agreement dated January 22, 2008 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.8*	English Translation of Advertising Agency Agreement on 2008 Chinese New Year Gala Program dated December 6, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.9*	English Translation of Advertising Agency Agreement on Special Events dated December 12, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.10*	English Translation of Form of Media Resource Purchase Agreement between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.11*	English Translation of Form of Advertising Agency Agreement between Mass Media & Universal International Advertising Co., Ltd. and advertising clients

4.12*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.13*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Zhiyi Wang

4.14*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Winner Wide Limited

Number	Description of Document
4.15*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and CTF Capital Ltd.

4.16*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Goldcorn Development Limited

4.17*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Jumbo Right Holdings Limited

4.18*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and True Wise Investments Limited

4.19*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Ever Kingdom Limited

4.20*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.21*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, True Wise Investments Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.22*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Ever Kingdom Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.23*	Preferred Share Conversion Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited and China Mass Media International Advertising Corp.

8.1	List of Subsidiaries of China Mass Media Corp.

11.1*	Code of Business Conduct and Ethics of China Mass Media Corp.

12.1	CEO Certification pursuant to Rule 13a-14(a)

12.2	CFO Certification pursuant to Rule 13a-14(a)

13.1	CEO Certification pursuant to Rule 13a-14(b)

13.2	CFO Certification pursuant to Rule 13a-14(b)

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-152305) filed with the Securities and Exchange Commission, as declared effective on August 4, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mass Media Corp.

/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer

Date: June 30, 2009

CHINA MASS MEDIA CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Mass Media Corp.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of China Mass Media Corp. and its subsidiaries at December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 30, 2009

CHINA MASS MEDIA CORP.

COMBINED BALANCE SHEETS

		December 31,
	Notes	2007	2008	2008
		RMB	RMB	US$ See Note 2 (v)
Assets
Current assets:
Cash and cash equivalents	2(c),14	138,262,170	566,889,261	83,091,134
Short-term investments	2(d),4,14	220,000,000	500,000,000	73,286,918
Accounts receivable, net of allowance for doubtful accounts of nil and RMB 4,319,808 as of December 31, 2007 and 2008	2(e) 3(c)	5,299,331	14,367,193	2,105,855
Prepaid expenses and other current assets	5	21,888,980	68,301,523	10,011,216
Deposit paid to a related party	16	—	1,000,000	146,574

Total current assets		385,450,481	1,150,557,977	168,641,697

Non-current assets:
Property and equipment, net	2(f),6	2,453,044	57,261,208	8,392,995
Long-term investments	2(d),4	15,638,800	—	—

Total non-current assets		18,091,844	57,261,208	8,392,995

Total Assets		403,542,325	1,207,819,185	177,034,692

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable		118,546,766	330,085,426	48,381,887
Customer advances	2(i)	99,885,671	75,422,483	11,054,963
Dividend payable		—	96,335,115	14,120,207
Accrued expenses and other current liabilities	7	4,754,154	13,765,090	2,017,603
Taxes payable	8(a)	14,434,229	51,958,677	7,615,783
Amount due to related parties	16	21,562,056	252,209,794	36,967,357
Payable to shareholder	16	15,644,646	—	—

Total current liabilities		274,827,522	819,776,585	120,157,800

Total Liabilities		274,827,522	819,776,585	120,157,800

Commitments and Contingencies	15
Shareholders’ equity:
Ordinary shares (US$0.001 par value; 900,000,000 shares authorized; 412,400,000 shares issued and outstanding as of December 31, 2007; 716,375,000 issued and outstanding as of December 31, 2008)	10	2,812,149	4,893,500	717,259
Series A convertible preferred shares (US$0.001 par value; 100,000,000 shares authorized, 87,600,000 shares issued and outstanding as of December 31, 2007; none issued and outstanding as of December 31, 2008)	10	597,343	—	—
Additional paid-in capital		46,700,503	330,214,330	48,400,781
Statutory reserves	12(b)	18,450,237	25,000,000	3,664,346
Retained earnings		60,154,571	27,934,770	4,094,506

Total Shareholders’ Equity		128,714,803	388,042,600	56,876,892

Total Liabilities and Shareholders’ Equity		403,542,325	1,207,819,185	177,034,692

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

COMBINED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Notes	2006	2007	2008	2008
		RMB	RMB	RMB	US$ See Note 2 (v)
Revenues:	2 (h)
Advertising agency services		245,199,859	202,637,180	334,052,626	48,963,375
Special events services		—	15,990,464	—	—
Advertisement production and sponsorship services		10,487,440	60,018,223	34,934,895	5,120,542

Total revenues		255,687,299	278,645,867	368,987,521	54,083,917
Less: Business tax		(20,472,011)	(23,110,351)	(16,005,683)	(2,346,015)

Total net revenues		235,215,288	255,535,516	352,981,838	51,737,902
Operating costs and expenses:
Cost of revenues		(26,734,381)	(30,147,760)	(40,199,803)	(5,892,240)
Cost of revenues—media fees a related party	16 (c)	—	—	(163,200,000)	(23,920,850)
Sales and marketing expenses		(7,038,111)	(5,599,870)	(8,204,365)	(1,202,545)
General and administrative expenses		(5,630,563)	(8,504,520)	(24,486,814)	(3,589,126)

Total operating costs and expenses		(39,403,055)	(44,252,150)	(236,090,982)	(34,604,761)

Operating income		195,812,233	211,283,366	116,890,856	17,133,141
Interest and investment income		3,433,547	10,773,971	15,102,846	2,213,682
Other expense, net		(1,559,846)	(3,128,447)	(1,441,420)	(211,274)

Income before tax	8 (b)	197,685,934	218,928,890	130,552,282	19,135,549
Income tax expense	8 (b)	(28,270,766)	(10,618,863)	(20,138,650)	(2,951,799)

Net income		169,415,168	208,310,027	110,413,632	16,183,750

Net income allocated to participating preferred shares		(29,681,537)	(36,495,917)	(9,751,329)	(1,429,290)

Net income available to ordinary shareholders		139,733,631	171,814,110	100,662,303	14,754,460

Earnings per ordinary share, basic and diluted	9	0.34	0.42	0.19	0.03

Earnings per ADS, basic and diluted	9	10.16	12.50	5.63	0.83

Shares used in calculating earnings per ordinary share, basic and diluted	9	412,400,000	412,400,000	536,149,385	536,149,385

Shares used in calculating earnings per ADS, basic and diluted	9	13,746,667	13,746,667	17,871,646	17,871,646

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share Capital		Series A Convertible Preferred Shares		Additional paid-in capital	Statutory reserve	Retained earnings	Total shareholder’s Equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2005	412,400,000	2,812,149	87,600,000	597,343	18,569,177	13,920,037	54,241,783	90,140,489
Net income							169,415,168	169,415,168
Capital injection to establish Universal					50,109,995			50,109,995
Deemed related party contribution (Note 16)					1,977,497			1,977,497
Dividends declared and paid (Note 11)							(174,339,524)	(174,339,524)

Balance at December 31, 2006	412,400,000	2,812,149	87,600,000	597,343	70,656,669	13,920,037	49,317,427	137,303,625

Net income							208,310,027	208,310,027
Deemed related party contribution (Note 16)					1,977,497			1,977,497
Appropriation of earnings to Statutory Reserve						18,450,237	(18,450,237)	—
Dividends declared and paid (Note 11)							(177,390,728)	(177,390,728)
Distribution of Mass Media’s net assets to shareholder					(25,933,663)	(13,920,037)	(1,631,918)	(41,485,618)

Balance at December 31, 2007	412,400,000	2,812,149	87,600,000	597,343	46,700,503	18,450,237	60,154,571	128,714,803

Deemed distribution in connection with the Reorganization (Note 1(b))					(4,446,259)		(10,553,741)	(15,000,000)
Conversion of preferred shares (Note 10)	87,600,000	597,343	(87,600,000)	(597,343)				—
Issuance of ordinary shares upon initial public offering (“IPO”) (Note 1(a))	216,375,000	1,484,008			311,349,019			312,833,027
Issuance cost (Note 1(a))					(25,088,362)			(25,088,362)
Share-based compensation (Note 13)					1,699,429			1,699,429
Net income							110,413,632	110,413,632
Appropriation of earnings to Statutory Reserve						6,549,763	(6,549,763)	—
Dividends declared (Note 11)							(125,529,929)	(125,529,929)

Balance at December 31, 2008	716,375,000	4,893,500	—	—	330,214,330	25,000,000	27,934,770	388,042,600

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

COMBINED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2006	2007	2008	2008
		RMB	RMB	RMB	US$ See Note 2 (v)

Cash flows from operating activities:
Net income		169,415,168	208,310,027	110,413,632	16,183,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense		1,040,500	1,202,418	1,045,357	153,222
Deemed related party contribution	16	1,977,497	1,977,497	—	—
Investment income		(26,167)	(2,040,583)	(9,772,000)	(1,432,320)
Exchange loss		—	—	1,440,592	211,153
Share-based compensation		—	—	1,699,429	249,092
Changes in assets and liabilities:
Accounts receivable		(193,400)	(5,105,931)	(9,067,862)	(1,329,111)
Prepaid expense and other current assets		6,578,255	(4,093,197)	(13,963,074)	(2,046,621)
Amount due from a related party		—	—	(1,000,000)	(146,574)
Other non-current assets		1,926,282	1,930,830	—	—
Accounts payable		252,006,272	191,910,225	211,538,660	31,006,033
Customer advances		(89,638,232)	52,467,975	(24,463,189)	(3,585,663)
Accrued expenses and other current liabilities		2,145,467	(867,638)	9,010,938	1,320,768
Taxes payable		12,001,183	8,415,217	5,693,062	834,454
Amount due to related parties		—	—	169,162,446	24,794,787

Net cash provided by operating activities		357,232,825	454,106,840	451,737,991	66,212,970

Cash flows from investing activities:
Net change in short-term investments with terms of three months or less		(2,000,000)	(280,000,000)	(280,000,000)	(41,040,674)
Purchase of long-term investments		(6,023,350)	—	—	—
Proceed from sale of long-term investments held on behalf of shareholder		—	—	15,037,390	2,204,088
Purchase of property and equipment		(1,110,966)	(255,257)	(6,685,021)	(979,849)
Proceeds from investment income		—	1,861,139	9,153,918	1,341,725

Net cash used in investing activities		(9,134,316)	(278,394,118)	(262,493,713)	(38,474,710)

Cash flows from financing activities:
Proceeds from issuance of common shares upon IPO		—	—	287,744,663	42,175,839
Capital injected by shareholder		50,109,995	—	—	—
Movement of shareholder’s cash and investment accounts/payable to shareholder	16	(85,840,594)	766,967	(15,043,236)	(2,204,945)
Cash distributed and payment for fixed assets transferred in connection with the Reorganization	1(b)	—	(370,828,921)	(2,683,208)	(393,288)
Dividends distributed	11	(174,339,524)	(177,390,728)	(29,194,814)	(4,279,196)

Net cash provided by/(used in) financing activities		(210,070,123)	(547,452,682)	240,823,405	35,298,410

Effect of exchange rate changes on cash and cash equivalents		(1,157,143)	(912,908)	(1,440,592)	(211,153)

Net increase/(decrease) in cash and cash equivalents		136,871,243	(372,652,868)	428,627,091	62,825,517
Cash and cash equivalents at beginning of the year		374,043,795	510,915,038	138,262,170	20,265,617

Cash and cash equivalents at end of the year		510,915,038	138,262,170	566,889,261	83,091,134

Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes		15,770,399	6,804,045	8,669,897	1,275,177
Deemed related party contribution		1,977,497	1,977,497	—	—
Dividend declared but not paid		—	—	96,335,115	14,120,207
Purchases of property and equipment included in amounts due to related party		—	—	51,000,000	7,475,266
Conversion of Series A convertible prefer shares into common shares		—	—	597,343	87,555

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1 Organization, principle activities and reorganization

(a) Organization and principle activities

China Mass Media Corp. (the “Company”), formerly known as China Mass Media International Advertising Corp. (see Note 17 (b)) was incorporated under the laws of Cayman Islands in November 2007 as a company with limited liability. The Company currently conducts all of its business through Universal International Advertising Co., Ltd. (“Universal”), an operating subsidiary in the People’s Republic of China (the “PRC” or “China”) established in August 2006.

The Company’s predecessor was Mass Media International Advertising Co., Ltd. (“Mass Media”), a PRC company established in October 2003. Both Universal and Mass Media are ultimately controlled by Mr. Shengcheng Wang and his immediate family members. Since the establishment of Universal, the business of Mass Media was gradually assumed by Universal. The Company, its subsidiaries and Mass Media are collectively referred to as the “Group”.

The Group is one of the largest independent television advertising agency companies in China. The Group principally engaged in advertising agency services, in which the Company purchases and sells advertising time slots on leading national television channels, including 5 channels of China Central Television (“CCTV”), to its customers to allow them to reach a large audience across China. The Group also provides sales and marketing services to CCTV for special sport events and provides advertisement production and public service announcement sponsorship services to its customers.

On August 7, 2008, the Company completed its initial public offering (“IPO”) where 7,212,500 American Depositary Shares (“ADSs”), representing 216,375,000 ordinary shares, were sold at a price US$6.80 per ADS (or US$0.23 per ordinary share). The net proceeds from the IPO after deducting commissions and IPO costs are approximately RMB287.7 million.

(b) Reorganization

Prior to the consummation of the Reorganization, Universal was 70% owned by Universal International Advertising Limited (“UIAL”), a British Virgin Islands (“BVI”) company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”), a PRC domestic holding company owned by Mr. Shengcheng Wang’s immediate family members. In connection with initial public offering of the Company, the Group reorganized its corporate and shareholding structure (the “Reorganization”). In November 2007, the Company was established by Mr. Shengcheng Wang in the Cayman Islands in anticipation of a listing on New York Stock Exchange. Thereafter, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to the Company, and UIAL became a wholly owned subsidiary of the Company. In June 2008, UIAL completed the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB 15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This payment was recorded as a distribution to shareholder.

In addition, as part of the Reorganization, Universal has entered into a series of agreements with Mass Media and its employees to ensure all the key business elements of Mass Media were assumed by Universal by December 30, 2007, including the transfer of substantially all equipment and copyrights for public service announcements of Mass Media in exchange for cash consideration of RMB 21,562,056. Since Mass Media and Universal are commonly controlled by Mr. Shengcheng Wang and his immediate family members, the transaction has been accounted for as a transaction between commonly controlled entities. Historical assets and liabilities and results of operations of Mass Media have been included in the historical combined financial

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

statements of the Group for all the periods presented up to December 30, 2007. The consideration paid over carrying value of the transferred assets was RMB 19,107,567, and is part of the total cash consideration of RMB 21,562,056 that is included in the RMB 41,485,618 distribution to shareholders.

Effective from December 30, 2007, Mass Media will not be part of the Group or involved in the continuing business operations of the Group. As a result, Mass Media was excluded from the Group. The exclusion was accounted for as a distribution to shareholders. The fair values of the assets and liabilities that remain with Mass Media approximate their carrying values at December 31, 2007. Mass Media does not have any contingent liabilities and there was no contingent liability arising from the exclusion of Mass Media. The following assets and liabilities of Mass Media were excluded from the combined financial statements as at December 31, 2007:

RMB
Cash and cash equivalents	370,828,921
Short-term investments	62,000,000
Amount due from Universal	21,562,056
Prepaid expenses and other assets (see note (i) below)	37,337,554
Property and equipment, net (see note (ii) below)	349,202
Long-term investments—Chinese government bond (see also Note 4)	1,057,567

Total assets	493,135,300

Accounts payable	368,153,491
Customer advances	1,861,564
Accrued expenses and other current liabilities (see note (iii) below)	20,437,893
Taxes payable (see note (iv) below)	61,196,734

Total liabilities	451,649,682

Shareholder’s equity	41,485,618

Total liabilities and shareholder’s equity	493,135,300

Notes:

(i)	Prepaid expenses and other assets

RMB
Bidding deposits to CCTV	1,700,000
Deferred business tax and related surcharges	29,040,279
Interest receivable from bank deposits	2,712,913
Prepaid rental fee refund receivable from Mr. Zhiyi Wang (see also note 16(d))	2,966,246
Others	918,116

Total	37,337,554

(ii)	Property and equipment

RMB
Computers and electronic equipment	66,614
Office equipment	57,541
Office furniture	225,047

Total	349,202

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(iii)	Accrued expenses and other liabilities

RMB
Accrued expenses	559,150
Statutory staff welfare fund	15,095,001
Accrued interest payable on late payment of income taxes	4,542,436
Other payables	241,306

Total	20,437,893

(iv)	Taxes payable

RMB
Business tax and related surcharges payable	29,920,729
Income tax payable	31,276,005

Total	61,196,734

2 Summary of Significant Accounting Policies

(a) Basis of preparation and combination

The combined financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization has been accounted for as a reorganization of businesses under common control in a manner similar to a pooling of interests. The entities that were under common control of Mr. Shengcheng Wang and his immediate family members but were managed separately from the Group were excluded from the Group. The accompanying combined statements of operations and combined statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the years ended December 31, 2006, 2007 and 2008 or since their respective dates of incorporation. The accompanying combined balance sheets have been prepared to present the financial position of the Group as of December 31, 2007 as if the current group structure had been in existence as of these dates. All significant intra-group transactions and balances have been eliminated on combination.

On this basis, the combined financial statements of the Group include the financial statements for each of the two years ended December 31, 2006 and 2007 of the Company, its subsidiary companies and Mass Media except that the assets and liabilities retained by Mass Media were included up to December 30, 2007, the effective date of the Reorganization. No adjustments have been made to the statements of results of operations for periods prior to the completion of the Reorganization as a result of the exclusion of Mass Media from the Group on the date of the Reorganization. Subsequent to the completion of the Reorganization, the combined financial statements do not include the results of operations and cash flows of Mass Media.

Subsidiary companies are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

(b) Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

expenses during the reported periods. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s combined financial statements mainly include the estimation of amounts to be recognized as revenues, allowances for doubtful accounts, accounts payable, customer advances and taxes payable in relation to certain contracts with CCTV and a related party, share-based compensation expense, tax provision and economic useful lives of property and equipment.

(c) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits with fixed rate of interest with a term of three months or less at banks.

(d) Short and long-term investments

Short-term investments include time deposits placed with banks with original maturities of more than three months but less than one year, investment funds with no fixed term or with terms less than one year. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholder’s equity. Realized gains or losses are charged to the combined statements of operations during the period in which the gain or loss is realized. The Group recognized nil, RMB 1,960,289 and RMB 9,772,000 gains from the available-for-sale investments for the years ended December 31, 2006, 2007 and 2008 respectively. There were no material unrealized gains (losses) at the end of each reporting period presented.

Long-term investments include time deposits placed with a bank and Chinese government bond with original maturities greater than one year. The investment in Chinese government bond is classified as held-to-maturity investment as the Group has both the intent and the ability to hold the bond until maturity. The difference between the recorded cost and the fair value was not significant at the end of each reporting period presented.

The Group considers available evidences, including the duration and extent to which declines in fair value of the available-for-sale and held-to-maturity investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. If the decline is considered other than temporary, the unrealized loss is recorded as other expense in the combined statement of operations. For each period presented, the Company did not record any charges to write down investments.

(e) Allowances for doubtful accounts

The Group provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowances for doubtful accounts charged to the statement of operations were nil and RMB 4,319,808 for the years ended December 31, 2007 and 2008, respectively. Accounts receivable were stated net of such provisions.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(f) Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computers and electronic equipment	3 years
Office equipment	5 years
Office furniture	5 years
Vehicles	5 years
Office property	37.5 – 38.5 years

Expenditures for repairs and maintenance are expenses as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the combined statements of operations upon disposal.

(g) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment of long-lived assets in the event that the book value of such assets exceeds the estimated future discounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

(h) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, revenue arrangements involving multiple deliverables are broken down into single element arrangements based on their relative fair value for revenue recognition purposes, when possible. When there is no objective and reliable evidence of the fair value of the undelivered items, the Group recognizes revenue of the elements delivered as a single unit of accounting.

The Group has adopted the net presentation for business tax (“BT”) and related surcharges pursuant to EITF No. 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements”, i.e., BT and related surcharges are excluded from the net revenues. BT and related surcharges are approximately 8% of the net amount between gross revenue received/receivable from the advertisers less media fee paid/payable to the media vendor.

Revenues presented in the combined statements of operations include revenues from advertising agency services, special events services, and production and sponsorship services.

Advertising agency services

The Group earns advertising agency services fee income from arranging broadcast of customers’ advertisements during its selected media suppliers’ programs. The revenues from advertising agency services are recognized net of agency rebates, ratably over the period in which the agency services are performed.

The Group contracts separately with its customers and the media suppliers and is responsible for the payments to the media suppliers and collections from the customers. In compliance with EITF No. 99-19,

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

“Reporting Revenue Gross as Principal Versus Net as an Agent”, the Group assesses whether itself or the media supplier is the primary obligor in these service contracts. The Group evaluates the terms of its customer agreements and gives appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of its earnings, ability to change the programs media supplier provides, discretion in supplier selection and credit risk to the vendor.

Since the first year operation, the Group has been arranging its customers’ advertisements on the regular daily programs advertising time slots on CCTV-1 and CCTV-2 and annual Chinese New Year Gala program, the Group generally is not obligated to pay the media fees until it has sold the time slots to its customers. In these cases, the Group records the net amounts of gross billings to customers less media fees as revenues on the date of broadcast in accordance with the guidance in EITF No. 99-19 because the Group believes that the media supplier, not the Group, is the primary obligor and undertakes the majority of the risks and rewards in these arrangements.

In order to obtain exclusive access to the CCTV-4 news related programs advertising time slots, starting from 2008, the Group purchased those CCTV-4 advertising time slots for a fixed media cost and attempted to sell the time slots to its customers. The Group believes it undertakes the majority of the risks and rewards in these arrangements. Therefore, revenues are recognized at gross billings to customers in accordance with the guidance from EITF No. 99-19 on the date of broadcast of their advertisements. Cost of purchasing the advertising time slots from the media supplier is recorded to cost of revenues when the time slots purchased are consumed on a straight line basis. The revenues recognized at gross billing were approximately nil and nil, and RMB149.6 million for the years ended December 31, 2006, 2007 and 2008 respectively.

Special events services

On an ad hoc basis, the Group provides sales and marketing support services for special events to CCTV under general framework agreements. The fees for such services are determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Group generally receives a certain percentage of the total advertising revenues related to this program that CCTV Channels 1 and 2 earned from the special events as its compensation; however, the Group does not receive the underlying information with which to estimate the compensation amount. As such, the Group recognizes revenues from such services when the Group receives statements from CCTV after the services are performed. As of December 31, 2008, CCTV had not confirmed to the Group the amount of special event services revenue for providing sales and marketing support services to CCTV during the 2008 Beijing Olympic Game. No revenue from special events services were recognized for the year ended December 31, 2008.

Production and sponsorship services

Revenues from production services are recognized in the period in which the advertisement is delivered to clients, provided that no additional performance obligations remain. Revenues from sponsorship services primarily include production of public service announcements with sponsors’ brand names and broadcasting them, as well as the announcements supplied by clients, in the public service announcements time slots that are allocated to the Group. The revenues from sponsorship for public service announcements are recognized ratably over the period in which the public service announcements are broadcasted when all other revenue recognition criteria were met.

(i) Customer advances

Customer advances represent advances received from customers for the advertising agency service fees, advertisement production and sponsorship service fees and media fees to be paid to the media suppliers. These

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

advances are usually refundable to the customers if the media suppliers are unable to deliver the broadcast services.

(j) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the combined statements of operations on a straight-line basis over the terms of the underlying lease.

(k) Purchase commitments

The Group evaluates purchase commitments, including commitments made under guaranteed minimum payment contracts, for future losses and will accrue for any losses during the period in which such losses are anticipated.

(l) Advertising expenses

The Group expenses advertising costs as incurred. There were no material advertising expenses during the periods presented.

(m) Foreign Currency Translation

The Group’s functional and reporting currency are the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the combined statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the combined statements of operations.

(n) Income taxes

On January 1, 2007, the Group adopted the Financial Accounting Standard Board’s (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. The Group does not have any significant uncertain tax positions and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Under the Enterprise Income Tax Law (the “New EIT Law”) adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The BVI, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary will reduce the Group’s net income in accordance with APB 23. It is the Company’s intention to permanently reinvest

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we accrue 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest.

(o) Comprehensive income

The Group has adopted the provision of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency transaction, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these combined financials statements.

(p) Fair value of financial instruments

Financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short and long term investments, accounts payable, accrued expenses and other current liabilities. As of December 31, 2007 and 2008, the carrying values of cash and cash equivalents, notes receivable, accounts receivable, short and long-term investments, accounts payable, accrued expenses and other current liabilities approximate their fair values.

(q) Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, the Group presents basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

(r) Segment reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

(s) Share-based compensation

The Group has accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”) for share-based payment transactions with employees. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share options awards, the performance goals and vesting schedule of these awards are determined by the board of directors. For the performance-based awards, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Share-based compensation costs are then recorded for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

The Group has accounted for share-based compensation in accordance with EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

with Selling, Goods or Services” (“EITF 96-18”) for share-based payment transactions with consultants. For each quarter, share-based compensation cost is measured at reporting date based on the fair value of the award.

The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

(t) Fair value measurements

On January 1, 2008, the Group adopted the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”) for financial assets and liabilities. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No 157,” (“FSP FAS 157-2”) the Group elected to defer the adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amount of the Group’s cash and cash equivalents, and short-term investment approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2008, the initial adoption of SFAS 157 had no effect on the combined results of operations and financial condition.

(u) Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Group does not believe SFAS No. 141(R) will have a material effect on the combined financial statements and related disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (revised 2007), “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The Group does not believe SFAS No. 160 will have a material effect on the combined financial statements and related disclosures.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Group does not believe FSP FAS 142-3 will have a material effect on the combined financial statements and related disclosures.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Group does not believe SFAS No. 162 will have a material effect on the combined financial statements and related disclosures.

In June 2008, the FASB issued FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”), which clarified that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Group does not believe FSP EITF 03-6-1 will have a material effect on the combined financial statements and related disclosures.

In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Group does not believe FSP FAS 115-2 and FAS 124-2 will have a material effect on the combined financial statements and related disclosures.

(v) Convenience translation

Translations of amounts in the combined balance sheets and combined statements of operations as of and for the year ended December 31, 2008 from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of USD 1.00 = RMB 6.8225, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2008. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2008, or at any other rate.

3 Concentration and Risks

(a) Media supplier

The Group’s business substantially depends on CCTV. The Group relies on its access to advertising time slots on CCTV, to broadcast the customers’ advertisements. Any unfavorable change of CCTV’s advertising model, any change that adversely affect CCTV’s marketing option or limitation on our access to desired television time slots could harm the effectiveness and attractiveness of the Group’s advertising services.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(b) Major customers

A summary of the customers who accounted for 10% or more of the Group’s combined revenues is as follows:

	Year ended December 31,
Customers	2006	2007	2008
	RMB	RMB	RMB
Customer A	34,264,056	33,861,834	*
Customer B	*	28,173,600	*
Customer C	28,319,780	*	*
Customer D	33,944,263	27,962,295	*

*	Revenues from this customer during the period presented were less than 10% of the Group’s combined revenues.

(c) Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents, short and long-term investments and accounts receivable. The Group places its cash, cash equivalents, short and long-term investments with financial institutions that management believes are of high-credit ratings and quality.

The Group primarily collects revenues for advertising services up front and has not experienced significant losses from uncollectible accounts. The Group will continue to evaluate its collection experience and will provide for an allowance for doubtful accounts as appropriate.

(d) Foreign currency risk

A majority of the Group’s sales and expenses transactions and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4 Short and Long-Term Investments

	December 31,
	2007	2008
	RMB	RMB
Short-term investments:
Investment funds	220,000,000	500,000,000

Total	220,000,000	500,000,000

Long-term investments:
Bank time deposits with original maturities more than one year	15,638,800	—

Total	15,638,800	—

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The fair value of above short and long-term investments approximately equal to their carrying value and there were no unrealized gains or losses as of December 31, 2006, 2007 and 2008.

At December 31, 2008, the Group has invested RMB 500,000,000 (December 31, 2007, RMB 220,000,000) into certain investment funds issued by Industrial and Commercial Bank of China.

5 Prepaid Expenses and Other Current Assets

	December 31,
	2007	2008
	RMB	RMB
Bidding and agency deposits to CCTV	9,500,000	16,005,000
Deferred business tax and related surcharges	9,483,741	41,315,128
Capitalized project cost	2,723,150	7,457,063
Others	182,089	3,524,332

Total	21,888,980	68,301,523

6 Property and Equipment, Net

	December 31,
	2007	2008
	RMB	RMB
Computers and electronic equipment	147,214	709,685
Office equipment	123,567	173,556
Office furniture	19,451	99,658
Vehicles	2,163,706	4,714,560
Office property (Note 16(b))	—	52,610,000

Total	2,453,938	58,307,459
Less: accumulated depreciation	(894)	(1,046,251)

Net book value	2,453,044	57,261,208

The depreciation expenses for property and equipment were RMB 1,040,500, RMB 1,202,418 and RMB 1,045,357 for the year ended December 31, 2006, 2007 and 2008, respectively.

On December 30, 2007, in connection with the Reorganization, Mass Media sold most of its property and equipment to Universal at their net book values. Certain equipment, with net book values of RMB 349,202 (cost of RMB 1,285,539 and accumulated depreciation of RMB 936,337) were retained by Mass Media and distributed to the shareholders as part of the Reorganization (see Note 1(b)).

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

7 Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008
	RMB	RMB
Deposits from customers	2,700,000	5,638,510
Accrued professional fees	1,500,000	2,928,152
Statutory staff welfare funds	—	—
Accrued production fees	181,930	1,686,583
Deferred income tax liabilities	—	2,263,171
Others	372,224	1,248,674

Total	4,754,154	13,765,090

8 Taxation

(a) Taxes payable:

	December 31,
	2007	2008
	RMB	RMB
Income tax payable	—	9,175,580
Business tax and related surcharges payable	14,353,264	42,623,211
Other taxes payable	80,965	159,886

Total	14,434,229	51,958,677

(b) Income tax

The Company was incorporated in Cayman Islands and only has operations in the PRC.

Components of income before income taxes are as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Income before taxes	197,685,934	218,928,890	130,552,282
Loss subject to Cayman Islands and BVI operation	—	—	(5,352,609)
Income subject to the PRC operation	197,685,934	218,928,890	135,904,891
Income tax expenses applicable to the PRC operation	28,270,766	10,618,863	20,138,650
Effective tax rate for PRC operations	14.3%	4.9%	14.8%

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

China

Prior to January 1, 2008, pursuant to the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (“the previous income tax laws and rules”), the income taxes were generally assessed at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Under the previous income tax laws and rules, an enterprise established in the Shenzhen Special Economic Zone (“SZSEZ”) was entitled to a preferential tax rate of 15% for the income generated from operations within SZSEZ and the local income tax was exempted for both the operations within and outside of SZSEZ. In addition, such enterprises were further entitled to a one-year income tax exemption followed by two years of a 50% tax reduction when certain criteria could be met, commencing from the first cumulative profit-making year net of losses carried forward. Mass Media and Universal were both established in SZSEZ. The three-year tax holiday ended on December 31, 2006 for Mass Media and will end on December 31, 2009 for Universal. For the year ended December 31, 2007, operations of Mass Media in SZSEZ were subject to the preferential tax rate of 15%, and Universal was exempted from income taxes.

On January 1, 2008, the New EIT Law, which unifies the statutory income tax rate of enterprises in China to 25%, became effective. In accordance with the New EIT Law, there is a transition period for enterprises, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transit to the new tax rate within five years after the effective date of the New EIT Law. During the transition period, the preferential tax rates for operations within SZSEZ are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. In addition, the tax holiday grandfathering provision allows enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Universal continues to enjoy a 50% tax reduction from the preferential tax rate if certain criteria can be met for the years ending December 31, 2008 and 2009. Thereafter, Universal’s tax rate will transit from the preferential rates to the new uniform tax rate of 25% from 2010 to 2012. Accordingly, the tax rates for Universal’s operations within SZSEZ are 9% and 10% for the years ending December 31, 2008 and 2009, respectively. The tax rates for Universal’s operations outside of SZSEZ are 12.5% for the years ending December 31, 2008 and 2009.

Under the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary reduced the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Accordingly, the Group accrued 10% withholding tax, amounted to RMB 5,398,047, on net income attributable to UIAL, the foreign investor of Universal, which arose in 2008 that will not be indefinitely reinvested. Unrecognized deferred tax liability related to undistributed earnings considered to be indefinitely reinvested was nil and RMB 3,491,264 as of December 31, 2007 and 2008, respectively. No withholding taxes were accrued for the profits accumulated up to December 31, 2007.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	Year ended December 31,
	2006	2007	2008
Statutory income tax rate	33.0%	33.0%	25.0%
Effect of tax holiday	-14.3%	-26.6%	-12.5%
Effect of preferential tax rate for operations in SZSEZ	-5.0%	-1.9%	-1.7%
Effect of withholding income tax in relation to net income attributable to foreign holding company of the PRC operation	—	—	4.0%
Permanent book-tax differences	0.6%	0.4%	—

Effective tax rate	14.3%	4.9%	14.8%

The aggregate amount and per share effect of the benefit of the tax holiday are as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
The aggregate dollar effect	28,321,981	58,181,558	16,988,111
Per share effect, basic and diluted	0.06	0.12	0.03

(c) Business tax (“BT”) and related surcharges

The Group is subject to BT and related surcharges levied on advertising services in China, which are approximately 8% of certain net or value added advertising revenues. Deferred business tax and related surcharges assets are recognized when the tax invoice has not been received from the media suppliers for the media fees accrued. Upon receipt of the tax invoice from the media suppliers, the deferred business tax and related surcharges assets are offset against the business tax and related surcharges payable.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

9 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Numerator:
Net income	169,415,168	208,310,027	110,413,632
Net income allocated to participating Series A convertible preferred shares	(29,681,537)	(36,495,917)	(9,751,329)

Net income available to ordinary shareholders	139,733,631	171,814,110	100,662,303

Numerator for computing earnings per ordinary share, basic and diluted	139,733,631	171,814,110	100,662,303

Numerator for computing earnings per preferred share, basic and diluted	29,681,537	36,495,917	9,751,329

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted earnings per ordinary share	412,400,000	412,400,000	536,149,385
Weighted average preferred shares outstanding used in computing basic and diluted earnings per preferred share	87,600,000	87,600,000	51,937,705

Earnings per ordinary share, basic and diluted	0.34	0.42	0.19

Earnings per preferred share, basic and diluted	0.34	0.42	0.19

Earnings per ADS, basic and diluted	10.16	12.50	5.63

For the years ended December 31, 2006, 2007 and 2008, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately Nil, Nil and 40,637,000, respectively.

10 Ordinary Shares and Series A Convertible Preferred Shares (“Preferred Shares”)

The Company is authorized to issue 900,000,000 ordinary shares and 100,000,000 preferred shares, at par value of USD 0.001 per share. On November 13, 2007 the Group issued 1,000 ordinary shares to Mr. Shengcheng Wang, for cash consideration of USD 0.001 (adjusted for the effect of the share split on July 17, 2008).

On March 6, 2008, the Company issued 99,000 ordinary shares for cash consideration of USD 99 (adjusted for the effect of the share split on July 17, 2008) to companies controlled by Mr. Shengcheng Wang, the Company’s chairman and chief executive officer. Such issuance was accounted for in a manner similar to a share split.

On June 16, 2008, MMIA issued 412,300,000 ordinary shares for cash consideration of USD 412 (adjusted for the effect of the share split on July 17, 2008). After the issuance, the issued and outstanding ordinary shares of MMIA have been increased to 412,400,000 (adjusted for the effect of the share split on July 17, 2008). At the same time, the Company issued 87,600,000 Preferred Shares (adjusted for the effect of the share split on July 17, 2008) to the existing shareholders controlled by Mr. Shengcheng Wang at for cash consideration of USD 88. Both issuances were treated as stock splits.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

On June 16, 2008, the Company issued a total of 87,600,000 Preferred Shares to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of USD 88 (876 Preferred Shares for each then outstanding ordinary share, as adjusted for the effect of the share split on July 17, 2008). Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into investment agreements with a group of third parties and sold the Preferred Shares at USD 60 million.

When the existing shareholders sold the Preferred Shares, they granted additional rights to the group of third parties with no recourse back to the Company. None of the proceeds from the sale proceeds were received by the Company.

The Preferred Shares have been treated as a stock split because the purpose of the Preferred Shares issuance was to obtain wider distribution and improve marketability of the Company’s equity, and that the issuance did not grant the existing shareholders controlled by Mr. Shengcheng Wang any additional ownership rights to the residual net assets of the Company they did not have previously.

On July 17, 2008, the Company issued 999 additional shares for every outstanding ordinary and Preferred Share. The share issuances were accounted for as a 1,000-for-one share split.

Accordingly, all shares and per share amounts in the accompanying combined financial statements have been revised on a retroactive basis to reflect the effect of the issuances on March 6,2008, June 16, 2008, and July 17, 2008.

On July 23, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into an agreement to repurchase all the Preferred Shares for USD 60 million plus one month of interest at an annual rate of 8.0%. None of the repurchase cost was borne by the Company. The existing shareholders controlled by Mr. Shengcheng Wang agreed to convert all the existing Preferred Shares into ordinary shares upon completion of the Company’s IPO.

Key terms of the Preferred Shares are summarized as follows:

Conversion

Each holder of Preferred Shares shall have the right to convert at any time all the Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

Liquidation

On the event of any liquidation event, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Voting Rights

Each Preferred Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

On August 7, 2008, the Company completed its IPO where 7,212,500 ADS, representing 216,375,000 ordinary shares, were sold at a price of US$6.80 per ADS (or US$0.23 per ordinary share). Upon completion of IPO, all outstanding Preferred Shares were automatically converted into 87,600,000 ordinary shares.

11 Dividends

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Ordinary dividend declared and paid attributable to earnings from the period	95,484,319	88,355,415	28,213,880
Ordinary dividend declared and paid attributable to earnings from the previous years	78,855,205	89,035,313	97,316,049

Total dividend declared during the period	174,339,524	177,390,728	125,529,929
Distribution of Mass Media’s net assets to shareholder	—	41,485,618	—

Total	174,339,524	218,876,346	125,529,929

Dividends declared per ordinary share	0.35	0.44	0.21

12 Mainland China Contribution Plan and Profit Appropriation

(a) China contribution plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The total contribution for such employee benefits were not material for the periods presented.

(b) Statutory reserves

Universal and Mass Media are required to make appropriations to reserves, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the Board of Directors. Statutory surplus reserve and discretionary surplus reserve are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. The Group did not contribute to the statutory surplus reserve for the year ended December 31, 2006 as Mass Media’s reserve balance has achieved 50% of the registered capital. The Group had appropriated RMB 18,450,237 and RMB 6,549,763 to the statutory surplus reserve for the years ended December 31, 2007 and 2008 following the first year of operation for Universal in accordance with the PRC GAAP.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(c) Statutory staff welfare funds

Prior to January 1, 2006, Mass Media was required to make appropriation to statutory staff welfare funds, based on after-tax net income determined in accordance with PRC GAAP. The statutory staff welfare funds are established for the purpose of providing employee facilities and other collective benefits to the employees and are classified as current liabilities in the balance sheets. Subsequent to January 1, 2006, appropriation to the statutory staff welfare funds is made at the discretion of the Board of Directors, and the Board of Directors determined not to appropriate statutory staff welfare funds. As of December 31, 2006, the balance of the statutory staff welfare funds was RMB 15,095,001. The balance of statutory staff welfare fund has been retained by Mass Media following the Reorganization and Universal had not made any appropriation to the statutory staff welfare fund for each of the years ended December 31, 2007 and 2008.

13 Share-based Compensation

On July 1, 2008, the Company adopted an equity incentive plan (the “2008 Equity Incentive Plan”). The 2008 Equity Incentive Plan provided for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of ordinary shares that may be issued under the plan is 50,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 2% of the outstanding ordinary shares on the first day of a fiscal year or such lesser amount as determined by the board of directors. The maximum term of any issued stock right is 10 years from the grant date. On July 1, 2008, the Company granted 42,891,000 options to its directors, senior executive officers and employees to acquire ordinary shares of the Company. These options have an exercise price of US$0.685 per share, vesting period of 4 years and a contractual life of 10 years from the date of grant.

The options granted to each of the sales personnel are divided into category A and category B. 50% of the category A options will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 50% of the category A options will vest over a four-year period based on the employee’s performance, with one-fourth of the options allocated to each year. This portion of the category A options only vests in proportion to such employee’s actual annual sales performance as a percentage of his or her annual sales target, but only if such percentage equals or exceeds 70%. If such employee’s sales performance is lower than 70% of his or her annual sales target, his or her performance-based options in category A for that year will automatically expire. The category B options will also vest over a four-year period in proportion to an employee’s sales performance as a percentage of his or her annual sales target, but only to the extent that such percentage exceeds 100%. The category B options that remain unvested each year will automatically expire.

Of all the options granted to each person other than the sales personnel, 70% will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 30% of the options will vest over a four-year period subject to the company’s performance, with one-fourth of the options allocated to each year. This portion of the options will vest in proportion to our company’s actual revenues as a percentage of our company’s annual target, but only if such percentage equals or exceeds 70%. If our revenues are lower than 70% of our annual target, the performance-based options for that year will automatically expire.

For those awards with performance conditions, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

No options were granted in 2006 and 2007 and the option activity during 2008 is as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Balance at January 1, 2008	—		—	—	—
Granted	42,891,000	US$	0.685	6.25 years
Forfeited	(2,254,000)	US$	0.685	6.25 years

Balance at December 31, 2008	40,637,000	US$	0.685	5.75 years	—

Exercisable at December 31, 2008	—		—	—	—

There was no option exercisable at December 31, 2008 because the earliest vesting date for the option granted is June 30, 2009.

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2008 were both nil because the market value of the Company’s shares as of the last trading day in 2008 was below the exercise price of the options outstanding.

Valuation of Stock Options

The Company has determined, based on the Black-Scholes option pricing model, that the estimated fair value of the options granted under the 2008 Equity Incentive Plan on the date of grant was approximately RMB0.18 (US$0.0264) per share or an aggregate of RMB 7,720,380 (US$1,131,606) with the following assumptions:

Expected term (in years)	6.25
Expected volatility	50%
Risk-free interest rate	3.49%
Expected dividend yield	6%

The Company has applied simplified method in 2008 to determine the expected term which represents the weighted average period of time that share-based awards granted are expected to be outstanding.

The expected volatility of 50% was based on the average volatility of several comparable U.S. listed companies in the advertising industry. Since the Company did not have a trading history at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards. The Company anticipates to distribute 20-30% of its annual earnings as cash dividends in the foreseeable future.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Compensation Costs

During the year ended December 31, 20908, the Company recognized share-based compensation expenses in the Company’s combined statement of operations for the share options granted to directors and employees in accordance with SFAS 123(R) and for the share options granted to consultants in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The total compensation costs have been recognized on a straight line basis over the requisite service period for each separately vesting portion of the award.

RMB
Cost of revenues	33,757
Sales and marketing	221,166
General and administrative	1,444,506

1,699,429

As of December 31, 2008, there was RMB 4.4 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 3.5 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

14 Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with SFAS 157, the Company measures its cash equivalents and investment funds at fair value. The Group’s cash equivalents and investment funds are classified within Level 2. This is because its cash equivalents and investment funds are valued using the estimated value of cash equivalents and investment funds when realized provided by the banks, discounted using estimated risk-free interest rate.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at reporting date using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	438,349,411	—	438,349,411	—
Short term investments:
Investment funds	500,000,000	—	500,000,000	—

	938,349,411	—	938,349,411	—

15 Commitments and Contingencies

(a) Operating lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the years ended December 31, 2006, 2007, and 2008 were RMB 4,079,527, RMB 4,140,498 and RMB 3,553,469 respectively.

As at December 31, 2008, the Group has commitments under non-cancelable operating leases to make minimum payments as follows:

RMB
2009	70,264
2010 and thereafter	—

Total	70,264

(b) Operating guaranteed minimum payment contract

i)	To secure exclusive access to some advertising time slots on CCTV, the Group sometimes enters into guaranteed minimum payment contracts with CCTV. Under these agreements, the Group has committed to procure certain time slots at a guaranteed minimum amount. As of December 31, 2008, the Group had a guaranteed minimum payment of RMB 136,000,000 to secure exclusive access to the 2009 Chinese New Year Gala program with CCTV.

ii)	On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

(c) Capital and other commitments

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2008.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(d) Legal contingencies

On April 16, 2008, Universal received a subpoena from the Shenzhen Municipal Futian District Court (“Court”) to appear as the defendant of a commercial legal dispute. A customer (the “Customer”) of Universal complained to the Court alleging that some of the advertisements it had contracted with Universal to be broadcast in February 2008 were not broadcast. The Customer applied to the Court to cancel the one year advertising contracts signed with Universal starting from March 15, 2008 and demanded compensation of RMB 3,328,654. The Group believes that Universal did not violate any terms of the corresponding advertising contracts, and no missing advertisements were noted in the broadcasting report issued by a research company authorized by CCTV. The Group continued to broadcast the advertisements according to the contracts until June 30, 2008.

Universal filed countersuits against the Customer for its unpaid advertising fees and damages of approximately RMB 24.8 million under the contracts as of June 30, 2008.

The Group has not recognized any revenue from this customer since April 1, 2008. As of June 30, 2008, the outstanding receivable and deposit balance from the Customer was RMB 4.8 million and RMB 2.3 million, respectively. The unsecured receivable balance of RMB 2.5 million was fully reserved as of June 30, 2008. The Court had scheduled hearing on July 30, October 30 and 31, 2008. Both Universal and the Customer refused to settle the case. The Group is not able to predict the results of the litigation.

16 Related Party Transactions

(a)	The table below sets forth the major related parties and their relationships with the Group:

Related party’s name	Relationship with the Group

Mr. Zhiyi Wang	Father of Mr. Shengcheng Wang, controlling shareholder of the Group before reorganization

Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”)	Shareholder of Mass Media (51%), under the control of Mr. Shengcheng Wang’s parents

Beijing Guang Er Gao Zhi Media Advertising Co., Ltd. (“Beijing Guang Er Gao Zhi”)	Under the control of Mr. Shengcheng Wang’s parents

Guang Er Gao Zhi Film and Television Production Co., Ltd. (“Guang Er Gao Zhi FTP”)	50% controlled by Beijing Guang Er Gao Zhi

Beijing Mass Media Web Media Co., Ltd. (“Beijing Mass Media Web Media”)	Under the control of Mr. Shengcheng Wang’s parents

Mass Media International Advertising Co., Ltd. (Mass Media)	Predecessor of Universal, which was excluded from the Group, effective from December 30, 2007

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(b)	Details of significant related party transactions are as follows during the periods presented:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Lease office premise from Mr. Zhiyi Wang	1,977,497	1,977,497	1,735,646
Lease office premise from Guang Er Gao Zhi FTP *	1,977,497	1,977,497	1,704,824
Purchase consulting service from Shenzhen He Hua	300,000	—	—
Purchase advertising agency service from Guang Er Gao Zhi FTP	2,561,280	—	—
Purchase of equipment and public service announcement film inventory from Mass Media (note 1(b))	—	21,562,056	—
Purchase of advertising time slots from Guang Er Gao Zhi FTP	—	—	211,506,020
Provision of advertising services to Guang Er Gao Zhi FTP	—	—	3,786,800
Film production and advertising services to Mass Media	—	—	2,025,772
Purchase of remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi	—	—	15,000,000
Purchase of office property from Mr. Zhiyi Wang	—	—	24,020,000
Purchase of office property from Guang Er Gao Zhi FTP	—	—	26,980,000

*	Guang Er Gao Zhi FTP allowed the Group to use its office space at no charge before December 31, 2007. The Group recorded the rent expense for the space used at market price and treated it as contribution from related party. The group recorded the related contribution of RMB 1,977,497 and RMB 1,977,497 as additional paid-in capital for the years ended December 31, 2006 and 2007 respectively.

Prior to February 15, 2008, UIAL’s shareholder and his immediate family used the cash and investment accounts of UIAL to hold their personal cash and investments. On February 15, 2008, such cash and investment amounts were transferred to a company outside of the Group, which is controlled by Mr. Shengcheng Wang’s immediate family. The cash and investment balances were included in the combined balance sheets and accounted for as loan from shareholder as of December 31, 2007. Since the cash and investment balances were held on trust for the shareholder, no interest expense for the loan or investment income for the cash and investment account were recognized by the Group. The net movements of these balances were included in financing activities in cash flow statements.

	December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cash and cash equivalent	151,787	5,846	—
Long-term investments	16,736,400	15,638,800	—

Total	16,888,187	15,644,646	—
Payable to a shareholder	16,888,187	15,644,646	—

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Movement of shareholder’s cash and investment accounts / payable to shareholder, excluding effect of foreign currency exchange	(85,840,594)	766,967	(15,043,236)

According to the Reorganization agreement, starting from January 1, 2008, Mass Media ceased all its advertising and film production operations. However, there were three advertisement production and sponsorship service contracts outstanding to be completed as at December 31, 2007, and the customers declined to sign

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

another set of agreements with Universal as those projects were close to completion. In order to deliver uncompleted services, Mass Media engaged Universal as a service contractor and paid the net income earned from these service contracts, amounted to RMB 2,025,772, to Universal as advertisement production and sponsorship service fees.

In June 2008, UIAL completed the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB 15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This amount was recorded as a distribution to shareholder.

(c)	Purchase of advertising time slots from Guang Er Gao Zhi FTP

In December 2007, the Group entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency that has secured advertising rights relating to a number of television programs on CCTV. Guang Er Gao Zhi FTP is 50%-owned by CCTV and 50%-owned by Beijing Guang Er Gao Zhi. Beijing Guang Er Gao Zhi is controlled by the parents of Mr. Shengcheng Wang. Under the framework agreement, the Group has obtained the exclusive right from Guang Er Gao Zhi FTP to procure advertisers for the advertising time slots Guang Er Gao Zhi FTP has secured from CCTV, effective from January 1, 2008.

On January 22, 2008, Universal entered into an exclusive advertising service agency contract with Guang Er Gao Zhi FTP to secure exclusive access to some advertising time slots that Guang Er Gao Zhi FTP obtained from CCTV Channel 2 and Channel 4 and paid a guarantee deposit of RMB 1,000,000 to Guang Er Gao Zhi FTP. For the year ended 2008, the purchase of advertising time slots on CCTV Channel 2 and Channel 4 from Guang Er Gao Zhi FTP was RMB 48,306,020 and RMB163,200,000, respectively.

(d)	Details of amount due from/to related parties were as follows:

	December 31,
	2007	2008
	RMB	RMB
Prepaid rental expenses to Mr. Zhiyi Wang	—	—
Due to Mass Media (note 1(b))	21,562,056	18,878,848
Payable to a shareholder	15,644,646	—
Due from Guang Er Gao Zhi FTP	—	1,000,000
Due to Guang Er Gao Zhi FTP	—	194,544,236
Due to Mr. Zhiyi Wang	—	23,505,994
Due to Shenzhen Guang Er Gao Zhi Co., Ltd.	—	15,000,000

As part of the Reorganization, Mass Media will no longer be part of the Group, effective from December 30, 2007. The remaining balance of prepaid rental expenses had been distributed to the shareholders (see Note 1(b)).

The Group loaned RMB 1,500,000 to Beijing Mass Media Web Media in 2007 with no interest, such amount had been repaid before December 31, 2007.

17 Subsequent Events

(a)	Share option modification

On February 21, 2009, our board of directors resolved to offer to the holders of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of the Company reported on NYSE Arca in the last 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of our stock options accepted the offer by February 27, 2009. As a result of this modification, options to purchase 19,858,500 ordinary shares were outstanding as of March 1, 2009 and a total of RMB 1.8 million (US$ 0.3 million) additional share-based compensation expense will be amortized over the remaining vesting period of 3 years and 4 months since March 1, 2009.

(b)	Corporate name change

On April 3, 2009, the Company’s proposal related to the name change was adopted at an extraordinary general meeting. Effective April 3, 2009, the corporate name changed from China Mass Media International Advertising Corp. to China Mass Media Corp. The Company’s ticker on the NYSE Arca remains the same as CMM.

(c)	Litigation with the Customer (Note 15(d))

In June 2009, the Court ordered the Customer to pay Universal approximately RMB 2.6 million for the unpaid advertising service fees and damages. The Court denied all other claims raised by the Customer and Universal. Universal has filed an appeal to a higher court in the intention to claim more damages. Upon filing the appeal, the Court’s initial ruling was suspended.

18 Additional Information—Condensed Financial Statements of the Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008, RMB 75,109,995 of the Group’s combined net assets was not available for distribution, representing approximately 19.4% of the Group’s combined net asset value. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings.