Form 20-F
period 2009-12-31
China Mass Media Corp.
filed 2010-08-31
CIK 1439229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
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
Xicheng District, Beijing 100033
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Eric Wang Lam Cheung, Chief Financial Officer
Tel: (8610) 8809-1099
Email: ericwlcheung@chinammia.com
Fax: (8610) 8809-1088
6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value US$0.001 per share American depositary shares, each representing 30 ordinary shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the
Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the
Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2009:
716,375,000 Ordinary Shares, par value US$0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated
Filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐
(APPLICABILITY ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 13, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

Table of Contents

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

Unless otherwise indicated, all share and per share information in this annual report gives effect to the 1,000-for-one share split of our ordinary shares and series A preferred shares effected in the form of a grant of bonus shares on July 17, 2008, but does not give effect to the stock dividend that was approved by our board of directors in May 2010 and by shareholders in July 2010, under which our shareholders are entitled to receive one additional ordinary share for every ten ordinary shares they hold.

This annual report on Form 20-F includes our audited combined statements of operations data for the years ended December 31, 2007, 2008 and 2009, and combined balance sheet data as of December 31, 2008 and 2009.

We completed the initial public offering of 7,212,500 ADSs, each representing 30 ordinary shares on August 7, 2008. On August 4, 2008, we listed our ADSs on NYSE Arca under the symbol “CMM.” On August 25, 2009 we transferred the listing of our ADSs from NYSE Arca to the New York Stock Exchange, or the NYSE.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our expectations regarding demand for our services;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, expenses, profits, earnings and other estimated financial information;

•	our plan to obtain additional advertising time slots from China Central Television, or CCTV, and regional television networks;

•	expected changes in CCTV’s advertising policies or practices;

•	competition in the PRC advertising market;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising market;

•	the current global financial crisis and economic downturn; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors.”

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

The following selected combined statements of operations data for the three years ended December 31, 2007, 2008 and 2009 and selected combined balance sheets data as of December 31, 2008 and 2009 have been derived from our audited combined financial statements included elsewhere in this annual report. The following selected combined statements of operations data for the years ended December 31, 2005 and 2006 and selected combined balance sheets data as of December 31, 2005, 2006 and 2007 have been derived from our audited combined financial statements not included in this annual report. These combined financial data have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm.

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

The basic and diluted earnings per share data for all periods presented below have been adjusted for the one-for-ten stock dividend declared by our board of directors in May 2010 and approved by our shareholders in July 2010.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except for per share data)
Selected Combined Statement of Operation Data

Revenues:
Advertising agency services	215,448	245,200	202,637	334,053	397,279	58,202
Special events services	15,228	-	15,991	-	-	-
Production and sponsorship services	2,336	10,487	60,018	34,935	30,305	4,439
Total revenues	233,012	255,687	278,646	368,988	427,584	62,641
Less: business tax	(19,163)	(20,472)	(23,110)	(16,006)	(16,022)	(2,347)
Total net revenues	213,849	235,215	255,536	352,982	411,562	60,294
Operating costs and expenses:
Cost of revenues	(29,311)	(26,734)	(30,148)	(40,200)	(40,239)	(5,895)
Cost of revenues – media fees to a related party	-	-	-	(163,200)	(230,000)	(33,695)
Sales and marketing expenses	(10,069)	(7,038)	(5,600)	(8,204)	(17,362)	(2,544)
General and administrative expenses	(8,494)	(5,631)	(8,505)	(24,487)	(33,194)	(4,863)
Total operating costs and expenses	(47,874)	(39,403)	(44,253)	(236,091)	(320,795)	(46,997)
Operating income	165,975	195,812	211,283	116,891	90,767	13,297
Interest and investment income	1,331	3,434	10,774	15,103	9,494	1,391
Other income (expenses), net	(151)	(1,560)	(3,128)	(1,441)	533	78
Income before tax	167,155	197,686	218,929	130,553	100,794	14,766
Income tax expense	(24,738)	(28,271)	(10,619)	(20,139)	(14,328)	(2,099)
Net income	142,417	169,415	208,310	110,414	86,466	12,667
Net income allocated to participating preferred shares	(24,951)	(29,682)	(36,496)	(9,752)	-	-
Net income available to ordinary shareholders	117,466	139,733	171,814	100,662	86,466	12,667
Earnings per ordinary share, basic and diluted	0.26	0.31	0.38	0.17	0.11	0.02
Earnings per ADS, basic	7.77	9.24	11.36	5.12	3.29	0.48
Earnings per ADS, diluted	7.77	9.24	11.36	5.12	3.28	0.48
Dividends declared per share	0.22	0.32	0.40	0.19	-	-
Shares used in calculating earnings per ordinary share, basic	453,640	453,640	453,640	589,764	788,013	788,013
Shares used in calculating earnings per ordinary share, diluted	453,640	453,640	453,640	589,764	789,861	789,861
Shares used in calculating earnings per ADS, basic	15,121	15,121	15,121	19,659	26,267	26,267
Shares used in calculating earnings per ADS, diluted	15,121	15,121	15,121	19,659	26,329	26,329

	As of December 31,
	2005	2006	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Combined Balance Sheet Data
Cash and cash equivalents	374,044	510,915	138,262	566,889	508,778	74,536
Total current assets	393,981	547,443	385,450	1,150,558	657,652	96,347
Total non-current assets	22,744	26,546	18,092	57,261	55,464	8,125
Total assets	416,725	573,989	403,542	1,207,819	713,116	104,472
Total current liabilities	326,584	436,685	274,827	819,777	236,468	34,643
Total liabilities	326,584	436,685	274,827	819,777	236,468	34,643
Total shareholder’s equity	90,141	137,304	128,715	388,042	476,648	69,829
Total liabilities and shareholder’s equity	416,725	573,989	403,542	1,207,819	713,116	104,472

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was RMB6.8259 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 20, 2010, the exchange rate as published by the Federal Reserve Board was RMB 6.7900 to US$1.00.

The following table sets forth information regarding the noon buying rate in Renminbi per U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate(1)
	Period End	Average (2)	Low	High
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
December	6.8259	6.8275	6.8244	6.8299
2010
January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March	6.8258	6.8262	6.8254	6.8270
April	6.8247	6.8256	6.8229	6.8275
May	6.8305	6.8275	6.8245	6.8310
June	6.7815	6.8184	6.7815	6.8323
July	6.7735	6.7762	6.7709	6.7807
August (through August 20)	6.7900	6.7812	6.7670	6.8038

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

CCTV is the main television network from which we currently obtain advertising time. We place our advertising clients’ advertisements on CCTV, the largest television network in China, which offers 21 public channels in China and around the world. According to China Radio & TV Yearbook, CCTV had the largest market share in China in terms of total television advertising revenues. We believe CCTV is generally perceived as the most influential and reputable television medium by the public in China, due to its central government sponsorship, extensive network coverage and long broadcasting history in China. As such, advertisers often regard CCTV as the television advertising platform on which they can gain the maximum exposure and recognition for their products or services in China. We believe our access to a substantial number of advertising time slots on five channels of CCTV, particularly during certain popular television programs, enhances our service offerings. CCTV uses third-party agencies, such as our company, to sell a significant portion of its advertising time slots to advertisers, while selling the remaining portion of its advertising time slots directly by itself or through auctions. Since 2009, CCTV has begun to sell more of its advertising time slots by itself or through auctions under a new initiative. For example, CCTV ceased to grant us the advertising right to the 2010 Chinese New Year Gala program, and sold the advertising time slots for that program by itself, which have had a material adverse effect on our results of operations. If CCTV continues to apply or expand the application of such initiative, we may lose the advertising time slots for other programs on CCTV that we currently have. As a result, we may lose our advertising clients and our business, financial condition and results of operations could be materially and adversely affected. In addition, certain of CCTV’s senior management members changed in May 2009, which could result in other changes of CCTV’s program mix and operational model.

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

CCTV has considerable bargaining power over us. Consistent with industry practice in China, the pricing and payment terms of our advertising contracts with CCTV are typically negotiated annually, including the contracts that have terms of more than one year. As CCTV is owned by the government, our negotiating power with CCTV is limited. In general, CCTV would be less likely to enter into new contracts with us if we failed to bring in sufficient advertising revenues for the advertising time slots contracted to us in a previous year. From time to time we enter into contracts with CCTV and commit ourselves to a minimum amount of advertising revenues with respect to certain advertising time slots provided to us. Under all such contracts, we are required to pay the agreed-upon minimum amounts to CCTV even if we do not successfully procure advertisers for the time slots. If we fail to procure sufficient advertising clients for the secured time slots or receive total amounts lower than what we have committed ourselves to deliver, we will be required to cover the difference ourselves, as a result of which our financial condition and results of operations could be adversely affected. In addition, CCTV adopted a new payment term in 2010 for advertising time slots we obtained through auctions, under which we are required to pay 30% of the annual media fee in advance as deposit with the remaining fee being payable in 12 monthly payments throughout the year. Such payment term will have a significant impact on our cash flow. Moreover, as our existing contracts expire, we may be unable to renew or extend the terms of contracts for desired advertising time slots on desirable CCTV channels or at favorable price levels, if at all. Any significant decreases in our CCTV advertising time slot resources as a result of our failure to renew or extend our existing contracts with CCTV could materially and adversely affect the effectiveness and attractiveness of our advertising offerings.

CCTV may change or discontinue our services or not renew our service contract upon its expiration. CCTV may change or discontinue our services or not renew our service contract upon its expiration. For example, we used to provide special events services to assist CCTV in the sales and marketing of advertising time slots for major sporting events broadcast on its Channels 1 and 2 and the service term was renewed annually in prior years. In 2009, however, CCTV did not renew our service contract for 2010.

We rely on access to advertising time slots during a limited number of television programs to place our clients’ advertisements and the desirability of the advertising time slots we obtain depends on the popularity of the relevant television programs and other factors that are difficult to predict.

We rely significantly on our rights to advertising time slots during a limited number of television programs, including Television Guides and the programs under our Daytime Advertising Package, all of which are broadcast on CCTV. We also obtained advertising rights to a number of additional programs on CCTV Channels E and F, which became available to us in 2008. In addition, we successfully bid for the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2010 through auctions. Although we occasionally procure advertising time slots during other programs on CCTV, we substantially rely on the regular daily television programs we have obtained from CCTV to place advertisements for clients and generate revenues. We do not have control over the availability or scheduling of these programs. If any of such programs are rescheduled to times that are unattractive to our clients or if any of such programs are shortened or canceled by CCTV and we cannot obtain alternative media resources, we would face difficulty in marketing our services and our revenues may decline. For example, the advertising time for World Update, a program on CCTV Channel 4 for which we have obtained advertising rights, was reduced from three minutes to two minutes in 2008 when the length of the program was shortened, and eventually the program was cancelled in May 2008. This type of change to the advertising time slots currently available to us may cause a decrease in our revenues from advertising agency services in future periods.

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

In negotiating with our advertising clients, we price the advertising time slots for most daily television programs based on a number of factors, including market demand for such advertising time slots, target audience, the ratings and quality of the relevant television programs and prices charged by our competitors. We also refer to the rate cards published by CCTV for its advertising time slots. We typically negotiate the pricing terms with CCTV with respect to the advertising time slots of such daily television programs available to us on an annual basis. In such contracts, we and CCTV agree on the prices that we will pay to CCTV for these time slots, which are generally lower than the published rate card prices. We typically retain the difference between the prices we charge to our advertising clients and the prices we pay to CCTV as our commission. CCTV usually increases the prices charged to us and the prices on its published rate cards every year. We are typically able to pass on such price increases to our advertising clients. However, in the future we may not always be able to do so. Due to its dominant market position, CCTV enjoys much greater bargaining power over price increases than we do and our ability to control such advertisement costs is limited. If CCTV substantially raises the prices charged to us for the advertising time slots available to us and we are unable to pass on such costs to our advertising clients, our revenues would decrease and our profitability may decline. For example, CCTV increased the media fees for Channel 4 programs by approximately 40.9% in 2009, which has negatively affected our operating income from these programs. As a further example, we obtained in an auction the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2010 and if we cannot pass on the cost of the bid media fee to our customers, we will sustain a loss on that program.

We receive a substantial portion of our revenues from a limited number of large clients, and the loss of these clients, or the loss of significant advertisers by our agency clients, could materially and adversely impact our business, financial condition and results of operations.

A relatively small number of clients are responsible for a substantial percentage of our revenues. In the years ended December 31, 2007, individual clients accounting for more than 10% of our revenues in the aggregate were responsible for 32.3% of our total revenues. None of our clients accounted for more than 10% of our total revenues in 2008 and 2009 because we recorded the advertising revenues from CCTV Channel 4 programs on a gross basis, which increased our revenue basis. Most of our large clients are third-party advertising agencies who obtained advertising time slots from us for their advertising clients and may in turn rely on a limited number of large advertisers for their businesses. The performance of such third-party advertising agencies has a direct impact on our operating results. Advertisers who access our advertising time slots through other advertising agencies may reduce advertising and marketing spending or cancel projects at any time for any reason. Any of our advertising clients may not continue to utilize our services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, our advertising clients, if not replaced by new clients or an increase in business from existing clients, could make it difficult for us to fill the time slot vacancies and our revenues and profits could decline significantly as a result. The third-party advertising agencies may also introduce their advertising clients to other advertising service providers who have obtained other advertising time slots from CCTV or other television networks. As a result, any loss of our significant clients, or the loss of significant advertisers by our agency clients, could have a material and adverse effect on our financial condition and results of operations. In addition, if any client with whom we have a substantial amount of business experiences financial difficulty, we could be unable to collect accounts receivable on a timely basis, if at all. This may result in an increase in our bad debt expenses and adversely affect our results of operations.

We face significant competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and our profitability may be materially harmed.

The advertising industry is highly competitive and fragmented in China. As an increasing number of companies enter the industry, competition continues to intensify. Our direct competitors are other national or regional advertising or marketing services providers that offer television airtime to advertisers, primarily including SinoMedia Holding Limited, Walk-on Advertising Co., Ltd. and Charm Communication Corp. We compete with other television advertising agencies for the limited time slots available on CCTV or other television networks on the basis of sales and marketing capabilities, operating track record and service quality. In particular, some of our advertising clients are other advertising agencies who could become our competitors seeking the same limited media resources. If CCTV continues or expands the practice to sell its advertising time slots through auctions, we may face increased competition in obtaining desired advertising time slots from CCTV. We also compete with other television advertising agencies for advertisers’ spending on the basis of desirability of time slots offered, television network coverage, service quality, reputation, pricing and relationships with television networks.

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

We derive substantially all of our revenues from a single business, the provision of advertising services. Demand for our services and the resulting advertising spending by our clients are highly sensitive to changes in general economic conditions and other general trends, including changes in lifestyle patterns and consumers’ tastes and preferences. Recessionary economic cycles may adversely affect the businesses of our advertising clients, which can have the effect of reducing the volume of advertising time slots and other services advertisers purchase from us. For example, in the second half of 2008 and the first half of 2009, the global recession had negatively affected the business of many of our clients or potential clients in China, which significantly reduced the demand for our services in those periods. Additionally, advertisers could also decide to spend more of their advertising budget on non-television advertising media because of perceived changes in consumers’ lifestyles or their tastes and preferences. A general decrease in total advertising spending, or a decrease in the demand for our advertising services in particular, would materially and adversely affect our ability to generate revenues and have a significant negative effect on our financial condition and results of operations.

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

The current global financial crisis and economic downturn may continue to have a material and adverse effect on our businesses, results of operations and financial condition.

The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn, a decrease in exportation and domestic consumer demand and a slowdown in domestic property investments, the economic situation in China was severe during the second half of 2008 and the first half of 2009. Principally due to this change in the macro- economic conditions, advertisers had downsized or cancelled their advertising campaigns and as a result the demand for our advertising services had been declining in the second half of 2008 and the first half of 2009, which had a material adverse effect upon our business and profitability. The demand for our services increased in the second half of 2009 as China’s economy started to recover from the global financial crisis. However, if the global financial crisis continues or deteriorates or if the economy of China does not fully recover as expected or begin to fluctuate, the demand for our services may drop and as a result, our businesses, results of operations and financial condition could continue to be materially and adversely affected.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Shengcheng Wang, our chairman and chief executive officer, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of August 20, 2010, Mr. Shengcheng Wang, our chairman and chief executive officer, beneficially owns 69.80% of our outstanding ordinary shares. Accordingly, he has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang also has the power to prevent or cause a change in control. In addition, without the consent of Mr. Wang, we could be prevented from entering into transactions that could be beneficial to us. Mr. Wang may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who hold our ADSs.

Moreover, certain of Mr. Wang’s family members, including his parents, have owned or controlled a number of companies that conduct businesses similar to ours and enter into transactions with us from time to time. For example, Mr. Wang’s immediate family members indirectly own a 50% interest in Guang Er Gao Zhi FTP, with whom we entered into a framework agreement to procure advertising rights to several CCTV programs in 2008 and 2009. See “Related Party Transactions—Transactions with Guang Er Gao Zhi FTP.” All of such companies are managed separately by management teams different from that of our company. Although Mr. Wang and his parents and spouse have agreed not to engage in any business that directly or indirectly competes with us, such undertakings may not be as effective as we expect, and any breach of such undertakings by Mr. Wang or his immediate family members may result in conflicts of interests and harm the interests of our other shareholders.

If we fail to maintain an effective and adequate sales and marketing team, our sales and revenues could materially decrease.

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. We recruited a number of senior sales executives and doubled the size of our sales force in 2009. As of December 31, 2009, we had 72 employees directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among our sales personnel, and we cannot assure you that our current sales personnel will remain effective or loyal to us. We face intense competition for experienced sales personnel both from our direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow. We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause our revenues to materially decrease.

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

We are committed to produce public service announcements for the daily “Guang Er Gao Zhi” program broadcast on CCTV. We typically solicit sponsors for such announcements we produce and the sponsor’s name will be shown at the end of an announcement. We charge fees for this service based on the value of such sponsorship to the sponsors. If we are unable to procure sponsors for the public service announcements we produce, we will not be able to cover the costs we incur in producing such announcements. For example, the sponsorship for the public service announcements dropped significantly in 2009 due to the global financial crisis, which negatively affected our revenue and profitability. In addition, all of our content production services are provided on a fixed-price basis. Such contracts require us to undertake projections and planning related to resource utilization and costs, and we bear the risk of cost overruns in connection with our production projects. If we cannot secure a price increase from our clients and try to complete our production within a restricted budget, we may not be able to deliver the content at the quality expected from us. Any failure to accurately estimate the resources required for a project or any other factors that may impact our costs to complete the project, or any failure to complete our production at the committed performance level, could adversely affect our profitability and results of operations.

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

During CCTV’s annual open bidding process, we bid on behalf of our clients for advertising time. As a condition for attending the CCTV bidding process, both our clients and we are required to place a deposit with CCTV. The amount of our deposit depends on the number of clients that we represent in the process. According to CCTV’s bidding policy, such deposit will be returned to us when our clients complete the placement of advertisements on a minimum percentage of the advertising time won by them in the bidding process. The minimum percentage is specified by CCTV. We have the right to sell the advertising time on which our clients cannot or decide not to place advertisements, unless our clients do not use the minimum percentage of such advertising time as required by CCTV, in which case CCTV has the right to retain the deposit placed by our clients and us, and demand further compensation from our clients and us if CCTV incurs additional actual loss. Therefore, we may lose our deposit to CCTV if our clients fail to place advertisements on the time slots that we have obtained for our clients through the bidding process. If this happens, our financial condition and results of operations may be materially and adversely affected. In addition, any such occurrence may negatively affect our relationship with CCTV and materially and adversely affect our business prospects. At December 31, 2009, our aggregate bidding deposits held by CCTV was RMB 3.8 million.

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

We are using the brand name “Guang Er Gao Zhi” in Chinese characters in our company logo and, through Mass Media, we have registered that brand name and logo with the State Trademark Bureau in certain categories of goods and services. The legal remedy available to us against unauthorized uses in other categories of goods and services, and/or prior uses, by other companies of “Guang Er Gao Zhi” and our logo is limited.

We believe market recognition of the “Guang Er Gao Zhi (广而告之)” brand has contributed significantly to the success of our business. “Guang Er Gao Zhi” means “to spread the message far and wide,” and is also the name of a one-minute daily public service announcement program on CCTV that we produce. Through Mass Media, we has registered with the State Trademark Bureau in the PRC the trademark relating to our brand name and our logo in the category of book publishing, movie production, radio and television program production and in the category of advertisement by posters, outdoor advertisement, mail advertisement, radio advertisement, television advertisement and advertisement agency services.

Under PRC law, the protection of our registered trademark is limited to the categories of goods and services as to which such trademark is registered. Consequently, the legal remedy available to us against unauthorized uses of our trademark in other categories of goods and services by other companies is limited. In addition, we are aware of several companies in China that are unrelated to us and have been using the Chinese characters of “Guang Er Gao Zhi” as part of their company names for a period of time. We may not be able to prevent the use of the phrase in the corporate names of these other companies, unless our trademark is legally recognized as a “well-known trademark.” The public may be confused and may mistakenly associate the products, services or activities of those companies with us, which may result in harm to the reputation of our company.

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

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments (i) in the case of preferential tax rates, continue to enjoy the tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 15% preferential income tax we enjoyed prior to 2008 was be increased to 18% in 2008 and 20% in 2009, and will be increased to 22% in 2010, 24% in 2011 and 25% in 2012. As a result of the discontinuation of the preferential tax treatment and the new EIT law, our effective tax rate could substantially increase from 4.9% in 2007 up to as much as 25% in the near future, which could have a significant adverse effect on our net income. For 2008 and 2009, our effective tax rate increased to 14.8% and 12.6%, respectively, mainly due to the expiration on January 1, 2008 of the income tax exemption that Universal had enjoyed in 2007 and the imposition of withholding tax on dividends payable by our PRC subsidiary in 2008 and 2009.

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

Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL, our PRC subsidiary’s direct holding company, is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, this new 10% withholding tax imposed on our dividend income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results. We have accrued this withholding tax in an amount of RMB 5,398,047 and RMB 2,274,872 for the years ended December 31, 2008 and 2009, respectively, based on 30% of net income attributable to UIAL that we do not expect to reinvest in our business.

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

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

  The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

  Our management and independent registered public accounting firm have not identified any material weaknesses or significant deficiencies in our internal control over financial reporting for the year ended December 31, 2009. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses or significant deficiencies during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have granted employee stock options under our equity incentive plan and may continue to grant stock options and other share-based compensation in the future. Our net income could be adversely affected as a result.

We adopted an equity incentive plan in July 2008 that permits the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company. In July 2010, we also conditionally adopted a 2010 share option scheme, which will become effective if and when our ordinary shares are listed on the Stock Exchange of Hong Kong Limited, or SEHK. Once our 2010 share option scheme becomes effective, no further option will be granted under our 2008 equity incentive plan. We have granted to our employees options under the 2008 equity inventive plan and as of August 20, 2010, options to purchase 17,655,093 ordinary shares are outstanding. As a result of these option grants and potential future grants under the 2009 equity incentive plan or the 2010 share option scheme, we have incurred share-based compensation expenses and expect to incur such expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted ASC 718 and ASC 505-50 for the accounting treatment of our equity incentive plan. As a result, we will have to account for compensation costs for all stock options, including stock options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. Employee stock options or other share- based compensation we may grant in the future may have a material adverse effect on our profitability.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the composition of our income and valuation of our assets, we believe we were a PFIC during the taxable year ended December 31, 2009. In addition, there can be no assurance that we will not be a PFIC for the taxable year ending December 31, 2010, as PFIC status is tested after the close of each year and depends on our assets and income in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. The value of our assets for a taxable year is determined based on the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our average liabilities over that taxable year. Accordingly, we would be a PFIC for the taxable year ending December 31, 2010 if the average quarterly value of our assets for the taxable year is not more than twice the average quarterly value of our cash, cash equivalents and other assets that produce passive income or are held for the production of passive income.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under “Item 10. Additional Information Taxation—U.S. Federal Income Taxation”), you generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10. Additional Information Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering that was completed in August 2008; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

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

We completed our initial public offering in August 2008. The application of the M&A Rules with respect to our initial public offering remained unclear. Our PRC counsel had advised us that, because we were owned by non-PRC residents, our company was not viewed as a special purpose vehicle that was subject to the M&A Rules, thus we were not required to apply to the CSRC for approval. However, if a CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

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

As substantially all of our cash and cash equivalents are denominated in Renminbi and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Our business could be materially and adversely affected by epidemics. For example, from December 2002 to June 2003, PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, the PRC government closed many businesses in the PRC to prevent transmission of SARS. Since 2003, there have been reports of occurrences of avian flu in various parts of the PRC, including a number of confirmed human cases and deaths. In 2009, there was an outbreak of H1N1 influenza virus (also know as “swine flu”) in Mexico and that virus quickly spread to China and other countries in the world, resulting in a world wide epidemic. Any actual or threatened outbreak of epidemics in the PRC may, among other things, significantly disrupt our and our clients’ business operations and severely restrict the level of economic activities in affected areas, which will in turn reduce the demand for advertising services.

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

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from August 4, 2008 to August 20, 2010, the trading price of our ADSs on NYSE Arca and NYSE, as the case may be, has ranged from a low of US$1.13 per ADS to a high of US$6.85 per ADS. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of August 20, 2010, we had 716,375,000 ordinary shares outstanding, including 216,375,000 ordinary shares represented by 7,212,500 ADSs, and 17,655,093 ordinary shares issuable upon the exercise of options. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective articles of association is our fourth amended and restated memorandum and articles of association which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our currently effective articles of association, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

If our ordinary shares are listed on SEHK, the price of our ADSs may not be the same as, and may be affected by, that of our ordinary shares on the Hong Kong Stock Exchange.

We have applied to list our ordinary shares on SEHK. If our application is approved, our ordinary shares will be listed on SEHK. The NYSE and the SEHK have different trading hours, trading volume, trading and listing rules, liquidity and investor base (including different levels of retail and institutional participation). As a result, the price of our ADSs on the NYSE may not be the same as that of our ordinary shares on the SEHK and any changes in the price and trading volume of our ordinary shares may affect that of our ADSs. The trading price of our ordinary shares is denominated in HK dollars while that of our ADSs is denominated in U.S. dollars and as a result, any change in the exchange rates between HK dollars and U.S. dollars could also affect the price of our ADSs. Furthermore, there is no direct trading or settlement between the NYSE and the SEHK and you are required to return our ADSs in exchange for our ordinary shares and go through certain other procedures if you want to trade on SEHK. There is no assurance that such an exchange may be completed in a timely manner.

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

We have been conducting our business through two companies in the PRC, Universal, established in August 2006, and Mass Media, established in October 2003. Both Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang, our chairman and chief executive officer, and his immediate family members. Since the establishment of Universal, the advertising business of Mass Media has been gradually assumed by Universal. Pursuant to an asset transfer agreement between Mass Media and Universal dated December 29, 2007, Mass Media has ceased to conduct any business relating to television advertising and transferred certain of its assets relating to television advertising to Universal. Effective from December 31, 2007, Mass Media is no longer part of our company and is not involved in our continued business operations.

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

In April 2009, we changed our corporate name from China Mass Media International Advertising Corp. to China Mass Media Corp.

In August 2009, we transferred the listing of our ADSs from NYSE Arca to NYSE.

In May 2010, we applied to list our ordinary shares on the SEHK. Our listing application is currently under review by the SEHK. There can be no assurance that we will be able to achieve a successful listing on the SEHK.

The following diagram illustrates our current corporate structure:

Our principal executive offices are located at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. Our telephone number at this address is (86-10) 8809-1099 and our fax number is (86-10) 8809-1088. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on China Central Television, or CCTV, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procure advertisers to place advertisements during such time slots. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We believe we are one of the leading independent advertising companies that have obtained a large volume of high quality advertising time slots from CCTV. We have developed a good relationship and reputation with CCTV primarily as a result of our extensive experience in media planning and packaging and the substantial advertising revenues generated from our effective sales efforts. We obtained advertising rights to an average of 35 minutes per day in 2007, 313 minutes per day in 2008 and 532 minutes per day in 2009 for regular daily programs on CCTV Channel 1, 2, 4, E and F. In 2009, CCTV adopted a practice to sell through auctions the advertising time slots for certain of its programs on CCTV Channel 2 and 4 that were secured by us previously. We participated in the auction and obtained the advertising time slots for the Periodic China News Package on CCTV Channel 4. As a result, our aggregate advertising time obtained from CCTV is expected to decline to an average of 482 minutes per day in 2010 for regular daily programs on CCTV Channel 1, 2, 4, E an F. In addition, CCTV took an initiative to sell the advertising time slots for the 2010 Chinese New Year Gala program by itself and as a result, we did not obtain such advertising time slots.

Our clients include both advertising agencies as well as corporations or other entities seeking to advertise their own products or services. In 2009, we provided advertising agency services to over 80 non-agency advertisers that purchased advertising time slots to advertise their products or services, either directly from us or indirectly through other advertising agencies. These non-agency advertisers include large and well-recognized companies in China, most of which purchased time slots from us through their advertising agencies but none of these non-agency advertisers individually accounted for more than 10% of our total revenues.

We are also a leading producer of public service announcements and commercial television advertisements in China. Our production team has extensive experience in content creation and production and designed and produced over 50 public service announcements and other television advertisements in 2009.

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

•
The Gold, Silver and Bronze Awards of the “China Advertisement Yellow River Awards” issued by the China Advertising Association for three of our public service announcements at the 15th China International Advertising Festival of 2008 and the Silver and Bronze Awards of “China Advertising Yellow River Awards” for two of our public service announcements at the 16th China International Advertising Festival of 2009. The Yellow River Award is one of the most prestigious awards in public service announcement production in China.

•
The Gold World Medal in the category of community service programs (China) for one of our commercial television advertisements that we created and produced for CCTV at the New York Festivals International Television & Film Awards of 2010.

Our Services

We offer a full range of integrated television advertising services, including advertising agency services and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, and our ability to provide advertising services on an integrated basis that tailor to advertisers’ needs differentiate us from most other television advertising companies operating in China.

Our Advertising Agency Services

We provide advertising agency services to our clients by providing them with the advertising time slots we have obtained from CCTV. We believe that we are among the leading advertising companies that have obtained a large volume of advertising time slots from CCTV. Advertisers purchase advertising time slots either directly from us or through their advertising agencies. Our advertising agency services typically start with an initial discussion between our sales and marketing personnel and a potential advertiser. After learning more about the advertiser, including its business and its goals for placing the advertisements, we conduct the relevant market research for them and propose a marketing and advertising plan, which includes our recommendations of advertising strategies and specific television channels and time slots on which to place the advertisement to maximize the desired effect. After the advertiser approves such a plan, we enter into an advertising agency contract with the client who agrees to engage us as its agent to procure the relevant advertising time slots. The contract will specify, in the case of acquiring advertising time slots from us, the time slots or the programs within which the advertisements will be broadcast and the relevant price for the advertising time slots allocated to such client. For those advertisers who use their advertising agents to seek access to the advertising time slots from us, we enter into contracts with similar terms with such advertising agents after negotiation. For those clients who engage us to help them bid for other prime advertising time slots from CCTV, the contracts specify the scope of the services we provide to these clients and we submit the bid on behalf of our clients to seek the desired CCTV time slots.

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

Our Production and Sponsorship Services

Our ability to provide “one-stop shop” services by rendering a full range of services, including designing, producing and packaging television advertisements to our clients distinguishes us from other advertising agencies that compete with us. In many cases, we provide production and sponsorship services as a part of the integrated advertising services package we offer to our advertising clients. We produced over 50 public service announcements and commercial television advertisements in 2009.

We provide production services directly at the request of our clients, including both corporations and government agencies or non-governmental organizations, who either aim to promote their corporate brand names, products and services through commercial advertisements or intend to raise social consciousness or improve their company image through public service announcement. In addition, we provide sponsorship services in connection with the production of Guang Er Gao Zhi (广而告之), a 30-second daily program on CCTV Channels 1 and 2 that broadcasts exclusively the public service announcements we produce. We typically solicit sponsors for the public service announcements we already produce. After such sponsor presents relevant legal documents required by CCTV for the release of the announcement, such as the business licenses of the sponsor, we will show the sponsor’s name at the end of the announcement broadcast on the program.

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

Our Media Resources

Our media resources primarily consist of the advertising time slots we acquire from CCTV. We directly enter into contracts with CCTV to obtain exclusive advertising rights to a number of television programs on CCTV Channels 1, 2, 4, E and F, with contract terms ranging from one year to five years.

The following table sets forth the regular daily television programs for which we have obtained from CCTV the exclusive rights to market the advertising time slots or, in the case of Guang Er Gao Zhi, to produce the program, for 2010:

Program	CCTV channel	Rating in the first quarter of 2010(1)	Advertising time per program		Broadcast frequency per day				Total advertising time per day(2)				Year we first became an agent or producer
					Weekday		Weekend		Weekday		Weekend
			(minutes)		(times)		(times)		(minutes)		(minutes)
Daytime Advertising Package	1, 2	3.3%	3		10	(3)	10	(3)	30		30		2004
Television Guides (daytime)	1	4.5%	0.5		9	(3)(5)	9	(3)(5)	5	(5)	4.5		2004
Guang Er Gao Zhi (广而告之)	1, 2	1.6%	0.5	(6)	4		4		2		2		2004
Periodic China News Package	4	1.9%	1.5	(5)	10	(5)	7	(5)	15	(5)	10.5	(5)	2008
Various programs	E, F	–	–		–		–		432	(7)	432	(7)	2008

(1)
Cumulative ratings at selected broadcasting times of the programs, including reruns, and calculated by us based on the data from Infosys TV, a television program rating analyzing system developed by TNS Group and operated in China by CSM Media Research Co., Ltd. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program within a specific duration of time out of the total number of viewers. The rating information is not available for CCTV channels that are primarily broadcast overseas and have limited coverage within China, such as the Spanish (E) and French (F) channels. The rating for the first quarter of 2010 covers 29 provinces, autonomous regions or municipalities administered by the central government.

(2)
Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program/advertising package is broadcast, including reruns, within the same day.

(3)	Represents the minimum number of reruns per day we agree with our advertising clients to broadcast on CCTV.
(4)	Television Guides is broadcast on CCTV Channel 1 only in 2010 and was broadcast on both CCTV Channel 1 and Channel 2 in 2009.

(5)	Represents data for 2010.
(6)
Represents the duration of the program. We do not sell the advertising time slots of this program to advertisers; instead, we solicit sponsorships for the public service announcements broadcast on the program.

(7)	Represents the total available advertising time slots on CCTV’s Spanish and French Channels.

Daytime Advertising Package and Television Guides. The Daytime Advertising Package is a package of advertisements that are broadcast at least ten times per day on CCTV Channels 1 and Channel 2 throughout daytime hours between various television programs. Television Guides is a program that provides viewers with information about the schedules of various television programs, which is broadcast nine times per day on CCTV Channels 1 throughout the day. Many of such time slots are less desirable on a stand-alone basis. But based on our market analysis, we bundle these various segments of advertising time slots during certain of CCTV’s daytime programs, and sell them as packages with higher cumulative ratings and more frequent broadcasts at lower prices, and therefore create effective and cost-efficient solutions for our targeted advertising clients. In particular, our Daytime Advertising Package has become one of our most successful advertising offerings to advertisers and generated significant revenues for CCTV, which demonstrates our success in turning CCTV’s non-prime time slots into profitable advertising resources.

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

Guang Er Gao Zhi (广而告之). Under relevant Chinese laws and regulations, both central and regional television stations are required to broadcast a minimum amount of public service announcements between their television programs. We have arrangements with CCTV for the production of “Guang Er Gao Zhi,” meaning “to spread the message far and wide,” a 30-second daily public service announcement program. This program includes 30-second public service announcements that are typically broadcast twice a day on CCTV Channel 1 and Channel 2, respectively. We usually engage a corporation or a governmental agency to be the sponsor and its name will be displayed at the end of the public service announcement. We also display our corporate name on each of the public service announcements broadcast in this television program. We believe that this program has contributed significantly to enhancing our company name recognition across China.

Periodic China News Package. The Periodic China News Package is a package of advertisements that are broadcast at least ten times per weekday and seven times per weekend on periodic China News programs on CCTV Channel 4. According to CCTV and the 2009 China Radio and TV Yearbook, at the end of 2008 CCTV Channel 4 reached altogether more than 15 million households in 93 countries, and is among the most popular Chinese language television channels watched by overseas Chinese.

We obtained the advertising time slots for the Periodic China News Package in an auction conducted by CCTV in 2009. We entered into a one year term contract with CCTV for the Periodic China News Package for 2010. Under that contract we are required to make a deposit with CCTV amounting to 30% of the annual media fee and to pay the remaining medial fee in 12 monthly installments throughout 2010. 25% of that deposit can be credited against the payment of the annual media fee every three months.

In July 2008, we entered into an agreement to obtain the exclusive rights to sell all of the advertising time slots on CCTV’s Spanish Channel and French Channel for a term of five years. Broadcast 24 hours a day to 36 countries, CCTV’s Spanish and French Channels provide news, entertainment, tourism information, language learning and sports programs and introduce the Chinese culture to Spanish- and French- speaking viewers around the world. We assist CCTV in promoting these channels in Spanish- and French- speaking countries, in program production and packaging, and in procuring advertisements.

In addition, in 2009 we also obtained the advertising rights to certain other programs on CCTV including Chinese New Year Gala, First News, Chinese World, China News, View’s Guide and Asia Today. We did not obtain the advertising rights to these programs for 2010 because CCTV took the initiatives to sell the advertising time slots for these programs in 2010 directly by itself or through auctions .

Since 2009, CCTV has increased the use of auction in selling its prime-time as well as non-prime-time media resources. When participating in these auctions and making procurement decisions, we continue to implement our policy of prudently evaluating the value of available television programs, their costs and historical and potential sales volumes, among other factors. We believe we will be able to maintain a stable supply of high quality advertising time slots from CCTV through auctions.

Our Advertising Clients

Our Corporate Clients

Our corporate clients span a wide spectrum of industries, including telecommunications, pharmaceuticals, financial services, and garment, food and other consumer product industries. Our advertisers include many well- known companies in China. A number of these clients utilize the full range of our advertising services, including both agency and production services. We have also established business relationships with many leading domestic and international advertising agencies, some of which are members of the American Association of Advertising Agencies, who introduce clients to us for all of our services. Our access to advertising time slots on CCTV is a primary attraction for these advertising agency clients.

The following table sets forth the breakdown of revenue contributions in 2009 by the industries in which our corporate clients operate:

Industry	Percentage of Total Revenues in 2009
Food and beverages	26.7%
Pharmaceuticals	15.1%
Household products and electronic appliances	13.6%
Telecommunications and information technology	11.5%
Tourism	11.4%
Finance and services	8.7%
Automotive	6.0%
Fashion	1.6%
Others	5.6%
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

Client Concentration

In the year ended December 31, 2007, individual customers accounting for more than 10% of our total revenues in the aggregate contributed 32.3% to our total revenues. None of our customers accounted for more than 10% of our total revenues in the year ended December 31, 2008 and 2009 because we recorded our advertising revenues from CCTV Channel 4 programs on a gross basis, which increased our revenue basis. See Note 3(b) to our combined financial statements included elsewhere in this annual report. Although our revenues from these advertising clients generally constitute a substantial part of our total revenues, we believe our business is not dependent on any individual advertising client.

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

Sales and Marketing

We recruited a number of senior sales executives and doubled the size of our sales force in 2009. As of December 31, 2009, we employed 72 sales representatives devoted to the sale and marketing of our services, whose compensation is based, to a large extent, on the sales revenues they achieve for our company. More than 50% of our sales representatives have more than five years experience in the advertising industry. We have dedicated sales teams focusing on the sales of advertising time slots we have obtained from CCTV to advertising agency companies or directly to our corporate clients. We also actively seek advertising time slots from other third party agencies if our clients’ goals can be better served by having their television advertisements broadcast at time slots other than those we have obtained from CCTV. Our Shenzhen office is responsible for the advertising sales in five provinces in southern China. We also have dedicated personnel responsible for the sales of our public service announcements. We hold our own promotional fair each year to promote the sale of the advertising time slots we have obtained from CCTV, in which representatives from both CCTV and our long- term clients will participate, and highlight the quality of our media resources and our services to potential advertisers. We believe that our extensive experience in media planning, packaging and sales, our access to desirable advertising time slots and our leading production capabilities have attracted a broad base of advertising clients and facilitated our sales efforts. We also have client service teams within our sales department to serve our important clients.

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

We market our services primarily through direct marketing, trade shows and other media events, which include:

•
participating in various nationwide advertisement promotional fairs, including the annual Prime Time Advertising Resources Auction organized by CCTV in the fourth quarter of each year, to promote our advertising agency services;

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

Information Technology

We use information technology and operating tools to support our business operations. We have purchased several databases from third-party market research firms and employed these databases regularly to conduct relevant research as a basis to formulate the advertising plans for our clients. The databases we currently use include Adex Power and Infosys TV. Adex Power is an advertisement monitoring database that contains original data for each advertisement on almost all of the television stations across China, such as the length of the advertisement, the content of the advertisement and the television programs within or between which such advertisement was broadcast. We can also perform analysis under this Adex Power system to produce the relevant data or comparison we need in order to provide advice to our clients. Infosys has the largest samples of television programs of CCTV, including the rating and the target audience of each television program. We use the data provided by Infosys TV to form the basis of our recommendations to our clients regarding the placement of relevant advertisements.

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

Competition

The advertising industry in China is intensely competitive and highly fragmented. We compete with other industry participants mainly on the basis of service quality, available advertising time slots, price, reputation and relationships with television networks. We face significant competition mainly from domestic advertising companies such as SinoMedia Holding Limited, AVIC Culture Co., Ltd. and Charm Communication Group. We compete with other television advertising agencies for the limited time slots available on the CCTV channels or other television networks. In particular, some of our advertising clients are large advertising agencies who could become our competitors for the same limited media resources. We also compete with other television advertising agencies for advertising clients’ spending on the basis of desirability of time slots offered, television network coverage, service quality, brand name and pricing.

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

Mass Media has registered the trademark relating to our brand name “广而告之” and our logo in the category of book publishing, movie production, radio and television program production and in the category of advertisement by posters, outdoor advertisement, mail advertisement, radio advertisement, television advertisement and advertisement agency services. The registered trademark in the former category is valid from 2007 to 2017 and in the latter category is from 2009 to 2019. According to the asset transfer agreement dated December 29, 2007 between Mass Media and Universal, Mass Media will transfer the registered trademark to Universal. The transfer of such registered trademarks is not completed as of August 20, 2010.

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

Consistent with the principles provided in the Advertising Law of 1994, these regulations set forth certain special requirements for television advertising in China, which include, among other things, limitation on time and content of advertisements. The aggregate time for broadcasting commercial advertisements must not exceed 12 minutes per hour on each television channel. In particular, the aggregate time for broadcasting commercial advertisements during the period from 19:00 to 21:00 must not exceed 18 minutes per hour on each TV channel. Television stations are also required to keep regular television programs uninterrupted and may not interpose advertisements except during normal breaks between programs. Furthermore, the broadcasting of television shall be formatted reasonably, and the quantity of commercial advertisements shall be controlled in balance. Television commercial advertisements must not include disturbing content during meal times: from 6:30 to 7:30, from 11:30 to 12:30 and from 18:30 to 20:00. There are also specific requirements regarding commercial advertisements that relate to certain special merchandise and/or services. For example, alcohol commercial advertisement is strictly restricted with a daily maximum limit of 12 advertisements and a maximum limit of two advertisements from 19:00 to 21:00 for each television channel. In addition, each television channel is required to broadcast public service announcements for no less than 3% of its commercial advertising time.

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2007);

•	The Measures on Administration for Foreign-invested Advertising Enterprises (2004); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through EquityAcquisitions (2006).

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

The establishment of a foreign-invested advertising enterprise, by means of either new establishment or equity acquisition of an existing domestic advertising company, is subject to examination by the SAIC or its authorized branch at the provincial level and the issuance of an Opinion on the Examination and Approval of the Foreign-invested Advertising Enterprise Project. Upon obtaining such opinion from the SAIC or its relevant branch, an approval from the MOFCOM or its competent local counterparts is required before a foreign-invested advertising enterprise may apply for its business license. In addition, if a foreign-invested advertising enterprise intends to set up any branch, it must meet the requirements that (i) its registered capital has been fully subscribed and (ii) its annual advertising sales revenues are not less than RMB 20 million.

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

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules (1996), as amended, and various regulations issued by the SAFE, and other relevant PRC government authorities, the Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest payments and dividend distributions. The conversion of Renminbi into other currencies and the remittance of converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its qualified local offices. Payments for transactions that take place within China must be made in Renminbi. PRC companies may repatriate foreign currency received from abroad or retain such foreign currencies offshore. The terms and conditions of repatriating or retaining offshore relevant foreign currency shall be stipulated by SAFE. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local offices.

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

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this new law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. However, the new law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subjected to certain conditions. Therefore, if CMM and UIAL are classified as resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise”.

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

According to the Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or the PRC related company of such overseas listed company (such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China) must, among others things, file an application with SAFE on behalf of such individual to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC-related company must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic agent is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

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

Our corporate headquarters are located in approximately 1,564 square meters of office space in Beijing, which we rented from related parties under two leases before November 2008. In November 2008, we purchased such properties from the related parties at their fair market value as determined by an independent property valuation company. In addition, our Shenzhen office rents approximately 53 square meters of office space in Shenzhen, and its lease expires in December 2010. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited combined financial statements and related notes for the years ended December 31, 2007, 2008 and 2009, included elsewhere in this annual report. Our combined financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, China’s largest television network, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China.

We derive a substantial majority of our revenues from our advertising agency services, in which we mainly procure advertisers for the time slots we have obtained on the most popular national channels of CCTV. Our advertisers purchase these services either directly from us or through advertising agencies. In the years ended December 31, 2007, 2008 and 2009, we derived 72.7%, 90.5% and 92.9%, respectively, of our total revenues from advertising agency services. Substantially all of our revenues from advertising agency services are derived from the advertising time slots on CCTV. We obtained advertising rights to an average of approximately 35 minutes per day in 2007, 313 minutes per day in 2008 and 532 minutes per day in 2009 for regular daily programs on CCTV Channels 1, 2, 4, E and F. In 2009, CCTV adopted a practice to sell through auctions the advertising time slots for certain of its programs on CCTV Channel 2 and 4 that were secured by us previously. We participated in the auction and obtained the advertising time slots for the Periodic China News Package on CCTV Channel 4. As a result, our aggregate advertising time obtained from CCTV is expected to drop to an average of 482 minutes per day in 2010 for regular daily programs on CCTV Channel 1, 2, 4, E, F. In addition, CCTV took an initiative to sell the advertising time slots for the 2010 Chinese New Year Gala program by itself and as a result, we did not obtain such advertising time slots.

We also derive revenues from producing public service announcements and commercial television advertisements for advertisers, and soliciting sponsors for the public service announcements we produce and arranging for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV. In 2009, we produced over 50 public service announcements and commercial advertisements.

We also derived a small portion of revenues from our special events services that we provided in prior years to assist CCTV in the sales and marketing of advertising time slots during major sporting events that are broadcast on CCTV’s Channels 1 and 2. The service contract with CCTV was not renewed for 2010 and we will not provide such services to CCTV in 2010.

Our net revenues increased from RMB 255.5 million in 2007 to RMB 353.0 million in 2008, and further increased to RMB 411.6 million (US$60.3 million) in 2009. Our net income decreased from RMB 208.3 million in 2007 to RMB 110.4 million in 2008, and further decreased to RMB 86.5 million (US$12.7 million) in 2009.

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

Overall Demand for Our Services

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. Any slowdown in China’s economic growth may slow our revenue growth. In 2008, the global financial crisis has given rise to a worldwide economic recession which also significantly slowed down China’s economic growth. The demand for our services had declined in the second half of 2008 and the first half of 2009. In the second half of 2009, as China’s economy continued to recover from the global financial crisis, the demand for our service had grown significantly. As a result, the revenues generated from the second half of 2009 increased significantly compared to the first half of 2009. However, if the global financial crisis continues or deteriorates or China’s economy does not recover as expected, the demand for our services could decrease again. This adverse effect could be offset if we can successfully increase our market share in the overall advertising market, which we plan to achieve through optimizing and expanding our media resources, expanding our client base and strengthening our production capabilities.

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

Ability to Obtain High Quality Advertising Time Slots on Favorable Terms

We depend on the high quality advertising time slots we obtain from CCTV for our advertising agency services. Substantially all of our revenues for our advertising agency services are derived from the advertising time slots we obtain from CCTV. Our ability to continue to obtain our existing advertising time slots and to add additional high quality advertising time slots will have a significant effect on our results of operations. In 2008, we secured advertising rights to several additional television programs on CCTV Channels 2, 4, E and F. However, we did not generate enough revenues from the time slots on CCTV Channel 4 to cover the fixed amount we were required to pay in 2008 and 2009, and as a result, we incurred a loss from such programs. For 2010, we did not obtain the advertising rights to all such programs except the Periodic China News Package on CCTV Channel 4 and the programs on Channel E and F. Consequently, the fixed amount of media fee we are required to pay relating to such programs will decrease in 2010. We also expect that the revenues to be generated from such programs will decrease in 2010.

In addition, the availability of advertising time slots may also affect the growth of our production and sponsorship services. For example, we derived a significant portion of our revenues in production and sponsorship services in 2007 from soliciting sponsorships for public service announcements broadcast on certain time slots that CCTV allocated to us when they remained unsold. Such advertising time slots were not available to us in 2008 and 2009.

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

Our profitability also depends on the price of advertising time slots charged to us by CCTV or other agencies. CCTV has been increasing the prices for many of its advertising time slots in recent years, and we expect that CCTV will continue to raise such prices in the future. In addition, if CCTV continues the practice to sell more of its advertising time slots through auctions, we will face increased pricing competition to obtain desired advertising time slots. Our profit margin may be affected if we are not able to obtain the rights to these advertising time slots on favorable terms or pass on the increasing costs to our clients. If any other advertising agency is able to obtain such high quality advertising time slots on terms more favorable than ours, we may lose our clients and our revenues may decline.

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

Pricing of Our Services and Media Fee Payment Terms

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

In addition, changes in the payment terms for our media fee payable to CCTV may have a significant impact upon our cash flow. For example, we obtained in an auction the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2010. Under the auction arrangements, we are required to make a deposit in advance with CCTV amounting to 30% of the media fee with the remaining media fee payable in 12 monthly installments through 2010. We expect that such payment terms will have a significant impact upon our cash flow.

Seasonality

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending in China. Although the first quarter of each year is expected to be a slow season for the sale of the advertising time slots of the CCTV Channels 2 and 4 programs we newly secured in 2008, historically our total revenues were typically higher in the first quarter than in other quarters of the year because the Chinese New Year Gala program, which generates significant revenues for us, falls in that period each year. However, in 2010 CCTV sold the advertising time slots for the 2010 Chinese New Year Gala program by itself. As a result, our results of operations for the first quarter of 2010 decreased significantly compared to the first quarter in 2009. In addition, we provided services to CCTV on an ad hoc basis in the sales and marketing of the advertising time slots for 2006 World Cup and 2008 Beijing Olympic Games. We recognized revenues from such services in connection with 2006 World Cup when we received statements or supporting documents from CCTV in 2007. We did not recognize any revenues from such services in connection with the 2008 Beijing Olympic Games, as we have not yet received payment for such services. Due to the seasonal fluctuations in advertising spending, the ad hoc basis of special event services and other factors, our quarterly results of operations may fluctuate significantly from period to period.

Revenue

The table below sets forth the breakdown of our three revenue sources for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount		% of Total Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Revenues:
Advertising agency services	202,637	72.7%	334,053	90.5%	397,279	58,202	92.9%
Special events services	15,991	5.7%	—	—	—	—	—
Production and sponsorship services	60,018	21.5%	34,935	9.5%	30,305	4,439	7.1%
Total revenues	278,646	100.0%	368,988	100%	427,584	62,641	100%
Less: business tax	(23,110)	8.3%	(16,006)	4.3%	(16,022)	(2,347)	-3.7%
Total net revenues	255,536	91.7%	352,982	95.7%	411,562	60,294	96.3%

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

•
Special events services. From time to time we provide special events services to CCTV, in which we assist CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. Under this arrangement, our sales representatives will, together with CCTV and sales representatives from an independent third-party advertising company, form an advertising sales team for these special events. Our fees for such services will be determined on a case-by-case basis by CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special event. We typically receive a certain percentage of the total advertising sales as our compensation. Due to our inability to estimate the amount of revenues we will receive, we do not recognize the revenues from our special events services until we receive settlement statements from CCTV and the settlement of our service fees is reasonably assured, which generally occur several months after our services are rendered. We usually receive payment for these services several months after receiving the related statements. As a result, there is often a significant time lag between our performance of these services, our recognition of the related revenues and our actual receipt of payment. We have not recognized any revenues from our special events services provided in connection with the marketing and sales of the advertising time slots relating to 2008 Beijing Olympic Games. The service contract with CCTV was not renewed for 2010 and we will not provide such services to CCTV in 2010.

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

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as percentages of our net revenues:
	Year Ended December 31,
	2007		2008		2009
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount		% of Net Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Cost of revenues	30,148	11.8%	203,400	57.6%	270,239	39,590	65.7%
Sales and marketing expenses	5,600	2.2%	8,204	2.3%	17,362	2,544	4.2%
General and administrative expenses	8,505	3.3%	24,487	6.9%	33,194	4,863	8.1%
Total operating costs and expenses	44,253	17.3%	236,091	66.8%	320,795	46,997	78.0%

Cost of Revenues

Prior to 2008, we recorded all of our revenues from our advertising agency services after deducting the media costs. Our cost of revenues consisted primarily of the costs that we incurred to produce our public service announcements and commercial advertisements and production and promotional costs related to the Chinese New Year Gala program and special events, including wages of production personnel, costs and depreciation of the production equipment, office rental expenses directly related to our production services, wages of media research and relationship personnel and costs associated with the monitoring, assessment and evaluation of the advertisements. In 2008, we obtained advertising rights to certain CCTV Channel 4 programs for which we are committed to pay a fixed amount of media fees. We record such media fees as our cost of revenues when the advertising time slots purchased are consumed on a straight-line basis and record the revenues from such Channel 4 programs on a gross basis. As a result, the media fee costs for the Channel 4 programs account for a substantial majority of our cost of revenues in 2008 and 2009, with the media fees accounting for a higher percentage of our cost of revenues in 2009 as CCTV increased the media fees for such Channel 4 programs by approximately 40.9% in that period. In 2010 we did not obtain the advertising rights to most of such programs on CCTV Channel 4 that we had in 2008 and 2009 and as a result, we expect that our cost of revenues will drop in 2010.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office rental expenses directly related to our sales and marketing activities, traveling expenses incurred by our sales personnel and promotional and entertainment expenses. Our sales personnel receive performance-based compensation and we market our services primarily through the efforts of our sales and marketing personnel. Our sales and marketing expenses increased significantly in 2009 partly due to the fact that we significantly expanded our sales team. We expect selling and marketing expenses to increase as we expand our sales force.

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

Share-Based Compensation Expenses

We adopted an equity incentive plan in July 2008, pursuant to which we may issue up to 50,000,000 ordinary shares upon exercise of awards granted under the plan. On July 1, 2008, options to purchase 42,891,000 ordinary shares were granted under this plan at an exercise price of US$0.685 per ordinary share. On February 21, 2009, our board of directors resolved to offer to the grantees of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the last 60 days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All grantees of our stock options accepted this offer. As of August 20, 2010, options to purchase 17,655,093 ordinary shares were outstanding, at an exercise price of US$0.0726 per ordinary share.

We have adopted Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 718 and ASC 505-50 for the accounting treatment of our stock option plan and we will record compensation expenses based on the fair value of the award. See “—Critical Accounting Policies—Share-Based Compensation” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We expect to amortize the total amount of share-based compensation expenses over the vesting period of four years commencing July 2008 on a straight line basis over the requisite service period for each separately vesting portion of the awards. We incurred RMB 2,139,736 (US$313,473) in share-based compensation expenses in 2009.

Taxation

Taxation in the Cayman Islands and the British Virgin Islands

Neither the Cayman Islands nor the British Virgin Islands currently levies taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands or by the government of the British Virgin Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. Neither the Cayman Islands nor the British Virgin Islands is a party to any double taxation treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands or the British Virgin Islands.

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

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. According to the new EIT law, Universal’s 50% income tax reduction treatment expired on December 31, 2009. However, Universal will continue to enjoy the preferential tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008.

Under the old EIT law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as our PRC subsidiary, were exempted from PRC withholding tax. Under the new EIT law, however, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, the 10% withholding tax impacted on divided income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results.

We intend to permanently reinvest 70% of the earnings made by our PRC subsidiary. Starting from January 1, 2008, we accrued 10% withholding tax on those earnings from our PRC subsidiary that we have no intention to permanently reinvest, which represents 30% of the earnings made by our PRC subsidiary.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if CMM and UIAL, our PRC subsidiary’s direct holding company, are classified as resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Our effective tax rate was 4.9% in 2007, 14.8% in 2008 and 12.6% in 2009. Our effective tax rate in 2008 and 2009 increased as a result of the expiration on January 1, 2008 of Universal’s income tax exemption status as well as the accrual of withholding tax on distributable earnings from PRC operations that we do not intend to permanently reinvest.

PRC Business Tax and Related Surcharges

Our PRC subsidiary is required to pay business tax at a rate of 5.0%, and related surcharges at a rate of approximately 3.0%, on our revenues from providing advertising services. Under the PRC tax law, business tax is levied on the net amount of total advertising revenues less media fees paid to the media providers. As we reported revenues from certain of our advertising time slots on a gross basis, our effective business tax rate was approximately 3.7% of our total revenues in 2009.

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

Advertising agency services. In the substantial majority of our advertising agency arrangements, we contract separately with our clients and the media supplier and are responsible for the payments to the media supplier and collections from our clients. In compliance with ASC 605-45, “Revenue Recognition: Principal Agent Considerations”, , or ASC 605-45, we assess whether we or the media supplier is the primary obligor in these service contracts. We evaluate the terms of our agreements with our clients and give appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of earnings, ability to change the programs the media supplier provides, discretion in supplier selection and credit risk to the vendor.

Since the first year of operation, we have been arranging our clients’ advertisements on the advertising time slots of the regular daily programs on CCTV Channel 1 and Channel 2 and the annual Chinese New Year Gala program. In general, we are not obligated to pay the media fees until we have sold the advertising time slots to our clients. In these cases, we record the net amounts of the gross billings to our clients less media fees as revenues on the dates of broadcast in accordance with the guidance in ASC 605-45 because we believe that the media supplier, not us, is the primary obligor and bears the majority of the risks and rewards under such arrangements.

In order to obtain exclusive access to the advertising time slots on certain CCTV Channel 4 programs, starting from 2008, we purchase the advertising time slots on certain CCTV Channel 4 programs with a fixed media cost and attempt to sell these advertising time slots to our clients. We believe we bear the majority of the risks and rewards under such arrangements. Therefore, revenues are recognized at gross billings to our clients in accordance with the guidance in ASC 605-45 on the dates of broadcast of the advertisements. Cost for purchasing the advertising time slots from the media supplier is recorded as our cost of revenues on a straight- line basis. If we had recorded all revenues from advertising agency services on a gross basis, total revenues and cost of revenues would have been higher. However, operating income would remain unchanged for the periods presented.

Special events services to CCTV. We historically assisted CCTV on an ad hoc basis in the sales and marketing of advertising time slots during major sporting events that were broadcast on CCTV Channels 1 and 2 under general framework agreements between CCTV and us. Our fees were determined on a case-by-case basis by CCTV and represented a certain percentage of the total advertising revenues earned by CCTV Channels 1 and 2 relating to each major sporting event. We were not able to estimate our service fees earned until we received settlement statements from CCTV, which generally occurred several months after our services were rendered. As such, we recognized revenues from our special events services when we received such settlement statements from CCTV and settlement of our service fees is reasonably assured. If we were able to estimate our service fees earned or were able to receive settlement statements from CCTV and are reasonably assured that CCTV would settle our service fees on a more timely basis, the timing of recognizing revenues from special events services to CCTV would be accelerated. We have not recognized any revenues from our special events services provided in connection with the marketing and sales of the advertising time slots relating to 2008 Beijing Olympic Games. The service contract with CCTV was not renewed for 2010 and we will not provide such services to CCTV in 2010..

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

Income Tax

On January 1, 2007, we adopted ASC 740-10, “Income Taxes,” or ASC 740-10. ASC 740-10 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing ASC 740-10.

Under the new EIT Law adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from our PRC subsidiary will reduce our net income in accordance with ASC 740-30. It is our intention to permanently reinvest part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we have accrued the 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest. As we only distribute up to 30% of our PRC subsidiary’s annual income as dividends, our effective withholding tax rate is approximately 3%.

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

Share-Based Compensation

Share-based compensation is accounted for in accordance with ASC 718, “Compensation-Stock Compensation”, or ASC 718, for share-based payment transactions with employees. For service-based share option awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share option awards, our board of directors determines the performance goals and vesting schedule of these awards and an evaluation is made each quarter as to the likelihood of the performance criteria being met; share-based compensation cost is then recorded based on the fair value for the number of options expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

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

Results of Operations

The following tables present our summary combined statements of operations for each of the years ended December 31, 2007, 2008 and 2009. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues:
Advertising agency services	202,637	334,053	397,279	58,202
Special events services	15,991	—	—	—
Production and sponsorship services	60,018	34,935	30,305	4.439
Total revenues	278,646	368,988	427,584	62,641
Less: business tax	(23,110)	(16,006)	(16,022)	(2,347)
Total net revenues	255,536	352,982	411,562	60,294
Operating costs and expenses:
Cost of revenues	(30,148)	(40,200)	(40,239)	(5,895)
Cost of revenues – media fees to a related party		(163,200)	(230,000)	(33,695)
Sales and marketing expenses	(5,600)	(8,204)	(17,362)	(2,544)
General and administrative expenses	(8,505)	(24,487)	(33,194)	(4,863)
Total operating costs and expenses	(44,253)	(236,091)	(320,795)	(46,997)
Operating income	211,283	116,891	90,767	13,297
Interest and investment income	10,774	15,103	9,494	1,391
Other expenses, net	(3,128)	(1,441)	533	78
Income before tax	218,929	130,553	100,794	14,766
Income tax expense	(10,619)	(20,139)	(14,328)	(2,099)
Net income	208,310	110,414	86,466	12,667

The table below sets forth certain operating data in connection with our advertising agency services:
	Year Ended December 31,
	2007	2008	2009
Number of programs secured during the period	3	40	41
Total advertising time obtained (seconds)(1)	783,240	6,818,220	11,660,760
Total advertising time sold (seconds)	631,620	1,022,861	2,127,473

(1)	Represents the total amount of time during regular television programs secured from CCTV.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

Our total revenues increased by 15.9% to RMB 427.6 million (US$62.6 million) in the year ended December 31, 2009 from RMB 369.0 million in the year ended December 31, 2008. This increase was attributable to the increase in revenues from our advertising agency services, partially offset by the decrease in revenues from our production and sponsorship services during this period.

Revenues from our advertising agency services increased by 18.9% to RMB 397.3 million (US$58.2 million) in the year ended December 31, 2009 from RMB 334.1 million in the year ended December 31, 2008. This increase was primarily attributable to an increase in the selling price of advertising time slots sold by us in the year ended December 31, 2009 compared to the year ended December 31, 2008. Our overall sales of advertising time slots were higher in 2009 compared to 2008, primarily because (i) the demand for our services was higher in 2009 when China’s economy began to recover from the financial crisis and (ii) we expanded our sales force starting from the second quarter of 2009, which helped us develop and strengthen the relationship with our direct clients and take advantage of the economic recovery in 2009.

Revenues from our production and sponsorship services decreased by 13.3% to RMB 30.3 million (US$4.4 million) in the year ended December 31, 2009 from RMB 34.9 million in the year ended December 31, 2008. The decrease was primarily due to the fact that our clients reduced their sponsorship for the public service announcements due to fewer national events in 2009.

We did not recognize any revenues from special events services in 2008 or 2009. While we provided special events services to CCTV in connection with the 2008 Beijing Olympic Games, the timing and likelihood of the final settlement from CCTV for such services remain uncertain as of this annual report and therefore we have not recorded revenues relating to such services in 2008 or 2009.

Net Revenues

Our net revenues increased by 16.6% to RMB 411.6 million (US$60.3 million) in the year ended December 31, 2009 from RMB 353.0 million in the year ended December 31, 2008. This was mainly due to the increase in revenues from advertising agency services.

Operating Costs and Expenses

Our operating costs and expenses increased by 35.9% to RMB 320.8 million (US$47.0 million) in the year ended December 31, 2009 from RMB 236.1 million in the year ended December 31, 2008.

Cost of revenues. Our cost of revenues increased by 32.9% to RMB 270.2 million (US$39.6 million) in the year ended December 31, 2009 from RMB 203.4 million in year ended December 31, 2008. This increase was primarily due to a 40.9% increase of the media fee for CCTV Channel 4 programs to RMB 230.0 million (US$33.7 million) in the year ended December 31, 2009 from RMB 163.2 million in the year ended December 31, 2008. In 2008, we obtained the advertising rights to certain programs on CCTV Channel 4 for which we were committed to pay a fixed amount of media fees. We recorded such media fees as the cost of revenues on a straight-line basis and recorded the revenues from the advertising on such CCTV Channel 4 programs on a gross basis. As a result, the media fee costs for CCTV Channel 4 accounted for a substantial majority of our cost of revenues in 2008 and 2009. We sustained a loss on our advertising rights to CCTV Channel 4 programs in 2008 and 2009. In 2010, we reduced our procurement of the advertising rights to CCTV Channel 4 programs and as a result we expect that our cost of revenues will decrease in 2010.

Sales and marketing expenses. Our sales and marketing expenses increased by 111.6% to RMB 17.4 million (US$2.5 million) in the year ended December 31, 2009 from RMB 8.2 million in the year ended December 31, 2008. This increase was primarily due to the increase in an amount of RMB 7.6 million (US$1.1 million) in the compensation related to our increased sales efforts, including (i) the payment of sales commissions and bonuses of RMB 2.0 million (US$0.3 million) in connection with the 2009 Chinese New Year Gala and (ii) an increase in an amount of 5.6 million (US$0.8 million) in the compensation to our sales personnel as we recruited more senior sales executives, doubled the size of our sales force and increased the sales commissions in 2009. The increase, to a lesser extent, was due to (i) an increase in an amount of RMB 1.1 million (US$0.2 million) in depreciation as we purchased an office premises in late 2008 and (ii) an increase in an amount of RMB 2.1 million (US$0.3 million) in other expenses that principally include travel expenses, office costs and welfare and social security insurance expenses due to our increased efforts to develop and maintain direct customers and our doubled sales force.

General and administrative expenses. Our general and administrative expenses increased by 35.6% to RMB 33.2 million (US$4.9 million) in the year ended December 31, 2009 from RMB 24.5 million in the year ended December 31, 2008. This increase was primarily due to (i) an increase in an amount of RMB 7.9 million (US$1.2 million) in accounting and auditing, legal and consulting expenses, principally in connection with our compliance with U.S. securities laws as a public company and a litigation against Hasee Computer Co., Ltd. for unpaid advertising fee and (ii) an increase in an amount of RMB 1.6 million (US$0.2 million) in the compensation to our directors, management and employees. The increase was partially offset by a decrease in an amount of RMB 2.1 million (US$0.3 million) in our provision for accounts receivable recognized in general and administrative expenses as we recovered certain provision from a customer in 2009.

Operating Incomes

As a result of the foregoing, our operating income decreased by 22.3% to RMB 90.8 million (US$13.3 million) in the year ended December 31, 2009 from RMB 116.9 million in the year ended December 31, 2008. Our operating margin was 22.1% and 33.1% in the years ended December 31, 2009 and 2008, respectively.

Interest and Investment Income

Our interest and investment income decreased by 37.1% to RMB 9.5 million (US$1.4 million) in the year ended December 31, 2009 from RMB 15.1 million in the year ended December 31, 2008. This decrease was attributable to a decrease in an amount of RMB 1.8 million (US$0.3 million) in the interest income generated from our deposit with banks and a decrease in an amount of RMB 3.8 million (US$0.6 million) in the interest and investment income generated from the reduced aggregate principal amount of short-term investment products that we held in this period.

Income Tax Expenses

Our income tax expenses decreased by 28.9% to RMB 14.3 million (US$2.1 million) in the year ended December 31, 2009 from RMB 20.1 million in the year ended December 31, 2008. This decrease was mainly due to the decrease of our taxable income in this period.

Net Income

As a result of the foregoing, our net income decreased by 21.7% to RMB 86.5 million (US$12.7 million) in the year ended December 31, 2009 from RMB 110.4 million in the year ended December 31, 2008. Our net margin was 21.0% and 31.3% in the years ended December 31, 2009 and 2008, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues

Our total revenues increased by 32.4% to RMB 369.0 million in the year ended December 31, 2008 from RMB 278.6 million in the year ended December 31, 2007. This increase was attributable to the increase in revenues from our advertising agency services, partially offset by the decrease in revenues from our production and sponsorship services and a lack of revenues from special events services during this period.

Revenues from our advertising agency services increased by 64.9% to RMB 334.1 million in the year ended December 31, 2008 from RMB 202.6 million in the year ended December 31, 2007. This increase was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured in 2008. We recorded the gross amount received from our advertising clients for Channel 4 programs in 2008 as our advertising agency services revenues without netting the corresponding media fees. In addition, the increase of our advertising agency service revenues was also attributable to an increase in the total advertising time slots sold by us in the year ended December 31, 2008 compared to the year ended December 31, 2007, particularly for the CCTV Channel 2 and Channel 4 programs newly secured for 2008. Our overall sales of advertising time slots were lower in the second half of 2008 compared to the first half of 2008, primarily because (i) the global financial crisis that began in the third quarter of 2008 significantly slowed down China’s economic growth, and the advertising spending in China and the demand for our services began to decline in the fourth quarter of 2008; and (ii) the suspension of regularly scheduled television programs during Beijing Olympic Games in the third quarter of 2008 led to the cancellation or rescheduling of advertising time slots for certain of our television programs.

Revenues from our production and sponsorship services decreased by 41.8% to RMB 34.9 million in the year ended December 31, 2008 from RMB 60.0 million in the year ended December 31, 2007. The decrease was primarily due to the fact that certain temporary time slots, which CCTV was unable to sell otherwise and thus provided to us in 2007 to broadcast public interest announcements and generated significant revenues for us from our sponsorship services, were no longer available to us in 2008.

We recognized nil revenues from our special events services in the year ended December 31, 2008, while we recognized RMB 16.0 million in the year ended December 31, 2007 for our special events services to CCTV in connection with the 2006 FIFA World Cup. As of December 31, 2008, we had not received payment from CCTV and therefore no revenues were recognized in connection with the special events services we provided for 2008 Beijing Olympic Games in the year ended December 31, 2008.

Net Revenues

Our net revenues increased by 38.1% to RMB 353.0 million in the year ended December 31, 2008 from RMB 255.5 million in the year ended December 31, 2007.

Operating Costs and Expenses

Our operating costs and expenses increased by 433.5% to RMB 236.1 million in the year ended December 31, 2008 from RMB 44.3 million in the year ended December 31, 2007.

Cost of revenues. Our cost of revenues increased by 574.7% to RMB 203.4 million in the year ended December 31, 2008 from RMB 30.1 million in year ended December 31, 2007. This significant increase was primarily due to the inclusion of the guaranteed media fees of RMB 163.2 million in the cost of revenues in the year ended December 31, 2008 as a result of our using the gross method of reporting for the revenues generated from the newly secured CCTV Channel 4 programs. Under our agreements with Guang Er Gao Zhi FTP, we are committed to pay a fixed amount of media fees of RMB 163.2 million for the CCTV Channel 4 programs that we secured through those agreements. The increase of our cost of revenues was to a lesser extent due to the increase of the compensation paid to our employees as a result of our workforce expansion in 2008.

Sales and marketing expenses. Our sales and marketing expenses increased by 46.5% to RMB 8.2 million in the year ended December 31, 2008 from RMB 5.6 million in the year ended December 31, 2007. This increase was primarily due to the increase in the average compensation per employee paid to our sales personnel as well as the increase in marketing expenses as the number of our customers expanded.

General and administrative expenses. Our general and administrative expenses increased by 187.9% to RMB 24.5 million in the year ended December 31, 2008 from RMB 8.5 million in the year ended December 31, 2007. This increase was primarily due to (i) the provision for doubtful accounts of RMB 4.3 million, (ii) the increase in the compensation paid to our expanded administrative personnel of RMB 5.4 million, and (iii) the increase of our professional service costs in connection with the preparation of our initial public offering in 2008 of RMB 2.3 million.

Operating Income

As a result of the foregoing, our operating income decreased by 44.7% to RMB 116.9 million in the year ended December 31, 2008 from RMB 211.3 million in the year ended December 31, 2007. Our operating margin was 33.1% and 82.7% in the years ended December 31, 2008 and 2007, respectively.

Interest and Investment Income

Our interest and investment income increased by 40.2% to RMB 15.1 million in the year ended December 31, 2008 from RMB 10.8 million in the year ended December 31, 2007. This increase was attributable to the interest income generated from the proceeds of our initial public offering and the interest and investment income generated from the greater aggregate principal amount of short-term investment products that we purchased in this period.

Income Tax Expenses

Our income tax expenses increased by 89.6% to RMB 20.1 million in the year ended December 31, 2008 from RMB 10.6 million in the year ended December 31, 2007. This increase was mainly due to the imposition of withholding tax in 2008 on part of the earnings from UIAL under the New EIT Law and the expiration on January 1, 2008 of the enterprise income tax exemption that our primary operating subsidiary in China, Universal, had enjoyed in 2007.

Net Income

As a result of the foregoing, our net income decreased by 47.0% to RMB 110.4 million in the year ended December 31, 2008 from RMB 208.3 million in the year ended December 31, 2007. Our net margin was 31.3% and 81.5% in the years ended December 31, 2008 and 2007, respectively.

B.	Liquidity and Capital Resources

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash (used in)/ provided by operating activities	454,107	451,738	(349,550)	(51,209)
Net cash provided by/ (used in) investing activities	(278,394)	(262,494)	403,152	59,062
Net cash (used in)/ provided by financing activities	(547,453)	240,824	(111,335)	(16,311)
Effect of foreign currency exchange	(913)	(1,441)	(378)	(55)
Cash and cash equivalents at beginning of year	510,915	138,262	566,889	83,049
Cash and cash equivalents at end of year	138,262	566,889	508,778	74,536
Net (decrease)/ increase in cash and cash equivalents	(372,653)	428,627	(58,111)	(8,513)

Cash flow from operating activities

Our cash provided by or used in operating activities primarily consists of net income, as adjusted by depreciation expenses, share-based compensation expenses, investment income, exchange loss and changes in assets and liabilities, which include accounts receivable, prepaid expenses and other current assets, other non-current assets, accounts payable, customer advances, accrued expenses and other current liabilities, taxes payable and amounts due from, and due to, related parties.

Net cash used in the operating activities in the year ended December 31, 2009 was RMB 349.6 million (US$51.2 million), which was derived from net income of RMB 86.5 million (US$12.7 million), as adjusted primarily by adding back a decrease of RMB14.0 million (US$2.0 million) in accounts receivable and by deducting a decease of RMB 279.6 million (US$41.0 million) in accounts payable, a decrease of RMB 88.0 million (US$12.9 million) in amount due to related parties, a decrease of RMB 54.8 million (US$8.0 million) in customer advancement and an increase of RMB 29.4 million (US$4.3 million) in prepaid expenses and other current assets. The decrease in accounts receivable resulted from the successful collections of fees from a small number of advertising clients. The significant decrease of accounts payable reflected the fact that we made significant amounts of payments to CCTV for advertising fees owed to CCTV for the past three years. The decrease in amount due to related parties resulted from our payments to Guang Er Gao Zhi FTP for advertising fee for the advertising time slots on CCTV programs we secured through Guang Er Gao Zhi FTP. The decrease in customer advances was mainly due to the fact that we did not obtain the advertising time slots for 2010 Chinese New Year Gala program and for certain programs on CCTV Channel 2 and 4 in 2010 and as a result, we did not receive any advances from our customers relating to such advertising time slots. The increase in prepaid expense and other current assets primarily resulted from the deposit we were required to make with CCTV in connection with the advertising time slots in 2010 for the Periodic China News Package on CCTV Channel 4 that we obtained.

Net cash provided by operating activities in the year ended December 31, 2008 was RMB 451.7 million, which was derived from net income of RMB 110.4 million, as adjusted primarily by adding back an increase of RMB 211.5 million in accounts payable, an increase of RMB 169.2 million in amount due to related parties and an increase of RMB 9.0 million in accrued expenses and other current liabilities. Net income was primarily reduced by a decrease of RMB 24.5 million in customer advances, an increase of RMB 14.0 million in prepaid expenses and other current assets and an increase of RMB 9.0 million in accounts receivable. The increase in accounts payable reflected the increase of our unpaid advertising fees to CCTV. The increase in amount due to related parties resulted mainly from our transactions with Guang Er Gao Zhi FTP regarding the newly added television programs. The significant increase of accrued expenses and other current liabilities reflected the increase in customer security deposits as the number of our customers significantly increased in 2008 and the increase in accruals for professional services fees and dividend withholding tax. The decrease in customer advances was mainly due to the absence of a customer’s one-off transaction to place prime time advertisement on CCTV in 2008, which occurred in 2007. The significant increase in prepaid expenses and other current assets reflected the increase of the deposits we made to CCTV in connection with our more active participation in the CCTV’s prime time advertising auction and bidding events, as well as the increase in deferred business tax arising from our unpaid media fees. The increase in accounts receivable resulted from our increased uncollected fees from a small number of advertising clients.

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

Cash flow from investing activities

Net cash provided by investing activities was RMB 403.2 million (US$59.1 million) in the year ended December 31, 2009. We redeemed short-term investment funds of RMB420.0 million (US$61.5 million) from Industrial and Commercial Bank of China to satisfy the payment obligations to CCTV with respect to historical unpaid media fees. We also received proceeds of RMB 6.6 million (US$1.0 million) from our short-term investment funds issued by domestic banks. We used RMB 23.5 million (US$3.4 million) to pay for certain fixed assets, which principally included the office premises we purchased from a related party in 2008.

Net cash used in investing activities was RMB 262.5 million in the year ended December 31, 2008. We used RMB 280.0 million in purchasing short-term investment funds offered by domestic banks and received RMB 9.2 million of proceeds from such investment. We purchased short-term investment funds to derive a higher return on our cash balance than we had previously earned from bank deposits. Short-term funds are offered by domestic banks that in turn invest in government bonds, central bank bills, corporate bonds or commercial paper. We also received RMB 15.0 million of proceeds from disposing of the long- term investments that we had held on behalf of UIAL’s shareholder and his immediate family, which we repaid to the shareholder’s immediate family.

Net cash used in investing activities was RMB 278.4 million in the year ended December 31, 2007, including RMB 280.0 million used in purchasing investment products provided by domestic banks, which was offset by RMB 1.9 million of proceeds from investment income.

Cash flow from financing activities

Net cash used in our financing activities was RMB 111.3 million (US$16.3 million) in the year ended December 31, 2009. We paid dividends of RMB 96.3 million (US$14.1 million) to our shareholders and we paid cash of RMB 15.0 million (US$2.2 million) to satisfy our payment obligation for a 30% equity interest in Universal we acquired from a related party in 2008.

Our net cash provided by financing activities was RMB 240.8 million in the year ended December 31, 2008, primarily consisting of RMB 287.7 million of proceeds we received from the issuance of ordinary shares in our initial public offering, which were primarily offset by RMB 29.2 million in dividends paid to our shareholders and RMB 15.0 million in repayment of the proceeds from disposing of the long-term investments that we had held on behalf of UIAL’s shareholder and his immediate family.

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

Our capital expenditures, consisting of purchase of property and equipment, were RMB 0.3 million, RMB 55.9 million and RMB 1.3 million (US$0.2 million) for the years ended December 31, 2007, 2008 and 2009, respectively. The increase in the capital expenditures in 2008 was mainly due to the purchase of our office premises that we previously leased in an amount of approximately RMB 52.6 million. We expect to incur capital expenditures of up to approximately RMB 35.0 million in 2010, which will be used primarily to purchase additional property and equipment for our advertisement production business.

We believe that our current cash and cash equivalents, which include the net proceeds from our initial public offering in August 2008, and anticipated cash flow from operations in the near future, will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, we have become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C.	Research and Development

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of any trends, uncertainties or events for the first quarter ended March 31, 2010, see “Item 8. Financial Information — B. Significant Changes.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.	Tabular Disclosure of Contractual Obligations

Operating lease commitments

We entered into certain leasing arrangements relating to the lease of our office premises. Rental expense under operating leases for the years ended December 31, 2007, 2008 and 2009 were RMB 4,140,498, RMB 3,553,469 and RMB 104,004, respectively.

As at December 31, 2009, we had commitments under non-cancellable operating leases to make minimum payments as follows:

Within 1 year	RMB 70,264
After 1 year but within 3 years	-
After 3 year but within 5 years	-
After 5 years	-
Total	RMB 70,264

Operating fixed or guaranteed payment contracts

i)
To secure exclusive access to some advertising time slots on CCTV, we sometimes enters into guaranteed minimum payment contracts with CCTV. Under these agreements, we have committed to procure certain time slots at a guaranteed minimum amount. As of December 31, 2007 and 2008, we had a guaranteed minimum payment of RMB 127.5 million and RMB 136.0 million to secure exclusive access to the 2008 and 2009 Chinese New Year Gala program with CCTV, respectively.

ii)
On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

iii)
As of December 31, 2009, we had agreed to pay RMB 96.5 million to obtain the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2010. As at December 31, 2009, we had paid RMB 39.1 million to CCTV as security deposit and advances.

Capital and other commitments

We did not have any significant capital and other commitments as of December 31, 2007 and 2008. We have the following significant capital and other commitments as of December 31, 2009:

(RMB, in thousands)
Contracted and scheduled for delivery in 2010:
Outstanding commitment to purchase a vehicle	2,500

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of August 20, 2010.

Name	Age	Position/ Title
Shengcheng Wang	56	Chairman and Chief Executive Officer
Julie Zhili Sun	42	Director and Vice President
Haiyan Xing	38	Director and Chief Administrative Officer
Kun Allen Chien	49	Independent Director
Jianmin Qu	62	Independent Director
Xingzhao Liu	48	Independent Director
Yong Chen	53	Independent Director
Eric Wang Lam Cheung	38	Chief Financial Officer
Shuo Cheng	33	Vice President
Xingyu Zhang	43	Vice President
Weitao Xu	35	Vice President

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

Ms. Julie Zhili Sun is our director and vice president in charge of corporate development and joined our company in March 2008. Ms. Sun was a director of investment banking at Polaris Securities (Hong Kong) Limited between 2005 and 2008, and an associate director of corporate finance at HSBC in 2004. Between 1997 and 2004, she was a senior associate at BNP Paribas Asia Limited. Ms. Sun received her master’s degree from the University of Houston and bachelor’s degree from Nanjing Normal University. Ms Sun is also an independent non-executive director of Yueshou Environmental Holdings Limited, a Hong Kong Stock Exchange-listed company.

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

Mr. Kun Allen Chien is an independent director of our company and was elected to the board in May 2009. Mr. Chien also serves at the chief financial officer of Besunyen Holdings Company Limited. Mr. Chien served as the chief financial officer of Xiwang Sugar Holdings Company Limited, a China-based glucose manufacturer listed on the Hong Kong Stock Exchange, in 2007 and 2008. Prior to 2007, Mr. Chien was an investment banker for 14 years, holding positions such as managing director and Asia Pacific regional head of transport and logistics in the investment banking division of HSBC, director at Salomon Smith Barney Hong Kong Limited and senior manager at BZW Asia Limited. Mr. Chien holds a master’s degree in Business Administration from the Richard Ivey Business School of the University of Western Ontario in Canada, a master of science degree in Mathematics from the University of Alberta in Canada and a bachelor of science degree in Mathematics from Fudan University in China.

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

Dr. Xingzhao Liu is an independent director of our company. Dr. Liu is currently a professor of the Shanghai Jiaotong University School of Electronic Information and Electrical Engineering. Dr. Liu received his doctorate degree in System Engineering from the University of Tokushima and his master and bachelor degrees in Electric Engineering from Harbin Institute of Technology.

Mr. Yong Chen is the editor-in-chief and director of Modern Advertising magazine. He is also the secretary general of the Interactive Internet Advertising Committee of China Advertising Association and a member of the International Advertising Association and the Academic Committee of China Advertising Association. Mr. Chen has more than ten years of experience in the media industry in China. Mr. Chen studied at Beijing Economic Management College and the postgraduate program of liberal arts management at Beijing University.

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

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2009, we paid aggregate cash compensation of RMB 13.2 million (US$1.9 million) to our directors and executive officers, respectively. For options granted to our officers and directors, see “—2008 Equity Incentive Plan.”

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

The options granted to each of our sales personnel are divided into category A and category B. Fifty percent of the category A options will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 50% of the category A options will vest over a four-year period based on the employee’s performance, with one-fourth of the options allocated to each year. This portion of the category A options only vests in proportion to such employee’s actual annual sales performance as a percentage of his or her annual sales target, but only if such percentage equals or exceeds 70%. If such employee’s sales performance is lower than 70% of his or her annual sales target, his or her performance- based options in category A for that year will automatically expire. The category B options will also vest over a four-year period in proportion to an employee’s sales performance as a percentage of his or her annual sales target, but only to the extent that such percentage exceeds 100%. The category B options that remain unvested each year will automatically expire.

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

The annual increase in the number of ordinary shares available for issuance was 14,327,500 shares in 2009 and 14,327,500 shares in 2010. As of the date of this annual report, an aggregate of 60,999,907 shares are available for future issuance under our 2008 equity incentive plan.

We will not grant any further options under the 2008 equity incentive plan if and when our ordinary shares are listed on SEHK and our 2010 share option scheme becomes effective. See “— 2010 Share Option Scheme.”

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this annual report, taking into account the modification described in the preceding paragraph, under the 2008 Equity Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options	Ordinary Shares Exercisable*	Exercise Price (US$/Share)	Grant Date	Expiration Date
Shengcheng Wang	7,190,287	3,440,287	0.0726	July 1, 2008	July 1, 2018
Julie Zhili Sun	3,595,144	1,720,144	0.0726	July 1, 2008	July 1, 2018
Haiyan Xing	599,191	286,691	0.0726	July 1, 2008	July 1, 2018
Eric Wang Lam Cheung	2,396,763	1,146,763	0.0726	July 1, 2008	July 1, 2018
Shuo Cheng	479,353	229,353	0.0726	July 1, 2008	July 1, 2018
Xinyu Zhang	599,191	286,691	0.0726	July 1, 2008	July 1, 2018
Weitao Xu	115,045	55,045	0.0726	July 1, 2008	July 1, 2018
Other employees and consultant as a group	2,680,119	1,176,119	0.0726	July 1, 2008	July 1, 2018
Total	17,655,093	8,341,093

* A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2010. The actual number of share options that can be vested on July 1, 2010 may be different from our estimate.

2010 Share Option Scheme

In July 2010, our shareholders’ meeting adopted a 2010 share option scheme, which will only become effective if and when our ordinary shares are listed on the SEHK. Once our 2010 share option scheme is effective, no further option will be granted under our 2008 equity incentive plan. The 2010 share option scheme will be valid for a term of ten years from the date of its effectiveness.

Our 2010 share option scheme will be subject to the administration of our board of directors, and the decision of the board will be final and binding on all parties. The board has the right to (i) interpret and construe the provisions of the scheme, (ii) determine who will be offered options under the scheme, and the number of shares and subscription price of the options, (iii) make such appropriate and equitable adjustments to the terms of options granted under the scheme as it deems necessary, and (iv) make such other decisions or determinations as it deems appropriate in relation to the grant of options and/or the administration of the scheme. The board’s interpretation must comply with the listing rules of the SEHK.

The subscription price of the options to be granted under the scheme shall be such price determined by the board at its absolute discretion and notified to the scheme participant in the offer but shall be no less than the highest of (i) the closing price of the shares as stated in the daily quotation sheets issued by the SEHK on the grant date; (ii) the average closing price of the shares as stated in the daily quotation sheets issued by the SEHK for the five business days immediately preceding the grant date; and (iii) the nominal value of a share on the date of the grant.

The total number of shares that can be issued upon exercise of all options to be granted under the 2010 share option scheme and other share option plans of our company shall not exceed 10% of the outstanding shares on the date of adopting the share option scheme. We may renew this limit at any time subject to prior shareholders’ approval. However, the limit as renewed shall not exceed 10% of the outstanding shares as of the date of the aforesaid shareholders’ approval.

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

Audit Committee

Our audit committee consists of Messrs. Kun Allen Chien, Yong Chen, Jianmin Qu and Xingzhao Liu. Mr. Kun Allen Chien has the accounting and financial management expertise required by the relevant rules of NYSE Arca, or the NYSE Arca Rules, or under the NYSE Listed Company Manual. All of our audit committee members satisfy the “independence” requirements of the Listed Company Manual. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Kun Allen Chien, Yong Chen, Jianmin Qu and Xingzhao Liu, all of whom satisfy the “independence” requirements of the NYSE Arca Rules or the NYSE Listed Company Manual, as the case may be. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Kun Allen Chien, Yong Chen, Jianmin Qu and Xingzhao Liu and governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

As of December 31, 2007, 2008 and 2009, we had 95, 130 and 143 full-time employees, respectively. The following table sets forth the number of our staff by area of business as of December 31, 2009:

	Number of employees	Percentage
Sales, marketing and customer services	72	50.3%
Production	27	18.9%
Strategy, media relationship and market research	11	7.7%
Management and administration	33	23.1%
Total number of employees	143	100.0%

We offer our employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As of December 31, 2009, over 90% of our employees held undergraduate or associate degrees.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2007, 2008 and 2009 was approximately RMB 0.6 million, RMB 1.4 million and RMB 2.5 million (US$ 0.4 million), respectively.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of August 20, 2010, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Shengcheng Wang(2)	503,440,287	(2)	69.9
Julie Zhili Sun	*		*
Haiyan Xing	*		*
Kun Allen Chien	—		—
Jianmin Qu	—		—
Xingzhao Liu	—		—
Yong Chen	—		—
Eric Wang Lam Cheung	*		*
Shuo Cheng	*		*
Weitao Xu	*		*
Xinyu Zhang	*		*
All Directors and Executive Officers as a group	507,164,974		70.1

Principal Shareholders:
Shengcheng Wang(2)	503,440,287	(2)	69.9
Columbia Wanger Asset Management, L.P.	56,529,360		7.9

*	Upon exercise of all share options exercisable within 60 days of August 20, 2010, would beneficially own less than 1% of our ordinary shares.
(1)
Percentage of beneficial ownership of each listed person is based on 716,375,000 ordinary shares outstanding as of August 20, 2010 as well as the estimated number of ordinary shares underlying share options exercisable by such person within 60 days of August 20, 2010. A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2010. The actual number of share options that can be vested on July 1, 2010 may be different from our estimate. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2008 Equity Incentive Plan.”

(2)
Consists of ordinary shares owned by Happy Indian Ocean Limited and Arctic Spring Limited and the estimated number of ordinary shares issuable upon on exercise of share options within 60 days of August 20, 2010 by Mr. Shengcheng Wang. Happy Indian Ocean Limited is the record holder of 400,000,000 of our ordinary shares. Arctic Spring Limited is the record holder of 100,000,000 of our ordinary shares. Mr. Shengcheng Wang has the right to vote in respect of the 400,000,000 ordinary shares owned by Happy Indian Ocean Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Happy Indian Ocean Limited and our company. Mr. Shengcheng Wang also has the right to vote in respect of the 100,000,000 ordinary shares owned by Arctic Spring Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Arctic Spring Limited and our company. Mr. Shengcheng Wang has no direct or indirect equity interests in either Happy Indian Ocean Limited or Arctic Spring Limited. Both Happy Indian Ocean Limited and Arctic Spring Limited are part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Wang and his family.

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

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP under which we obtained a right of first refusal with respect to any advertising time slots that Guang Er Gao Zhi FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years. Once Guang Er Gao Zhi FTP notifies us that it has obtained the advertising right to a specific television program, we are required to inform Guang Er Gao Zhi FTP within seven days of our receipt of such notice whether we choose to exercise our right of first refusal. If we decide to exercise our right of first refusal for specific programs, we and Guang Er Gao Zhi FTP will enter into a separate agency contract in connection with such programs. Under this arrangement, we have obtained the advertising rights to a number of programs on CCTV Channels 2 and 4 in 2008 and 2009.

In January 2008, we entered into a lease agreement with Guang Er Gao Zhi FTP for part of its office space at a rent of approximately RMB 1.9 million per year, for a term of ten years. In December 2008, we purchased all such office space from Guang Er Gao Zhi FTP at its fair market value as determined by an independent real estate valuation company. In January 2009, we entered into a lease agreement with a term of one year with Guang Er Gao Zhi FTP pursuant to which Guang Er Gao Zhi FTP leased from us part of our office space at a rent of RMB 493.4 thousand. In January 2010, the lease agreement is automatically renewed for an indefinite term unless and until terminated by either of the parties to the lease agreement.

Transactions with Mr. Zhiyi Wang

In January 2008, we entered into a lease with Mr. Zhiyi Wang, the father of our chairman and chief executive officer, with respect to an office space for a term of ten years at a rent of approximately RMB 1.9 million per year. In December 2008, we purchased such properties from Mr. Zhiyi Wang at their fair market value as determined by an independent real estate valuation company.

Under a custody arrangement, UIAL had held personal cash and investment funds on behalf of the shareholder of UIAL and his immediate family, in its own bank account. In February 2008, such arrangement was terminated and the account balance of approximately RMB 15.0 million was transferred back to the shareholder and his immediate family.

Asset Transfer Agreement between Mass Media and Universal

Under an asset transfer agreement between Mass Media and Universal, dated December 29, 2007, Mass Media transferred to Universal certain of its assets relating to the television advertising business for RMB 21.6 million, including fixed assets and copyrights to over 100 public service announcements Mass Media has produced. Mass Media also agreed to transfer the relevant trademarks used in the business to Universal when the Trademark Bureau approves the trademark applications. The remaining assets and liabilities of Mass Media, including liabilities owed to CCTV in an amount of RMB 368.2 million relating to advertising revenues generated for CCTV and the cash needed to settle those liabilities in an amount of RMB 370.8 million as of December 31, 2007, were retained by Mass Media. Effective from December 31, 2007, Mass Media is no longer part of our company and is not involved in our continued business operations.

In the year ended December 31, 2008, we provided advertising agency services to Mass Media’s clients under the three remaining contracts of Mass Media that had not been transferred to us, for which we charged a fee of RMB 2.0 million.

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

Since our initial public offering did not qualify as a qualified public offering (as defined above), on July 23, 2008, Happy Indian Ocean Limited and Arctic Spring Limited entered into an agreement to repurchase, at the original purchase price plus one month of interest at an annual rate of 8.0%, all of the series A preferred shares they previously sold to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments and Ever Kingdom Limited on June 24, 2008. This share repurchase was closed shortly prior to the closing of our initial public offering. In addition, Happy Indian Ocean Limited and Arctic Spring Limited converted all of the outstanding series A preferred shares into ordinary shares at a one-to one conversion ratio immediately prior to the completion of our initial public offering. The investor rights agreement entered into among us and our shareholders on June 24, 2008 was terminated upon the completion of our initial public offering.

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

In April 2008, Hasee Computer Co., Ltd., a customer of Universal, filed two lawsuits against Universal at the District Court of Futian, Shenzhen, alleging that some of its advertisements were not broadcast in accordance with its two contracts with Universal, petitioning to terminate the contracts and claiming total damages of approximately RMB 3.3 million. In the years ended December 31, 2006 and 2007, revenues contributed by Hasee Computer Co., Ltd. were approximately RMB 3.9 million, RMB 3.2 million, respectively, accounting for approximately 1.5% and 1.1% of our total revenues for the respective periods. We are disputing the claim and, in July 2008, we filed countersuits against this customer for its unpaid advertising fees and damages of approximately RMB 24.8 million under the two contracts as of June 30, 2008. The court hearings were held in July 2008 and May 2009. In June 2009, the court entered into an judgment ordering Hasee Computer Co., Ltd. to pay Universal the unpaid advertising fees and damages of approximately RMB 2.6 million and denied all other claims raised by Hasee Computer Co., Ltd. or us. We filed an appeal to a higher court in Shenzhen. In June 2010, we entered into a settlement agreement with Hasee Computer Co., Ltd. pursuant to which Hasee Computer Co., Ltd. shall pay Universal the unpaid advertising fees and damages of approximately RMB 2.6 million and purchase from Universal certain advertising slots on CCTV programs in 2011. We reversed the provision for relevant accounts receivable in August 2010 when we received such payment from Hasee Computer Co., Ltd.

In March 2010, Universal filed an action against Beijing Shidai Charm Advertising Company Limited, or Beijing Shidai Charm, at Tongzhou District Court, Beijing, for outstanding advertising fees in an amount of RMB 3.6 million and related interest of approximately RMB 0.5 million in connection with certain advertising time slots we sold to Beijing Shidai Charm on the 2008 Chinese New Year Gala program on CCTV. Beijing Shidai Charm disputed the jurisdiction of Tongzhou District Court on the case, which was dismissed by Tongzhou District Court in April 2010. Beijing Shidai Charm appealed to a higher court in Beijing on the dismissal and requested for transferring the case to Chaoyang District Court, Beijing. The higher court ruled in favor of Beijing Shidai Charm and transferred the case to Chaoyang District Court. This case is pending as of August 20, 2010.

In May 2010, Beijing Yida Charm Advertising Co., Ltd., or Beijing Yida Charm, an affiliate of Beijing Shidai Charm, filed an action against Universal at Haidian District Court, Beijing, alleging that Universal failed to pay them certain promotion and advertising services fee in an amount of RMB 3.6 million. Haidian District Court entered into a judgment in favor of Beijing Yida Charm. Universal has filed an appeal to a higher court in Beijing and this appeal is pending as of August 20, 2010.

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

In May 2010, our board of directors declared a special stock dividend of 71,637,500 additional ordinary shares of our company for the financial year ended December 31, 2009. The special dividend was approved by an ordinary resolution of the shareholders of the company at an extraordinary general on July 19, 2010. Each holder of our ordinary shares as of June 16, 2010, or the share record date, will be entitled to receive one additional ordinary share for every ten ordinary shares held as of the share record date. We have requested that the depositary make the special stock dividend available to the holders of our ADSs as of June 16, 2010, or the ADS record date. In the event we are listed on the SEHK on or prior to December 31, 2010, the special stock dividend will be payable, at the irrevocable election of each holder of our ADSs as of the ADS record date, in the form of our SEHK-listed ordinary shares in Hong Kong and each holder of our ADSs as of the ADS record date will be entitled to elect to receive three SEHK-listed ordinary shares for each ADS held as of the ADS record date. If such holder does not so elect to receive our SEHK-listed ordinary shares, it will be entitled to the net cash proceeds from the sale of such shares on the SEHK. In the event we are not listed on the SEHK on or prior to December 31, 2010, holders of our ADSs as of the ADS record date will be entitled to receive one ADS for every ten ADSs held as of the ADS record date notwithstanding any election previously made.

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

B.	Significant Changes

In the first quarter of 2010, our total net revenues were RMB 56.0 million (US$8.2 million), a decrease of 62.6% from the first quarter of 2009 and a decrease of 52.2% from the fourth quarter of 2009; our operating income was RMB 13.9 million (US$2.0 million), a decrease of 78.6% from the first quarter of 2009 and a decrease of 62.0 % from the fourth quarter of 2009; and our net income was RMB 10.1 million (US$1.5 million), a decrease of 83.0% from the first quarter of 2009 and a decrease of 68.4 % from the fourth quarter of 2009. In the same period, the net cash provided by operating activities was RMB 40.3 million (US$5.9 million), compared to net cash provided by operating activities of RMB 232.5 million in the first quarter of 2009 and net cash used in operating activities of RMB 171.9 million in the fourth quarter of 2009.

The decrease in our net revenues, operating income and net income in the first quarter of 2010 from one year earlier was primarily due to the fact that (i) we did not obtain the advertising right to the time slots on CCTV’s 2010 Chinese New Year Gala program as CCTV took the initiative to sell such time slots by itself and the sales of Chinese New Year Gala program traditionally constitute a significant portion of our revenue in the first quarter and (ii) the time slots on CCTV Channel 4 we obtained dropped significantly and so did our sales of such time slots.

The decrease in our net revenues, operating income and net income in the first quarter of 2010 from the fourth quarter of 2009 was primarily due to the fact that (i) we faced heightened competition in the first quarter of 2010, which negatively affected our net revenues; (ii) the fourth quarter is traditionally the peak season for the advertising industry in China; and (iii) the time slots on CCTV Channel 4 we obtained dropped significantly and so did our sales of such time slots.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing thirty of our ordinary shares, have been listed on NYSE Arca since August 4, 2008 under the symbol “CMM.”

On August 25, 2009, we transferred the listing of our ADSs from NYSE Arca to NYSE.

In 2008 (from August 4, 2008) and 2009, the trading price of our ADSs, on NYSE Arca or NYSE, as the case may be, ranged US$1.20 to US$6.85 and from US$1.40 to US$6.85 per ADS, respectively.

The following table provides the high and low trading prices for our ADSs on NYSE Arca or NYSE, as the case may be, for (1) each quarter in 2008 (from August 4, 2008) and 2009 and (2) each of the past six months.

	Share Price
	High	Low

Quarterly High and Low
Third Quarter 2008 (from August 4, 2008)	6.85	3.13
Fourth Quarter 2008	5.35	1.20
First Quarter 2009	2.93	1.40
Second Quarter 2009	6.85	1.78
Third Quarter 2009	6.00	3.20
Fourth Quarter 2009	4.71	2.40
First Quarter 2010	3.80	2.63
Second Quarter 2010	3.08	1.13
Monthly Highs and Lows
January 2010	3.80	2.63
February 2010	3.45	2.92
March 2010	3.80	2.65
April 2010	3.08	2.65
May 2010	2.76	1.86
June 2010	2.21	1.13
July 2010	2.68	1.52
August 2010 (through August 20)	3.12	2.29

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing thirty of our ordinary shares, have been listed on NYSE Arca since August 4, 2008 through August 24, 2009 under the symbol “CMM.” On August 25, 2009, we transferred the listing of our ADSs from NYSE Arca to NYSE and our ADSs have been listed on NYSE since then under the same symbol.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-152305), as amended. Our shareholders adopted our third amended and restated memorandum and articles of association by special resolutions passed on July 18, 2008. The third amended and restated memorandum and articles of association became effective on August 4, 2008. On December 10, 2009, our third amended and restated memorandum and articles of association was amended to increase our authorized share capital from US$1,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each to US$3,000,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.001 each. The third amended and restated memorandum and articles of association, as so amended, is our fourth amended and restated memorandum and articles of association. Other than the above, there is no other difference between our fourth and third amended and restated memorandum and articles of association.

Our shareholders conditionally adopted our fifth amended and restated memorandum and articles of association on July 19, 2010, which will become effective upon the listing of our ordinary shares on SEHK. We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below. Some material provisions of our fifth amended and restated memorandum and articles of association and of the Company Law are summarized as below.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Under our fifth amended and restated memorandum and articles of association, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our exclusive benefit until claimed, and we will not be deemed a trustee in respect of such dividend or be required to account for any money earned. All dividends unclaimed for six years after having been declared may be forfeited by our board of directors and will revert to us and after such forfeiture no shareholder or other person shall have any right to or claim in respect of such dividends.

Voting Rights

On a poll, each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by at least two shareholders of our company deposited at the principal office of our company in Hong Kong, or shareholders holding in the aggregate not less than one-tenth of the paid up capital of our company, or a recognized clearing house or its nominee which is a shareholder. Advance notice of at least 21 calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting calling for the passing of a special resolution. Any other extraordinary general meeting shall be called by not less than 14 calendar days’ notice.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than a three-fourths majority of the votes cast attaching to the ordinary shares cast in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our fifth amended and restated memorandum of articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under an employee share incentive scheme and upon which a transfer restriction subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•      the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•       in the case of a transfer to joint holders, the number of joint holders to whom the shares are to be transferred does not exceed four;

•	any fee related to the transfer has been paid to us;

•	the shares concerned are free of any lien in favor of us; and

•	the transfer to be registered is not to an infant or a person suffering from mental disorder

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and the Memorandum and Articles of Association of the company, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or by a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

The directors may, and shall on the requisition of shareholders holding at least one-tenth of the paid up capital of us carrying voting rights at general meetings, proceed to convene a general meeting of shareholders. If the directors do not within 21 calendar days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 calendar days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months from the date of deposit of the requisition. .

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

• increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

• consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

• sub-divide our existing shares, or any of them, into shares of a smaller amount; or

• cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled;

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

• an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

• an exempted company’s register of members is not open to inspection;

• an exempted company does not have to hold an annual general meeting;

• an exempted company may issue no par value, negotiable or bearer shares;

• an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

• an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

• an exempted company may register as a limited duration company; and

• an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Law applicable to us as compared with the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Under Part XVI of the Companies Law, one or more Cayman Islands companies and one or more non-Cayman Islands companies can now merge or consolidate, provided that the surviving or consolidated company is a Cayman Islands company.

As soon as a merger or consolidation becomes effective, among other things, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies, shall immediately vest in the surviving or consolidated company.

The Registrar of Companies of the Cayman Islands will strike off the register a constituent company that is not the surviving company in a merger or a constituent company that participates in a consolidation.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three- fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

• the statutory provisions as to the due majority vote have been met;

• the shareholders have been fairly represented at the meeting in question;

• the arrangement is such that a businessman would reasonably approve; and

• the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•    a company acts or proposes to act illegally or ultra vires;

•    the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•    those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors for all losses or liabilities incurred in their capacities in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted . This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Anti-takeover Provisions in the Fifth Amended and Restated Memorandum and Articles of Association

Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares subject to provisions of the fifth amended and restated memorandum and articles of association.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore owes the following duties to the company—a duty to act bona fide in the best interests of the company: a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our fifth amended and restated articles of association allow our shareholders holding not less than one-tenth of the paid up capital of the company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our fifth amended and restated memorandum and articles of association require us to hold a shareholders’ general meeting in each year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our fifth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our fifth amended and restated articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution or by ordinary resolution if it is unable to pay its debts when they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fifth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of 75% in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fifth amended and restated memorandum and articles of association may be amended by special resolution.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Our fifth amended and restated memorandum and articles of association authorizes our board of directors to issue any share with or attached preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the board of directors may determine. Subject to the Companies Law and to any special rights conferred on any shareholders or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the company or the holder thereof, liable to be redeemed.

The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

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

PRC Taxation

Foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains on the sale and other disposition of our ADSs or ordinary shares, if such income is sourced from within the PRC. Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in the British Virgin Islands, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. Moreover, even if we are classified as a PRC resident enterprise, it remains unclear whether the dividends payable by us, a Cayman Islands company, and gains on the sale and other disposition of our ADSs or ordinary shares will be regarded as income from sources within the PRC.

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

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE Arca or NYSE, as the case may be, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If, as a result of the new EIT law, PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, a U.S. Holder that is eligible for the benefit of the income tax treaty between the United States and the PRC might be able to elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

PFIC

We believe that we were a PFIC for the taxable year ending December 31, 2009 and it is possible that we may be a PFIC for the current taxable year. Our status for the current taxable year will be based in part on the average value of our assets as determined based on the price of the ADSs and our ordinary shares. Our actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until the close of the current taxable year ending December 31, 2010. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed and regularly traded on NYSE and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You may make a timely mark-to-market election with respect to our ADSs by filing IRS Form 8621 with your original or amended U.S. federal income tax return for the first taxable year in which we are a PFIC and you hold ADSs by the due date of the return (including extensions). U.S. Holders of ADSs or ordinary shares should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC generally may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you generally will be required to file IRS Form 8621 (or any other form specified by the U.S. Department of the Treasury) with your U.S. federal income tax return for the appropriate tax year.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Recent legislative developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include ADSs or ordinary shares) to report information relating to such assets, subject to certain exceptions. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of ADSs or ordinary shares.

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

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees paid by our ADS holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Services		Rate
•	Issuance of ADSs upon deposit of our ordianry shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued

•	Delivery of deposited securities against surrender of ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered

•	Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

•	Depositary services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

Our ADS holders, persons depositing our ordinary shares and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;
•
such registration fees as may from time to time be in effect for the registration of our ordinary shares or other deposited securities on the share register and applicable to transfers of our ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing our ordinary shares or the holders of our ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;
•
such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our ordinary shares, the deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

Fees and Payments from the Depositary to Us

From January 1, 2009 to December 31, 2009, we received from the depositary a reimbursement of US$14,817.96, for our expenses incurred in connection with the maintenance of the ADS program. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the maintenance of the ADSs program in the future. The amount of such reimbursements is subject to certain limits.

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

The net proceeds we received from our initial public offering have been allocated as follows:

•	approximately US$10.0 million to increase our sales, marketing and production capabilities;

•	approximately US$30.0 million to fund our potential acquisitions of complementary media businesses;and

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statement and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Controls

During 2009, we implemented a number of measures to strengthen our control over the drafting, approval and management of our business contracts. In addition, we adopted our internal control policies, developed comprehensive internal control policies and procedures and accounting policies manual, implemented controls to ensure that such policies and procedures be followed strictly and made other improvements as we deemed necessary to improve our internal control over financial reporting.

There were no other significant changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as described above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Kun Allen Chien, who is one of our independent directors under the applicable rules of the Securities and Exchange Commission and NYSE Arca or NYSE (as the case may be), is an audit committee financial expert within the meaning of the rules of the Securities and Exchange Commission. See “Item 6. Directors, Senior Management and Employees.”

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

	Year Ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	3,385,560	4,982,643	7,969,828	1,167,586
Audit-related fees(2)	–	6,021,224	–	–
Tax fees(3)	–	–	–	–
All other fees(4)	–	–	–	–

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice and other audit-related services for the years ended December 31, 2007, 2008 and 2009.

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

The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by our company. Pursuant to the audit committee charter adopted by the board of directors on July 18, 2008, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to pre-approve any audit and non-audit services, including tax services, to be provided by our independent auditors. In addition, the audit committee has the power to pre-approve the hiring of any employee or former employee of the independent auditors who was a member of our company’s audit team during the preceding two fiscal years, or the hiring of any employee or former employee of the independent auditors (within the preceding two fiscal years) for a senior position within our company, regardless of whether that person was a member of our company’s audit team.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See “Index to Combined Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Number		Description of Document
1.1	*	Third Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

1.2		Fifth Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

2.1	*	Specimen Certificate for Ordinary Shares

2.2	*	Form of Deposit Agreement, including form of American Depositary Receipts

2.3	*
Investor Rights Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

4.1	*	Form of 2008 Share Incentive Plan

4.2	*
Termination Agreement dated July 23, 2008, among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

4.3	*
English Translation of Non-Competition Agreement dated January 31, 2008, among Mr. Shengcheng Wang, Ms. Kun Zhang, Mr. Zhiyi Wang, Ms. Wenkai Zhang and Mass Media & Universal International Advertising Co., Ltd.

4.4	*	Form of Employment Agreement

4.5	*	English Translation of Equity Transfer Agreement between Universal International Advertising Limited and Shenzhen Guang Er Gao Zhi Co., Ltd.

4.6	*
English Translation of Framework Agreement dated December 20, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.7	*
English Translation of Advertising Agency Agreement dated January 22, 2008 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.8	*	English Translation of Advertising Agency Agreement on 2008 Chinese New Year Gala Program dated December 6, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.9	*	English Translation of Advertising Agency Agreement on Special Events dated December 12, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.10	*	English Translation of Form of Media Resource Purchase Agreement between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.11	*	English Translation of Form of Advertising Agency Agreement between Mass Media & Universal International Advertising Co., Ltd. and advertising clients

4.12	*
English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.13	*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Zhiyi Wang

4.14	*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Winner Wide Limited

4.15	*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and CTF Capital Ltd.

4.16	*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Goldcorn Development Limited

4.17	*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Jumbo Right Holdings Limited

4.18	*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and True Wise Investments Limited

4.19	*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Ever Kingdom Limited

4.20	*
Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.21	*
Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, True Wise Investments Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.22	*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Ever Kingdom Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.23	*	Preferred Share Conversion Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited and China Mass Media International Advertising Corp.

4.24		Form of 2010 Share Option Scheme

8.1		List of Subsidiaries of China Mass Media Corp.

11.1	*	Code of Business Conduct and Ethics of China Mass Media Corp.

12.1		CEO Certification pursuant to Rule 13a-14(a)

12.2		CFO Certification pursuant to Rule 13a-14(a)

13.1		CEO Certification pursuant to Rule 13a-14(b)

13.2		CFO Certification pursuant to Rule 13a-14(b)

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-152305) filed with the Securities and Exchange Commission, as declared effective on August 4, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mass Media Corp.

/s/ Shengcheng Wang
Name:	Shengcheng Wang
Title:	Chairman and Chief Executive Officer

Date: August 31, 2010

CHINA MASS MEDIA CORP.

INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mass Media Corp.:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of China Mass Media Corp. and its subsidiaries at December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China
August 31, 2010

CHINA MASS MEDIA CORP.

COMBINED BALANCE SHEETS

		December 31,
		2007	2008	2009	2009
	Notes	RMB	RMB	RMB	US$
					See Note 2 (v)
Assets
Current assets:
Cash and cash equivalents	2(c), 15	138,262,170	566,889,261	508,778,014	74,536,400
Short-term investments	2(d), 4, 15	220,000,000	500,000,000	80,000,000	11,720,066
Notes receivable		-	-	1,937,450	283,838
Accounts receivable, net	2(e), 3(c), 5	5,299,331	14,367,193	375,568	55,021
Prepaid expenses and other current assets	6	21,888,980	68,301,523	66,560,752	9,751,205
Deposit paid to a related party	17	-	1,000,000	-	-
Total current assets		385,450,481	1,150,557,977	657,651,784	96,346,530
Non-current assets:
Property and equipment, net	2(f), 7	2,453,044	57,261,208	55,464,401	8,125,581
Long-term investments	2(d), 4	15,638,800	-	-	-
Total non-current assets		18,091,844	57,261,208	55,464,401	8,125,581
Total Assets		403,542,325	1,207,819,185	713,116,185	104,472,111

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable		118,546,766	330,085,426	50,446,460	7,390,448
Customer advances	2(i)	99,885,671	75,422,483	20,657,147	3,026,289
Dividend payable		-	96,335,115	-	-
Accrued expenses and other current liabilities	8	4,754,154	13,765,090	17,776,049	2,604,206
Taxes payable	9(a)	14,434,229	51,958,677	20,519,899	3,006,182
Amount due to related parties	17	21,562,056	252,209,794	127,068,624	18,615,659
Payable to shareholder	17	15,644,646	-	-	-
Total current liabilities		274,827,522	819,776,585	236,468,179	34,642,784
Total Liabilities		274,827,522	819,776,585	236,468,179	34,642,784
Commitments and Contingencies	16	-	-	-	-
Shareholder’s equity:
Ordinary shares (US$0.001 par value; 900,000,000 shares authorized as of December 31, 2007 and 2008; 3,000,000,000 shares authorized as of December 31, 2009; 412,400,000 shares issued and outstanding as of December 31, 2007; 716,375,000 issued and outstanding as of December 31, 2008 and 2009)	11	2,812,149	4,893,500	4,893,500	716,902
Series A convertible preferred shares (US$0.001 par value; 100,000,000 shares authorized, 87,600,000 shares issued and outstanding as of December 31, 2007; none issued and outstanding as of December 31, 2008 and 2009)	11	597,343	-	-	-
Additional paid-in capital		46,700,503	330,214,330	332,354,066	48,690,146
Statutory reserves	13(b)	18,450,237	25,000,000	25,000,000	3,662,521
Retained earnings		60,154,571	27,934,770	114,400,440	16,759,758
Total Shareholder’s Equity		128,714,803	388,042,600	476,648,006	69,829,327
Total Liabilities and Shareholder’s Equity		403,542,325	1,207,819,185	713,116,185	104,472,111

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

COMBINED STATEMENTS OF OPERATIONS

		Year ended December 31,
		2007	2008	2009	2009
	Notes	RMB	RMB	RMB	US$
					See Note 2 (v)
Revenues:	2(h)
Advertising agency services		202,637,180	334,052,626	397,279,413	58,201,763
Special events services		15,990,464	-	-	-
Advertisement production and sponsorship services		60,018,223	34,934,895	30,304,634	4,439,654
Total revenues		278,645,867	368,987,521	427,584,047	62,641,417
Less: Business tax		(23,110,351)	(16,005,683)	(16,021,579)	(2,347,175)
Total net revenues		255,535,516	352,981,838	411,562,468	60,294,242
Operating costs and expenses:
Cost of revenues		(30,147,760)	(40,199,803)	(40,239,024)	(5,895,051)
Cost of revenues – media fees to a related party	17(c)	-	(163,200,000)	(230,000,000)	(33,695,190)
Sales and marketing expenses		(5,599,870)	(8,204,365)	(17,362,444)	(2,543,612)
General and administrative expenses		(8,504,520)	(24,486,814)	(33,193,760)	(4,862,913)
Total operating costs and expenses		(44,252,150)	(236,090,982)	(320,795,228)	(46,996,766)
Operating income		211,283,366	116,890,856	90,767,240	13,297,476
Interest and investment income		10,773,971	15,102,846	9,494,036	1,390,884
Other income / (expense), net		(3,128,447)	(1,441,420)	532,325	77,986
Income before tax	9(b)	218,928,890	130,552,282	100,793,601	14,766,346
Income tax expense	9(b)	(10,618,863)	(20,138,650)	(14,327,931)	(2,099,054)
Net income		208,310,027	110,413,632	86,465,670	12,667,292

Net income allocated to participating preferred shares		(36,495,917)	(9,751,329)	-	-
Net income available to ordinary shareholders		171,814,110	100,662,303	86,465,670	12,667,292

Earnings per ordinary share, basic and diluted	10	0.38	0.17	0.11	0.02
Earnings per ADS, basic	10	11.36	5.12	3.29	0.48
Earnings per ADS, diluted	10	11.36	5.12	3.28	0.48

Shares used in calculating earnings per ordinary share, basic	10	453,640,000	589,764,324	788,012,500	788,012,500
Shares used in calculating earnings per ordinary share, diluted	10	453,640,000	589,764,324	789,860,806	789,860,806
Shares used in calculating earnings per ADS, basic	10	15,121,333	19,658,811	26,267,083	26,267,083
Shares used in calculating earnings per ADS, diluted	10	15,121,333	19,658,811	26,328,694	26,328,694

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Series A
			Convertible		Additional			Total
	Share Capital		Preferred Shares		Paid-in	Statutory	Retained	Shareholder's
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	Equity
		RMB		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2007	412,400,000	2,812,149	87,600,000	597,343	70,656,669	13,920,037	49,317,427	137,303,625

Net income	-	-	-	-	-	-	208,310,027	208,310,027
Deemed related party contribution (Note 17)	-	-	-	-	1,977,497	-	-	1,977,497
Appropriation of earnings to statutory reserve (Note 13(b))	-	-	-	-	-	18,450,237	(18,450,237)	-
Dividends declared and paid (Note 12)	-	-	-	-	-	-	(177,390,728)	(177,390,728)
Distribution of Mass Media’s net assets to shareholder	-	-	-	-	(25,933,663)	(13,920,037)	(1,631,918)	(41,485,618)
Balance at December 31, 2007	412,400,000	2,812,149	87,600,000	597,343	46,700,503	18,450,237	60,154,571	128,714,803

Deemed distribution in connection with the Reorganization (Note 1(b))	-	-	-	-	(4,446,259)	-	(10,553,741)	(15,000,000)
Conversion of preferred shares (Note 11)	87,600,000	597,343	(87,600,000)	(597,343)	-	-	-	-
Issuance of ordinary shares upon initial public offering (“IPO”) (Note 1(a))	216,375,000	1,484,008	-	-	311,349,019	-	-	312,833,027
Issuance cost (Note 1(a))	-	-	-	-	(25,088,362)	-	-	(25,088,362)
Share-based compensation (Note 14)	-	-	-	-	1,699,429	-	-	1,699,429
Net income	-	-	-	-	-	-	110,413,632	110,413,632
Appropriation of earnings to statutory reserve (Note 13(b))	-	-	-	-	-	6,549,763	(6,549,763)	-
Dividends declared (Note 12)	-	-	-	-	-	-	(125,529,929)	(125,529,929)
Balance at December 31, 2008	716,375,000	4,893,500	-	-	330,214,330	25,000,000	27,934,770	388,042,600

Share-based compensation (Note 14)	-	-	-	-	2,139,736	-	-	2,139,736
Net income	-	-	-	-	-	-	86,465,670	86,465,670
Balance at December 31, 2009	716,375,000	4,893,500	-	-	332,354,066	25,000,000	114,400,440	476,648,006

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

COMBINED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2007	2008	2009	2009
		RMB	RMB	RMB	US$
	Notes				See Note 2 (v)
Cash flows from operating activities:
Net income		208,310,027	110,413,632	86,465,670	12,667,292
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation expense		1,202,418	1,045,357	3,074,157	450,367
Deemed related party contribution	17	1,977,497	-	-	-
Investment income		(2,040,583)	(9,772,000)	(5,994,921)	(878,261)
Exchange loss		-	1,440,592	363,439	53,244
Share-based compensation		-	1,699,429	2,139,736	313,473
Changes in assets and liabilities:
Notes receivable		-	-	(1,937,450)	(283,838)
Accounts receivable		(5,105,931)	(9,067,862)	13,991,625	2,049,785
Prepaid expense and other current assets		(4,093,197)	(13,963,074)	(29,448,793)	(4,314,272)
Amount due from a related party		-	(1,000,000)	1,000,000	146,501
Other non-current assets		1,930,830	-	-	-
Accounts payable		191,910,225	211,538,660	(279,638,966)	(40,967,340)
Customer advances		52,467,975	(24,463,189)	(54,765,336)	(8,023,167)
Accrued expenses and other current liabilities		(867,638)	9,010,938	4,010,959	587,608
Taxes payable		8,415,217	5,693,062	(857,216)	(125,583)
Amount due to related parties		-	169,162,446	(87,952,669)	(12,885,139)
Net cash (used in) / provided by operating activities		454,106,840	451,737,991	(349,549,765)	(51,209,330)

Cash flows from investing activities:
Net proceeds from redemption / (purchase of) short-term investments with terms of three months or less		(280,000,000)	(280,000,000)	420,000,000	61,530,348
Proceed from sale of long-term investments held on behalf of shareholder		-	15,037,390	-	-
Purchase of property and equipment		(255,257)	(6,685,021)	(23,451,242)	(3,435,626)
Proceeds from investment income		1,861,139	9,153,918	6,602,921	967,333
Net cash provided by / (used in) investing activities		(278,394,118)	(262,493,713)	403,151,679	59,062,055

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon IPO		-	287,744,663	-	-
Increase / (decrease) of investment held on behalf of shareholder	17(b)	766,967	(15,043,236)	-	-
Cash distributed in connection with the Reorganization	1(b)	(370,828,921)	-	(15,000,000)	(2,197,512)
Cash payment for fixed assets transferred in connection with the Reorganization		-	(2,683,208)	-	-
Dividends distributed	12	(177,390,728)	(29,194,814)	(96,335,115)	(14,113,174)
Net cash (used in) / provided by financing activities		(547,452,682)	240,823,405	(111,335,115)	(16,310,686)
Effect of exchange rate changes on cash and cash equivalents		(912,908)	(1,440,592)	(378,046)	(55,385)
Net (decrease) / increase in cash and cash equivalents		(372,652,868)	428,627,091	(58,111,247)	(8,513,346)
Cash and cash equivalents at beginning of the period		510,915,038	138,262,170	566,889,261	83,049,746
Cash and cash equivalents at end of the period		138,262,170	566,889,261	508,778,014	74,536,400

Cash paid for income taxes		6,804,045	8,669,897	16,201,167	2,373,484
Deemed related party contribution		1,977,497	-	-	-
Dividend declared but not paid	12	-	96,335,115	-	-
Purchase of property and equipment included in amounts due to related parties		-	51,000,000	-	-
Conversion of Series A convertible prefer shares into ordinary shares		-	597,343	-	-

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1	Organization, principle activities and reorganization

(a)	Organization and principle activities

China Mass Media Corp. (the “Company”), formerly known as China Mass Media International Advertising Corp. was incorporated under the laws of Cayman Islands in November 2007 as a company with limited liability. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company currently conducts all of its business through Universal International Advertising Co., Ltd. (“Universal”), an operating subsidiary in the People’s Republic of China (the “PRC” or “China”) established in August 2006.

The Company’s predecessor was Mass Media International Advertising Co., Ltd. (“Mass Media”), a PRC company established in October 2003. Both Universal and Mass Media are ultimately controlled by Mr. Shengcheng Wang and his immediate family members. Since the establishment of Universal, the business of Mass Media was gradually assumed by Universal (Please see details of the Reorganization set out in Note 1(b) below). The Company, its subsidiaries and Mass Media are collectively referred to as the “Group”.

The Group is principally engaged in advertising agency services, in which the Company purchases and sells advertising time slots on leading national television channels, including 5 channels of China Central Television (“CCTV”), to its customers to allow them to reach a large audience across China. The Group also provides sales and marketing services to CCTV for special sport events on an ad hoc basis and provides advertisement production and public service announcement sponsorship services to its customers.

On August 7, 2008, the Company completed its IPO on New York Stock Exchange ARCA (“NYSE Arca”) where 7,212,500 American Depositary Bank Shares (“ADSs”), representing 216,375,000 ordinary shares, were sold at a price US$6.80 per ADS (or US$0.23 per ordinary share). The net proceeds from the IPO after deducting commissions and IPO costs were approximately RMB287.7 million.

In January 2009, Universal International Advertising Limited (“UIAL”), subsidiary of the Company, established a subsidiary, Greatwall Film Production (Hong Kong) Limited, in Hong Kong for the purpose of securing potential film production related business opportunities outside PRC..

In August 2009, the Company transferred from NYSE Arca to New York Stock Exchange and retained its ticker symbol as CMM.

(b)	Reorganization

Prior to the consummation of the Reorganization, Universal was 70% owned by UIAL, a British Virgin Islands (“BVI”) company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”), a PRC domestic holding company owned by Mr. Shengcheng Wang’s immediate family members. In connection with IPO of the Company on NYSE Arca, the Group reorganized its corporate and shareholding structure (the “Reorganization”). In November 2007, the Company was established by Mr. Shengcheng Wang in the Cayman Islands in anticipation of a listing on New York Stock Exchange. Thereafter, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to the Company, and UIAL became a wholly owned subsidiary of the Company. In June 2008, UIAL agreed to complete the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB 15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This payment was recorded as a distribution to shareholder in 2008 and made in 2009.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

In addition, as part of the Reorganization, Universal entered into a series of agreements with Mass Media and its employees to ensure all the key business elements of Mass Media were assumed by Universal by December 30, 2007, including the transfer of substantially all equipment and copyrights for public service announcements of Mass Media in exchange for cash consideration of RMB 21,562,056. Since Mass Media and Universal are commonly controlled by Mr. Shengcheng Wang and his immediate family members, the transaction has been accounted for as a transaction between commonly controlled entities. Historical assets and liabilities and results of operations of Mass Media have been included in the historical combined financial statements of the Group for all the periods presented up to December 30, 2007. The consideration paid over carrying value of the transferred assets was RMB 19,107,567, and is part of the total cash consideration of RMB 21,562,056 that is included in the RMB 41,485,618 distribution to shareholders.

As a result of the aforementioned arrangement, effective from December 30, 2007, Mass Media was not part of the Group or involved in the business operations of the Group. The advertising agency businesses were assumed by Universal and Mass Media was excluded from the Group. Certain assets and liabilities remained in Mass Media as these assets and liabilities were not assumed by Universal. The exclusion of such assets and liabilities from the Group was accounted for as a distribution to shareholders. The fair values of these assets and liabilities that remained with Mass Media approximated their carrying values at December 30, 2007. Mass Media did not have any contingent liabilities and there was no contingent liability arising from the exclusion of Mass Media. The following were the assets and liabilities of Mass Media excluded from the combined financial statements of the Group as at December 30, 2007:

RMB
Cash and cash equivalents	370,828,921
Short-term investments	62,000,000
Amount due from Universal	21,562,056
Prepaid expenses and other assets (see note (i) below)	37,337,554
Property and equipment, net (see note (ii) below)	349,202
Long-term investments—Chinese government bond	1,057,567
Total assets	493,135,300
Accounts payable	368,153,491
Customer advances	1,861,564
Accrued expenses and other current liabilities (see note (iii) below)	20,437,893
Taxes payable (see note (iv) below)	61,196,734
Total liabilities	451,649,682
Shareholder’s equity	41,485,618
Total liabilities and shareholder’s equity	493,135,300

Notes:

(i)	Prepaid expenses and other assets

RMB
Bidding deposits to CCTV	1,700,000
Deferred business tax and related surcharges	29,040,279
Interest receivable from bank deposits	2,712,913
Prepaid rental fee refund receivable from Mr. Zhiyi Wang (see also note 18(d))	2,966,246
Others	918,116
Total	37,337,554

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(ii)	Property and equipment

RMB
Computers and electronic equipment	66,614
Office equipment	57,541
Office furniture	225,047
Total	349,202

(iii)	Accrued expenses and other liabilities

RMB
Accrued expenses	559,150
Statutory staff welfare fund	15,095,001
Accrued interest payable on late payment of income taxes	4,542,436
Other payables	241,306
Total	20,437,893

(iv)	Taxes payable

RMB
Business tax and related surcharges payable	29,920,729
Income tax payable	31,276,005
Total	61,196,734

2	Summary of Significant Accounting Policies

(a)	Basis of preparation and combination

The significant accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The combined financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization has been accounted for as a reorganization of businesses under common control in a manner similar to a pooling of interests. The entities that were under common control of Mr. Shengcheng Wang and his immediate family members but were managed separately from the Group were excluded from the Group. The accompanying combined statements of operations and combined statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the years presented. All significant intra-group transactions and balances have been eliminated on combination.

On this basis, the combined financial statements of the Group include the financial statements for the years ended December 31, 2007, 2008 and 2009 of the Company, its subsidiary companies and Mass Media except that the assets and liabilities retained by Mass Media were included up to December 30, 2007, the effective date of the Reorganization. No adjustments have been made to the statements of results of operations for periods prior to the completion of the Reorganization as a result of the exclusion of Mass Media from the Group on the date of the Reorganization. Subsequent to the completion of the Reorganization, the combined financial statements do not include the results of operations and cash flows of Mass Media.

Subsidiary companies are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(b)	Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reported periods. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s combined financial statements mainly include the estimation of amounts to be recognized as revenues, allowances for doubtful accounts, accounts payable, customer advances and taxes payable in relation to certain contracts with CCTV and a related party, share-based compensation expense, tax provision and economic useful lives of property and equipment.

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits with fixed rate of interest with a term of three months or less at banks.

(d)	Short and long-term investments

Short-term investments include investment funds with no fixed term or with terms less than one year. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholder’s equity. Realized gains or losses are charged to the combined statements of operations during the period in which the gain or loss is realized. The Group recognized RMB 1,960,289, RMB 9,772,000 and RMB 5,994,921 gains from the available-for-sale investments for the years ended December 31, 2007, 2008 and 2009 respectively. There was no material unrealized gain (loss) at the end of each reporting period presented.

Long-term investments include time deposits placed with a bank. The difference between the recorded cost and the fair value was not significant at the end of each reporting period presented.

The Group considers available evidence, including the duration and extent to which declines in fair value of the available-for-sale investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. If the decline is considered other than temporary, the unrealized loss is recorded as other expense in the combined statement of operations. For each period presented, the Company did not record any charges to write down investments.

(e)	Allowances for doubtful accounts

The Group provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowances for doubtful accounts charged to the statement of operations were nil, RMB 4,319,808 and RMB 2,187,830 for the years ended December 31, 2007, 2008 and 2009, respectively. Accounts receivable were stated net of such provisions.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(f)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

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

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. In accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605-25, “Revenue Recognition: Multiple-Element Arrangements”, revenue arrangements involving multiple deliverables are broken down into single element arrangements based on their relative fair value for revenue recognition purposes, when possible. When there is no objective and reliable evidence of the fair value of the undelivered items, the Group recognizes revenue of the elements delivered as a single unit of accounting.

The Group has adopted the net presentation for business tax (“BT”) and related surcharges pursuant to ASC 605-45, “Revenue Recognition: Principal Agent Considerations”, i.e., BT and related surcharges are excluded from the net revenues. BT and related surcharges are approximately 8% of the net amount between gross revenue received/receivable from the advertisers less media fee paid/payable to the media vendor.

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

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The Group contracts separately with its customers and the media suppliers and is responsible for the payments to the media suppliers and collections from the customers. In compliance with ASC 605-45, “Revenue Recognition: Principal Agent Considerations”, the Group assesses whether the Group or the media supplier is the primary obligor in these service contracts. The Group evaluates the terms of its customer agreements and gives appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of its earnings, ability to change the programs media supplier provides, discretion in supplier selection and credit risk to the vendor.

Since the first year operation, the Group has arranged its customers’ advertisements on the regular daily programs advertising time slots on CCTV-1 and CCTV-2 and annual Chinese New Year Gala program. The Group generally is not obligated to pay the media fees until it has sold the time slots to its customers. In these cases, the Group records the net amounts of gross billings to customers less media fees as revenues on the date of broadcast in accordance with the guidance in ASC 605-45 because the Group believes that the media supplier, not the Group, is the primary obligor and undertakes the majority of the risks and rewards in these arrangements.

In order to obtain exclusive access to the CCTV-4 news related programs advertising time slots, starting from 2008, the Group purchases those CCTV-4 advertising time slots for a fixed media cost and attempts to sell the time slots to its customers. The Group believes it undertakes the majority of the risks and rewards in these arrangements. Therefore, revenues are recognized at gross billings to customers in accordance with the guidance from ASC 605-45 on the date of broadcast of their advertisements. Cost of purchasing the advertising time slots from the media supplier is recorded to cost of revenues over the period the time slots are broadcast on a straight line basis. The revenues recognized at gross billing were approximately nil, RMB149.6 million and RMB164.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Special events services

On an ad hoc basis, the Group provides sales and marketing support services for special events to CCTV under general framework agreements. The fees for such services are determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Group generally receives a certain percentage of the total advertising revenues that CCTV Channels 1 and 2 earned from the special events; however, the Group does not receive the underlying information with which to estimate the compensation amount. As such, the Group recognizes revenues from such services when the Group receives statements from CCTV and when the settlement of the service fees is reasonably assured.

Production and sponsorship services

Revenues from production services are recognized in the period in which the advertisement is delivered to clients, provided that no additional performance obligations remain. Revenues from sponsorship services primarily include production and broadcast of public service announcements with sponsors’ brand names, as well as the announcements supplied by clients, in the public service announcements time slots that are allocated to the Group. The revenues from sponsorship for public service announcements are recognized ratably over the period in which the public service announcements are broadcast when all other revenue recognition criteria have been met.

(i)	Customer advances

From time to time, the Group receives advances from customers for the advertising agency service fees, advertisement production and sponsorship service fees and media fees to be paid to the media suppliers. These advances are usually refundable to the customers if the media suppliers are unable to deliver the broadcast services.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the combined statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the combined statements of operations.

(n)	Income taxes

The Group adopted ASC 740-10, “Income Taxes”. ASC 740-10 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. The Group does not have any significant uncertain tax positions and there was no effect on its financial condition or results of operations as a result of implementing ASC 740-10.

Under the Enterprise Income Tax Law (the “New EIT Law”) adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The BVI, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary will reduce the Group’s net income in accordance with ASC 740-30, “Income Taxes: Other Considerations or Special Areas”. It is the Company’s intention to permanently reinvest part of the earnings made by the Group’s PRC foreign-invested enterprise. Starting from January 1, 2008, the Group has accrued 10% withholding tax on those earnings from China operations that the Group have no intention to permanently reinvest.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(o)	Comprehensive income

The Group has adopted the provision of ASC 220, “Comprehensive Income”. ASC 220 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. ASC 220 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency transaction, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these combined financials statements.

(p)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short and long-term investments, accounts payable, accrued expenses and other current liabilities. As of December 31, 2007, 2008 and 2009, the carrying values of cash and cash equivalents, notes receivable, accounts receivable, short and long-term investments, accounts payable, accrued expenses and other current liabilities approximate their fair values.

(q)	Earnings per share

In accordance with ASC 260, “Earnings per Share”, the Group presents basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shareholders and other participating securities based on their respective participating rights. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

(r)	Segment reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

(s)	Share-based compensation

The Group has accounted for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation” for share-based payment transactions with employees. For service-based share options awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. For performance-based share options awards, share-based compensation cost is measured at the date that the performance goals and vesting schedule of these awards are determined by the board of directors. Share-based compensation costs are then recorded on a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period; an evaluation is made each quarter as to the likelihood of the performance criteria being met.

The Group has accounted for share-based compensation in accordance with ASC 505-50, “Equity: Equity-Based Payments to Non-Employees” for share-based payment transactions with consultants. For each quarter, share-based compensation cost is measured at reporting date based on the fair value of the award.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

The Group adopted ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amounts of the Group’s cash and cash equivalents, and short and long-term investments approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. The adoption of ASC 820 had no effect on the combined results of operations and financial condition.

(u)	Recently issued accounting standards

During 2009, the FASB issued changes relating to the authoritative hierarchy of GAAP. These changes establish the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP, effective for financial statements issued for interim and annual periods ending after September 15, 2009. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements of Financial Accounting Standards, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates ("ASU"). ASU will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which the new accounting guidance is referenced, the adoption of these changes had no material impact on the Group’s combined financial statements. References to accounting literature throughout this document have been updated to reflect the codification.

In June 2008, the FASB issued new requirements as codified in ASC 260-10, which specify that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends or dividend equivalents are considered participating securities and should be included in the computation of earnings per share (“EPS”) pursuant to the two-class method as defined in ASC 260-10. The new requirements of ASC 260-10 are effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior period EPS data presented must be adjusted retrospectively. The adoption of ASC 260-10 in 2009 did not have a material impact on the Group’s combined financial statements.

In April 2009, the FASB issued certain amendments as codified in ASC 820-10-65, “Fair Value Disclosures”. ASC 820-10-65 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active.  An entity is required to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The adoption did not have a material impact on the Group’s combined financial statements.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

In April 2009, the FASB issued certain amendments as codified in ASC 320-10, “Investments: Debt and Equity Securities”. These amendments (i) change previous guidance for determining whether an impairment is other than temporary to debt securities and (ii) replace the previous requirement that the entity’s management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The adoption did not have a material impact on the Group’s combined financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends ASC 820, “Fair Value Measurements”. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820 (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption did not have a material impact on the Group’s combined financial statements.

In September 2009, the FASB issued certain amendments as codified in ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements”. These amendments provide clarification on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. An entity is required to allocate revenue in an arrangement using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third-party evidence of selling price. These amendments also eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The amendments significantly expand the disclosure requirements for multiple-deliverable revenue arrangements. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Group is currently evaluating the impact of these amendments on the Group’s combined financial statements.

In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, “Subsequent Events”. ASC 855, which was originally issued by the FASB in May 2009, provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. As a result of ASU 2010-09, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements, either in originally issued financial statements or reissued financial statements. The Group has evaluated subsequent events in accordance with ASU 2010-09.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(v)	Convenience translation

Translations of amounts in the combined balance sheets and combined statements of operations and of cash flows as of and for the year ended December 31, 2009, from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of USD 1.00 = RMB 6.8259, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, or at any other rate.

3	Concentration and Risks

(a)	Ultimate media supplier

The Group’s business substantially depends on CCTV. The Group relies on its access to advertising time slots on CCTV, to broadcast the customers’ advertisements. Any unfavorable change of CCTV’s advertising model, any change that adversely affect CCTV’s marketing option or limitation on the Group’s access to desired television time slots could harm the effectiveness and attractiveness of the Group’s advertising services.

(b)	Major customers

A summary of the customers who accounted for 10% or more of the Group’s combined revenues is as follows:

	Year ended December 31,
Customers	2007	2008	2009
	RMB	RMB	RMB
Customer A	33,861,834	*	*
Customer B	28,173,600	*	*
Customer C	27,962,295	*	*

*	Revenues from this customer during the period presented were less than 10% of the Group’s combined revenues.

(c)	Credit risk

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

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

4	Short and Long-term Investments

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Short-term investments:
Investment funds - unlisted	220,000,000	500,000,000	80,000,000
Long-term investments:
Bank time deposits with original maturities more than one year	15,638,800	-	-

The fair value of above short and long-term investments approximately equal to their carrying value and the unrealized gains and losses were immaterial as of December 31, 2007, 2008 and 2009.

At December 31, 2009, the Group has invested RMB 80,000,000 (December 31, 2008, RMB 500,000,000; December 31, 2007, RMB 220,000,000) into certain investment funds issued by Industrial and Commercial Bank of China. These investment funds invest in highly rated government bonds, bank notes, financial bonds and inter-bank short-term financial instruments. The Group’s investment in these investment funds mature within three months.

5	Accounts Receivable, Net

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Accounts receivable, gross	5,299,331	18,687,001	6,883,206
Allowance for doubtful accounts	-	(4,319,808)	(6,507,638)
Accounts receivable, net	5,299,331	14,367,193	375,568

Generally, no credit is granted to customers and advances are to be paid by the customers before the broadcasts of the advertisements. In some cases of credits to be granted, special approvals are to be obtained from authorized person. The Group’s exposure to credit risks related to accounts receivable are disclosed in Note 3(c).

The movement of the allowance for doubtful accounts receivable for the years ended December 31, 2007, 2008 and 2009 are as below:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Beginning of the period	-	-	(4,319,808)
Additions	-	(4,319,808)	(4,035,920)
Recoveries	-	-	1,848,090
End of the period	-	(4,319,808)	(6,507,638)

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

6	Prepaid Expenses and Other Current Assets

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Bidding and agency deposits to CCTV	9,500,000	16,005,000	37,064,000
Deferred business tax and related surcharges	9,483,741	41,315,128	10,733,566
Prepayment for advertising time slots	-	-	8,623,096
Capitalized project cost	2,723,150	7,457,063	2,701,267
Advances to staff	81,930	1,687,876	3,760,306
Others	100,159	1,836,456	3,678,517
Total	21,888,980	68,301,523	66,560,752

7	Property and Equipment, Net

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Computers and electronic equipment	147,214	709,685	1,175,560
Office equipment	123,567	173,556	778,459
Office furniture	19,451	99,658	306,230
Vehicles	2,163,706	4,714,560	4,714,560
Office property (Note 17(b))	-	52,610,000	52,610,000
Total	2,453,938	58,307,459	59,584,809
Less: accumulated depreciation	(894)	(1,046,251)	(4,120,408)
Net book value	2,453,044	57,261,208	55,464,401

The depreciation expenses for property and equipment were RMB 1,202,418, RMB 1,045,357 and RMB 3,074,157 for the years ended December 31, 2007, 2008 and 2009, respectively.

On December 30, 2007, in connection with the Reorganization, Mass Media sold most of its property and equipment to Universal at their net book values. Certain equipment, with net book values of RMB 349,202 (cost of RMB 1,285,539 and accumulated depreciation of RMB 936,337) was retained by Mass Media and distributed to the shareholders as part of the Reorganization (see Note 1(b)).

8	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Deposits from customers	2,700,000	5,638,510	4,821,658
Accrued professional fees	1,500,000	2,928,152	5,214,163
Accrued production fees	181,930	1,686,583	1,845,577
Deferred income tax liabilities	-	2,263,171	2,955,794
Accrued payroll	372,224	424,642	1,954,314
Others	-	824,032	984,543
Total	4,754,154	13,765,090	17,776,049

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

9	Taxation

(a)	Taxes payable

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Income tax payable	-	9,175,580	6,609,723
Business tax and related surcharges payable	14,353,264	42,623,211	13,568,058
Other taxes payable	80,965	159,886	342,118
Total	14,434,229	51,958,677	20,519,899

(b)	Income tax

The Company was incorporated in Cayman Islands and only has operations in the PRC.

Components of income before income taxes are as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Income before taxes	218,928,890	130,552,282	100,793,601
Loss from non PRC operation	-	5,352,609	12,888,391
Income from the PRC operation	218,928,890	135,904,891	113,681,992
Income tax expenses applicable to the PRC operation	10,618,863	20,138,650	14,327,931
Effective tax rate for PRC operations	4.9%	14.8%	12.6%

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

China

Prior to January 1, 2008, pursuant to the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (“the previous income tax laws and rules”), the income taxes were generally assessed at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Under the previous income tax laws and rules, an enterprise established in the Shenzhen Special Economic Zone (“SZSEZ”) was entitled to a preferential tax rate of 15% for the income generated from operations within SZSEZ and the local income tax was exempted for both the operations within and outside of SZSEZ. In addition, such enterprises were further entitled to a one-year income tax exemption followed by two years of a 50% tax reduction when certain criteria could be met, commencing from the first cumulative profit-making year net of losses carried forward. Mass Media and Universal were both established in SZSEZ. The three-year tax holiday ended on December 31, 2006 for Mass Media and ended on December 31, 2009 for Universal. For the year ended December 31, 2007, operations of Mass Media in SZSEZ were subject to the preferential tax rate of 15%, and Universal was exempted from income taxes.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

On January 1, 2008, the New EIT Law, which unifies the statutory income tax rate of enterprises in China to 25%, became effective. In accordance with the New EIT Law, there is a transition period for enterprises, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transit to the new tax rate within five years after the effective date of the New EIT Law. During the transition period, the preferential tax rates for operations within SZSEZ are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. In addition, the tax holiday grandfathering provision allows enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Universal continues to enjoy a 50% tax reduction from the preferential tax rate if certain criteria can be met for the years ended December 31, 2008 and 2009. Thereafter, Universal’s tax rate will transit from the preferential rates to the new uniform tax rate of 25% from 2010 to 2012. Accordingly, the tax rates for Universal’s operations within SZSEZ are 9% and 10% for the years ended December 31, 2008 and 2009, respectively. The tax rates for Universal’s operations outside of SZSEZ are 12.5% for the years ended December 31, 2008 and 2009.

Under the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary reduced the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Accordingly, the Group accrued 10% withholding tax, amounted to RMB 5,398,047 and RMB 2,274,872 respectively, on net income attributable to UIAL, the foreign investor of Universal, which arose in 2008 and 2009 that will not be indefinitely reinvested. Unrecognized deferred tax liability related to undistributed earnings considered to be indefinitely reinvested was RMB 3,491,264 and RMB 9,116,114 as of December 31, 2008 and December 31, 2009, respectively. No withholding taxes were accrued for the profits accumulated up to December 31, 2007. There were no material deferred tax assets or liabilities other than those related to undistributed earnings that will not be indefinitely reinvested.

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Statutory income tax rate	33.0%	25.0%	25.0%
Effect of tax holiday	-26.6%	-12.5%	-12.5%
Effect of preferential tax rate for operations in SZSEZ	-1.9%	-1.7%	-1.3%
Effect of withholding income tax in relation to net income attributable to foreign investor of the PRC operation	-	4.0%	2.0%
Difference between enacted tax rate and current tax rate	-	-	-0.8%
Permanent book-tax differences	0.4%	-	0.2%
Effective tax rate	4.9%	14.8%	12.6%

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

The aggregate amount and per share effect of the benefit of the tax holiday are as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
The aggregate dollar effect	58,181,558	16,988,111	14,210,249
Per share effect, basic and diluted	0.12	0.03	0.02

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

Hong Kong

No provision has been made for Hong Kong profits tax as the Group did not earn any taxable income subject to Hong Kong profits tax for the periods presented.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

10	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share as retroactively adjusted for all periods presented for the 1 for 10 stock dividends declared by the Board on May 22, 2010:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Net income	208,310,027	110,413,632	86,465,670
Net income allocated to participating Series A convertible preferred shares	(36,495,917)	(9,751,329)	-
Net income available to ordinary shareholders	171,814,110	100,662,303	86,465,670
Numerator for computing earnings per ordinary share, basic and diluted	171,814,110	100,662,303	86,465,670
Numerator for computing earnings per preferred share, basic and diluted	36,495,917	9,751,329	-
Denominator:
Weighted average shares outstanding used in computing basic earnings per ordinary share	453,640,000	589,764,324	788,012,500
Effect of dilutive share options for ordinary shares	-	-	1,848,306
Weighted average shares used in computing diluted earnings per ordinary share	453,640,000	589,764,324	789,860,806
Weighted average preferred shares outstanding used in computing basic and diluted earnings per preferred share	96,360,000	57,131,476	-
Weighted average shares used in computing basic earnings per ADS	15,121,333	19,658,811	26,267,083
Effect of dilutive share options for ADS	-	-	61,611
Weighted average shares used in computing diluted earnings per ADS	15,121,333	19,658,811	26,328,694
Earnings per ordinary share, basic and diluted	0.38	0.17	0.11
Earnings per preferred share, basic and diluted	0.38	0.17	-
Earnings per ADS, basic	11.36	5.12	3.29
Earnings per ADS, diluted	11.36	5.12	3.28

For the years ended December 31, 2007, 2008 and 2009, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately nil, 40,637,000 and nil, respectively.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

11	Ordinary Shares and Series A Convertible Preferred Shares (“Preferred Shares”)

The Company was authorized to issue 900,000,000 ordinary shares and 100,000,000 preferred shares, at par value of US$0.001 per share. On November 13, 2007, the Group issued 1,000 ordinary shares to Mr. Shengcheng Wang, for cash consideration of US$0.001 (adjusted for the effect of the share split on July 18, 2008).

On March 6, 2008, the Company issued 99,000 ordinary shares for cash consideration of US$99 (adjusted for the effect of the share split on July 18, 2008) to companies controlled by Mr. Shengcheng Wang, the Company’s chairman and chief executive officer. Such issuance was accounted for in a manner similar to a share split.

On June 16, 2008, the Company issued 412,300,000 ordinary shares for cash consideration of US$412 (adjusted for the effect of the share split on July 18, 2008). After the issuance, the issued and outstanding ordinary shares of the Company have been increased to 412,400,000 (adjusted for the effect of the share split on July 18, 2008). At the same time, the Company issued 87,600,000 Preferred Shares (adjusted for the effect of the share split on July 18, 2008) to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of US$88. Both issuances were treated as stock splits.

Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into investment agreements with a group of third parties and sold the Preferred Shares at US$60 million.

When the existing shareholders sold the Preferred Shares, they granted additional rights to the group of third parties with no recourse back to the Company. None of the proceeds from the sale proceeds were received by the Company.

The Preferred Shares have been treated as a stock split because the purpose of the Preferred Shares issuance was to obtain wider distribution and to improve marketability of the Company’s equity, and that the issuance did not grant the existing shareholders controlled by Mr. Shengcheng Wang any additional ownership rights to the residual net assets of the Company they did not have previously.

On July 18, 2008, the Company issued 999 additional shares for every outstanding ordinary and Preferred Share. The share issuances were accounted for as a 1,000-for-one share split.

Accordingly, all shares and per share amounts in the accompanying combined financial statements have been revised on a retroactive basis to reflect the effect of the issuances on March 6, 2008, June 16, 2008, and July 18, 2008.

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

On December 10, 2009, at the Company’s annual general meeting of shareholders, shareholders approved the increase of the Company’s authorized share capital to US$3,000,000 divided into 3,000,000,000 shares of a par value of US$0.001 each.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

12	Dividends

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Ordinary dividend declared and paid
Ordinary dividend declared and paid attributable to earnings from the period	88,355,415	-	-
Ordinary dividend declared and paid attributable to earnings from the previous periods	89,035,313	29,194,814	-
Subtotal	177,390,728	29,194,814	-
Ordinary dividend declared but unpaid
Ordinary dividend declared but unpaid at December 31, 2008 (paid in 2009) attributable to earnings from the period	-	28,213,880	-
Ordinary dividend declared but unpaid at December 31, 2008 (paid in 2009) attributable to earnings from the previous periods	-	68,121,235	-
Subtotal	-	96,335,115	-
Total cash dividend declared during the period	177,390,728	125,529,929	-
Distribution of Mass Media’s net assets to shareholder	41,485,618	-	-
Total	218,876,346	125,529,929	-
Dividends declared per ordinary share	0.40	0.19	-

13	Mainland China Contribution Plan and Profit Appropriation

(a)	China contribution plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government mandated multi-employer defined contribution plan. The Group is required to make contributions to the Chinese government based on certain percentages of the employees’ salaries. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The total contribution for such employee benefits were not material for the periods presented.

(b)	Statutory reserves

Universal and Mass Media are required to make appropriations to reserves, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the Board of Directors. Statutory surplus reserve and discretionary surplus reserve are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. The Group had appropriated RMB 18,450,237, RMB 6,549,763 and nil to the statutory surplus reserve for the years ended December 31, 2007, 2008 and 2009 following the first year of operation for Universal in accordance with the PRC GAAP.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

14	Share-based Compensation

On July 1, 2008, the Company adopted an equity incentive plan (the “2008 Equity Incentive Plan”). The 2008 Equity Incentive Plan provided for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of ordinary shares that may be issued under the plan is 50,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 2% of the outstanding ordinary shares on the first day of a fiscal year or such lesser amount as determined by the board of directors. The maximum term of any issued stock right is 10 years from the grant date. In 2008, the Company granted 42,891,000 options to its directors, senior executive officers and employees to acquire ordinary shares of the Company. These options have an exercise price of US$0.685 per share, vesting period of 4 years and a contractual life of 10 years from the date of grant. On December 31, 2009, the Company granted 1,516,750 options to its directors, senior executive officers and employees to acquire ordinary shares of the Company. These options have an exercise price of US$0.0726 per share, vesting period of 6 months and a contractual life of 10 years from the date of grant.

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

Of all the options granted to each person other than the sales personnel, 70% will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 30% of the options will vest over a four-year period subject to the company’s performance, with one-fourth of the options allocated to each year. This portion of the options will vest in proportion to the Group’s actual revenues as a percentage of the Group’s annual target, but only if such percentage equals or exceeds 70%. If the Group’s revenues are lower than 70% of the annual target, the performance-based options for that year will automatically expire.

For those awards with performance conditions, an evaluation is made each quarter as to the likelihood of performance criteria being met. Compensation expenses are then adjusted to reflect the number of shares expected to vest to date.

On February 21, 2009, the Company’s board of directors resolved to offer to the holders of stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of the Company reported on NYSE Arca in the last 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of stock options accepted the offer by February 27, 2009. As a result of this modification, a total of RMB 1.8 million (US$0.3 million) additional share-based compensation expense will be amortized over the remaining vesting period of 3 years and 4 months since March 1, 2009.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

No options were granted in 2007 and the option activities for the years ended December 31, 2008 and 2009 are as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Balance at January 1, 2008	—		—	—		—
Granted on July 1, 2008	42,891,000	US$	0.685	6.25 years
Forfeited	(2,254,000)	US$	0.685	6.25 years
Balance at December 31, 2008	40,637,000	US$	0.685	5.75 years		—
Modifications	(25,813,625)
Granted on December 31, 2009	1,516,750	US$	0.0726	6.25 years
Forfeited	(912,916)	US$	0.0726	5.75 years
Balance at December 31, 2009	15,427,209	US$	0.0726	4.75 years	RMB	1,580,100
Vested and expected to vest at December 31, 2009	14,882,362	US$	0.0726	4.75 years	RMB	1,524,293
Exercisable at December 31, 2009	4,401,584	US$	0.0726	4.75 years	RMB	450,825

There was no option exercisable at December 31, 2008 because the earliest vesting date for the option granted is July 1, 2009.

The aggregate intrinsic value of options outstanding, options vested and expected to vest, and option exercisable as of December 31, 2008 was all nil because the market value of the Company’s shares as of the last trading day in 2008 was below the exercise price of the options outstanding.

Valuation of Stock Options

The fair value of options granted under the 2008 Equity Incentive Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2009
Expected term (in years)	6.25	4.75
Expected volatility	50%	60%
Risk-free interest rate	3.49%	2.53%
Expected dividend yield	6%	6.73%

The expected term represents the weighted average period of time that share-based awards granted are expected to be outstanding.

The expected volatility of 50% in 2008 was based on the average volatility of several comparable U.S. listed companies in the advertising industry. Since the Company did not have a trading history at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The expected volatility of 60% in 2009 was estimated based on historical volatility.

Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards. The Company anticipates to distribute 20-30% of its annual earnings as cash dividends in the foreseeable future.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Compensation Costs

For the years ended December 31, 2008 and 2009, the Company recognized share-based compensation expenses in the Company’s combined statement of operations for the share options granted to directors and employees in accordance with ASC 718 and for the share options granted to consultants in accordance with ASC 505-50. The total compensation costs have been recognized on a straight line basis over the requisite service period for each separately vesting portion of the award.

	Year ended December 31,
	2008	2009
	RMB	RMB
Cost of revenues	33,757	432,876
Sales and marketing	221,166	516,512
General and administrative	1,444,506	1,190,348
Total	1,699,429	2,139,736

As of December 31, 2009, there were RMB 2.3 million (December 31, 2008: RMB 4.4 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 2.5 years (December 31, 2008: 3.5 years). When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

15	Fair Value Measurements

Effective January 1, 2009, the Group adopted ASC 820. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Inputs are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs are defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Inputs are defined as unobservable inputs for the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with ASC 820, the Group measures its cash equivalents and investment funds at fair value. The Group’s cash equivalents and investment funds are classified within Level 2. This is because its cash equivalents and investment funds are valued using the estimated value of cash equivalents and investment funds when realized provided by the banks, discounted using estimated risk-free interest rate.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at reporting date using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	40,000,000	—	40,000,000	—
Short term investments:
Investment funds	80,000,000	—	80,000,000	—
	120,000,000	—	120,000,000	—

	Fair value measurement at reporting date using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	438,349,411	—	438,349,411	—
Short term investments:
Investment funds	500,000,000	—	500,000,000	—
	938,349,411	—	938,349,411	—

	Fair value measurement at reporting date using
	December 31, 2007	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short term investments:
Investment funds	220,000,000	—	220,000,000	—
Long term investments:
Bank time deposits with original maturities more than one year	15,638,800	—	15,638,800	—
	235,638,800	—	235,638,800	—

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

16	Commitments and Contingencies

(a)	Operating lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the years ended December 31, 2007, 2008 and 2009 were RMB 4,140,498, RMB 3,553,469 and RMB 104,004, respectively.

As at December 31, 2007, 2008 and 2009, the Group has commitments under non-cancellable operating leases to make minimum payments as follows:

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Within 1 year	3,753,240	70,264	70,264
After 1 year but within 5 years	15,012,960	-	-
After 5 years	18,766,200	-	-
Total	37,532,400	70,264	70,264

(b)	Operating fixed or guaranteed payment contract

i)
To secure exclusive access to some advertising time slots on CCTV, the Group sometimes enters into guaranteed minimum payment contracts with CCTV. Under these agreements, the Group has committed to procure certain time slots at a guaranteed minimum amount. As of December 31, 2007 and 2008, the Group had a guaranteed minimum payment of RMB 127,500,000 and RMB 136,000,000 to secure exclusive access to the 2008 and 2009 Chinese New Year Gala program with CCTV respectively.

ii)
On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

iii)
As of December 31, 2009, the Group had agreed to pay RMB 96.5 million to purchase the related advertising time slots of the CCTV-4 News at Periodic China News package in 2010. As at December 31, 2009, the Group had paid RMB 39.1 million of RMB 96.5 million to CCTV as security deposit and advances.

(c)	Capital and other commitments

The Group did not have any significant capital and other commitments as of December 31, 2007 and 2008.  The Group has the following significant capital and other commitments as of December 31, 2009:

RMB
Contracted and scheduled for delivery in 2010:
Outstanding commitment to purchase of a vehicle	2,500,000

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(d)	Legal contingencies

On April 16, 2008, Universal received a subpoena from the Shenzhen Municipal Futian District Court (“Court”) to appear as the defendant of a commercial legal dispute. Hasee Computer Co., Ltd. (“Hasee Computer”), a customer of Universal, complained to the Court alleging that some of the advertisements it had contracted with Universal to be broadcast in February 2008 were not broadcast. Hasee Computer applied to the Court to cancel the one year advertising contracts signed with Universal starting from March 15, 2008 and demanded compensation of RMB 3,328,654. The Group believes that Universal did not violate any terms of the corresponding advertising contracts, and no missing advertisements were noted in the broadcasting report issued by a research company authorized by CCTV. The Group continued to broadcast the advertisements according to the contracts until June 30, 2008.

Universal filed countersuits against Hasee Computer for its unpaid advertising fees and damages of approximately RMB 24.8 million under the contracts as of June 30, 2008.

The Group has not recognized any revenue from this customer since April 1, 2008. As of June 30, 2008, the outstanding receivable and deposit balance from Hasee Computer was RMB 4.8 million and RMB 2.3 million, respectively. The unsecured receivable balance of RMB 2.5 million was fully reserved as of June 30, 2008.

In June 2009, the Court ordered Hasee Computer to pay Universal approximately RMB 2.6 million for the unpaid advertising service fees and damages. The Court denied all other claims raised by Hasee Computer and Universal. Universal has filed an appeal to a higher court in Shenzhen. Upon filing the appeal, the Court’s initial ruling was suspended.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

17	Related Party Transactions

(a)	The table below sets forth the major related parties and their relationships with the Group:

Related party’s name	Relationship with the Group

Mr. Zhiyi Wang	Father of Mr. Shengcheng Wang, controlling shareholder of the Group before reorganization

Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”)	Shareholder of Mass Media (51%), under the control of Mr. Shengcheng Wang’s parents

Beijing Guang Er Gao Zhi Media Advertising Co., Ltd. (“Beijing Guang Er Gao Zhi”)	Under the control of Mr. Shengcheng Wang’s parents

Guang Er Gao Zhi Film and Television Production Co., Ltd. (“Guang Er Gao Zhi FTP”)	50% controlled by Beijing Guang Er Gao Zhi

Beijing Mass Media Web Media Co., Ltd. (“Beijing Mass Media Web Media”)	Under the control of Mr. Shengcheng Wang’s parents

Mass Media International Advertising Co., Ltd. (Mass Media)	Predecessor of Universal, which was excluded from the Group, effective from December 30, 2007

(b)           Details of significant related party transactions are as follows during the periods presented:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Continuing related party transactions:
Lease office premise to Guang Er Gao Zhi FTP	-	-	493,440
Discontinuing related party transactions:
Lease office premise from Mr. Zhiyi Wang	1,977,497	1,735,646	-
Lease office premise from Guang Er Gao Zhi FTP *	1,977,497	1,704,824	-
Purchase of equipment and public service announcement film inventory from Mass Media (Note 1(b))	21,562,056	-	-
Purchase of advertising time slots from Guang Er Gao Zhi FTP	-	211,506,020	296,559,920
Provision of advertising services to Guang Er Gao Zhi FTP	-	3,786,800	-
Film production and advertising services to Mass Media	-	2,025,772	-
Purchase of remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi	-	15,000,000	-
Purchase of office property from Mr. Zhiyi Wang	-	24,020,000	-
Purchase of office property from Guang Er Gao Zhi FTP	-	26,980,000	-
*
Guang Er Gao Zhi FTP allowed the Group to use its office space at no charge before December 31, 2007. The Group recorded the rent expense for the space used at market price and treated it as contribution from related party. The group recorded the related contribution of RMB 1,977,497 as additional paid-in capital for the year ended December 31, 2007.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

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

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash and cash equivalent	5,846	-	-
Long-term investments	15,638,800	-	-
Total	15,644,646	-	-
Payable to Mr. Shengcheng Wang	15,644,646	-	-

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Movement of shareholder's cash and investment accounts / payable to shareholder, excluding effect of foreign currency exchange	766,967	(15,043,236)	-

According to the Reorganization agreement, starting from January 1, 2008, Mass Media ceased all its advertising and film production operations. However, there were three advertisement production and sponsorship service contracts outstanding to be completed as at December 31, 2007, and the customers declined to sign another set of agreements with Universal as those projects were close to completion. In order to deliver uncompleted services, Mass Media engaged Universal as a service contractor and paid the net income earned from these service contracts, amounted to RMB 2,025,772, to Universal as advertisement production and sponsorship service fees.

In June 2008, UIAL agreed to complete the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB 15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This amount was recorded as a distribution to shareholder.

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

On January 22, 2008, Universal entered into an exclusive advertising service agency contract with Guang Er Gao Zhi FTP to secure exclusive access to some advertising time slots that Guang Er Gao Zhi FTP obtained from CCTV Channel 2 and Channel 4 and paid a guarantee deposit of RMB 1,000,000 to Guang Er Gao Zhi FTP. For the year ended December 31, 2008, the purchase of advertising time slots on CCTV Channel 2 and Channel 4 from Guang Er Gao Zhi FTP was RMB 48,306,020 and RMB163,200,000, respectively. For the year ended December 31, 2009, the purchase of advertising time slots on CCTV Channel 2 and Channel 4 from Guang Er Gao Zhi FTP was RMB 66,559,920 and RMB 230,000,000, respectively.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(d)           Details of amount due from/to related parties were as follows:

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Due from Guang Er Gao Zhi FTP	-	1,000,000	-
Due to Mass Media (Note 1(b))	21,562,056	18,878,848	18,878,848
Accounts payable to Guang Er Gao Zhi FTP	-	194,544,236	108,189,776
Due to Mr. Zhiyi Wang	-	23,505,994	-
Due to Mr. Shengcheng Wang	15,644,646	280,716	-
Due to Shenzhen Guang Er Gao Zhi Co., Ltd.	-	15,000,000	-

As part of the Reorganization, Mass Media was no longer part of the Group, effective from December 30, 2007. The remaining balance of prepaid rental expenses had been distributed to the shareholders (see Note 1(b)).

The balances due from/to related parties are unsecured, non-interest bearing and have no fixed terms of payment.

18	Subsequent Events

(a)          Stock Dividend

On May 22, 2010, the Board declared the distribution of a dividend in form of issuing new fully paid ordinary shares (“New Shares”) at the rate of one New Share for every 10 existing issued ordinary shares held by any shareholder whose name appear on the register of members of the Company at the close of business on June 16, 2010. The New Shares so issued rank pari passu in all respect with the existing issued ordinary shares. As a condition for the distribution of such stock dividend, the New Shares will be registered in the Hong Kong Share Registrar and traded on the Stock Exchange.

The number of options and exercise price of all options issued and outstanding has been adjusted to prevent dilution caused by this stock dividend to holders of stock options as approved by the Board of Directors.

In accordance with the guidance in ASC 260-10-55-12, “Earnings Per Share”, the Group has retroactively adjusted basic and diluted earnings per share for all periods presented to reflect this stock dividend.

(b)         Litigation with Hasee Computer (Note 16(d))

In July 2010, Universal signed a settlement agreement with Hasee Computer where Hasee Computer agreed to pay Universal the unpaid advertising fees and damages of approximately RMB2.6 million and commit to place two months order of advertisements in 2011. This settlement agreement was subsequently approved by the Court on July 8, 2010. The Group reversed the related provision of doubtful debt when it received the payment in August 2010.

CHINA MASS MEDIA CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (CONTINUED)

(c)         Litigations with Charm Communications Inc. ("Charm").

In March 2010, Universal initiated an action against a customer, Beijing Shidai Charm Advertising Co., Ltd. (“Shidai Charm”), a subsidiary of Charm, for outstanding advertising agent fees of RMB 3.6 million and interest of RMB 0.5 million based on a supplemental agreement dated June 30, 2009. This case is pending as of August 20, 2010.

In May 2010, Beijing Yida Charm Advertising Co., Ltd. (“Yida Charm”), another subsidiary of Charm, filed an action against Universal, alleging that Universal failed to pay them certain promotion and advertising services fee in an amount of RMB 3.6 million based on a supplemental agreement also dated June 30, 2009. In June 2010, Universal received a court ruling in favour of Yida Charm’s claim. Universal has filed an appeal to a higher court in Beijing and this appeal is pending as of August 20, 2010.

These two cases with Charm are related. Based on the Company's assessments on status of these litigations and discussions with its PRC counsel, the Company does not expect that the litigations with Charm will have any significant financial impact on the Company.

19	Additional Information—Condensed Financial Statements of the Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009, RMB 75,109,995 of the Group’s combined net assets was not available for distribution, representing approximately 15.8% of the Group’s combined net asset value. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings.