Form 20-F/A
period 2009-12-31
China Mass Media Corp.
filed 2010-09-28
CIK 1439229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
AMENDMENT NO. 1

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
Yes ☐ No ☐

EXPLANATORY NOTE

This Form 20-F/A of China Mass Media Corp. (the "Company") is being filed solely to amend Exhibits 12.1, 12.2, 13.1 and 13.2 to the Company's annual report on Form 20-F for the year ended December 31, 2009, which were originally filed with the Securities and Exchange Commission on August 31, 2010. This Form 20-F/A includes the executed certifications contained in these exhibits.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mass Media Corp.

/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer

Date: September 27, 2010

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.