Form 20-F
period 2010-12-31
China Mass Media Corp.
filed 2011-06-29
CIK 1439229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
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

Ms. Julie Zhili Sun, Chief Financial Officer
Tel: (8610) 8809-1099
Email: juliesun@chinammia.com
Fax: (8610) 8809-1088
6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value US$0.001 per share American depositary shares, each representing 30 ordinary shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading but only in connection with the listing on the New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the
Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2010:
788,332,360 ordinary shares, par value US$0.001 per share

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
Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☐
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
Yes  ☐ No  ☐

Table of Contents

Part I

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 30 ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A preferred shares” are to our convertible series A preferred shares, par value US$0.001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share; and “US$,” “$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to China Mass Media Corp., or CMM, Universal International Advertising Limited, or UIAL, Mass Media and Universal International Advertising Co., Ltd., or Universal, and, up to December 31, 2007, Mass Media International Advertising Co., Ltd., or Mass Media.

Unless otherwise indicated, all share and per share information in this annual report gives effect to (i) the 1,000-for-one share split of our ordinary shares and series A preferred shares effected in the form of a grant of bonus shares on July 17, 2008, and (ii) the distribution of stock dividend in January 2011, under which our shareholders received one additional ordinary share for every ten ordinary shares they held at the time of distribution.

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010, and consolidated balance sheet data as of December 31, 2008, 2009 and 2010.

We completed the initial public offering of 7,212,500 ADSs, each representing 30 ordinary shares, on August 7, 2008. On August 4, 2008, we listed our ADSs on NYSE Arca under the symbol “CMM.” On August 25, 2009 we transferred the listing of our ADSs from NYSE Arca to the New York Stock Exchange, or the NYSE.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our expectations regarding demand for our services;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, expenses, profits, earnings and other estimated financial information;

•	our plan to obtain additional advertising time slots from China Central Television, or CCTV, regional television networks and TV series;

•	expected changes in CCTV’s advertising policies or practices;

•	competition in the PRC advertising market;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising market;

•	the recent global financial crisis and economic downturn; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors.”

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

A.         Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected combined statements of operations data for the years ended December 31, 2006 and 2007 and selected combined balance sheet data as of December 31, 2006 and 2007 have been derived from our audited combined financial statements not included in this annual report. These combined and consolidated financial data have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm.

The selected combined and consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

The basic and diluted earnings per share data for all periods presented below have been adjusted for the one-for-ten stock dividend distribution.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except for per share data)
Selected Combined/Consolidated Statement of Operations Data
Revenues:
Advertising agency services	245,200	202,637	334,053	397,279	222,298	33,682
Special events services	-	15,991	-	-	-	-
Production and sponsorship services	10,487	60,018	34,935	30,305	34,152	5,174
Total revenues	255,687	278,646	368,988	427,584	256,450	38,856
Less: business tax	(20,472)	(23,110)	(16,006)	(16,022)	(13,047)	(1,977)
Total net revenues	235,215	255,536	352,982	411,562	243,403	36,879
Operating costs and expenses:
Cost of revenues	(26,734)	(30,148)	(40,200)	(40,239)	(127,654)	(19,341)
Cost of revenues – media fees to a related party	-	-	(163,200)	(230,000)	-	-
Sales and marketing expenses	(7,038)	(5,600)	(8,204)	(17,362)	(16,994)	(2,575)
General and administrative expenses	(5,631)	(8,505)	(24,487)	(33,194)	(35,832)	(5,429)
Total operating costs and expenses	(39,403)	(44,253)	(236,091)	(320,795)	(180,480)	(27,345)
Operating income	195,812	211,283	116,891	90,767	62,923	9,534
Interest and investment income	3,434	10,774	15,103	9,494	5,257	796
Other income (expenses), net	(1,560)	(3,128)	(1,441)	533	(6,765)	(1,025)
Income before tax	197,686	218,929	130,553	100,794	61,415	9,305
Income tax expense	(28,271)	(10,619)	(20,139)	(14,328)	(21,522)	(3,261)
Net income	169,415	208,310	110,414	86,466	39,893	6,044
Net income allocated to participating preferred shares	(29,682)	(36,496)	(9,752)	-	-	-
Net income available to ordinary shareholders	139,733	171,814	100,662	86,466	39,893	6,044
Earnings per ordinary share, basic and diluted	0.31	0.38	0.17	0.11	0.05	0.01
Earnings per ADS, basic	9.24	11.36	5.12	3.29	1.52	0.23
Earnings per ADS, diluted	9.24	11.36	5.12	3.28	1.52	0.23
Dividends declared per share	0.32	0.40	0.19	-	-	-
Shares used in calculating earnings per ordinary share, basic	453,640	453,640	589,764	788,013	787,182	787,182
Shares used in calculating earnings per ordinary share, dilute	453,640	453,640	589,764	789,861	788,662	788,662
Shares used in calculating earnings per ADS, basic	15,121	15,121	19,659	26,267	26,239	26,239
Shares used in calculating earnings per ADS, diluted	15,121	15,121	19,659	26,329	26,289	26,289

	As of December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Combined/Consolidated Balance Sheet Data
Cash and cash equivalents	510,915	138,262	566,889	508,778	544,428	82,489
Total current assets	547,443	385,450	1,150,558	657,652	753,106	114,107
Total non-current assets	26,546	18,092	57,261	55,464	58,603	8,879
Total assets	573,989	403,542	1,207,819	713,116	811,708	122,986
Total current liabilities	436,685	274,827	819,777	236,468	303,086	45,922
Total liabilities	436,685	274,827	819,777	236,468	303,086	45,922
Total shareholder’s equity	137,304	128,715	388,042	476,648	508,622	77,064
Total liabilities and shareholder’s equity	573,989	403,542	1,207,819	713,116	811,708	122,986

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate as of December 30, 2010 as set forth in H.10 statistical release of the Federal Reserve Board, which was RMB6.6000 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 24, 2011, the exchange rate as published by the Federal Reserve Board was RMB6.4737 to US$1.00.

The following table sets forth information regarding the noon buying rate in Renminbi per U.S. dollar for the periods indicated.

	Exchange Rate (1)
Period	Period End	Average (2)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9079	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 24, 2011)	6.4737	6.4757	6.483	6.4628

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

CCTV is the main television network from which we currently obtain advertising time. We place our advertising clients’ advertisements on CCTV, the largest television network in China, which offers 24 public channels in China and around the world. According to China Radio & TV Yearbook, CCTV had the largest market share in China in terms of total television advertising revenues. We believe CCTV is generally perceived as the most influential and reputable television medium by the public in China, due to its central government sponsorship, extensive network coverage and long broadcasting history in China. As such, advertisers often regard CCTV as the television advertising platform from which they can gain the maximum exposure and recognition for their products or services in China. We believe our access to a substantial number of advertising time slots on five channels of CCTV, particularly during certain popular television programs, enhances our service offerings. CCTV uses third-party advertising agencies, such as our company, to sell a significant portion of its advertising time slots to advertisers, while selling the remaining portion of its advertising time slots directly by itself or through auctions. Since 2009, CCTV has begun to sell more of its advertising time slots by itself or through auctions under a new initiative. For example, CCTV ceased to grant us the advertising right to the 2010 Chinese New Year Gala program, and instead it sold the advertising time slots for that program by itself, which had a material adverse effect on our results of operations in the first half of 2010. As CCTV continues the practice of selling its advertising time slots through auctions, we may lose the advertising time slots for other programs on CCTV that we currently have and we may face increased competition in obtaining the desired advertising time slots in auctions. As a result, we may lose our advertising clients and our business, which could materially and adversely affect our financial condition and results of operations.

An unfavorable change in CCTV’s market position could materially and adversely affect us. CCTV is owned by PRC central government, and its dominant position in China’s television advertising market is derived primarily from its status as one of the central government’s key channels for communicating with the general public. As a result, CCTV enjoys certain favorable governmental support that is not available to other television networks. For example, the central government mandates that CCTV’s Channel 1, on which we have a substantial number of advertising time slots, be broadcast by all regional television networks in China, which makes this channel particularly attractive to advertisers who want to achieve nationwide exposure. Nevertheless, CCTV faces increasing competition from regional television networks that strive to offer more attractive television programs to compete with CCTV for television audiences. If CCTV fails to compete successfully against these regional television networks, it may lose its market share. Any changes that could potentially erode CCTV’s dominant market position, such as relaxation of media control by the government or inadequate response to competition from other networks by CCTV, could in turn reduce the attractiveness of our advertising offerings.

CCTV has considerable bargaining power over us. Consistent with industry practice in China, the pricing and payment terms of our advertising contracts with CCTV are typically negotiated annually, including the contracts that have terms of more than one year. Given CCTV’s dominant position in China’s television advertising market, our negotiating power with CCTV is limited. From time to time we enter into contracts with CCTV and commit ourselves to a minimum amount of advertising revenues with respect to certain advertising time slots provided to us. Under all such contracts, we are required to pay the agreed-upon minimum amounts to CCTV even if we do not successfully procure advertisers for the time slots.  If we fail to procure sufficient advertising clients for the secured time slots or receive total amounts that are lower than what we have committed ourselves to deliver, we will be required to cover the differences ourselves. As a result, our financial condition and results of operations could be adversely affected. In addition, CCTV adopted a new payment term in 2010 for advertising time slots we obtained through auctions, under which we were required to pay a fixed amount of the annual media fee in advance as deposit with the remaining fee being payable in 12 monthly payments throughout the year. Such payment term will have a significant impact on our cash flow.

We rely on access to advertising time slots during a limited number of television programs to place our clients’ advertisements and the desirability of the advertising time slots we obtain depends on the popularity of the relevant television programs and other factors that are difficult to predict.

We rely significantly on our rights to advertising time slots on a limited number of television programs, including Television Guides and the programs under our Daytime Advertising Package and the Periodic China News Package, all of which are broadcast on CCTV. We also obtained advertising rights to a number of additional programs on CCTV-E and CCTV-F, which became available to us in 2008. In addition, we successfully bid for the advertising rights to the Periodic China News Package on CCTV 4 in 2010 through auctions. Although we occasionally procure advertising time slots on other programs on CCTV, we substantially rely on the regular daily television programs we have obtained from CCTV to place advertisements for clients and generate revenues. We do not have control over the availability or scheduling of these programs. If any of such programs are rescheduled to times that are less attractive to our clients or if any of such programs are shortened or canceled by CCTV and we cannot obtain alternative media resources, we would face difficulty in marketing our services and our revenues may decline. For example, our contract with CCTV in respect of Guang Er Gao Zhi program will not be renewed after its expiry on June 30, 2011. This type of change to the advertising time slots currently available to us may cause a decrease in our revenues from advertising agency services in future periods.

In addition, the value of television advertising time slots depends primarily on the popularity, ratings and demographics of the viewership of the programs to which such advertising time slots are attached. Therefore, the perceived effectiveness and desirability of our services to a certain extent depends on the acceptance by the public of the television programs to which our advertising time slots are attached, which is difficult to predict.

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

CCTV-E and CCTV-F have a relatively short history and limited viewership in China, and the rating information for these two channels is not available. As a result, the utilization rate of the advertising time obtained by us in these two channels has been very low. We generated revenue of RMB nil, RMB5.7 million and RMB0.4 million from the advertising time on such two channels in 2008, 2009 and 2010, respectively. We cannot assure you that the popularity of these two channels will grow and the demand for advertising time for these two channels will increase in the future.

Our ability to adjust our advertisement costs is limited and any substantial increase in the prices charged by CCTV for the advertising time slots available to us may reduce our revenues and profitability.

In negotiating with our advertising clients, we price the advertising time slots for most daily television programs based on a number of factors, including market demand for such advertising time slots, target audience, the ratings and quality of the relevant television programs and prices charged by our competitors. We also refer to the rate cards published by CCTV for its advertising time slots. For Daytime Advertising Package and Television Guide, we typically negotiate the pricing terms with CCTV in respect to the advertising time slots of such daily television programs available to us on an annual basis. In such contracts, we and CCTV agree on the prices that we will pay to CCTV for these time slots, which are generally lower than the published rate card prices. We typically retain the difference between the prices we charge to our advertising clients and the prices we pay to CCTV as our commission. CCTV usually increases the prices charged to us and the prices on its published rate cards every year. We are typically able to pass on such price increases to our advertising clients. However, there were occasions where we did not successfully pass those price increases to our advertising clients and our total revenues and net income were adversely affected as a result.

Due to its dominant market position, CCTV enjoys much greater bargaining power over price increases than we do and our ability to control such advertisement costs is limited. If CCTV substantially raises the prices charged to us for the advertising time slots available to us and we are unable to pass on such costs to our advertising clients, our revenues would decrease and our profitability may decline. For example, CCTV increased the media fees for Channel 4 programs by approximately 40.9% in 2009, which has negatively affected our operating income from these programs. As a further example, we renewed our agreement with CCTV on the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2011 and if we cannot pass on the cost of the media fees to our customers, we will sustain a loss on that program. From time to time, we enter into contracts with CCTV and commit ourselves to a minimum amount of advertising revenues with respect to certain advertising time slots provided to us. Under all such contracts, we will be required to pay the agreed-upon minimum amounts to CCTV even if we do not successfully procure advertisers for the time slots. If we fail to procure sufficient advertising clients for the time slots provided to us or receive total amounts lower than what we had committed to deliver, we may be required to cover the difference ourselves. As a result, our financial condition and results of operations could be adversely affected.

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

The advertising industry is highly competitive and fragmented in China. As an increasing number of companies enter the industry, competition continues to intensify. Our direct competitors are other national or regional advertising or marketing services providers that offer television airtime to advertisers, primarily including SinoMedia Holding Limited, AVIC Culture Co., Ltd. and Charm Communication Corp. We compete with other television advertising agencies for the limited time slots available on CCTV or other television networks on the basis of sales and marketing capabilities, operating track record and service quality. In particular, some of our advertising clients are other advertising agencies who could become our competitors seeking the same limited media resources. Since 2009, CCTV has begun a new initiative to sell more of its advertising time slots either by itself or through auctions. As CCTV continues to sell its advertising time slots through auctions, we are facing more intense competition in obtaining desired advertising time slots from CCTV. We also compete with other television advertising agencies for advertisers’ spending on the basis of desirability of time slots offered, television network coverage, service quality, reputation, pricing and relationships with television networks.

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

Advertising clients periodically review and change their advertising or marketing models and strategies and the advertising service contracts with clients are generally entered into on a short-term and non-exclusive basis, and if we fail to adapt quickly to such changes, we may be unable to attract advertisers and increase the demand for our services, and therefore be unable to maintain or increase our revenues and profits.

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

We experienced significant fluctuation in revenue and net income in the past.

We recorded total revenues of RMB369.0 million, RMB427.6 million and RMB256.5 million for the years ended December 31, 2008, 2009 and 2010, respectively, and net income of RMB110.4 million in 2008, RMB86.5 million in 2009 and RMB39.9 million in 2010. The increase in revenues from 2008 to 2009 was mainly due to the increase in the selling price of media resources as a result of the increase in media cost of advertising time slots obtained from CCTV. The substantial decrease in revenues from 2009 to 2010 was mainly due to our company ceasing to be the exclusive advertising agent of the Chinese New Year Gala program of CCTV, reduction of investment in advertising time on CCTV-4 related programs, and decrease in sales of advertising time slots as a result of intense price competition. Our profitability was affected accordingly. Similarly, our revenues and net income could continue to fall in future periods due to competition and other factors.

Our media resources portfolio varies from year to year due to program cancellations and other events and circumstances which may lead to significant uncertainty and volatility to our revenues.

Our business substantially depends on CCTV. Any significant decreases in our CCTV advertising time slot resources as a result of our failure to renew or extend our existing contracts with CCTV could materially and adversely affect the effectiveness and attractiveness of our advertising offerings. As our existing contracts expire, we may be unable to renew or extend the terms of contracts for desirable advertising time slots on desirable CCTV channels or at favorable price levels, if at all. For example, we may terminate our contract with CCTV for the advertising time on CCTV-E and CCTV-F, the Spanish and French channels, which became available to us in 2008. If we terminate our contract for CCTV-E and CCTV-F, our total advertising time for the second half of 2011 will significantly decrease. Moreover, starting from 2011, the media time slot we obtained from CCTV on CCTV-4 has been reduced from 90 seconds to 60 seconds. As a result, our financial condition and results of operations could be materially and adversely affected. Furthermore, we were unable to renew our contract with CCTV in respect of the Chinese New Year Gala program in 2009 because of a change of business strategy of CCTV. Our total revenues and net income in 2010 was adversely affected as a result. The Periodic China News Package on CCTV-4 will be made available at the non-prime time advertising auction event in 2012. There is no assurance that we can obtain the exclusive advertising rights of the Periodic China News Package in such auction event.

Moreover, we purposely reduced our investment in advertising time on CCTV-2 and CCTV-4 related programs in 2010 which led to decrease in revenues for the same year while the impact to net income was positive. Our contract with CCTV in respect of the Guang Er Gao Zhi program will also not be renewed after its expiry on June 30, 2011, as we understand that program is being cancelled. It is expected our financial results will be adversely affected as a result. For each of the years ended December 31, 2008, 2009 and 2010, revenues from our advertising production and sponsorship service in relation to the Guang Er Gao Zhi program and Chinese New Year Gala program, collectively, amounted to RMB71.4 million, RMB68.7 million and RMB12.2 million, respectively.

Our mixed portfolio of media resources varies from year to year and is expected to continue to vary according to different factors, including market conditions in the future. As a result, our results of operations may vary from year to year and may fluctuate significantly in the future.

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

As of May 31, 2011, Mr. Shengcheng Wang, our chairman and chief executive officer, beneficially owned approximately 71.8% of our outstanding ordinary shares. Accordingly, he has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang also has the power to prevent or cause a change in control. In addition, without the consent of Mr. Wang, we could be prevented from entering into transactions that could be beneficial to us. Mr. Wang may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who hold our ADSs.

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

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. As of December 31, 2010, we had 52 employees directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among our sales personnel, and we cannot assure you that our current sales personnel will remain effective or loyal to us. We face intense competition for experienced sales personnel both from our direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow. We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause our revenues to materially decrease.

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

Capital requirements are difficult to plan in this rapidly changing industry. We expect that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, prepayment of up to 30% of the media fee to CCTV under the auction arrangement, working capital and capital expenditures, for the foreseeable future. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources.

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

Governmental proceedings may harm our reputation and may divert significant amounts of our management’s time and other resources. It may be difficult and expensive to defend against such proceedings. We may not be able to defend such claims, and if we fail to do so we would have to bear the costs of all such actions as well as any fines imposed on us. In addition, some of our existing contracts with our advertising clients do not provide us with any indemnity from our clients for claims relating to advertising content. As a result of the foregoing, any governmental proceedings brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

We are using the brand name “Guang Er Gao Zhi” in Chinese characters in our company logo. We may not be able to adequately protect “Guang Er Gao Zhi” brand name and logo, which would have an adverse effect on our operations.

We believe market recognition of the “Guang Er Gao Zhi (广而告之)” brand has contributed significantly to the success of our business. “Guang Er Gao Zhi” means “to spread the message far and wide”. We have registered our logo “广而告之MMIA” with the State Trademark Bureau in the PRC for use in publishing, advertising and entertainment services, including radio and television program production.

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

We operate in an industry that places a premium on creative abilities and artistic talents. Many of our work products resulting from our creative activities are the subject of intellectual property rights, on which our business relies to stay competitive in the marketplace. We rely on a combination of copyright, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights. Nevertheless, these provide only limited protection and policing unauthorized use of proprietary information can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC and a newly enacted PRC tax law could adversely affect our overall results of operations.

The PRC government has provided various tax incentives to our subsidiary in China. These incentives include income tax exemption and reduced enterprise income tax rates. For example, under the PRC enterprise income tax law effective prior to January 1, 2008, our PRC subsidiary, Universal, as a wholly foreign-owned enterprise established in the Shenzhen Special Economic Zone, was entitled to a preferential income tax rate of 15% on the income generated by its offices in Shenzhen and an income tax rate of 30% on the income generated by its offices outside of Shenzhen, as compared to the statutory income tax rate of 33%. In addition, Universal was fully exempted from PRC income tax commencing from its first profit-making year, followed by a 50% reduction in PRC income tax for the next two years. As a result, Universal was exempted from PRC income tax for the year ended December 31, 2007 and was entitled to a 50% income tax reduction for each of the years ending December 31, 2008 and 2009.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments (i) in the case of preferential tax rates, continue to enjoy the tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 15% preferential income tax we enjoyed prior to 2008 was increased to 18% in 2008, 20% in 2009, and 22% in 2010, and will be increased to 24% in 2011 and 25% in 2012. As a result of the discontinuation of the preferential tax treatment and the new EIT law, our effective tax rate could substantially increase from 4.9% in 2007 up to as much as 25% in the near future, which could have a significant adverse effect on our net income. For 2008, 2009 and 2010, our effective tax rate increased to 14.8%, 12.6% and 26.1%, respectively, mainly due to the expiration on January 1, 2008 of the income tax exemption that Universal had enjoyed in 2007 and the imposition of withholding tax on dividends payable by our PRC subsidiary in 2008 and 2009.

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

Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL, our PRC subsidiary’s direct holding company, is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, this new 10% withholding tax imposed on our dividend income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results. We have accrued withholding tax of RMB5.4 million, RMB2.3 million and RMB1.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition . If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if CMM and UIAL are classified as resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

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

Our management and independent registered public accounting firm have not identified any material weaknesses in our internal control over financial reporting for the year ended December 31, 2010. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have granted employee stock options under our equity incentive plan and may continue to grant stock options and other share-based compensation in the future. Our net income could be adversely affected as a result.

We adopted an equity incentive plan in July 2008 that permits the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company. In July 2010, we also conditionally adopted a 2010 share option scheme, which will become effective if and when our ordinary shares are listed on the Stock Exchange of Hong Kong Limited, or SEHK. If and when our 2010 share option scheme becomes effective, no further option will be granted under our 2008 equity incentive plan. We have granted to our employees options under the 2008 equity inventive plan and as of May 31, 2011, options to purchase 26,947,701 ordinary shares are outstanding. As a result of these option grants and potential future grants under the 2008 equity incentive plan or the 2010 share option scheme, we have incurred share-based compensation expenses and expect to incur such expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted ASC 718 and ASC 505-50 for the accounting treatment of our equity incentive plan. As a result, we are required to account for compensation costs for all stock options, including stock options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. Employee stock options or other share- based compensation we may grant in the future may have a material adverse effect on our profitability.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the composition of our income and valuation of our assets, we believe we were a PFIC during the taxable year ended December 31, 2010. In addition, we believe we are likely to a PFIC for the taxable year ending December 31, 2011, as PFIC status is tested after the close of each year and depends on our assets and income in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. The value of our assets for a taxable year is determined based on the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our average liabilities over that taxable year. Accordingly, we would be a PFIC for the taxable year ending December 31, 2011 if the average quarterly value of our assets for the taxable year is not more than twice the average quarterly value of our cash, cash equivalents and other assets that produce passive income or are held for the production of passive income.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Universal, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. Universal is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

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

We have been advised by our PRC legal counsel that Mr. Wang, our controlling shareholder and a Canadian citizen, is not subject to SAFE registration. However, the PRC government authorities may interpret Mr. Wang’s status differently or Mr. Wang’s status may change in the future. Moreover, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Our PRC Subsidiary and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions. We are in the process of registering with SAFE. In the event that we fail to comply with the Stock Options Rule, we may be subject to a fine up to RMB300,000. See “Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

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

In order to utilize the proceeds of our initial public offering, we, as an offshore holding company of our PRC operating subsidiary, may use the proceeds of our initial public offering to make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to finance the activities of Universal, a wholly foreign-owned enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

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

Our business may be adversely affected by certain events or natural disasters beyond our control, such as the magnitude 8.0 earthquake that struck Sichuan Province on May 12, 2008. Many television stations in China significantly changed their programming after the earthquake to broadcast developments and rescue operations relating to the earthquake. All television channels in China ceased to broadcast any advertisements during a three-day national mourning period. In addition, certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event were suspended in May and June 2008. Any natural disasters or unforeseen events in the future may cause similar changes to the programming and broadcasting schedules of television stations in China and may adversely affect the broadcast of our clients’ advertisements, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from August 4, 2008 to May 31, 2011, the trading price of our ADSs on NYSE Arca and NYSE, as the case may be, has ranged from a low of US$1.13 per ADS to a high of US$6.85 per ADS. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 31, 2011, we had 765,665,020 ordinary shares outstanding, including 215,665,020 ordinary shares represented by 7,188,834 ADSs, and 26,947,701 ordinary shares issuable upon the exercise of options. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective articles of association is our fourth amended and restated memorandum and articles of association which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind in the United States, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers in the Cayman Islands and the PRC.

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

If our ordinary shares are listed on the SEHK, the price of our ADSs may not be the same as, and may be affected by, that of our ordinary shares on the SEHK.

We have applied to list our ordinary shares on the SEHK. If our application is approved, our ordinary shares will be listed on the SEHK. The NYSE and the SEHK have different trading hours, trading volume, trading and listing rules, liquidity and investor base (including different levels of retail and institutional participation). As a result, the price of our ADSs on the NYSE may not be the same as that of our ordinary shares on the SEHK (after taking into account the ADS-ordinary share ratio and currency differences) and any changes in the price and trading volume of our ordinary shares may affect that of our ADSs. The trading price of our ordinary shares is denominated in HK dollars while that of our ADSs is denominated in U.S. dollars and as a result, any change in the exchange rates between HK dollars and U.S. dollars could also affect the price of our ADSs. Furthermore, there is no direct trading or settlement between the NYSE and the SEHK and you are required to return our ADSs in exchange for our ordinary shares and go through certain other procedures if you want to trade on the SEHK. There is no assurance that such an exchange may be completed in a timely manner.

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

ITEM 4.           INFORMATION ON THE COMPANY

A.       History and Development of the Company

We began conducting our business through two companies in the PRC, Universal, established in August 2006, and Mass Media, established in October 2003. Prior to December 31, 2007, both Universal and Mass Media were under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang, our chairman and chief executive officer, and his immediate family members. Since the establishment of Universal, the advertising business of Mass Media was gradually assumed by Universal. Pursuant to an asset transfer agreement between Mass Media and Universal dated December 29, 2007, Mass Media ceased to conduct any business relating to television advertising and transferred certain of its assets relating to television advertising to Universal. Effective from December 31, 2007, Mass Media is no longer part of our company and is not involved in our continued business operations.

Previously, Universal was 70% owned by UIAL, a British Virgin Islands company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd., a PRC domestic holding company beneficially owned by Mr. Shengcheng Wang’s immediate family members. In connection with our initial public offering, we reorganized our corporate and shareholding structure. In November 2007, a new holding company, CMM, was established by Mr. Shengcheng Wang in the Cayman Islands to serve as our entity for listing on NYSE Arca. At the same time, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to CMM for nominal consideration of US$1.0, and UIAL became a wholly owned subsidiary of CMM. UIAL subsequently purchased the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi Co., Ltd. for RMB15.0 million (US$2.1 million).

Under PRC laws, a foreign investor is permitted to own a 100% equity interest in advertising companies in China if such foreign investor is in the advertising business and has at least three years of operations outside of China before becoming the shareholder of the domestic advertising company. UIAL satisfied this requirement and obtained the government approval to become the sole shareholder of Universal in June 2008.

In August 2008, we completed the initial public offering of our ADSs representing our ordinary shares and listed on NYSE Arca.

In January 2009, UIAL established a subsidiary, Mass Universal Film Production (Hong Kong) Limited, formerly known as Greatwall Film Production (Hong Kong) Limited, in Hong Kong for the purpose of securing potential television program production related business opportunities outside China. As of May 31, 2011, Mass Universal Film Production (Hong Kong) Limited has not engaged in any business operations and may seek potential business opportunity in the future.

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

B.        Business Overview

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, and procure advertisers to place advertisements during such time slots. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We believe we are one of the leading independent advertising companies that have obtained high quality advertising time slots from CCTV. We obtained advertising rights to an average of 313 minutes per day in 2008, 532 minutes per day in 2009 and 482 minutes per day in 2010 for regular daily programs on CCTV Channel 1, 2, 4, E and F.

Our direct and indirect clients span a wide spectrum of industries, including food and beverages, telecommunications, pharmaceuticals, financial services, and other consumer product industries. Our advertisers include many well-known companies in China. We have also established business relationships with many domestic and international advertising agencies, some of which are members of the American Association of Advertising Agencies, who introduce clients to us for all of its services.

We are also a leading producer of public service announcements and commercial television advertisements in China. Our production team has extensive experience in content creation and production and designed and produced over 40 public service announcements and commercial television advertisements in 2010.

Our achievements have been widely recognized by CCTV, industry organizations and government agencies. We have received numerous awards from the China Advertising Association as well as national and local governmental authorities. In 2010, Chapter Ink, a commercial advertisement for CCTV designed and produced by us, won the “Gold World Medal” at the New York Festivals® International Television and Film Awards.

We are looking for opportunities to acquire other suitable advertising or media companies that provide access to new media platforms, attractive time slots or new customer relationships in desired industries.

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

Our Advertising Agency Services

We provide advertising agency services to our clients by providing them with the advertising time slots we have obtained from CCTV. We believe that we are among the leading advertising companies that have obtained advertising time slots from CCTV. Advertisers purchase advertising time slots either directly from us or through their advertising agencies. Our advertising agency services typically start with an initial discussion between our sales and marketing personnel and a potential advertiser. After learning more about the advertiser, including its business and its goals for placing the advertisements, we conduct the relevant market research for them and propose a marketing and advertising plan, which includes our recommendations of advertising strategies and specific television channels and time slots on which to place the advertisement to maximize the desired effect. After the advertiser approves such a plan, we enter into an advertising agency contract with the client who agrees to engage us as its agent to procure the relevant advertising time slots. The contract will specify, in the case of acquiring advertising time slots from us, the time slots or the programs within which the advertisements will be broadcast and the relevant price for the advertising time slots allocated to such client. For those advertisers who use their advertising agents to seek access to the advertising time slots from us, we enter into contracts with similar terms with such advertising agents after negotiation. For those clients who engage us to help them bid for other prime advertising time slots from CCTV, the contracts specify the scope of the services we provide to these clients and we submit the bid on behalf of our clients to seek the desired CCTV time slots.

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

In October 2010, we entered into an agency agreement with Goto Media, which owns outdoor advertising space in major high-speed railway stations in China, to act as its national advertising agency for a term of three years expiring on December 31, 2013. As of May 31, 2011, the network provided by Goto Media consisted of 71 grand LED screens and 1,000 advertising light boxes in 16 high-speed railway stations across China. Under the contract, we act as an agent to procure advertisements for Goto Media’s advertising space and we receive a percentage of advertisers’ payment to Goto Media as our commission. We have already formed a dedicated sales team of six staff to focus on the sales and marketing of this new outdoor product. Up to May 31, 2011, revenue from sales of outdoor media amounted to approximately RMB382,000. We believe this new line of business will continue to be an additional source of our revenues and profits in the future.

Our Production and Sponsorship Services

Our ability to provide “one-stop shop” services by rendering a full range of services, including designing, producing and packaging television advertisements to our clients distinguishes us from other advertising agencies that compete with us. In many cases, we provide production and sponsorship services as a part of the integrated advertising services package we offer to our advertising clients. We produced over 40 public service announcements and commercial television advertisements in 2010.

We provide production services directly at the request of our clients, including both corporations and government agencies or non-governmental organizations, who either aim to promote their corporate brand names, products and services through commercial advertisements or intend to raise social consciousness or improve their company image through public service announcement. In addition, we provide sponsorship services in connection with the production of Guang Er Gao Zhi (广而告之), a 30-second daily program on CCTV Channels 1 and 2 that broadcasts exclusively the public service announcements we produce. Substantially all of our public service announcement production is for the “Guang Er Gao Zhi” program under our contract with CCTV. The production of this program is entirely funded by us and we typically solicit sponsors for the public service announcements we already produce in exchange for a sponsorship fee. After such sponsor presents relevant legal documents required by CCTV for the release of the announcement, such as the business licenses of the sponsor, we will show the sponsor’s name at the end of the announcement broadcast on the program reinstate the previous disclosure. We do not display the names of entities unless they pay for the sponsorship services. In 2010, we released 21 public service announcements for the “Guang Er Gao Zhi” program, and solicited 13 sponsors for the public service announcements. We produced and released public service announcements on this program regardless of whether these announcements were sponsored or not, although historically the sponsorship fees we received exceed the production costs incurred by us each year. CCTV neither reimburses us for any production cost nor share any sponsorship fee received by us. The Guang Er Gao Zhi program will be cancelled due to program changes after June 30, 2011. Our contract with CCTV in respect of Guang Er Gao Zhi will not be renewed after its expiry on June 30, 2011.

The production of public service announcements and commercial advertisements involves various stages, including identifying concepts, formulating ideas, drafting advertising strategies and story books, organizing pre-production meetings, drafting and finalizing the shooting book, shooting, editing and post-production procedures. In general, substantially all production of public service announcements are conducted in-house. For the production of commercial advertisements, we usually engage professional third parties in certain production stages to help us accomplish certain complex technical tasks with high quality standards. Such tasks include drafting and finalizing the shooting book, shooting, editing and post-production procedures. We generally involve our advertising clients or sponsors who commission a public service announcement, in every production stage and receive their feedback throughout the production process to ensure that the public service announcements and commercial advertisements satisfy the specific needs and requirements of our sponsors and advertising clients.

Our Media Resources

Our media resources primarily consist of the advertising time slots we acquire from CCTV. We directly enter into contracts with CCTV to obtain exclusive advertising rights to a number of television programs on CCTV Channels 1, 2, 4, E and F, with contract terms ranging from one year to five years. In addition, in 2008 and 2009, we also indirectly acquired advertising time slots from CCTV through Guang Er Gao Zhi Film and Television Production Co., Ltd., or FTP, a company 50% owned by CCTV and 50% owned by the immediate family member of our chairman.

The following table sets forth the regular daily television programs for which we have obtained from CCTV the exclusive rights to market the advertising time slots or, in the case of Guang Er Gao Zhi, to produce the program:

Program	CCTV channel	2010 ratings(1)(2)	Advertising time per day		Broadcast frequency per day(3)		Total advertising time per day(4)		Contract Term
					Weekday	Weekend	Weekday	Weekend
			(minutes)		(times)	(times)	(minutes)	(minutes)
Daytime Advertising Package	1, 2	4.29	3		10	10	30	30	1 year expiring on December 31, 2011
Television Guide	1, 2	5.92	0.5		9	9	4.5	4.5	as above
Guang Er Gao Zhi (广而告之)	1, 2	0.98	0.5	(5)	4	4	-	2	3 years expiring on June 30, 2011
Periodic China News Package(6)	4	0.91	1.5		10	7	15	10.5	1 year expiring on December 31, 2011
CCTV-E and CCTV-F(7)	E, F	-	-		-	-	432	432	5 years expiring on June 30, 2013

(1)
Cumulative ratings at selected broadcasting times of the programs, including reruns that we calculated based on the data from Infosys TV, a television program rating analyzing system developed by TNS Group and operated in China by CSM Media Research Co., Ltd. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program within a specific duration of time out of the total number of viewers. The rating information is not available for CCTV channels that are only broadcast overseas, such as the CCTV-E and CCTV-F.

(2)
The rating covers 19 provinces and cities, including Anhui, Beijing, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Heilongjiang, Jilin, Jiangxi, Liaoning, Inner Mongolia, Shanxi, Shaanxi, Shanghai, Tianjin, Yunnan, Chongqing.

(3)	Represents the minimum number of reruns per day we agree with our advertising clients to broadcast on CCTV.
(4)
Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program is broadcast, including reruns, within the same day.

(5)
Represents the duration of the program. We do not sell the advertising time slots of this program to advertisers; instead, we solicit sponsorships for the public service announcements broadcast on the program.

(6)
We obtained the advertising time in relation to the Periodic China News Package in 2010 at the Non-Prime Time Advertising Auction Event of CCTV. Prior to 2010, we acted as the exclusive advertising agent of this program under the framework agreement with FTP.

(7)	Represents the total available advertising time slots on CCTV-E and CCTV-F. Rating information is not available due to their limited viewership in China.

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

Each of our current contracts with CCTV for the Daytime Advertising Package and Television Guides will expire on December 31, 2011. The original contracts with CCTV for those two programs had a term of three years expiring on June 30, 2011 and such contracts were extended to December 31, 2011 at the end of 2010. Under these contracts, we have obtained the exclusive right to act as an agent to market such available advertising time slots and procure advertisements for CCTV and are required to pay the advertising revenues to CCTV at the agreed prices. We generally charge our clients a premium over our agreed price with CCTV, which premium constitutes a majority portion of our revenues from these contracts. Each of these contracts provides that any party can terminate the contract with 90 days’ notice. We have a right of first refusal to renew these contracts under specified terms, on the condition that we deliver a notice to CCTV three months prior to the end of the contractual term.

Periodic China News Package. The Periodic China News Package is a package of advertisements that are broadcast at least ten times per weekday and seven times per weekend on periodic China News programs on CCTV Channel 4. We obtained the advertising time slots for the Periodic China News Package in a non-prime time advertising auction event conducted by CCTV in 2009 and renewed the one-year contract at the end of 2010. Our current contract with CCTV for Periodic China News Package has a term of one year expiring on December 31, 2011. Under the contract, we are required to pay CCTV a fixed amount of media fee of RMB77.4 million which is payable in 12 equal installments. In addition, we are required to make a deposit with CCTV amounting to 10% of the annual media fee, which is deductible from the last installment. We retain the premium over the media fee as profit. We have a right of first refusal to renew this contract for another year under specified terms.

CCTV-E and CCTV-F Programs. In July 2008, we entered into an agreement to obtain the exclusive rights to sell all of the advertising time slots on CCTV’s Spanish Channel and French Channel for a term of five years. Broadcast 24 hours a day to 36 countries, CCTV’s Spanish and French Channels provide news, entertainment, tourism information, language learning and sports programs and introduce the Chinese culture to Spanish- and French- speaking viewers around the world. We assist CCTV in promoting these channels in Spanish- and French- speaking countries, in program production and packaging, and in procuring advertisements.

Guang Er Gao Zhi (广而告之). Under relevant Chinese laws and regulations, both central and regional television stations are required to broadcast a minimum amount of public service announcements between their television programs. We entered into a contract with CCTV for the production of “Guang Er Gao Zhi,” meaning “to spread the message far and wide,” a 30-second daily public service announcement program. This program includes 30-second public service announcements that are typically broadcast twice a day on CCTV Channel 1 and Channel 2, respectively. The production of this program is entirely funded by us. We usually engage a corporation or a governmental agency to be the sponsor and its name will be displayed at the end of the public service announcement in exchange for a sponsorship fee. We also display our corporate name on each of the public service announcements broadcast in this television program. The Guang Er Gao Zhi program will be cancelled due to program change after June 30, 2011. Our contract with CCTV in respect of the Guang Er Gao Zhi program will not be renewed after its expiry on June 30, 2011 and our business will be negatively affected as a result. For the years ended December 31, 2008, 2009 and 2010, revenues from production and sponsorship services in relation to the Guang Er Gao Zhi program amounted to RMB17.2 million, RMB8.5 million and RMB12.2 million, respectively.

In addition, in 2009 we also obtained the advertising rights to certain other programs on CCTV including Chinese New Year Gala, First News, Chinese World, China News, Viewer’s Guide and Asia Today. We did not obtain the advertising rights to these programs for 2010 because CCTV took the initiatives to sell the advertising time slots for these programs in 2010 directly by itself or through auctions. We also did not obtain any advertising time under our framework agreement with FTP. For a description of this framework agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with FTP.” In November 2009, the programs to which FTP used to have advertising rights were made available at the non-prime time advertising auction event held by CCTV and we won the bidding for one of such programs, the Periodic China News Package, directly from CCTV.

Since 2009, CCTV has increased the use of auction in selling its prime time as well as non-prime time media resources. When participating in these auctions and making procurement decisions, we continue to implement our policy of prudently evaluating the value of available television programs, their costs and historical and potential sales volumes, among other factors. We believe we will be able to maintain a stable supply of high quality advertising time slots from CCTV through auctions.

Our Clients

Our clients span a wide spectrum of industries, including telecommunications, pharmaceuticals, financial services, and garment, food and other consumer product industries. Our advertisers include many well- known companies in China. A number of these clients utilize the full range of our advertising services, including both agency and production services. We have also established business relationships with many leading domestic and international advertising agencies, some of which are members of the American Association of Advertising Agencies, who introduce clients to us for all of our services. Our access to advertising time slots on CCTV is a primary attraction for these advertising agency clients.

The following table sets forth the breakdown of revenue contributions in 2010 by the industries in which our clients operate:

Industry	Percentage of Total Revenues in 2010
Food and beverages	29.07%
Household products, electronic appliances and home decorations	19.45%
Pharmaceuticals	18.01%
Tourism	11.30%
Telecommunications and information technology	7.85%
Automotive	7.35%
Fashion	1.71%
Finance and services	1.11%
Others	4.15%
Total	100.0%

Many government agencies in China formulate an annual plan to produce a certain number of public service announcements to be broadcast on national and regional television networks. As a leading public service announcement producer, we have been engaged by governmental agencies and non-governmental organizations to produce public service announcements for them.

Client Concentration

None of our customers accounted for more than 10% of our total revenues in the years ended December 31, 2008, 2009 and 2010 because we recorded our advertising revenues from CCTV Channel 4 programs on a gross basis, which increased our revenue basis. See Note 3(b) to our consolidated financial statements included elsewhere in this annual report. Although our revenues from these clients generally constitute a substantial part of our total revenues, we believe our business is not dependent on any individual advertising client.

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

Sales and Marketing

As of December 31, 2010, we employed 52 sales representatives devoted to the sale and marketing of our services, whose compensation is based, to a large extent, on the sales revenues they achieve for our company. More than 50% of our sales representatives have more than five years experience in the advertising industry. We have dedicated sales teams focusing on the sales of advertising time slots we have obtained from CCTV to advertising agency companies or directly to our corporate clients. We also actively seek advertising time slots from other third party agencies if our clients’ goals can be better served by having their television advertisements broadcast at time slots other than those we have obtained from CCTV. Our Shenzhen office is responsible for the advertising sales in five provinces in southern China. We also have dedicated personnel responsible for the sales of our public service announcements. We believe that our extensive experience in media planning, packaging and sales, our access to desirable advertising time slots and our leading production capabilities have attracted a broad base of advertising clients and facilitated our sales efforts. We also have client service teams within our sales department to serve our important clients.

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

Mass Media has registered the trademark relating to our logo “广而告之MMIA” in the category of publishing, advertising, entertainment services including radio and television program production. The registered trademark in the former category is valid from 2007 to 2017 and in the latter category is from 2009 to 2019. According to the asset transfer agreement dated December 29, 2007 between Mass Media and Universal, Mass Media transferred the registered trademark to Universal on February 27, 2011.

Regulation

This section sets forth a summary of the most significant PRC regulations that affect the business and the industries in which we operate.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including the State Administration for Industry and Commerce, or the SAIC, and the State Administration of Radio, Film and Television, or the SARFT. China’s Advertising Law was promulgated in 1994. From time to time, the State Council, the SAIC and other ministries and agencies have issued additional regulations that apply to our business.

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

Advertisers, advertising service providers and advertising distributors are each required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and accurate as well as in full compliance with applicable laws and regulations. In providing advertising services, advertising service providers and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines of not more than RMB3,000, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising service providers or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

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

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2007);

•	The Measures on Administration for Foreign-invested Advertising Enterprises (2008); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

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

The establishment of a foreign-invested advertising enterprise, by means of either new establishment or equity acquisition of an existing domestic advertising company, is subject to examination by the SAIC or its authorized branch at the provincial level and the issuance of an Opinion on the Examination and Approval of the Foreign-invested Advertising Enterprise Project. Upon obtaining such opinion from the SAIC or its relevant branch, an approval from the MOFCOM or its competent local counterparts is required before a foreign-invested advertising enterprise may apply for its business license. In addition, if a foreign-invested advertising enterprise intends to set up any branch, it must meet the requirements that (i) its registered capital has been fully subscribed and (ii) its annual advertising sales revenues are not less than RMB20 million.

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

Regulations on Dividend Distributions

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Rules for the Implementation of the Wholly Foreign-Owned Enterprise Law (1990), as amended;

•	The Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (1979), as amended;

•	Regulations for the Implementation of the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (1983), as amended; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

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

According to these laws and regulations, a Sino-foreign equity joint venture company established in the PRC is required to pay the income tax applicable in the PRC and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and welfare fund each at a percentage determined by the board of directors of such Sino-foreign equity joint venture company at each fiscal year prior to the payment of dividends.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under the new EIT law, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. However, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subjected to certain conditions. Therefore, if CMM and UIAL are classified as resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise”.

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

We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by SAFE or other PRC government authorities.

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

D.           Property, Plant and Equipment

Our corporate headquarters are located in approximately 1,564 square meters of office space in Beijing, which we rented from related parties under two leases before November 2008. In November 2008, we purchased such properties from the related parties at their fair market value as determined by an independent property valuation company. In addition, our Shenzhen office rents approximately 53 square meters of office space in Shenzhen, and its lease expires in December 2011. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2008, 2009 and 2010, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information—D. Risk Factors.”

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

We derive a substantial majority of our revenues from our advertising agency services, in which we mainly procure advertisers for the time slots we have obtained on the national channels of CCTV. Our advertisers purchase these services either directly from us or through advertising agencies. In the years ended December 31, 2008, 2009 and 2010, we derived 90.5%, 92.9% and 86.7%, respectively, of our total revenues from advertising agency services. Substantially all of our revenues from advertising agency services are derived from the advertising time slots on CCTV. We obtained advertising rights to an average of approximately 313 minutes per day in 2008, 532 minutes per day in 2009 and 482 minutes in 2010 for regular daily programs on CCTV Channels 1, 2, 4, E and F. In 2009, CCTV adopted a practice to sell through auctions the advertising time slots for certain of its programs on CCTV Channel 2 and 4 that were secured by us previously. We participated in the auction and obtained the advertising time slots for the Periodic China News Package on CCTV Channel 4. As a result, our aggregate advertising time obtained from CCTV has dropped to an average of 482 minutes per day in 2010 for regular daily programs on CCTV Channel 1, 2, 4, E, F. In addition, CCTV took an initiative to sell the advertising time slots for the Chinese New Year Gala program by itself in 2010 and 2011 and as a result, we did not obtain such advertising time slots.

We also derive revenues from producing public service announcements and commercial television advertisements for advertisers, and soliciting sponsors for the public service announcements we produce and arranging for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV. In 2010, we produced over 40 public service announcements and commercial advertisements.

We also derived a small portion of revenues from our special events services that we provided in prior years to assist CCTV in the sales and marketing of advertising time slots during major sporting events that are broadcast on CCTV’s Channels 1 and 2. However, our service contract with CCTV was not renewed for 2010. No revenues from special events services were recorded for the years ended December 31, 2008, 2009, and 2010.

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

Ability to Obtain High Quality Advertising Time Slots on Favorable Terms

We depend on the high quality advertising time slots we obtain from CCTV for our advertising agency services. Substantially all of our revenues for our advertising agency services are derived from the advertising time slots we obtain from CCTV. Our ability to continue to obtain our existing advertising time slots and to add additional high quality advertising time slots will have a significant effect on our results of operations. In the two years ended December 31, 2009, we indirectly acquired certain advertising time on CCTV-2 and CCTV-4 through FTP. We incurred losses of RMB13.6 million and RMB65.7 million in 2008 and 2009, respectively, for advertising time slots on CCTV-4 related programs. In 2010, we reduced our investment on CCTV-4 related programs to one product, Periodic China News Package, which became a profit contributor in 2010.

Since 2009, CCTV increased the use of auction and direct sales, as opposed to using third-party agencies, to sell its time slots, which may limit our ability to obtain desirable advertising time. For example, in 2010, without engaging any advertising agencies, CCTV began to directly sell to advertising clients the time slots for the Chinese New Year Gala program, to which we had exclusive advertising rights between 2004 to 2009. We expect this trend of increased direct sales by CCTV to continue.

In addition, our contract with CCTV in respect of the Guang Er Gao Zhi program will not be renewed after its expiry on June 30, 2011 due to the cancellation of this program by CCTV, which will have a negative effect on the revenues from our sponsorship services. Sales of outdoor media started to contribute to our revenues and net profit in 2011. As such, the mix of our media resources portfolio varies from year to year, which affects our results of operations.

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

Our profitability also depends on the price of advertising time slots charged to us by CCTV or other agencies. CCTV has been increasing the prices for many of its advertising time slots in recent years, and we expect that CCTV will continue to raise such prices in the future. In addition, as CCTV continues the practice of selling more of its advertising time slots through auctions, we are facing more intense pricing competition to obtain desired advertising time slots. Our profit margin may be affected if we are not able to obtain the rights to these advertising time slots on favorable terms or pass on the increasing costs to our clients. If any other advertising agency is able to obtain such high quality advertising time slots on terms more favorable than ours, we may lose our clients and our revenues may decline.

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

In addition, changes in the payment terms for our media fee payable to CCTV have a significant impact on our cash flow. For example, we obtained the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2010. Under the auction arrangements, we are required to make a deposit in advance with CCTV amounting to 30% of the media fee with the remaining media fee payable in 12 monthly installments through 2010. We renewed our contract for 2011 and the advance deposit payment was reduced to 10% of the media fee. We expect that such payment terms will have an impact upon our cash flow.

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

In addition, we provided services to CCTV on an ad hoc basis in the sales and marketing of the advertising time slots for 2008 Beijing Olympic Games. We have not recognized any revenues from special event services to CCTV in connection with the 2008 Beijing Olympic Games, which amounted to RMB14.6 million, as we have not received payments for such services. We understand that CCTV’s Advertising Department submitted a report to CCTV’s senior management for approving this payment in June 2009 in accordance with CCTV’s internal procedures and the senior management is still in the process of approving the payment. Although we continue to work with CCTV to resolve the issue and still anticipate receiving the payment in the future, we have determined that the timing and likelihood of the final settlement from CCTV for such services remain uncertain and therefore reversed the recognition of this revenue in the third quarter of 2010. Due to the seasonal fluctuations in advertising spending, the ad hoc basis of special event services and other factors, our quarterly results of operations may fluctuate significantly from period to period.

In addition, our results of operations may be affected by certain government regulations that regulate, among others, advertising content, acquisitions conducted by foreign investors or general economic and political conditions in China. For example, we may be subject to government inspections or actions if the advertising content we distribute does not comply with relevant regulations. Our business expansion may be hindered if we fail to comply with the complex regulatory procedures for merger and acquisition activities by foreign investors. Although these regulations did not materially affect our results of operations in the past, our future operations depend on our continuing compliance with such regulations.

Revenues

The table below sets forth the breakdown of our three revenue sources for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount		% of Total Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Revenues:
Advertising agency services	334,053	90.5%	397,279	92.9%	222,298	33,682	86.7%
Production and sponsorship services	34,935	9.5%	30,305	7.1%	34,152	5,174	13.3%
Total revenues	368,988	100%	427,584	100%	256,450	38,856	100%
Less: business tax	(16,006)	(4.3)%	(16,022)	(3.7)%	(13,047)	(1,977)	(5.1)%
Total net revenues	352,982	95.7%	411,562	96.3%	243,403	36,879	94.9%

We derive revenues from the following sources:

Advertising agency services

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

We generally record revenue with amounts of billings to our clients net of media fees because we believe that the media supplier, not us, is the primary obligor and bears the majority of the risks and rewards in these arrangements. However, when we purchase blocks of advertising time slots, such as for CCTV-4 programs, and attempt to sell these advertising time slots to advertisers, we bear the majority of the risks and rewards in these arrangements. In such cases, revenues are recognized at gross billings to our clients and the cost for purchasing the advertising time slots is allocated to cost of revenues on a straight-line basis. We also assist some of our advertising clients in bidding for prime advertising time slots from CCTV, for which we receive a certain percentage of our clients’ related advertising expenditures as our fees.

Production and sponsorship services

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

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount		% of Net Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Cost of revenues	203,400	57.6%	270,239	65.7%	127,654	19,341	52.4%
Sales and marketing expenses	8,204	2.3%	17,362	4.2%	16,994	2,575	7.0%
General and administrative expenses	24,487	6.9%	33,194	8.1%	35,832	5,429	14.7%
Total operating costs and expenses	236,091	66.8%	320,795	78.0%	180,480	27,345	74.1%

Cost of Revenues

Our cost of revenues consisted primarily of the costs that we incurred to produce our public service announcements and commercial advertisements and production and promotional costs related to the Chinese New Year Gala program, including wages of production personnel, costs and depreciation of the production equipment, office rental expenses directly related to our production services, wages of media research and relationship personnel and costs associated with the monitoring, assessment and evaluation of the advertisements. Our cost of revenues also includes the media fees we paid for securing the advertising time slots on CCTV-4 programs. Our cost of revenues was RMB127.7 million in 2010, a decrease of 52.8% as compared to RMB270.2 million in 2009. The decrease was attributable to the fact that we no longer incurred production costs for the Chinese New Year Gala program in 2010 and a decline in media fees for CCTV-4 media resources to RMB96.5 million as we reduced our investment in CCTV-4 media resources from six programs to one program in 2010. We only retained time slots for the Periodic China News Package on CCTV-4 in 2010.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office rental expenses directly related to our sales and marketing activities, traveling expenses incurred by our sales personnel and promotional and entertainment expenses. Our sales personnel receive performance-based compensation and we market our services primarily through the efforts of our sales and marketing personnel. Our sales and marketing expenses decreased in 2010 primarily due to a decrease in sales commission in 2010, which was partly offset by an increase in staff costs and travel expenses as we expanded our sales team and strengthened sales efforts.

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

Share-Based Compensation Expenses

We adopted an equity incentive plan in July 2008, pursuant to which we may issue up to 50,000,000 ordinary shares upon exercise of awards granted under the plan. On July 1, 2008, options to purchase 42,891,000 ordinary shares were granted under this plan at an exercise price of US$0.685 per ordinary share. On February 21, 2009, our board of directors resolved to offer to the grantees of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the last 60 days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All grantees of our stock options accepted this offer. As of May 31, 2011, options to purchase 26,947,701 ordinary shares were outstanding, at an exercise price of US$0.066 or 0.078 per ordinary share.

We have adopted Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 718 and ASC 505-50 for the accounting treatment of our stock option plan and we will record compensation expenses based on the fair value of the award. See “—Critical Accounting Policies—Share-Based Compensation” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We expect to amortize the total amount of share-based compensation expenses over the vesting period of four years commencing July 2008 on a straight line basis over the requisite service period for each separately vesting portion of the awards. We incurred RMB1,478,226 (US$223,974) in share-based compensation expenses in 2010.

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

PRC Enterprise Income Tax

Prior to January 1, 2008, both Mass Media and Universal were subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, or the old EIT law. Under the old EIT law, each of Mass Media and Universal, as a foreign-invested enterprise established in the Shenzhen Special Economic Zone, was entitled to a preferential income tax rate of 15% on the income generated by its offices based in Shenzhen and an income tax rate of 30% on the income generated by its offices based outside of Shenzhen, as compared to the statutory enterprise income tax rate of 33%. In addition, each of Mass Media and Universal was fully exempted from PRC income tax commencing from its first profit-making year, followed by a 50% reduction in PRC income tax for the next two years. As a result, Universal was entitled to a 50% income tax reduction for the years ended December 31, 2008 and 2009.

The new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. According to the new EIT law, Universal’s 50% income tax reduction treatment expired on December 31, 2009. However, Universal will continue to enjoy the preferential tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008.

Under the old EIT law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as our PRC subsidiary, were exempted from PRC withholding tax. Under the new EIT law, however, dividends, interest, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, the 10% withholding tax impacted on divided income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results.

We intend to permanently reinvest part of the earnings made by our PRC subsidiary. Starting from January 1, 2008, we accrued 10% withholding tax on those earnings from our PRC subsidiary that we have no intention to permanently reinvest, which represents 30% of the earnings made by our PRC subsidiary.

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

Our effective tax rate was 14.8% in 2008, 12.6% in 2009 and 26.1% in 2010. Our effective tax rate increased in 2010 as a result of the expiration on December 31, 2009 of Universal’s income tax exemption status.

PRC Business Tax and Related Surcharges

Our PRC subsidiary is required to pay business tax at a rate of 5.0%, and related surcharges at a rate of 3.0%, on our revenues from providing advertising services. Under the PRC tax law, business tax is levied on the net amount of total advertising revenues less media fees paid to the media providers. As we reported revenues from certain of our advertising time slots on a gross basis, our actual business tax rate was 5.1% of our total revenues in 2010.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities as of the date of our financial statements and our revenues and expenses during the financial reporting period. Our estimates and assumptions are based on available information and our historical experience, as well as other estimates and assumptions that we believe to be reasonable. The estimates and assumptions that form the basis for our judgments may not be readily apparent from other sources. We continually evaluate these estimates and assumptions based on the most recently available information, our own experience and other assumptions that we believe to be reasonable. Our actual results may differ significantly from estimated amounts as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See note 2 to our consolidated financial statements included elsewhere in this annual report for additional information regarding our critical accounting policies.

Revenue Recognition

We derive revenues primarily from providing services in two areas: (i) advertising agency services, in which we procure advertising clients to place television advertisements in the time slots we have obtained from CCTV; and (ii) production and sponsorship services, in which we produce public service announcements, or commercial advertisements, for our clients or solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

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

Advertising agency services. In the substantial majority of our advertising agency arrangements, we contract separately with our clients and the media supplier and are responsible for the payments to the media supplier and collections from our clients. In compliance with ASC 605-45, “Revenue Recognition: Principal Agent Considerations”, or ASC 605-45, we assess whether we or the media supplier is the primary obligor in these service contracts. We evaluate the terms of our agreements with our clients and give appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of earnings, ability to change the programs the media supplier provides, discretion in supplier selection and credit risk to the vendor.

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

In order to obtain exclusive access to the advertising time slots on certain CCTV Channel 4, CCTV-E and CCTV-F programs, starting from 2008, we purchase the advertising time slots on certain CCTV Channel 4, CCTV-E and CCTV-F programs with a fixed media cost and attempt to sell these advertising time slots to our clients. We believe we bear the majority of the risks and rewards under such arrangements. Therefore, revenues are recognized at gross billings to our clients in accordance with the guidance in ASC 605-45 on the dates of broadcast of the advertisements. Cost for purchasing the advertising time slots from the media supplier is recorded as our cost of revenues on a straight-line basis. If we had recorded all revenues from advertising agency services on a gross basis, total revenues and cost of revenues would have been higher. However, operating income would remain unchanged for the periods presented.

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

Under the new EIT law adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interest, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from our PRC subsidiary will reduce our net income in accordance with ASC 740-30. It is our intention to permanently reinvest part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we have accrued the 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest. As we only distribute up to 30% of our PRC subsidiary’s annual income as dividends, our actual withholding tax rate is approximately 3%.

We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements.

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

Results of Operations

The following tables present our summary consolidated statements of operations for each of the years ended December 31, 2008, 2009 and 2010. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues:
Advertising agency services	334,053	397,279	222,298	33,682
Production and sponsorship services	34,935	30,305	34,152	5,174
Total revenues	368,988	427,584	256,450	38,856
Less: business tax	(16,006)	(16,022)	(13,047)	(1,977)
Total net revenues	352,982	411,562	243,403	36,879
Operating costs and expenses:
Cost of revenues	(40,200)	(40,239)	(127,654)	(19,341)
Cost of revenues – media fees to a related party	(163,200)	(230,000)	-	-
Sales and marketing expenses	(8,204)	(17,362)	(16,993)	(2,575)
General and administrative expenses	(24,487)	(33,194)	(35,832)	(5,429)
Total operating costs and expenses	(236,091)	(320,795)	(180,480)	(27,345)
Operating income	116,891	90,767	62,923	9,534
Interest and investment income	15,103	9,494	5,257	796
Other expenses, net	(1,441)	533	(6,765)	(1,025)
Income before tax	130,553	100,794	61,415	9,305
Income tax expense	(20,139)	(14,328)	(21,522)	(3,261)
Net income	110,414	86,466	39,893	6,044

The table below sets forth certain operating data in connection with our advertising agency services:

	Year Ended December 31,
	2008	2009	2010
Number of programs secured during the period	40	41	35
Total advertising time obtained (seconds)(1)	6,818,220	11,660,760	10,515,960
Total advertising time sold (seconds)	1,022,861	2,127,473	578,275

(1) Represents the total amount of advertising time during regular television programs secured from CCTV.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

Our total revenues in 2010 were RMB256.5 million (US$38.9 million), a decrease of 40.0% from RMB427.6 million in 2009. The decrease was mainly due to the decrease in the revenues generated from our advertising agency services.

Revenues from advertising agency services decreased by 44.0% to RMB222.3 million (US$33.7 million) in 2010 from RMB397.3 million in 2009. The decrease was primarily attributable to our ceasing to own the exclusive advertising rights for the CCTV’s Chinese New Year Gala program in 2010 and our reduction in investment on CCTV-4 programs. Moreover, the sales of the Daytime Advertising Package and Television Guide Package during 2010 were hampered by price competition, which led to low pricing and low utilization rates. Revenues from the Daytime Advertising Package and Television Guides amounted to RMB109.0 million in 2010, representing a decrease of 31.4% from 2009. The decrease was primarily because our competitor offered a similar product with a lower price and thereby lured away some of our customers. Revenues from Chinese New Year Gala program were RMB60.2 million in 2009. Revenues from Periodic China News Package were RMB112.0 million in 2010, while revenues from CCTV-4 related news programs amounted to RMB164.3 million in 2009. Revenues from CCTV-E and CCTV-F were RMB0.4 million, representing a decrease of 93.0% from RMB5.7 million 2009.

Revenues from advertisement production and sponsorship services increased by 12.7% to RMB34.2 million (US$5.2 million) in 2010 as compared to RMB30.3 million in 2009. Although we generated advertisement production revenues of RMB13.1 million for a series of 2008 Beijing Olympic Games-related advertisements and production films in 2009, no such income was recorded in 2010. We successfully produced a number of new commercial advertisements for clients and secured several new clients for sponsorship of public service announcements, which resulted in a growth in revenues from sponsorship services.

Net Revenues

Our total net revenues were RMB243.4 million (US$36.9 million) in 2010, a decrease of 40.9% from RMB411.6 million in 2009. This was mainly due to the decrease in revenues from advertising agency services as described above.

Gross Margin

Our gross margins for 2009 and 2010 were 34.3% and 47.6%, respectively. The higher gross margin in 2010 was mainly due to the fact that we recorded gross profit from the Periodic China News Package program on CCTV-4 in 2010, while we incurred a gross loss of RMB65.7 million from six programs on CCTV-4 in 2009, which was mainly due to the low utilization rate.

Operating Costs and Expenses

Our operating costs and expenses decreased by 43.7% to RMB180.5 million (US$27.3 million) in 2010 from RMB320.8 million in 2009.

Cost of revenues. Our cost of revenues was RMB127.7 million (US$19.3 million) in 2010, a decrease of 52.8% as compared to RMB270.2 million in 2009. The decrease was attributable to the fact that we no longer incurred production costs for the Chinese New Year Gala program in 2010 as compared to RMB10.8 million in 2009 and a decline in media fees for CCTV-4 media resources to RMB96.5 million (US$14.6 million) as we reduced our investment on CCTV-4 media resources from six programs to one program in 2010. We only retained time slots for the Periodic China News Package on CCTV-4 in 2010.

Sales and marketing expenses. Our sales and marketing expenses, mainly comprising personnel expenses and promotional and marketing expenses that include market research, traveling and customer tracking services, were RMB17.0 million (US$2.6 million) in 2010, a decrease of 2.1% as compared to RMB17.4 million in 2009. The decrease was primarily due to a decrease of RMB1.5 million in payroll expense following the decline in sales performance in 2010, which was partly offset by an increase of RMB1.0 million in travel expenses and office rental, electricity, etc. as we expanded our sales team and strengthened sales efforts.

General and administrative expenses. Our general and administrative expenses, mainly comprising personnel expenses, professional fees and other expenses, were RMB35.8 million (US$5.4 million) in 2010, an increase of 7.9% as compared to RMB33.2 million in 2009. The increase was mainly due to the professional fees in connection with the preparation for our proposed SEHK listing.

Operating Income

As a result of the foregoing, our operating income for the year ended December 31, 2010 decreased by 30.7% to RMB62.9 million (US$9.5 million) as compared to RMB90.8 million in 2009. Our operating margin increased to 25.9% in 2010 from 22.1% in 2009.

Interest and Investment Income

Our interest and investment income was RMB5.3 million (US$0.8 million) in 2010, a decrease of 44.6% as compared to RMB9.5 million in 2009. The decrease was partly attributable to the decrease in interest income generated from our reduced deposits with PRC financial institutions. The decrease was also partly due to the decrease in investment income generated from the decreased average amount of short-term investments that we held in 2010.

Income Tax Expenses

Our income tax expenses increased by 50.2% to RMB21.5 million (US$3.3 million) in 2010 from RMB14.3 million in 2009. Our effective tax rate in 2010 was 26.1% compared to an effective tax rate of 12.6% in 2009. The effective tax rate was higher in 2010 than the PRC statutory tax rate mainly due to the effect of withholding income tax in relation to net income attributable to the foreign investor of our PRC operations. The increase in income tax expenses in 2010 was mainly due to the expiration of Universal’s income tax exemption status on December 31, 2009.

Net Income

As a result of the foregoing, our net income decreased by 53.9% to RMB39.9 million (US$6.0 million) in 2010 from RMB86.5 million in 2009. The net profit margin decreased to 16.4% in 2010 from 21.0% in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

Our total revenues increased by 15.9% to RMB427.6 million in the year ended December 31, 2009 from RMB369.0 million in the year ended December 31, 2008. This increase was attributable to the increase in revenues from our advertising agency services, partially offset by the decrease in revenues from our production and sponsorship services during the year.

Revenues from our advertising agency services increased by 18.9% to RMB397.3 million in the year ended December 31, 2009 from RMB334.1 million in the year ended December 31, 2008. This increase was primarily attributable to an increase in the selling price of advertising time slots sold by us in the year ended December 31, 2009 compared to the year ended December 31, 2008. Our overall sales of advertising time slots were higher in 2009 compared to 2008, primarily because (i) the demand for our services was higher in 2009 when China’s economy began to recover from the financial crisis and (ii) we expanded our sales force starting from the second quarter of 2009, which helped us develop and strengthen the relationship with our direct clients and take advantage of the economic recovery in 2009. Revenues from the Daytime Advertising Package and Television Guides amounted to RMB158.8 million in 2009, representing an increase of 37.1% compared with that of RMB115.8 million in 2008. Revenues from First News and CCTV-4 related news programs were RMB337.1 million, representing an increase of 20.4% year over year. Revenues from the CCTV Chinese New Year Gala program amounted to RMB60.2 million in 2009, representing an increase of 11.1% compared to the previous last year. Revenues from CCTV-E and CCTV-F increased to RMB5.7 million from nil in 2008.

Revenues from our production and sponsorship services decreased by 13.3% to RMB30.3 million in 2009 from RMB34.9 million in 2008. The decrease was primarily due to the fact that our clients reduced their sponsorship for the public service announcements due to fewer national events in 2009.

We did not recognize any revenues from special event services in 2008 or 2009. While we provided special event services to CCTV in connection with the 2008 Beijing Olympic Games, the timing and likelihood of the final settlement from CCTV for such services remain uncertain as of the date of this annual report and therefore we have not recorded revenues relating to such services in 2008, 2009 or 2010.

Net Revenues

Our net revenues increased by 16.6% to RMB411.6 million in 2009 from RMB353.0 million in 2008. This was mainly due to the increase in revenues from advertising agency services.

Operating Costs and Expenses

Our operating costs and expenses increased by 35.9% to RMB320.8 million in 2009 from RMB236.1 million in 2008.

Cost of revenues. Our cost of revenues increased by 32.9% to RMB270.2 million in 2009 from RMB203.4 million in 2008. This increase was primarily due to a 40.9% increase of the media fee for CCTV Channel 4 programs to RMB230.0 million in 2009 from RMB163.2 million in 2008. In 2008, we obtained the advertising rights to certain programs on CCTV Channel 4 for which we were committed to pay a fixed amount of media fees. We recorded such media fees as the cost of revenues on a straight-line basis and recorded the revenues from the advertising on such CCTV Channel 4 programs on a gross basis. As a result, the media fee costs for CCTV Channel 4 accounted for a substantial majority of our cost of revenues in 2008 and 2009. We sustained a loss on our advertising rights to CCTV Channel 4 programs in 2008 and 2009.

Sales and marketing expenses. Our sales and marketing expenses increased by 111.6% to RMB17.4 million in 2009 from RMB8.2 million in 2008. This increase was primarily due to the increase in an amount of RMB7.6 million in the compensation related to our increased sales efforts, including (i) the payment of sales commissions and bonuses of RMB2.0 million in connection with the 2009 Chinese New Year Gala and (ii) an increase in an amount of 5.6 million in the compensation to our sales personnel as we recruited more senior sales executives, doubled the size of our sales force and increased the sales commissions in 2009. The increase, to a lesser extent, was due to (i) an increase in an amount of RMB1.1 million in depreciation as we purchased an office premises in late 2008 and (ii) an increase in an amount of RMB2.1 million in other expenses that principally include travel expenses, office costs and welfare and social security insurance expenses due to our increased efforts to develop and maintain direct customers and our doubled sales force.

General and administrative expenses. Our general and administrative expenses increased by 35.6% to RMB33.2 million in 2009 from RMB24.5 million in 2008. This increase was primarily due to (i) an increase in an amount of RMB7.9 million in accounting and auditing, legal and consulting expenses, principally in connection with our compliance with U.S. securities laws as a public company and a litigation against Hasee Computer Co., Ltd. for unpaid advertising fee and (ii) an increase in an amount of RMB1.6 million in the compensation to our directors, management and employees. The increase was partially offset by a decrease in an amount of RMB2.1 million in our provision for accounts receivable recognized in general and administrative expenses as we recovered certain provision from a customer in 2009.

Operating Income

As a result of the foregoing, our operating income decreased by 22.3% to RMB90.8 million in 2009 from RMB116.9 million in 2008. Our operating margin was 22.1% and 33.1% in 2009 and 2008, respectively.

Interest and Investment Income

Our interest and investment income decreased by 37.1% to RMB9.5 million in 2009 from RMB15.1 million in 2008. This decrease was attributable to a decrease in an amount of RMB1.8 million in the interest income generated from our deposit with banks and a decrease in an amount of RMB3.8 million in the interest and investment income generated from the reduced aggregate principal amount of short-term investment products that we held in this period.

Income Tax Expenses

Our income tax expenses decreased by 28.9% to RMB14.3 million in 2009 from RMB20.1 million in 2008. This decrease was mainly due to the decrease of our taxable income in this period.

Net Income

As a result of the foregoing, our net income decreased by 21.7% to RMB86.5 million in 2009 from RMB110.4 million in 2008. Our net margin was 21.0% and 31.3% in 2009 and 2008, respectively.

B.        Liquidity and Capital Resources

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash (used in)/ provided by operating activities	451,738	(349,550)	161,863	24,525
Net cash provided by/ (used in) investing activities	(262,494)	403,152	(109,056)	(16,524)
Net cash (used in)/ provided by financing activities	240,823	(111,335)	(9,529)	(1,444)
Effect of foreign currency exchange	(1,440)	(378)	(7,628)	(1,156)
Cash and cash equivalents at beginning of year	138,262	566,889	508,778	77,088
Cash and cash equivalents at end of year	566,889	508,778	544,428	82,489
Net (decrease)/ increase in cash and cash equivalents	428,627	(58,111)	35,650	5,401

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

Net cash provided by operating activities for the year ended December 31, 2010 was RMB161.9 million (US$24.5 million) which was mainly derived from the net income of RMB39.9 million (US$6.0 million), as adjusted by a reduction in prepaid expenses and other current assets of RMB30.7 million, an increase of RMB106.0 million in accounts payable, an increase of customer advances of RMB18.7 million and a decrease of RMB47.5 million in amount due to related parties. The decrease in prepaid expenses and other current assets was mainly due to the fact that the deposit we were required to make with CCTV in connection with the advertising time slots in 2011 for the Periodic China News Package program on CCTV-4 was reduced. The increase in accounts payable was mainly due to the fact that a majority of the media cost of the Daytime Advertising Package program in 2010 has not been settled. The payment of such media cost will only be made upon the request of CCTV. The increase in customer advances was mainly because we received more advances from customers for the advertising time slots in 2011. The decrease of amount due to related parties resulted from the fact that we ceased to obtain advertising time slots from FTP in 2010.

Net cash used in the operating activities for the year ended December 31, 2009 was RMB349.5 million, which was derived from net income of RMB86.5 million, as adjusted primarily by adding back a decrease of RMB14.0 million in accounts receivable and by deducting a decrease of RMB280.0 million in accounts payable, a decrease of RMB88.0 million in amount due to related parties, a decrease of RMB54.8 million in customer advances and an increase of RMB29.5 million in prepaid expenses and other current assets. The decrease in accounts receivable resulted from the successful collections of fees from certain advertising clients. The significant decrease of accounts payable reflected the fact that we made significant amounts of payments to CCTV for advertising fees owed to CCTV for the past three years. The decrease in amount due to related parties resulted from our payments to FTP for the advertising time slots on CCTV programs we secured through FTP. The decrease in customer advances was mainly due to the fact that we did not obtain the advertising time slots for the 2010 Chinese New Year Gala program and for certain programs on CCTV-2 and CCTV-4 in 2010 and as a result, we did not receive any advances from our customers relating to such advertising time slots. The increase in prepaid expenses and other current assets primarily resulted from the deposit we were required to make with CCTV in connection with the advertising time slots in 2010 for the Periodic China News Package on CCTV-4 that we obtained.

Net cash provided by operating activities for the year ended December 31, 2008 was RMB451.7 million, which was derived from net income of RMB110.4 million, as adjusted primarily by adding back an increase of RMB211.5 million in accounts payable, an increase of RMB169.2 million in amount due to related parties, an increase of RMB9.0 million in accrued expenses and other current liabilities, a decrease of RMB24.5 million in customer advances, an increase of RMB14.0 million in prepaid expenses and other current assets and an increase of RMB9.1 million in accounts receivable. The increase in accounts payable reflected the increase of our unpaid advertising fees to CCTV. The increase in amount due to related parties resulted mainly from our transactions with FTP regarding the newly added television programs. The significant increase of accrued expenses and other current liabilities reflected the increase in customer security deposits as the number of its customers significantly increased in 2008 and the increase in accruals for professional services fees and dividend withholding tax. The decrease in customer advances was mainly due to the absence of a customer’s one-off transaction to place prime time advertisement on CCTV in 2008, which occurred in 2007. The significant increase in prepaid expenses and other current assets reflected the increase of the deposits we made to CCTV in connection with our more active participation in the CCTV’s prime time advertising auction and bidding events, as well as the increase in deferred business tax arising from our unpaid media fees. The increase in accounts receivable resulted from our increased uncollected fees from a small number of advertising clients.

Cash flow from investing activities

Net cash provided by investing activities was RMB109.1 million (US$16.5 million) for the year ended December 31, 2010. These activities included the purchase of a short-term investment fund of RMB70.0 million from a PRC financial institution, and the payment of RMB32.5 million in connection with a property purchase agreement entered into in 2008.

Net cash provided by investing activities was RMB403.2 million for the year ended December 31, 2009. We redeemed the short-term investment funds of RMB420.0 million from a PRC financial institution to satisfy the payment obligations to CCTV with respect to historical unpaid media fees. In addition, we also received proceeds of RMB6.6 million from the short-term investment funds issued by a PRC financial institution. We used RMB23.5 million to pay for certain fixed assets, which principally included the office premises purchased from a related party.

Net cash used in investing activities was RMB262.5 million in the year ended December 31, 2008. We used RMB280.0 million in purchasing short-term investment funds offered by domestic banks and received RMB9.2 million of proceeds from such investment. We purchased short-term investment funds to derive a higher return on our cash balance than we had previously earned from bank deposits. Short-term funds are offered by domestic banks that in turn invest in government bonds, central bank bills, corporate bonds or commercial paper. We also received RMB15.0 million of proceeds from disposing of the long- term investments that we had held on behalf of UIAL’s shareholder and his immediate family, which we repaid to the shareholder’s immediate family.

Cash flow from financing activities

Our net cash used in financing activities for the year ended December 31, 2010 was RMB9.5 million (US$1.4 million), which we used to repurchase our ordinary shares in the fourth quarter of 2010.

Net cash used in our financing activities was RMB111.3 million in the year ended December 31, 2009. We paid dividends of RMB96.3 million to our shareholders and we paid cash of RMB15.0 million to satisfy our payment obligation for a 30% equity interest in Universal we acquired from a related party in 2008.

Our net cash provided by financing activities was RMB240.8 million in the year ended December 31, 2008, primarily consisting of RMB287.7 million of proceeds we received from the issuance of ordinary shares in our initial public offering, which were primarily offset by RMB29.2 million in dividends paid to our shareholders and RMB15.0 million in repayment of the proceeds from disposing of the long-term investments that we had held on behalf of UIAL’s shareholder and his immediate family.

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

Our capital expenditures, consisting of purchase of property and equipment, were RMB55.9 million, RMB1.3 million and RMB6.5 million (US$0.98 million) for the years ended December 31, 2008, 2009 and 2010, respectively. The capital expenditures in 2008 were mainly made to purchase our office premises that we previously leased. The capital expenditures in 2009 and 2010 were mainly for the purchase of fixed assets. We expect to incur capital expenditures of up to RMB20.0 million in 2011, which will be used primarily to television program and TV series production.

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

C.        Research and Development

 Not applicable.

D.        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the periods from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of any trends, uncertainties or events for the first quarter ended March 31, 2011, see “Item 8. Financial Information — B. Significant Changes.”

E.        Off-Balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.        Tabular Disclosure of Contractual Obligations

Operating lease commitments

We entered into certain leasing arrangements relating to the lease of our office premises. Rental expense under operating leases for the years ended December 31, 2008, 2009 and 2010 were RMB3.6 million, RMB0.1 million and RMB0.8 million, respectively.

As at December 31, 2010, we had commitments under non-cancellable operating leases to make minimum payments as follows:

Within 1 year	RMB211,023
After 1 year but within 5 years	RMB189,544
After 5 years	-
Total	RMB400,567

Operating fixed or guaranteed payment contracts

We expect to continue to enter into contracts in the future for advertising time slots for programs on CCTV-4, for which CCTV typically requires the payment of a fixed amount of media fees. For 2011, we have obtained the advertising time slots for the Periodic China News Package on CCTV-4. Under the new contract, we are required to pay CCTV approximately RMB73.5 million for such time slots. As at December 31, 2010, we had paid RMB7.4 million to CCTV as security deposits and advances.

On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB1.0 million in the second year and RMB2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

Capital and other commitments

We did not have any significant capital and other commitments as of December 31, 2010.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of May 31, 2011.

Name	Age	Position / Title
Shengcheng Wang	57	Chairman and Chief Executive Officer
Julie Zhili Sun	43	Director and Chief Financial Officer
Haiyan Xing	39	Director and Executive General Manager
Liping He	52	Independent Director
Jianmin Qu	63	Independent Director
Xingzhao Liu	48	Independent Director
Yong Chen	54	Independent Director
Zhenheng Huo	47	Vice President
Shuo Cheng	33	Vice President
Xingyu Zhang	43	Vice President
Weitao Xu	36	Vice President
Guanning Liang	31	Financial Controller

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

Ms. Julie Zhili Sun joined our company in March 2008. Ms. Sun was appointed to our board of directors on April 9, 2008 and became our chief financial officer on December 31, 2010. Ms. Sun was a director of investment banking at Polaris Securities (Hong Kong) Limited between 2005 and 2008, and an associate director of corporate finance at HSBC in 2004. Between 1997 and 2004, she was a senior associate at BNP Paribas Asia Limited. Ms. Sun received her master’s degree from the University of Houston and bachelor’s degree from Nanjing Normal University. Ms. Sun is also an independent non-executive director of Yueshou Environmental Holdings Limited, an SEHK-listed company.

Ms. Haiyan Xing is our director and executive general manager and joined our company in 2003. Ms. Xing is responsible for managing the overall business operations at our company. Prior to 2003, she was employed at a television network and a number of advertising companies and accumulated extensive experience in office administration and human resources management. Ms. Xing received her bachelor’s degree in Chinese Literature from Capital Normal University in China.

Dr. Liping He is an independent director of our company and was elected as an independent director on November 20, 2010. Dr. He is currently a professor of Department of Finance at the School of Economics and Public Administration, Beijing Normal University, where he has been a professor since 2001. His study specializes in the reform of China’s financial system, macroeconomics and international finance. Dr. He has been a member of the China Economy 50 Persons Forum since 1998. He has been frequently involved with research and policy consulting work for various government departments and international financial institutions in China, including the People’s Bank of China, the PRC Ministry of Finance, and the Asian Development Bank, among others. Dr. He received a master’s degree in World Economics from the Chinese Academy of Social Sciences in 1987, and a Ph.D in Economics from the School of Oriental and African Studies at the University of London in 1996. He was a visiting scholar at Cambridge University in England from 1989 to 1990. Prior to joining Beijing Normal University, Dr. He worked at the China Institute of Finance and Banking, and from 2002 to 2003, he was a Fulbright Visiting Scholar to the Graduate School of Business at Columbia University in New York.

Mr. Jianmin Qu is an independent director of our company. Mr. Qu is currently a vice chairman of China Association of National Advertisers and an independent director of China Aviation Cultural Development Co., Ltd. Mr. Qu was the director of the Advertising Division of China’s State Administration for Industry and Commerce from 1998 to 2006. Mr. Qu holds a master’s degree in Economic Law from Beijing University.

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

Executive Officers

Mr. Zhenheng Huo is a vice president of Universal and is in charge of television program planning, production and promotion. Prior to joining our company in 2011, Mr. Huo was deputy director of CCTV-1 responsible for planning, producing and reviewing a number of popular television programs, including “First Cartoon Park”, “Wonderful Moment”, “Man and Nature”, “Animal World”, “World Art”, and “Collection of Today’s Stories”. Mr. Huo was also responsible for identifying, purchasing and broadcasting a number of programs on CCTV-1. Mr. Huo has over 23 years of experience in the television industry. Mr. Huo received his bachelor’s degree in Radio and Television Administration from Beijing Radio College (now known as China Media University) in 1987.

Mr. Shuo Cheng is our vice president in charge of sales and marketing. Mr. Cheng joined us in 2003 as a media resource manager and was promoted to deputy general manager in 2006. Between 2002 to 2003, Mr. Cheng worked as a media resource manager at Mass Communications International Advertising Co., Ltd. He was a sales representative at DHL Sinotrans International Air Courier Ltd. from 2000 to 2001. Mr. Cheng received his bachelor’s degree in Economics from Renmin University in China.

Mr. Xinyu Zhang is our vice president in charge of accounting, treasury management and budgetary control. Mr. Zhang joined our company in 2003 and has worked as an accountant or accounting manager at a number of advertising or media companies since 1997. Mr. Zhang received his bachelor’s degree in Accounting from Capital Economic and Trade University in China.

Mr. Weitao Xu is our vice president in charge of the media relationship. Mr. Xu joined us in 2003 and worked as a manager and subsequently a director for the media relationship. Prior to joining us, Mr. Xu worked at a number of other advertising companies. Mr. Xu received his bachelor’s degree in Graphic Design from China Central Academy of Fine Art.

Mr. Guanning Liang is our financial controller. Prior to joining our company in January 2011, Mr. Liang was the finance manager of GCL-Poly, an SEHK-listed company, and senior finance manager of its subsidiary GCL Solar from 2008 to 2010. Mr. Liang has over six years of experience in KPMG as audit manager. Mr. Liang received a bachelor’s degree in Business Administration from Sun Yat-Sen University in 2002. Mr. Liang is a member of the Association of Chartered Certified Accountants.

B.        Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2010, we paid aggregate cash compensation of RMB10.3 million (US$1.6 million) to our directors and executive officers, respectively. For options granted to our officers and directors, see “—2008 Equity Incentive Plan.”

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

The share options granted under the 2008 equity incentive plan vest over four years and have a term of ten years. Some of the share options are subject to certain performance conditions. The grant date of performance-based share options is determined to be the date when performance targets are set because a mutual understanding of the key terms and conditions have not been reached until then.

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

On February 21, 2009, our board of directors resolved to offer to the holders of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the last 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of our stock options accepted the offer by February 27, 2009. As a result of this modification a total of RMB1.8 million (US$0.3 million) additional share-based compensation expense will be amortized over the remaining vesting period of 3 years and 4 months since March 1, 2009.

The annual increase in the number of ordinary shares available for issuance was 14,327,500 shares in 2010 and 15,766,647 shares in 2011. As of the date of this annual report, an aggregate of 65,863,426 shares are available for future issuance under our 2008 equity incentive plan.

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

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this annual report, taking into account the modification described in the preceding paragraph, under the 2008 equity incentive plan:

Name	Ordinary Shares Underlying Outstanding Options	Ordinary Shares Exercisable*	Exercise Price (US$/Share)	Grant Date	Expiration Date
Shengcheng Wang	7,310,210	3,872,022	0.066	July 1, 2008	July 1, 2018
	6,710,663	-	0.078	April 1,2011	July 1,2018
Julie Zhili Sun	3,655,104	1,936,011	0.066	July 1, 2008	July 1, 2018
	3,356,730		0.078	April 1,2011	July 1,2018
Haiyan Xing	609,184	322,669	0.066	July 1, 2008	July 1, 2018
	559,459		0.078	April 1,2011	July 1,2018
Shuo Cheng	487,348	258,135	0.066	July 1, 2008	July 1, 2018
Xinyu Zhang	609,184	322,669	0.066	July 1, 2008	July 1, 2018
Weitao Xu	116,963	61,952	0.066	July 1, 2008	July 1, 2018
Guanning Liang	1,395,000	-	0.078	April 1,2011	July 1, 2018
Other employees and consultant as a group	2,137,856	1,153,212	0.066	July 1, 2008	July 1, 2018
Total	26,947,701	7,926,670	0.066	July 1, 2008	July 1, 2018

*
A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2011. The actual number of share options that can be vested on July 1, 2011 may be different from our estimate.

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

Share Repurchase Program

On September 30, 2010, we announced that the board of directors had approved a share repurchase program, under which we may repurchase up to US$6.0 million worth of our issued and outstanding ADSs. Any repurchase will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. The timing and extent of any repurchases are dependent upon market conditions, the trading price of ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended. As of May 31, 2011, we had repurchased 943,200 ADSs (representing 28,296,000 ordinary shares), of which 798,600 ADSs (representing 23,958,000 ordinary shares) have been cancelled and the remaining shares are to be cancelled as soon as practicable.

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

Audit Committee

Our audit committee consists of Messrs. Liping He, Yong Chen, Xingzhao Liu and Jianmin Qu. Mr. Liping He has the accounting and financial management expertise required under the NYSE Listed Company Manual. All of our audit committee members satisfy the “independence” requirements of the Listed Company Manual. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Xingzhao Liu, Yong Chen, Liping He and Jianmin Qu, all of whom satisfy the “independence” requirements of the NYSE Listed Company Manual. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Jianmin Qu, Chen Yong, Liping He and Xingzhao Liu and the committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.        Employees

As of December 31, 2008, 2009 and 2010, we had 130, 143 and 126 full-time employees, respectively. The following table sets forth the number of our staff by area of business as of December 31, 2010:

	Number of employees	Percentage
Sales, marketing and customer services	52	41.3%
Production	30	23.8%
Strategy, media relationship and market research	13	10.3%
Management and administration	31	24.6%
Total number of employees	126	100.0%

We offer our employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2008, 2009 and 2010 was RMB1.4 million, RMB2.0 million and RMB2.3 million (US$0.35 million), respectively.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of May 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Shengcheng Wang(2)	564,020,873	71.2
Julie Zhili Sun	*	*
Haiyan Xing	*	*
Liping He	—	—
Jianmin Qu	—	—
Xingzhao Liu	—	—
Yong Chen	—	—
Shuo Cheng	*	*
Weitao Xu	*	*
Xinyu Zhang	*	*
Zhenheng Huo	—	—
Guanning Liang	*	*
All Directors and Executive Officers as a group	576,947,701	72.8
Principal Shareholders:
Shengcheng Wang(2)	564,020,873	71.2

*	Upon exercise of all share options exercisable within 60 days of May 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)
Percentage of beneficial ownership of each listed person is based on 765,665,020 ordinary shares outstanding as of May 31, 2011 as well as the estimated number of ordinary shares underlying share options exercisable by such person within 60 days of May 31, 2011. A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2011. The actual number of share options that can be vested on July 1, 2011 may be different from our estimate. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2008 Equity Incentive Plan.”

(2)
Consists of (a) 14,020,873 ordinary shares that are issuable upon the exercise of options by Mr. Shengcheng Wang within 60 days of May 31, 2011; (b) 440,000,000 ordinary shares owned by Happy Indian Ocean Limited and (c) 110,000,000 ordinary shares owned by Arctic Spring Limited. Happy Indian Ocean Limited is the record holder of 440,000,000 ordinary shares. Arctic Spring Limited is the record holder of 110,000,000 ordinary shares. Mr. Shengcheng Wang has the right to vote in respect of the 440,000,000 ordinary shares owned by Happy Indian Ocean Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Happy Indian Ocean Limited and China Mass Media Corp. Mr. Shengcheng Wang also has the right to vote in respect of the 110,000,000 ordinary shares owned by Arctic Spring Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Arctic Spring Limited and China Mass Media Corp. Mr. Shengcheng Wang has no direct or indirect equity interests in either Happy Indian Ocean Limited or Arctic Spring Limited. Both Happy Indian Ocean Limited and Arctic Spring Limited are part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Wang and his family. Mr. Shengcheng Wang may be deemed to be the beneficial owner of the ordinary shares owned by Happy Indian Ocean Limited and Arctic Spring Limited under the U.S. securities law.

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

Transactions with FTP

FTP is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. FTP is not controlled by our company, Mr. Shengcheng Wang or his immediate family members.

In December 2007, we entered into a framework agreement with FTP under which we obtained a right of first refusal with respect to any advertising time slots that FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years. Once FTP notifies us that it has obtained the advertising right to a specific television program, we are required to inform FTP within seven days of our receipt of such notice whether we choose to exercise our right of first refusal. If we decide to exercise our right of first refusal for specific programs, we and FTP will enter into a separate agency contract in connection with such programs.

Under this framework agreement, in each of 2008 and 2009, we entered into agency contracts with FTP to obtain the exclusive advertising rights to the First News program on CCTV Channel 2 and a number of programs on CCTV Channel 4. For the Channel 2 program, we were required to meet the minimum sales target set by CCTV and pay a fee to FTP equal to a certain percentage of the premium we charge to advertising clients over the agreed price with CCTV. For the Channel 4 programs, we were required to pay the fixed amount of advertising revenues agreed with CCTV plus a fee to FTP, and we retained any remaining amount generated from our sales as our commissions. The payments were made at the end of each quarter of the year or at a time designated by FTP. The advertising revenues and fees we paid to FTP under these two contracts amounted to RMB211.5 million in 2008 and RMB296.6 million in 2009. In 2010, we entered into a supplemental contract with FTP, pursuant to which we paid RMB300,000 to FTP as agency fees.

In January 2008, we entered into a lease agreement with FTP for part of its office space at a rent of approximately RMB1.9 million per year, for a term of ten years. In December 2008, we purchased all such office space from FTP at its fair market value as determined by an independent real estate valuation company in the amount of RMB52.6 million. In January 2009, we entered into a lease agreement with a term of one year with FTP pursuant to which FTP leased from us part of our office space at a rent of RMB493.4 thousand. In January 2010, the lease agreement is automatically renewed for an indefinite term unless and until terminated by either party to the lease agreement.

We also entered into an asset leasing agreement with FTP relating to the lease by FTP to us of certain fixed assets of FTP. The lease was for a period from December 1, 2007 to December 31, 2010, which would be automatically extended if no objection is raised by either party. The net book value of the subject assets was RMB350,477 as of December 31, 2010. The aggregate rent was RMB103,000 for the three years ended December 31, 2010. There was no indication of terminating the agreement at the end of 2010 and thus it has been extended automatically.

Transactions with Mr. Zhiyi Wang

In January 2008, we entered into a lease with Mr. Zhiyi Wang, the father of our chairman and chief executive officer, with respect to an office space for a term of ten years at a rent of approximately RMB1.9 million per year. In December 2008, we purchased such properties from Mr. Zhiyi Wang at their fair market value as determined by an independent real estate valuation company.

Under a custody arrangement, UIAL had held personal cash and investment funds on behalf of the shareholder of UIAL and his immediate family, in its own bank account. In February 2008, such arrangement was terminated and the account balance of approximately RMB15.0 million was transferred back to the shareholder and his immediate family.

Asset Transfer Agreement between Mass Media and Universal

Under an asset transfer agreement between Mass Media and Universal, dated December 29, 2007, Mass Media transferred to Universal certain of its assets relating to the television advertising business for RMB21.6 million, including fixed assets and copyrights to over 100 public service announcements Mass Media has produced. Mass Media also agreed to transfer the relevant trademarks used in the business to Universal when the Trademark Bureau approves the trademark applications. The remaining assets and liabilities of Mass Media, including liabilities owed to CCTV in an amount of RMB368.2 million relating to advertising revenues generated for CCTV and the cash needed to settle those liabilities in an amount of RMB370.8 million as of December 31, 2007, were retained by Mass Media. Effective from December 31, 2007, Mass Media is no longer part of our company and is not involved in our continued business operations.

In the year ended December 31, 2008, we provided advertising agency services to Mass Media’s clients under the three remaining contracts of Mass Media that had not been transferred to us, for which we charged a fee of RMB2.0 million.

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

ITEM 8.        FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

We have included the consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we may be involved in legal proceedings, both as plaintiff and as defendant, arising in the ordinary course of our business. We do not expect any of these claims or actions, individually or in the aggregate, to have a material adverse effect on our business, results of operations or financial condition.

On February 25, 2010, Yu Jia, a former employee of Universal, filed an application to Beijing Xicheng District Labor Arbitration Committee (“Xicheng Arbitration Committee”) against Universal, alleging that she was unfairly dismissed from the post of media purchase director of Universal on January 29, 2010 and claiming: (1) salary differences for the two-month period between December 2009 and January 2010 in the amount of RMB48,526.68 plus relevant compensation of 25% of such amount, and (2) reinstatement to her original duty from that date. On January 20, 2011, Xicheng Arbitration Committee ruled in favor of Yu on both claims and Universal Beijing shall pay Yu RMB281,532.23 in total. On January 31, 2011, Universal Beijing Branch filed a lawsuit to Beijing Xicheng District Court against the arbitration ruling made by Xicheng Arbitration Committee and the case is currently pending on court ruling.

In March 2010, Universal filed an action against Beijing Shidai Charm Advertising Company Limited, or Beijing Shidai Charm, for outstanding advertising fees in an amount of RMB3.6 million and related interest of approximately RMB0.5 million in connection with certain advertising time slots we sold to Beijing Shidai Charm on the 2008 Chinese New Year Gala program on CCTV. The trial court and the appeal court held in favor of Universal. In May 2010, Beijing Yida Charm Advertising Co., Ltd., or Beijing Yida Charm, an affiliate of Beijing Shidai Charm, filed an action against Universal, alleging that Universal failed to pay them certain promotion and advertising services fee in an amount of RMB3.6 million, and won the case at both trial and appeal levels. In June 2011, Universal entered into a tripartite settlement agreement with Beijing Shidai Charm and Beijing Yida Charm under which all three parties agreed to waive all rights and obligations under the aforementioned agreements and the court decisions, and no party shall pursue any further claims against any other parties.

Except as disclosed in this annual report, we are not currently a party to any material legal proceeding. To our knowledge, there are no material legal proceedings threatened against us.

Dividend Policy

We declared cash dividends of approximately RMB125.53 million in 2008 and did not declare any dividend in 2009.

In May 2010, our board of directors declared a special stock dividend of 71,637,500 additional ordinary shares of our company for the financial year ended December 31, 2009. The special dividend was approved by an ordinary resolution of the shareholders of the company at an extraordinary general meeting on July 19, 2010. Each holder of our ordinary shares as of June 16, 2010, or the share record date, was entitled to receive one additional ordinary share for every ten ordinary shares held as of the share record date. Each holder of our ADSs as of the ADS record date was entitled to receive one ADS for every ten ADSs held as of the ADS record date and we distributed this special stock dividend in January 2011.

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

B.       Significant Changes

In the first quarter of 2011, our total net revenues were RMB50.9 million, a decrease of 9.1% from the first quarter of 2010 and a decrease of 32.8% from the fourth quarter of 2010; our operating income was RMB13.1 million, a decrease of 5.7% from the first quarter of 2010 and a decrease of 53.7% from the fourth quarter of 2010; and our net income was RMB8.3 million, a decrease of 17.9% from the first quarter of 2010 and a decrease of 56.3% from the fourth quarter of 2010. In the same period, the net cash inflows from operating activities were RMB34.8 million, a decrease of 13.7% from net cash inflows from operating activities of RMB40.3 million in the first quarter of 2010 and an increase of 34.2% from the fourth quarter of 2010.

The decrease in our net revenues, operating income and net income in the first quarter of 2011 from one year earlier was primarily due to the decrease in our average sales price as a result of the intense price competition in the advertising market, and our revenues from advertising agency services declined despite the increase in our utilization rate. The squential decrease was primarily because the fourth quarter is the traditional peak season for our business.

ITEM 9.        THE OFFER AND LISTING

A.       Offering and Listing Details.

Our ADSs, each representing 30 of our ordinary shares, have been listed on NYSE Arca since August 4, 2008 under the symbol “CMM.”

On August 25, 2009, we transferred the listing of our ADSs from NYSE Arca to NYSE.

The following table provides the high and low trading prices for our ADSs on NYSE Arca or NYSE, as the case may be, for (1) each year of 2008, 2009 and 2010, (2) each quarter in 2008(from August 4, 2008), 2009, 2010 and 2011, and (3) each of the past six months.

	Share Price
	High	Low
Annually
2008 (From August 4, 2008)	6.50	1.41
2009	6.85	1.40
2010	3.55	1.13
Quarterly
First Quarter 2009	2.93	1.40
Second Quarter 2009	6.85	1.78
Third Quarter 2009	6.00	3.20
Fourth Quarter 2009	4.71	2.40
First Quarter 2010	3.80	2.63
Second Quarter 2010	3.08	1.13
Third Quarter 2010	3.02	1.64
Fourth Quarter 2010	3.55	2.30
First Quarter 2011	3.28	2.24
Monthly
December 2010	3.55	1.69
January 2011	3.28	2.24
February 2011	2.71	2.38
March 2011	2.67	2.33
April 2011	2.34	1.76
May 2011	1.87	1.40
June 2011 (through June 24)	1.46	1.22

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

Our shareholders conditionally adopted our fifth amended and restated memorandum and articles of association on July 19, 2010, which will become effective upon the listing of our ordinary shares on SEHK. We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below. Some material provisions of our fifth amended and restated memorandum and articles of association and of the Company Law are summarized as below.

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

PRC Taxation

Foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains on the sale and other disposition of our ADSs or ordinary shares, if such income is sourced from within the PRC. Under the new EIT law, which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in the British Virgin Islands, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. Moreover, even if we are classified as a PRC resident enterprise, it remains unclear whether the dividends payable by us, a Cayman Islands company, and gains on the sale and other disposition of our ADSs or ordinary shares will be regarded as income from sources within the PRC.

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

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

PFIC

We believe that we were a PFIC for the taxable year ending December 31, 2010 and it is possible that we may be a PFIC for the current taxable year. Our status for the current taxable year will be based in part on the average value of our assets as determined based on the price of the ADSs and our ordinary shares. Our actual PFIC status for the current taxable year ending December 31, 2011 will not be determinable until the close of the current taxable year ending December 31, 2011. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include ADSs or ordinary shares) may be required to report information relating to such assets, subject to certain exceptions. You should consult your tax advisor regarding the effect, if any, of this reporting requirement on your ownership and disposition of ADSs or ordinary shares.

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

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar and its value has appreciated significantly against the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall within a narrow band per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

Fees and Payments from the Depositary to Us

From January 1, 2010 to December 31, 2010, we received from the depositary a reimbursement of US$34,229.92, for our expenses incurred in connection with the maintenance of the ADS program. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the maintenance of the ADSs program in the future. The amount of such reimbursements is subject to certain limits.

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

As of May 31, 2011, we spent an aggregate of US$0.9 million of the net proceeds to expand our advertising production capability and US$2.2 million on working capital and other general corporate purposes.

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

Our company’s management, including our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management, including our chief executive officer and our chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of internal control over financial reporting as of December 31, 2010, as stated on page F-2 of the Report of Independent Registered Public Accounting Firm.

Changes in Internal Controls

There were no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Liping He, who is one of our independent directors under the applicable rules of the Securities and Exchange Commission and NYSE, is an audit committee financial expert within the meaning of the rules of the Securities and Exchange Commission. See “Item 6. Directors, Senior Management and Employees.”

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

	Year Ended December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Audit fees(1)	7,969,828	7,500,000	1,136,364
Audit-related fees(2)	–	3,600,000	545,455
Tax fees(3)	–	–	–
All other fees(4)	–	–	–

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the services relating to the company’s listing on the SEHK for the year ended December 31, 2010.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS	ADSs Purchase as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs

November 1 through November 30, 2010	106,700	2.49	265,910	5,734,090
December 1 through December 31, 2010	355,300	3.30	1,172,948	4,561,142
January 1 through January 31, 2011	115,100	3.03	349,187	4,211,955
February 1 through February 28, 2011	122,500	2.55	312,473	3,899,482
March 1 through March 31, 2011	99,000	2.55	252,157	3,647,325
April 1 through April 30, 2011	74,400	2.13	158,453	3,488,872
May 1 through May 31, 2011	70,200	1.77	124,094	3,364,778
Total	943,200	2.79	2,635,222	3,364,778

(1)	On September 30, 2010, we announced that our board of directors had approved a share repurchase program, under which we may repurchase up to US$6.0 million worth of our issued and outstanding ADSs.
(2)	Our ADS to ordinary share ratio is one ADS for 30 ordinary share.

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

ITEM 18. FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

1.2**	Fifth Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

1.3	Fourth Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

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

4.22*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Ever Kingdom Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.23*	Preferred Share Conversion Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited and China Mass Media International Advertising Corp.

4.24**	Form of 2010 Share Option Scheme

8.1	List of Subsidiaries of China Mass Media Corp.

11.1*	Code of Business Conduct and Ethics of China Mass Media Corp.

12.1	CEO Certification pursuant to Rule 13a-14(a)

12.2	CFO Certification pursuant to Rule 13a-14(a)

13.1	CEO Certification pursuant to Rule 13a-14(b)

13.2	CFO Certification pursuant to Rule 13a-14(b)

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Incorporated by reference to our registration statement on Form F-1 (File No. 333-152305) filed with the Securities and Exchange Commission, as declared effective on August 4, 2008.

**	Incorporated by reference to our annual report on Form 20-F (File No. 001-34132) filed with the Securities and Exchange Commission on August 31, 2010, as amended.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mass Media Corp.

/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer

Date: June 29, 2011

CHINA MASS MEDIA CORP.

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mass Media Corp.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of China Mass Media Corp. and its subsidiaries at December 31, 2010, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2010 and 2009).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
June 29, 2011

CONSOLIDATED BALANCE SHEETS
		December 31,
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					See Note 2 (v)
Assets
Current assets:
Cash and cash equivalents	2(c), 15	566,889,261	508,778,014	544,427,828	82,489,065
Restricted cash	2(d)	—	—	10,000,000	1,515,151
Short-term investments	2(e), 4, 15	500,000,000	80,000,000	150,000,000	22,727,273
Notes receivable		—	1,937,450	5,892,690	892,832
Accounts receivable, net	2(f), 3(c), 5	14,367,193	375,568	991,024	150,155
Prepaid expenses and other current assets	6	68,301,523	66,560,752	41,794,343	6,332,476
Deposit paid to a related party	18	1,000,000	—	—	—
Total current assets		1,150,557,977	657,651,784	753,105,885	114,106,952

Property and equipment, net	2(g), 7	57,261,208	55,464,401	58,602,500	8,879,167
Total assets		1,207,819,185	713,116,185	811,708,385	122,986,119
Liabilities and shareholder’s equity
Current liabilities:
Accounts payable		330,085,426	50,446,460	156,494,604	23,711,304
Customer advances	2(j)	75,422,483	20,657,147	39,311,493	5,956,287
Dividend payable		96,335,115	—	—	—
Accrued expenses and other current liabilities	8	13,765,090	17,776,049	24,804,884	3,758,316
Taxes payable	9(a)	51,958,677	20,519,899	29,238,039	4,430,006
Amount due to related parties	18	252,209,794	127,068,624	53,237,048	8,066,219
Total current liabilities		819,776,585	236,468,179	303,086,068	45,922,132
Total liabilities		819,776,585	236,468,179	303,086,068	45,922,132
Commitments and contingencies	17	—	—	—	—
Shareholder’s equity:
Ordinary shares (US$0.001 par value; 900,000,000 shares authorized as of December 31, 2008; 3,000,000,000 shares authorized as of December 31, 2009 and 2010; 716,375,000 issued and outstanding as of December 31, 2008 and 2009; 788,332,360 issued and outstanding as of December 31, 2010	11	4,893,500	4,893,500	5,381,321	815,352

Additional paid-in capital		330,214,330	332,354,066	361,736,018	54,808,488
Repurchased Shares to be cancelled, at cost (nil as of December 31, 2008 and 2009; 13,860,000 shares as of December 31, 2010)	11	—	—	(9,529,124)	(1,443,807)
Statutory reserves	13(b)	25,000,000	25,000,000	25,000,000	3,787,879
Retained earnings		27,934,770	114,400,440	126,034,102	19,096,076
Total shareholder’s equity		388,042,600	476,648,006	508,622,317	77,063,988
Total liabilities and shareholder’s equity		1,207,819,185	713,116,185	811,708,385	122,986,119

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					See Note 2(v)
Revenues:	2(i)
Advertising agency services		334,052,626	397,279,413	222,298,472	33,681,587
Advertisement production and sponsorship services		34,934,895	30,304,634	34,151,752	5,174,508
Total revenues		368,987,521	427,584,047	256,450,224	38,856,095
Less: business tax		(16,005,683)	(16,021,579)	(13,046,869)	(1,976,798)
Total net revenues		352,981,838	411,562,468	243,403,355	36,879,297
Operating costs and expenses:
Cost of revenues		(40,199,803)	(40,239,024)	(127,654,373)	(19,341,572)
Cost of revenues — media fees to a related party	18(b)	(163,200,000)	(230,000,000)	—	—
Sales and marketing expenses		(8,204,365)	(17,362,444)	(16,993,454)	(2,574,766)
General and administrative expenses		(24,486,814)	(33,193,760)	(35,832,156)	(5,429,115)
Total operating costs and expenses		(236,090,982)	(320,795,228)	(180,479,983)	(27,345,453)
Operating income		116,890,856	90,767,240	62,923,372	9,533,844
Interest and investment income	16	15,102,846	9,494,036	5,257,307	796,562
Other (expense) / income, net		(1,441,420)	532,325	(6,765,851)	(1,025,129)
Income before tax		130,552,282	100,793,601	61,414,828	9,305,277
Income tax expense	9(b)	(20,138,650)	(14,327,931)	(21,522,126)	(3,260,928)
Net income		110,413,632	86,465,670	39,892,702	6,044,349
Attributable to :
Equity holders of the Company		110,413,632	86,465,670	39,892,702	6,044,349
Net income allocated to participating preferred shares		(9,751,329)	—	—	—
Net income available to ordinary shareholders		100,662,303	86,465,670	39,892,702	6,044,349
Earnings per ordinary share, basic and diluted	10	0.17	0.11	0.05	0.01
Earnings per ADS, basic	10	5.12	3.29	1.52	0.23
Earnings per ADS, diluted	10	5.12	3.28	1.52	0.23
Shares used in calculating earnings per ordinary share, basic	10	589,764,324	788,012,500	787,181,901	787,181,901
Shares used in calculating earnings per ordinary share, diluted	10	589,764,324	789,860,806	788,662,085	788,662,085
Shares used in calculating earnings per ADS, basic	10	19,658,811	26,267,083	26,239,397	26,239,397
Shares used in calculating earnings per ADS, diluted	10	19,658,811	26,328,694	26,288,736	26,288,736

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Repurchased
			Series A			Shares to be
			Convertible		Additional	Cancelled,				Total
	Share Capital		Preferred Shares		Paid-in	at Cost		Statutory	Retained	Shareholder’s
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Reserve	Earnings	Equity
		RMB		RMB	RMB		RMB	RMB	RMB	RMB
Balance at January 1, 2008	412,400,000	2,812,149	87,600,000	597,343	46,700,503	—	—	18,450,237	60,154,571	128,714,803
Deemed distribution in connection with the Reorganization (Note 1(b))	—	—	—	—	(4,446,259)	—	—	—	(10,553,741)	(15,000,000)
Conversion of preferred shares (Note 11)	87,600,000	597,343	(87,600,000)	(597,343)	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (Note 1(a))	216,375,000	1,484,008	—	—	311,349,019	—	—	—	—	312,833,027
Issuance cost (Note 1(a))	—	—	—	—	(25,088,362)	—	—	—	—	(25,088,362)
Share-based compensation (Note 14)	—	—	—	—	1,699,429	—	—	—	—	1,699,429
Net income	—	—	—	—	—	—	—	—	110,413,632	110,413,632
Appropriation of earnings to statutory reserve (Note 13(b))	—	—	—	—	—	—	—	6,549,763	(6,549,763)	—
Dividends declared (Note 12)	—	—	—	—	—	—	—	—	(125,529,929)	(125,529,929)
Balance at December 31, 2008	716,375,000	4,893,500	—	—	330,214,330	—	—	25,000,000	27,934,770	388,042,600
Share-based compensation (Note 14)	—	—	—	—	2,139,736	—	—	—	—	2,139,736
Net income	—	—	—	—	—	—	—	—	86,465,670	86,465,670
Balance at December 31, 2009	716,375,000	4,893,500	—	—	332,354,066	—	—	25,000,000	114,400,440	476,648,006
Stock dividends (Note 11)	71,637,500	485,702	—	—	27,773,338	—	—	—	(28,259,040)	—
Share-based compensation (Note 14)	—	—	—	—	1,478,226	—	—	—	—	1,478,226
Ordinary shares issued upon exercise of employee stock options (Note 14)	319,860	2,119	—	—	130,388	—	—	—	—	132,507
Repurchase of ordinary shares to be cancelled (Note 11)	—	—	—	—	—	13,860,000	(9,529,124)	—	—	(9,529,124)
Net income	—	—	—	—	—	—	—	—	39,892,702	39,892,702
Balance at December 31, 2010	788,332,360	5,381,321	—	—	361,736,018	13,860,000	(9,529,124)	25,000,000	126,034,102	508,622,317

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
					See Note 2 (v)
Cash flows from operating activities:
Net income		110,413,632	86,465,670	39,892,702	6,044,349
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation expense		1,045,357	3,074,157	3,324,151	503,659
Interest income		(9,772,000)	(5,994,921)	(3,819,737)	(578,748)
Exchange loss		1,440,592	363,439	7,628,472	1,155,829
Share-based compensation		1,699,429	2,139,736	1,478,226	223,974
Gain on disposals of property and equipment		—	—	(281,912)	(42,714)
Changes in assets and liabilities:
Notes receivable		—	(1,937,450)	(3,955,240)	(599,279)
Accounts receivable		(9,067,862)	13,991,625	(615,456)	(93,251)
Prepaid expense and other current assets		(13,963,074)	(29,448,793)	30,701,202	4,651,697
Amount due from a related party		(1,000,000)	1,000,000	—	—
Accounts payable		211,538,660	(279,638,966)	106,048,144	16,067,901
Customer advances		(24,463,189)	(54,765,336)	18,654,346	2,826,416
Accrued expenses and other current liabilities		9,010,938	4,010,959	7,028,835	1,064,975
Taxes payable		5,693,062	(857,216)	3,279,672	496,920
Amount due to related parties		169,162,446	(87,952,669)	(47,500,000)	(7,196,970)
Net cash provided by / (used in) operating activities		451,737,991	(349,549,765)	161,863,405	24,524,758
Cash flows from investing activities:
Net proceeds from (purchase of) / redemption short-term investments with terms of three months or less		(280,000,000)	420,000,000	(70,000,000)	(10,606,061)
Proceed from sale of long-term investments held on behalf of shareholder		15,037,390	—	—	—
Purchase of property and equipment		(6,685,021)	(23,451,242)	(32,807,388)	(4,970,816)
Proceed from disposal of property and equipment		—	—	301,300	45,652
Increase in restricted cash		—	—	(10,000,000)	(1,515,152)
Gain on sale of investment		9,153,918	6,602,921	3,450,093	522,741
Net cash (used in) / provided by investing activities		(262,493,713)	403,151,679	(109,055,995)	(16,523,636)
Cash flows from financing activities:
Net proceeds from issuance of ordinary shares upon IPO		287,744,663	—	—	—
Decrease of investment held on behalf of shareholder	18(b)	(15,043,236)	—	—	—
Cash distributed in connection with the Reorganization	1(b)	—	(15,000,000)	—	—
Cash payment for fixed assets transferred in connection with the Reorganization		(2,683,208)	—	—	—
Dividends distributed	12	(29,194,814)	(96,335,115)	—	—
Repurchase of ordinary shares to be cancelled		—	—	(9,529,124)	(1,443,807)
Net cash (used in) / provided by financing activities		240,823,405	(111,335,115)	(9,529,124)	(1,443,807)
Effect of exchange rate changes on cash and cash equivalents		(1,440,592)	(378,046)	(7,628,472)	(1,155,829)
Net increase / (decrease) in cash and cash equivalents		428,627,091	(58,111,247)	35,649,814	5,401,487
Cash and cash equivalents at beginning of the year		138,262,170	566,889,261	508,778,014	77,087,578
Cash and cash equivalents at end of the year		566,889,261	508,778,014	544,427,828	82,489,065
Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes		8,669,897	16,201,167	14,272,177	2,162,451
Dividend declared but not paid	12	96,335,115	—	—	—
Purchase of property and equipment included in amounts due to related parties		51,000,000	—	—	—
Conversion of Series A convertible prefer shares into ordinary shares		597,343	—	—	—
Stock dividend distribution		—	—	28,259,040	4,281,673

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE FINANCIAL INFORMATION

1	Organization, principle activities and reorganization

(a)	Organization and principle activities

The Company, formerly known as China Mass Media International Advertising Corp., was incorporated under the Companies Law (2010 Revision) of the Cayman Islands on November 13, 2007 as a company with limited liability. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is an investment holding company and currently conducts its business through Universal International Advertising Co., Ltd. (“Universal”), an operating subsidiary in the People’s Republic of China (the “PRC” or “China”) established in August 2006.

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

The Group is principally engaged in advertising agency services, in which the Group purchases and sells advertising time slots on leading national television channels, including 5 channels of China Central Television (“CCTV”), to its customers to allow them to reach a large audience across China and provides advertisement production and public service announcement sponsorship services to its customers (the “Listing Business”).

On August 7, 2008, the Company completed its initial public offering (“US IPO”) on the New York Stock Exchange ARCA (“NYSE Arca”) where 7,212,500 American Depositary Bank Shares (“ADSs”), representing 216,375,000 ordinary shares, were sold at a price US$6.80 per ADS (or US$0.23 per ordinary share). The net proceeds from the US IPO after deducting commissions and US IPO costs were approximately RMB 287.7 million.

In January 2009, Universal International Advertising Limited (“UIAL”), a subsidiary of the Company, established a subsidiary, namely Mass Universal Film Production (Hong Kong) Limited, formerly known as Greatwall Film Production (Hong Kong) Limited, in Hong Kong for the purpose of securing potential television program production related business opportunities outside PRC.

In August 2009, the Company’s ADSs listing venue was transferred from NYSE Arca to NYSE.

(b)	Reorganization

Prior to the consummation of the Reorganization, Universal was 70% owned by UIAL, a British Virgin Islands (“BVI”) company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”), a PRC domestic holding company owned by Mr. Shengcheng Wang’s immediate family members. In connection with the US IPO of the Company on NYSE Arca, the Group reorganized its corporate and shareholding structure (the “Reorganization”). In November 2007, the Company was established by Mr. Shengcheng Wang in the Cayman Islands in anticipation of a listing on New York Stock Exchange. Thereafter, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to the Company, and UIAL became a wholly owned subsidiary of the Company. In June 2008, UIAL agreed to complete the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This payment was recorded as a distribution to shareholder in 2008 and made in 2009.

In addition, as part of the Reorganization, Universal entered into a series of agreements with Mass Media and its employees to ensure all the key business elements of Mass Media were assumed by Universal by December 30, 2007, including the transfer of substantially all equipment and copyrights for public service announcements of Mass Media in exchange for cash consideration of RMB21,562,056. Since Mass Media and Universal are commonly controlled by Mr. Shengcheng Wang and his immediate family members, the transaction has been accounted for as a transaction between commonly controlled entities. Historical assets and liabilities and results of operations of Mass Media have been included in the historical financial information of the Group for all the periods presented up to December 30, 2007. The consideration paid over carrying value of the transferred assets was RMB19,107,567, and is part of the total cash consideration of RMB21,562,056 that is included in the RMB41,485,618 distribution to shareholders.

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

2	Summary of Significant Accounting Policies

(a)	Basis of preparation and consolidation

The significant accounting policies applied in the preparation of the financial information are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial information of the Group has been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial information has been prepared to reflect the Reorganisation of a business under common control, in which certain companies comprising the Group are ultimately controlled by the Mr. Shengcheng Wang and his immediate family members. Accordingly, the Reorganisation has been accounted for as a reorganisation of business under common control in a manner similar to a pooling of interests.

The consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity of the Group for the Relevant Periods include the financial information of the companies comprising the Group as a result of the Reorganisation as if the current group structure had been in existence throughout the Relevant Periods or since their respective dates of incorporation. The financial information of Mass Media was also included in the financial information of the Group up to December 30, 2007 as it formed an integral part of the Listing Business and it was under common control of Shengcheng Wang and his immediate family members.

Subsidiary companies are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

(b)	Use of estimates

The preparation of the consolidated financial information in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reported periods. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial information mainly include the estimation of amounts to be recognized as revenues, allowances for doubtful accounts, tax provision and economic useful lives of property and equipment.

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits with fixed rate of interest with a term of three months or less at banks.

(d)	Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. Restricted cash of RMB10,000,000 as of December 31, 2010 represents a deposit made for incorporating a subsidiary of Universal. As required by relevant government authorities, to incorporate a company in China, capital amount for incorporating the company needs to be deposited and kept in a specified bank account. Upon receiving the approval or denial from the relevant government authorities, the restriction on the bank deposit will be released.

(e)	Short-term investments

Short-term investments include investment funds with no fixed term or with terms less than one year. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholder’s equity. Realized gains or losses are charged to the consolidated statements of operations during the period in which the gain or loss is realized. The Group recognized gains of RMB9,772,000, RMB5,994,921 and RMB3,819,737 from the available-for-sale investments for the years ended December 31, 2008, 2009 and 2010, respectively. There was no material unrealized gain (loss) at the end of each reporting period presented.

The Group considers available evidence, including the duration and extent to which declines in fair value of the available-for-sale investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. If the decline is considered other than temporary, the unrealized loss is recorded as other expense in the consolidated statements of operations. For each period presented, the Company did not record any charges to write down investments.

(f)	Allowances for doubtful accounts

The Group provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for doubtful accounts charged to the consolidated statements of operations amounted to RMB4,319,808 and RMB2,187,830 for the years ended December 31, 2008 and 2009, respectively. In 2010, a recovery of bad debt provision amounting to RMB2,493,558 was made to the consolidated statements of operations after the Group successfully collected a outstanding receivable from a client. In addition, a subsequent write-off of bad debt provision amounting to RMB 3,600,000 was made to the consolidated balance sheets when the Group reached a settlement agreement with Shidai Charm and Yida Charm where all parties agreed to waive all rights and obligations under the agreements and the relating courts' rulings. See Note19 “Subsequent Events”. Accounts receivable are stated net of such provisions.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computers and electronic equipment	3 years
Office equipment	5 years
Office furniture	5 years
Vehicles	5 years
Office property	37.5 –38.5 years

Repairs and maintenance costs are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statements of operations upon disposal.

(h)	Impairment of long-lived assets

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

(i)	Revenue recognition

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

The Group has adopted the net presentation for business tax (“BT”) and related surcharges pursuant to ASC 605-45, “Revenue Recognition: Principal Agent Considerations”, i.e., BT and related surcharges are excluded from the net revenues. BT and related surcharges are approximately 8% (increased to 8.5% starting from December 1, 2010) of the net amount between gross revenue received/receivable from the advertisers less media fee paid/payable to the media vendor.

Revenues presented in the consolidated statements of operations include revenues from advertising agency services, and production and sponsorship services.

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

The Group has arranged its customers’ advertisements on the regular daily programs advertising time slots on CCTV-1 and CCTV-2 and annual Chinese New Year Gala program (CCTV ceased to grant the Group the advertising right to the 2010 Chinese New Year Gala program). The Group generally is not obligated to pay the media fees until it has sold the time slots to its customers. In these cases, the Group records the net amounts of gross billings to customers less media fees as revenues on the date of broadcast in accordance with the guidance in ASC 605-45 because the Group believes that the media supplier, not the Group, is the primary obligor and undertakes the majority of the risks and rewards in these arrangements.

In order to obtain exclusive access to the CCTV-4 news related programs advertising time slots, starting from 2008, the Group purchases those CCTV-4 advertising time slots for a fixed media cost and attempts to sell the time slots to its customers. The Group believes it undertakes the majority of the risks and rewards in these arrangements. Therefore, revenues are recognized at gross billings to customers in accordance with the guidance from ASC 605-45 on the date of broadcast of their advertisements. Cost of purchasing the advertising time slots from the media supplier is recorded to cost of revenues over the period the time slots are broadcast on a straight line basis. The CCTV-4 revenues recognized at gross billing were approximately RMB 149.6 million, RMB 164.3 million and RMB 112.3 million for the years ended December 31, 2008, 2009 and 2010 respectively.

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

(j)	Customer advances

From time to time, the Group receives advances from customers for the advertising agency service fees, advertisement production and sponsorship service fees and media fees to be paid to the media suppliers. These advances are usually refundable to the customers if the media suppliers are unable to deliver the broadcast services.

(k)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

(l)	Purchase commitments

The Group evaluates purchase commitments, including commitments made under guaranteed minimum or fixed payment contracts, for future losses and will accrue for any losses during the period in which such losses are anticipated.

(m)	Foreign Currency Translation

The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.

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

Under the Enterprise Income Tax Law (the “New EIT Law”) adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise is subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The BVI, where UIAL is incorporated, does not have such tax treaty with the PRC. This 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary reduces the Group’s net income in accordance with ASC 740-30, “Income Taxes: Other Considerations or Special Areas”. It is the Company’s intention to permanently reinvest part of the earnings made by the Group’s PRC foreign-invested enterprise. Starting from January 1, 2008, the Group has accrued 10% withholding tax on those earnings from China operations that the Group has no intention to permanently reinvest.

(o)	Comprehensive income

The Group has adopted the provision of ASC 220, “Comprehensive Income”. ASC 220 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. ASC 220 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency transaction, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by the consolidated financial information.

(p)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term investments, accounts payable, accrued expenses and other current liabilities. As of December 31, 2008, 2009 and 2010, the carrying values of cash and cash equivalents, notes receivable, accounts receivable, short-term investments, accounts payable, accrued expenses and other current liabilities approximate their fair values.

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

The Black-Scholes option pricing model is used to determine the fair value of share options. The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behaviour, risk-free interest rates and expected dividends.

(t)	Fair value measurements

The Group adopted ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amounts of the Group’s cash and cash equivalents, restricted cash and short-term investments approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities.

(u)	Recently issued accounting standards

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU 2010-06 requires new disclosures for significant transfers in and out of Level 1 and 2 fair value measurements and descriptions of the reasons for the transfer, and for level 3 fair value measurements new disclosures will require entities to present information separately for purchases, sales, issuances, and settlements. ASU 2010-06 also updates existing disclosures by providing fair value measurement disclosures for each class of assets and liabilities and disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The new disclosures and clarifications on existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchase, sales, issuances, and settlements in the roll forward activity for Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The new disclosure requirements will not have a material impact on the Group’s consolidated financial information.

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in ASC 718, Compensation — Stock Compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. This amendment is not expected to have a material impact on the Group’s financial position, results of operations or cash flows. In July 2010, the FASB issued an accounting standards update that enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For non-public entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. Since the Group does not have financial receivable as defined in the standard, its adoption is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

(v)	Convenience translation

Translations of amounts in the consolidated balance sheets and consolidated statements of operations and of cash flows as of and for the year ended December 31, 2010, from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.6, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2010. No representation is made that the RMB amount could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.

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

No customer represents more than 10% of the Group’s consolidated revenues for any of the periods presented.

(c)	Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Group adopts a conservative approach in cash flow management with an objective to maintain sufficient cashflow to cover its total expenses and not to engage in any highly leveraged or speculative derivative products. In the event that there is idle cash, the Group will invest in short term products offered with listed PRC financial institutions to earn better interest income than placing into saving accounts and the Board considers that the credit risk in respect of those short terms investment are very low.

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

4	Short-term Investments

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Short-term investments:
Investment funds — unlisted	500,000,000	80,000,000	150,000,000

The fair value of above short-term investments approximately equal to their carrying value and the unrealized gains and losses were immaterial as of December 31, 2008, 2009 and 2010.

At December 31, 2010, the Group has invested RMB 150,000,000 (December 31, 2009, RMB 80,000,000; December 31, 2008, RMB500,000,000) into certain investment funds issued by Industrial and Commercial Bank of China. These investment funds invest in highly rated government bonds, bank notes, financial bonds and inter-bank short-term financial instruments. The Group’s investment in these investment funds mature within three months.

5	Accounts Receivable, Net

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Accounts receivable, gross	18,687,001	6,883,206	1,405,104
Allowance for doubtful accounts	(4,319,808)	(6,507,638)	(414,080)
Accounts receivable, net	14,367,193	375,568	991,024

The movement of the allowance for doubtful accounts receivable for the years ended December 31, 2008, 2009 and 2010 are as below:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Beginning of the period	—	(4,319,808)	(6,507,638)
Additions	(4,319,808)	(4,035,920)	—
Recoveries	—	1,848,090	2,493,558
Write-offs	—	—	3,600,000
End of the period	(4,319,808)	(6,507,638)	(414,080)

6	Prepaid Expenses and Other Current Assets

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Bidding and agency deposits to CCTV	16,005,000	37,064,000	10,543,000
Deferred business tax and related surcharges	41,315,128	10,733,566	16,166,210
Prepayment for advertising time slots	—	8,623,096	4,604,154
Capitalized project cost	7,457,063	2,701,267	4,202,896
Interests receivable	786,740	751,617	1,004,055
Advances to staff	1,687,876	3,760,306	65,600
Prepayment for share repurchase (Note 11)	—	—	3,716,276
Others	1,049,716	2,926,900	1,492,152
Total	68,301,523	66,560,752	41,794,343

7	Property and Equipment, Net

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Computers and electronic equipment	709,685	1,175,560	1,590,637
Office equipment	173,556	778,459	795,240
Office furniture	99,658	306,230	304,945
Vehicles	4,714,560	4,714,560	10,238,139
Office property (Note 18(b))	52,610,000	52,610,000	52,610,000
Total	58,307,459	59,584,809	65,538,961
Less: accumulated depreciation	(1,046,251)	(4,120,408)	(6,936,461)
Net book value	57,261,208	55,464,401	58,602,500

The depreciation expenses for property and equipment were RMB1,045,357, RMB3,074,157 and RMB3,324,151 for the years ended December 31, 2008, 2009 and 2010, respectively.

8	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Deposits from customers	5,638,510	4,821,658	6,806,392
Accrued professional fees	2,928,152	5,214,163	4,250,666
Accrued production fees	1,686,583	1,845,577	805,000
Deferred withholding income tax liabilities	2,263,171	2,955,794	6,623,152
Accrued payroll	424,642	1,954,314	5,126,314
Others	824,032	984,543	1,193,360
Total	13,765,090	17,776,049	24,804,884

9	Taxation

(a)	Taxes payable

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Income tax payable	9,175,580	6,609,723	10,192,314
Business tax and related surcharges payable	42,623,211	13,568,058	18,720,924
Other taxes payable	159,886	342,118	324,801
Total	51,958,677	20,519,899	29,238,039

(b)	Income tax
The Company was incorporated in the Cayman Islands and only has operations in the PRC.

Components of income before income taxes are as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Income before taxes	130,552,282	100,793,601	61,414,828
Loss from non PRC operation	5,352,609	12,888,391	21,077,531
Income from the PRC operation	135,904,891	113,681,992	82,492,359
Income tax expenses applicable to the PRC operation	20,138,650	14,327,931	21,522,126
Effective tax rate for PRC operations	14.8%	12.6%	26.1%

Cayman Islands and BVI

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands tax will be imposed.

The subsidiary in British Virgin Islands under the International Business Companies Act of the British Virgin Islands is exempted from payment of British Virgin Islands income tax.

China

On January 1, 2008, the New EIT Law, which unifies the statutory income tax rate of enterprises in China to 25%, became effective. In accordance with the New EIT Law, there was a transition period for enterprises, which received preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transit to the new tax rate within five years after the effective date of the New EIT Law. During the transition period, the preferential tax rates for operations within Shenzhen Special Economic Zone (“SZSEZ”) are 18%, 20%, 22%, 24% and 25% for the years ended December 31, 2008, 2009 and 2010 and years ending December 31, 2011 and 2012, respectively. In addition, the tax holiday grandfathering provision allowed enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Universal continued to enjoy a 50% tax reduction from the preferential tax rate for the years ended December 31, 2008 and 2009. From 2010 to 2012, Universal’s tax rate transits from the preferential rates to the new uniform tax rate of 25%. Accordingly, the tax rates for Universal’s operations within SZSEZ were 9%, 10% and 22% for the years ended December 31, 2008, 2009 and 2010, respectively. The tax rates for Universal’s operations outside of SZSEZ were 12.5% for the years ended December 31, 2008 and 2009 and 25% for the year ended December 31, 2010.

As described in Note 2(n), under the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise is subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Accordingly, the Group accrued 10% withholding tax, amounted to RMB5,398,047, RMB 2,274,872 and RMB 1,885,677 respectively, on net income attributable to UIAL, the foreign investor of Universal, which arose in 2008, 2009 and 2010 that is not indefinitely reinvested. Unrecognized deferred withholding tax liability related to undistributed earnings considered to be indefinitely reinvested was RMB3,491,264, RMB 9,116,114 and RMB 13,516,028 as of December 31, 2008, 2009 and 2010 respectively. No withholding taxes were accrued for the profits accumulated up to December 31, 2007. There were no material deferred tax assets or liabilities other than those related to undistributed earnings that will not be indefinitely reinvested.

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	Year ended December 31,
	2008	2009	2010
Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday	-12.5%	-12.5%	—
Effect of preferential tax rate for operations in SZSEZ	-1.7%	-1.3%	-1.5%
Effect of withholding income tax in relation to net income attributable to foreign investor of the PRC operation	4.0%	2.0%	2.3%
Difference between enacted tax rate and current tax rate	—	-0.8%	0.1%
Permanent book-tax differences	—	0.2%	0.2%
Effective tax rate	14.8%	12.6%	26.1%

The aggregate amount and per share effect of the benefit of the tax holiday are as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
The aggregate dollar effect	16,988,111	14,210,249	—
Per share effect, basic and diluted	0.03	0.02	—

Hong Kong

No provision has been made for Hong Kong profits tax as the Group did not earn any taxable income subject to Hong Kong profits tax for the periods presented.

(c)	Business tax (“BT”) and related surcharges

The Group is subject to BT and related surcharges levied on advertising services in China, which are approximately 8% (increased to 8.5% starting from December 1, 2010) of certain net or value added advertising revenues. Deferred business tax and related surcharges assets are recognized when the tax invoice has not been received from the media suppliers for the media fees accrued. Upon receipt of the tax invoice from the media suppliers, the deferred business tax and related surcharges assets are offset against the business tax and related surcharges payable.

10	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share as retroactively adjusted for all periods presented for the 1 for 10 stock dividends declared by the Board on May 22, 2010 (Note 11):

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net income	110,413,632	86,465,670	39,892,702
Net income allocated to participating Series A convertible preferred shares	(9,751,329)	—	—
Net income available to ordinary shareholders	100,662,303	86,465,670	39,892,702
Numerator for computing earnings per ordinary share, basic and diluted	100,662,303	86,465,670	39,892,702
Numerator for computing earnings per preferred share, basic and diluted	9,751,329	—	—
Denominator:
Weighted average shares outstanding used in computing basic earnings per ordinary share	589,764,324	788,012,500	787,181,901
Effect of dilutive share options for ordinary shares	—	1,848,306	1,480,184
Weighted average shares used in computing diluted earnings per ordinary share	589,764,324	789,860,806	788,662,085
Weighted average preferred shares outstanding used in computing basic and diluted earnings per preferred share	57,131,476	—	—
Weighted average shares used in computing basic earnings per ADS	19,658,811	26,267,083	26,239,397
Effect of dilutive share options for ADS	—	61,611	49,339
Weighted average shares used in computing diluted earnings per ADS	19,658,811	26,328,694	26,288,736
Earnings per ordinary share, basic and diluted	0.17	0.11	0.05
Earnings per preferred share, basic and diluted	0.17	—	—
Earnings per ADS, basic	5.12	3.29	1.52
Earnings per ADS, diluted	5.12	3.28	1.52

For the year ended December 31, 2008, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were approximately 40,637,000.

11	Shareholders’ equity

Ordinary Shares

The Company was authorized to issue 900,000,000 ordinary shares and 100,000,000 preferred shares, at par value of US$0.001 per share upon inception. On November 13, 2007 the Group issued 1,000 ordinary shares to Mr. Shengcheng Wang, for cash consideration of US$0.001 (adjusted for the effect of the share split on July 18, 2008).

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

Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into investment agreements with a group of third parties and sold the preferred shares at US$ 60 million.

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

Accordingly, all shares and per share amounts in the accompanying consolidated financial information have been revised on a retroactive basis to reflect the effect of the issuances on November 13, 2007, March 6, 2008 and June 16, 2008.

On July 23, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into an agreement to repurchase all the preferred shares for US$60 million plus one month of interest at an annual rate of 8.0%. None of the repurchase cost was borne by the Company. The existing shareholders controlled by Mr. Shengcheng Wang agreed to convert all the existing preferred shares into ordinary shares upon completion of the Company’s US IPO.

On August 7, 2008, the Company completed its US IPO where 7,212,500 ADS, representing 216,375,000 ordinary shares, were sold at a price of US$6.80 per ADS (or US$0.23 per ordinary share). Upon completion of US IPO, all outstanding preferred shares were automatically converted into 87,600,000 ordinary shares.

On December 10, 2009, at the Company’s annual general meeting of shareholders, shareholders approved the increase of the Company’s authorized share capital divided into 3,000,000,000 shares of a par value of US$0.001 each.

Stock Dividend

On May 22, 2010, the Board declared the distribution of a dividend in form of issuing new fully paid ordinary shares (“New Shares”) at the rate of one New Share for every 10 existing issued ordinary shares held by any shareholder whose name appears on the register of members of the Company at the close of business on June 16, 2010. The issuance of no more than 71,637,500 ordinary shares, par value US$0.001 per share, of the Company as a stock dividend was approved at its extraordinary general meeting of shareholders held on July 19, 2010.

The dividend was paid in the form of additional ordinary shares on December 31, 2010. The number of options and exercise price of all options issued and outstanding has been adjusted to prevent dilution caused by this stock dividend to holders of stock options as approved by the Board of Directors (Note 14). The Group has retroactively adjusted basic and diluted earnings per share for all periods presented to reflect this stock dividend.

Share Repurchase to be cancelled

On September 27, 2010, the Board approved a share repurchase program. Under the terms of this program, the Company may repurchase and cancel up to US$6.0 million worth of its issued and outstanding ADSs by and before November 1, 2011. Any repurchase will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades. The timing and extent of any repurchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable laws. As of December 31, 2010, the Company has repurchased 462,000 ADSs (13,860,000 ordinary shares) with the amount of US$ 1.4 million, which have been cancelled as at the Latest Practicable Date.

12	Dividends

Year ended December 31,
2008
RMB
Cash dividend declared and paid
Cash dividend declared and paid attributable to earnings from the previous periods	29,194,814
Subtotal	29,194,814
Cash dividend declared but unpaid
Cash dividend declared but unpaid at December 31, 2008 (paid in 2009) attributable to earnings from the period	28,213,880
Cash dividend declared but unpaid at December 31, 2008 (paid in 2009) attributable to earnings from the previous periods	68,121,235
Subtotal	96,335,115
Total cash dividend declared during the year	125,529,929
Dividends declared per ordinary share	0.19

No cash dividend was declared in 2009 and 2010. Refer to Note 11 for stock dividend declared in 2010.

13	Mainland China Contribution Plan and Profit Appropriation

(a)	China contribution plan

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

Universal is required to make appropriations to reserves, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the Board of Directors. Statutory surplus reserve and discretionary surplus reserve are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. The Group had appropriated RMB6,549,763, nil, and nil to the statutory surplus reserve for the years ended December 31, 2008, 2009 and 2010 for Universal in accordance with the PRC GAAP.

14	Share-based Compensation

On July 1, 2008, the Company adopted an equity incentive plan (the “2008 Equity Incentive Plan”). The 2008 Equity Incentive Plan provided for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of ordinary shares that may be issued under the plan is 50,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 2% of the outstanding ordinary shares on the first day of a fiscal year or such lesser amount as determined by the board of directors. The share options granted vest over 4 years and have a contractual term of 10 years. Some of the share options are subject to certain performance conditions. The grant date of performance based share options is determined to be the date when performance targets are set because a mutual understanding of the key terms and conditions have not been reached until then.

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

On February 21, 2009, the Company’s board of directors resolved to offer to the holders of stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of the Company reported on NYSE Arca in the last 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of stock options accepted the offer by February 27, 2009. As a result of this modification, a total of RMB 1.8 million (US$ 0.3 million) additional share-based compensation expense will be amortized over the remaining vesting period of 3 years and 4 months since March 1, 2009. The option activities for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Balance at January 1, 2008	—		—	—		—
Granted on July 1, 2008	42,891,000	US$	0.685	6.25 years
Forfeited	(2,254,000)	US$	0.685	6.25 years
Balance at December 31, 2008	40,637,000	US$	0.685	5.75 years		—
Modification	(25,813,625)		—
Granted on December 31, 2009	1,516,750	US$	0.0726	6.25 years
Forfeited	(912,916)	US$	0.0726	5.75 years
Balance at December 31, 2009	15,427,209	US$	0.0726	4.75 years	RMB	1,580,100
Granted on June 30, 2010	45,000	US$	0.0726	6 months
Increase due to declaration of stock dividend (Note 11)	1,486,071	US$	0.066	4.25 years
Granted on December 31, 2010	1,437,425	US$	0.066	3.75 years
Exercised	(319,860)	US$	0.066
Forfeited	(1,574,025)	US$	0.066	4.75 years
Balance at December 31, 2010	16,501,820	US$	0.066	3.75 years	RMB	4,553,610
Vested and expected to vest at December 31, 2010	16,216,524	US$	0.066	3.75 years	RMB	4,468,373
Exercisable at December 31, 2010	9,217,345	US$	0.066	3.75 years	RMB	2,543,488

Valuation of Stock Options

The fair value of options granted under the 2008 Equity Incentive Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2008	2009	2010
Expected term (in years)	6.25	4.75	4
Expected volatility	50%	60%	60%
Risk-free interest rate	3.49%	2.53%	1.52%
Expected dividend yield	6%	6.73%	6.73%

The expected term represents the weighted average period of time that share-based awards granted are expected to be outstanding.

The expected volatility of 50% in 2008 was based on the average volatility of several comparable U.S. listed companies in the advertising industry. Since the Company did not have a trading history at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The expected volatility of 60% in 2009 and 2010 was estimated based on historical volatility.

Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards. The Company anticipates to distribute 20-30% of its annual earnings as cash dividends in the foreseeable future.

Compensation Costs

For the years ended December 31, 2008, 2009 and 2010, the Company recognized share-based compensation expenses in the Company’s consolidated statements of operations for the share options granted to directors and employees in accordance with ASC 718 and for the share options granted to consultants in accordance with ASC 505-50. The total compensation costs have been recognized on a straight line basis over the requisite service period for each separately vesting portion of the award.

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	33,757	432,876	318,912
Sales and marketing	221,166	516,512	317,734
General and administrative	1,444,506	1,190,348	841,580
Total	1,699,429	2,139,736	1,478,226

As of December 31, 2010, there was RMB0.7 million (December 31, 2009: RMB2.3 million; December 31, 2008: RMB4.4 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 1.5 years (December 31, 2009: 2.5 years; December 31, 2008 3.5 years). When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

Level 1 — Inputs are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs are defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Inputs are defined as unobservable inputs for the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with ASC 820, the Group measures its cash equivalents, restricted cash and investment funds at fair value. The Group’s cash equivalents, restricted cash and investment funds are classified within Level 2. This is because its cash equivalents, restricted cash and investment funds are valued using the estimated value of cash equivalents, restricted cash and investment funds when realized provided by the banks, discounted using estimated risk-free interest rate.

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at reporting date using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	20,000,000	—	20,000,000	—
Restricted cash
Restricted deposit	10,000,000	—	10,000,000	—
Short term investments:
Investment funds	150,000,000	—	150,000,000	—
	180,000,000	—	180,000,000	—

	Fair value measurement at reporting date using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	40,000,000	—	40,000,000	—
Short term investments:
Investment funds	80,000,000	—	80,000,000	—
	120,000,000	—	120,000,000	—

	Fair value measurement at reporting date using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	438,349,411	—	438,349,411	—
Short term investments:
Investment funds	500,000,000	—	500,000,000	—
	938,349,411	—	938,349,411	—

16	Interest and investment income

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interest income	5,330,846	3,499,115	1,437,570
Investment income	9,772,000	5,994,921	3,819,737
	15,102,846	9,494,036	5,257,307

17	Commitments and Contingencies

(a)	Operating lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were RMB 3,553,469, RMB 104,004 and RMB 772,939, respectively.

As at December 31, 2010, the Group has commitments under non-cancellable operating leases to make minimum payments as follows:

December 31, 2010
RMB
Within 1 year	211,023
After 1 year but within 5 years	189,544
Total	400,567

(b)	Other fixed or guaranteed payment contract

i)  On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB1.0 million in the second year and RMB2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

ii)  As of December 31, 2010, the Group had agreed to pay RMB 73.5 million to purchase the related advertising time slots of the CCTV-4 News at Periodic China News package in 2011. As at December 31, 2010, the Group had paid RMB 12.1 million of RMB 73.5 million to CCTV as security deposit and advances.

18	Related Party Transactions

(a)	The table below sets forth the major related parties and their relationships with the Group:

Related party’s name	Relationship with the Group

Mr. Zhiyi Wang	Father of Mr. Shengcheng Wang, controlling shareholder of the Group before the reorganization

Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”)	Shareholder of Mass Media (51%), under the control of Mr. Shengcheng Wang’s parents

Beijing Guang Er Gao Zhi Media Advertising Co., Ltd. (“Beijing Guang Er Gao Zhi”)	Under the control of Mr. Shengcheng Wang’s parents

Guang Er Gao Zhi Film and Television Production Co., Ltd. (“FTP”)	50% controlled by Beijing Guang Er Gao Zhi

Beijing Mass Media Web Media Co., Ltd. (“Beijing Mass Media Web Media”)	Under the control of Mr. Shengcheng Wang’s parents

Mass Media International Advertising Co., Ltd. (Mass Media)	Predecessor of Universal, which was excluded from the Group, effective from December 30, 2007

(b)	Details of significant related party transactions are as follows during the periods presented:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Lease office premise from Mr. Zhiyi Wang	1,735,646	—	—
Lease office premise from FTP	1,704,824	—	—
Purchase of advertising time slots from FTP	211,506,020	296,559,920	—
Provision of advertising services to FTP	3,786,800	—	—
Film production and advertising services to Mass Media	2,025,772	—	—
Purchase of remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi(2)	15,000,000	—	—
Purchase of office property from Mr. Zhiyi Wang	24,020,000	—	—
Purchase of office property from FTP	26,980,000	—	—
Lease office premise to FTP	—	493,440	493,440
Purchase advertising agency service from FTP	—	—	300,000
Sale of used vehicle to Beijing Mass Media Web Media	—	—	300,000
Lease office furniture and equipment from FTP	—	—	103,000

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

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Movement of shareholder’s cash and investment accounts / payable to shareholder, excluding effect of foreign currency exchange	(15,043,236)	—	—

According to the reorganization agreement, starting from January 1, 2008, Mass Media ceased all its advertising and film production operations. However, there were three advertisement production and sponsorship service contracts outstanding to be completed as at December 31, 2007, and the customers declined to sign another set of agreements with Universal as those projects were close to completion. In order to deliver uncompleted services, Mass Media engaged Universal as a service contractor and paid the net income earned from these service contracts, amounted to RMB2,025,772, to Universal as advertisement production and sponsorship service fees.

In June 2008, UIAL agreed to complete the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This amount was recorded as a distribution to shareholder.

(c)	Purchase of advertising time slots from FTP

In December 2007, the Group entered into a framework agreement with FTP, an advertising agency that has secured advertising rights relating to a number of television programs on CCTV. FTP is 50%-owned by CCTV and 50%-owned by Beijing Guang Er Gao Zhi. Beijing Guang Er Gao Zhi is controlled by the parents of Mr. Shengcheng Wang. Under the framework agreement, the Group has obtained the exclusive right from FTP to procure advertisers for the advertising time slots FTP has secured from CCTV, effective from January 1, 2008.

On January 22, 2008, Universal entered into an exclusive advertising service agency contract with FTP to secure exclusive access to some advertising time slots that FTP obtained from CCTV Channel 2 and Channel 4 and paid a guarantee deposit of RMB1,000,000 to FTP. For the year ended December 31, 2008, the purchase of advertising time slots on CCTV Channel 2 and Channel 4 from FTP was RMB48,306,020 and RMB163,200,000, respectively. For the year ended December 31, 2009, the purchase of advertising time slots on CCTV Channel 2 and Channel 4 from FTP was RMB66,559,920 and RMB230,000,000, respectively.

(d)	Details of amount due from/to related parties were as follows:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Due from FTP	1,000,000	—	—
Due to Mass Media (Note 1(b))	18,878,848	18,878,848	18,878,848
Accounts payable to FTP	194,544,236	108,189,776	34,358,200
Due to Mr. Zhiyi Wang	23,505,994	—	—
Due to Mr. Shengcheng Wang	280,716	—	—
Due to Shenzhen Guang Er Gao Zhi Co., Ltd.	15,000,000	—	—

The balances due from/to related parties are unsecured, non-interest bearing and have no fixed terms of payment.

19	Subsequent Events

(a) Stock options

On April 1, 2011, the Company’s board of directors resolved to award share options under the 2008 Equity Incentive Plan to certain executive officers and directors to purchase 15,478,625 ordinary shares of the Company at an exercise price of US$0.078 per share. The share options granted vest over 4 years and have a contractual term of 10 years. Certain share options are subject to certain performance conditions.

(b) Litigation with Charm

In March 2010, Universal initiated an action against a customer, Beijing Shidai Charm Advertising Co., Ltd. (“Shidai Charm”), a subsidiary of Charm, for outstanding advertising agent fees of RMB 3.6 million and interest of RMB 0.5 million based on a supplemental agreement dated June 30, 2009. In November 2010, Universal received the final ruling from relevant court in favour of Universal.

In May 2010, Beijing Yida Charm Advertising Co., Ltd (“Yida Charm”), another subsidiary of Charm, filed an action against Universal, alleging that Universal failed to pay them certain promotion and advertising services fee in an amount of RMB 3.6 million based on a supplemental agreement also dated June 30, 2009. In November 2010, Universal received the final ruling from relevant court in favour of Yida Charm.

In June 2011, Universal reached a settlement agreement with Shidai Charm and Yida Charm where all parties agreed to waive all rights and obligations under the aforementioned agreements and the relating courts' rulings. The Group subsequently wrote off the receivable from the outstanding advertising agent fees and interest, as well as the relating bad debt provision.

(c) Employee claim

On February 25, 2010, Yu Jia, a former employee of Universal, filed an application to Beijing Xicheng District Labor Arbitration Committee (“Xicheng Arbitration Committee”) against Universal Beijing Branch claiming: (1) salary differences for the two-month period between December 2009 and January 2010 in the amount of RMB48,526.68 plus relevant compensation of 25% of such amount; and (2) unfair dismissal from the post of media purchase director of Universal Beijing Branch on January 29, 2010 and reinstatement to her original duty from that date. On January 20, 2011, Xicheng Arbitration Committee ruled in favor of Yu on both claims and Universal Beijing shall pay Yu RMB281, 532.23 in total. On January 31, 2011, Universal Beijing Branch filed a lawsuit to Beijing Xicheng District Court against the arbitration ruling made by Xicheng Arbitration Committee.

The case is currently pending on court ruling. The Company does not expect the lawsuit will have any significant financial impact on the Company.

20	Additional Information — Condensed Financial Statements of the Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2010, RMB75,109,995 of the Group’s consolidated net assets was not available for distribution, representing approximately 14.8% of the Group’s consolidated net asset value. There were no undistributed retained earnings by the equity accounted investees in the consolidated retained earnings.