Form 20-F
period 2011-12-31
China Mass Media Corp.
filed 2012-04-30
CIK 1439229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2011

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

Fax: (8610) 8809-1088
Email: juliesun@chinammia.com
6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value US$0.001 per share	None
American depositary shares, each representing 300 ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the

Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the

Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of

December 31, 2011:

751,697,920 ordinary shares, par value US$0.001 per share

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

Part I

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 300 ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A preferred shares” are to our convertible series A preferred shares, par value US$0.001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share; and “US$,” “$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to China Mass Media Corp., or CMM, Universal International Advertising Limited, or UIAL, Mass Media and Universal International Advertising Co., Ltd., or Universal, and, up to December 31, 2007, Mass Media International Advertising Co., Ltd., or Mass Media.

Unless otherwise indicated, all share and per share information in this annual report gives effect to (i) the 1,000-for-one share split of our ordinary shares and series A preferred shares effected in the form of a grant of bonus shares on July 17, 2008, (ii) the distribution of stock dividend in January 2011, under which our shareholders received one additional ordinary share for every ten ordinary shares they held at the time of distribution, and (iii) the adjustment of the ratio of our ordinary shares to ADSs from 30:1 to 300:1 on November 28, 2011.

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and consolidated balance sheet data as of December 31, 2009, 2010 and 2011.

We completed the initial public offering of 7,212,500 ADSs, each representing 30 ordinary shares, on August 7, 2008. On August 4, 2008, we listed our ADSs on the New York Stock Exchange Arca, or NYSE Arca, under the symbol “CMM.” On August 25, 2009 we transferred the listing of our ADSs from NYSE Arca to the New York Stock Exchange, or the NYSE.

In March 2012, we received a notice from the staff of NYSE Regulation, Inc. (“NYSE Regulation”) confirming that NYSE Regulation has determined to commence proceedings to delist our ADSs from the NYSE on the grounds that we have fallen below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires our company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. The NYSE made public announcement of this decision on March 12, 2012. Trading in our ADSs on the NYSE was suspended on March 19, 2012. Our ADSs are currently quoted on the over-the-counter market.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our expectations regarding demand for our services;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, expenses, profits, earnings and other estimated financial information;

•	our plan to obtain additional advertising time slots from China Central Television, or CCTV, regional television networks and TV series;

•	our ability to develop our film and TV drama series businesses;

•	expected changes in CCTV’s advertising policies or practices;

•	competition in the PRC advertising market;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising market;

•	the recent global financial crisis and economic downturn; and

•	those other risks identified in “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected combined statements of operations data for the year ended December 31, 2007, selected consolidated statements of operations data for the year ended December 31, 2008, selected combined balance sheet data as of December 31, 2007 and selected consolidated balance sheet data as of December 31, 2008 have been derived from our audited combined and consolidated financial statements not included in this annual report. These combined and consolidated financial data have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm.

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

The basic and diluted earnings per share data for all periods presented below have been adjusted for the one-for-ten stock dividend distribution. The basic and diluted earnings per ADS for all periods presented below have been adjusted for the change of our ordinary share to ADS ratio from 30:1 to 300:1.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except for per share data)
Selected Combined/Consolidated Statement of Operations Data
Revenues:
Advertising agency services	202,637	334,053	397,279	222,298	185,320	29,444
Special events services	15,991	-	-	-	14,659	2,329
Production and sponsorship services	60,018	34,935	30,305	34,152	25,475	4,048
Total revenues	278,646	368,988	427,584	256,450	225,454	35,821
Less: business tax	(23,110)	(16,006)	(16,022)	(13,047)	(13,137)	(2,087)
Total net revenues	255,536	352,982	411,562	243,403	212,317	33,734
Operating costs and expenses:
Cost of revenues	(30,148)	(40,200)	(40,239)	(127,654)	(116,883)	(18,571)
Cost of revenues – media fees to a related party	-	(163,200)	(230,000)	-	-	-
Sales and marketing expenses	(5,600)	(8,204)	(17,362)	(16,994)	(20,139)	(3,200)
General and administrative expenses	(8,505)	(24,487)	(33,194)	(35,832)	(29,033)	(4,613)
Total operating costs and expenses	(44,253)	(236,091)	(320,795)	(180,480)	(166,055)	(26,384)
Operating income	211,283	116,891	90,767	62,923	46,262	7,350
Interest and investment income	10,774	15,103	9,494	5,257	13,747	2,184
Other income (expenses), net	(3,128)	(1,441)	533	(6,765)	(4,686)	(744)
Income before tax	218,929	130,553	100,794	61,415	55,323	8,790
Income tax expense	(10,619)	(20,139)	(14,328)	(21,522)	(40,290)	(6,402)
Net income	208,310	110,414	86,466	39,893	15,033	2,388
Net income allocated to participating preferred shares	(36,496)	(9,752)	-	-	-	-
Net income available to ordinary shareholders	171,814	100,662	86,466	39,893	15,033	2,388
Earnings per ordinary share, basic and diluted	0.38	0.17	0.11	0.05	0.02	0.003
Earnings per ADS, basic	113.6	51.2	32.9	15.2	5.9	0.94
Earnings per ADS, diluted	113.6	51.2	32.8	15.2	5.9	0.94
Dividends declared per share	0.40	0.19	-	-	0.48	0.07667
Shares used in calculating earnings per ordinary share, basic	453,640	589,764	788,013	787,182	758,715	758,715
Shares used in calculating earnings per ordinary share, dilute	453,640	589,764	789,861	788,662	759,516	759,516
Shares used in calculating earnings per ADS, basic	1,512	1,966	2,627	2,624	2,529	2,529
Shares used in calculating earnings per ADS, diluted	1,512	1,966	2,633	2,629	2,532	2,532

	As of December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Combined/Consolidated Balance Sheet Data
Cash and cash equivalents	138,262	566,889	508,778	544,428	111,713	17,749
Total current assets	385,450	1,150,558	657,652	753,106	407,037	64,672
Total non-current assets	18,092	57,261	55,464	58,603	57,216	9,090
Total assets	403,542	1,207,819	713,116	811,708	464,253	73,762
Total current liabilities	274,827	819,777	236,468	303,086	314,178	49,918
Total liabilities	274,827	819,777	236,468	303,086	314,178	49,918
Total shareholder’s equity	128,715	388,042	476,648	508,622	150,075	23,844
Total liabilities and shareholder’s equity	403,542	1,207,819	713,116	811,708	464,253	73,762
Ordinary Shares	2,812	4,874	4,894	5,381	5,133	815

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate as of December 30, 2011 as set forth in H.10 statistical release of the Federal Reserve Board, which was RMB 6.2939 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the exchange rate as published by the Federal Reserve Board was RMB6.3080 to US$1.00.

The following table sets forth information regarding the noon buying rate in Renminbi per U.S. dollar for the periods indicated.

	Exchange Rate (1)
Period	Period End	Average (2)	High	Low
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

CCTV is the main television network from which we currently obtain advertising time. We place all of our advertising clients’ advertisements on CCTV, the largest television network in China, which offers 24 public channels in China and around the world. According to China Radio & TV Yearbook, CCTV had the largest market share in China in terms of total television advertising revenues. We believe CCTV is generally perceived as the most influential and reputable television medium by the public in China, due to its central government sponsorship, extensive network coverage and long broadcasting history in China. As such, advertisers often regard CCTV as the television advertising platform from which they can gain the maximum exposure and recognition for their products or services in China. CCTV uses third-party advertising agencies, such as our company, to sell a significant portion of its advertising time slots to advertisers, while selling the remaining portion of its advertising time slots directly by itself or through auctions. Since 2009, CCTV has begun to sell more of its advertising time slots by itself or through auctions under a new initiative. For example, our three-year advertising agency contracts with CCTV for the Daytime Advertising Package and Television Guides program were not renewed upon their expiration on December 31, 2011. Instead, the advertising rights for the Daytime Advertising Package for 2012 were offered by CCTV for bidding at the non-prime time advertising auction event held by CCTV on November 22, 2011, and we did not secure the winning bid. CCTV has also decided to cancel the Television Guides program at the end of 2011. The loss of revenues from the Daytime Advertising Package and Television Guides program is expected to have a material adverse effect on our financial condition and results of operations. As CCTV continues the practice of selling its advertising time slots through auctions, we may lose the advertising time slots for other programs on CCTV that we currently have and we may face increased competition in obtaining the desired advertising time slots in auctions. We may not be able to secure the winning bids at the advertising auction events held by CCTV. As a result, we may lose our advertising clients and our business, which could materially and adversely affect our financial condition and results of operations.

An unfavorable change in CCTV’s market position could materially and adversely affect us. CCTV is owned by PRC central government, and its dominant position in China’s television advertising market is derived primarily from its status as one of the central government’s key channels for communicating with the general public. As a result, CCTV enjoys certain favorable governmental support that is not available to other television networks. For example, the central government mandates that CCTV’s Channel 1, on which we have several advertising time slots, be broadcast by all regional television networks in China, which makes this channel particularly attractive to advertisers who want to achieve nationwide exposure. Nevertheless, CCTV faces increasing competition from regional television networks that strive to offer more attractive television programs to compete with CCTV for television audiences. If CCTV fails to compete successfully against these regional television networks, it may lose its market share. Any changes that could potentially erode CCTV’s dominant market position, such as relaxation of media control by the government or inadequate response to competition from other networks by CCTV, could in turn reduce the attractiveness of our advertising offerings.

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

We rely significantly on our rights to advertising time slots on a limited number of television programs, all of which are broadcast on CCTV. In 2011, we acquired a 30-second time slot in connection with the All Day Classic Package on CCTV Channel 8 starting from 2012. Although we occasionally procure advertising time slots on other programs on CCTV, we substantially rely on the regular daily television programs we have obtained from CCTV to place advertisements for clients and generate revenues. We do not have control over the availability or scheduling of these programs. If any of such programs are rescheduled to times that are less attractive to our clients or if any of such programs are shortened or canceled by CCTV and we cannot obtain alternative media resources, we would face difficulty in marketing our services and our revenues may decline. For example, our contract with CCTV in respect of Guang Er Gao Zhi program were not renewed upon its expiry on June 30, 2011. Our contracts with CCTV for the Daytime Advertising Package and Television Guides program were terminated on December 31, 2011. This type of changes to the advertising time slots currently available to us may cause a decrease in our revenues from advertising agency services in future periods.

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

Due to its dominant market position, CCTV enjoys much greater bargaining power over price increases than we do and our ability to control such advertisement costs is limited. If CCTV substantially raises the prices charged to us for the advertising time slots available to us and we are unable to pass on such costs to our advertising clients, our revenues would decrease and our profitability may decline. For example, CCTV increased the media fees for Channel 4 programs by approximately 40.9% in 2009, which has negatively affected our operating income from these programs. As a further example, we renewed our agreement with CCTV on the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2012 and if we cannot pass on the cost of the media fees to our customers, we will sustain a loss on that program. From time to time, we enter into contracts with CCTV and commit ourselves to a minimum amount of advertising revenues with respect to certain advertising time slots provided to us. Under all such contracts, we will be required to pay the agreed-upon minimum amounts to CCTV even if we do not successfully procure advertisers for the time slots. If we fail to procure sufficient advertising clients for the time slots provided to us or receive total amounts lower than what we had committed to deliver, we may be required to cover the difference ourselves. As a result, our financial condition and results of operations could be adversely affected.

We receive a substantial portion of our revenues from a limited number of large clients, and the loss of these clients, or the loss of significant advertisers by our agency clients, could materially and adversely impact our business, financial condition and results of operations.

A relatively small number of clients account for a substantial percentage of our revenues. Most of our large clients are third-party advertising agencies who obtained advertising time slots from us for their advertising clients and may in turn rely on a limited number of large advertisers for their businesses. The performance of such third-party advertising agencies has a direct impact on our operating results. Advertisers who access our advertising time slots through other advertising agencies may reduce advertising and marketing spending or cancel projects at any time for any reason. Any of our advertising clients may not continue to utilize our services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, our advertising clients, if not replaced by new clients or an increase in business from existing clients, could make it difficult for us to fill the time slot vacancies and our revenues and profits could decline significantly as a result. The third-party advertising agencies may also introduce their advertising clients to other advertising service providers who have obtained other advertising time slots from CCTV or other television networks. As a result, any loss of our significant clients, or the loss of significant advertisers by our agency clients, could have a material and adverse effect on our financial condition and results of operations. In addition, if any client with whom we have a substantial amount of business experiences financial difficulty, we could be unable to collect accounts receivable on a timely basis, if at all. This may result in an increase in our bad debt expenses and adversely affect our results of operations.

Our media resources portfolio varies from year to year due to program cancellations and other events and circumstances which may lead to significant uncertainty and volatility to our revenues.

Our business substantially depends on CCTV. Any significant decreases in our CCTV advertising time slot resources as a result of our failure to renew or extend our existing contracts with CCTV could materially and adversely affect the effectiveness and attractiveness of our advertising offerings. As our existing contracts expire, we may be unable to renew or extend the terms of contracts for desirable advertising time slots on desirable CCTV channels or at favorable price levels, if at all. For example, we terminated our contract with CCTV for the advertising time on CCTV-E and CCTV-F in June 2011 because we did not reach an agreement with CCTV on the terms of that contract. As a result, our total advertising time for the second half of 2011 decreased significantly. However, since the advertising time sold on CCTV-E and CCTV-F channels was limited in the past, our overall revenues were not significantly adversely affected.

Moreover, our three-year advertising agency contracts with CCTV for the Daytime Advertising Package and Television Guides program were not renewed upon their expiration on December 31, 2011. Instead, the advertising rights for the Daytime Advertising Package for 2012 were offered by CCTV for bidding at the non-prime time advertising auction event held by CCTV on November 22, 2011, and we did not secure the winning bid. CCTV also decided to cancel the Television Guides program at the end of 2011. For the years ended December 31, 2009 and 2010 and 2011, revenues generated from these two programs amounted to RMB158.8 million, RMB109.0 million and RMB91.5 million (US$14.5 million), respectively, representing 37.1%, 42.5% and 40.6% of our revenues in those periods, respectively. The loss of revenues from the Daytime Advertising Package and Television Guides program is expected to have a material adverse effect on our financial condition and results of operations. In addition, the Periodic China News Package on CCTV-4 for 2013will be made available at the non-prime time advertising auction event in 2012. There is no assurance that we can obtain the exclusive advertising rights of the Periodic China News Package in such auction event.

Due to the program changes by CCTV, our contract with CCTV in respect of the Guang Er Gao Zhi program were not renewed after its expiry on June 30, 2011. This had a material adverse effect on our results of operations in the second half of 2011. For each of the years ended December 31, 2009, 2010 and 2011, revenues from our advertising production and sponsorship service in relation to the Guang Er Gao Zhi program amounted to RMB8.5 million, RMB12.2 million and RMB9.1 million (US$1.4 million), respectively, representing 2.0%, 4.8% and 4.0% of our total revenues in those periods, respectively.

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

The advertising industry is highly competitive and fragmented in China. As an increasing number of companies enter the industry, competition continues to intensify. Our direct competitors are other national or regional advertising or marketing services providers that offer television airtime to advertisers, primarily including SinoMedia Holding Limited, AVIC Culture Co., Ltd. and Charm Communication Corp. We compete with other television advertising agencies for the limited time slots available on CCTV or other television networks on the basis of sales and marketing capabilities, operating track record and service quality. In particular, some of our advertising clients are other advertising agencies who could become our competitors seeking the same limited media resources. Since 2009, CCTV has begun a new initiative to sell more of its advertising time slots either by itself or through auctions. As CCTV continues to sell its advertising time slots through auctions, we are facing more intense competition in obtaining desired advertising time slots from CCTV. For example, we did not secure the winning bid for the 2012 advertising rights for the Daytime Advertising Package at the non-prime time advertising auction event held by CCTV on November 22, 2011 and our contract with CCTV for the Daytime Advertising Package was terminated upon its expiry on December 31, 2011. We also compete with other television advertising agencies for advertisers’ spending on the basis of desirability of time slots offered, television network coverage, service quality, reputation, pricing and relationships with television networks.

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

We derive substantially all of our revenues from a single business, the provision of advertising services. Demand for our services and the resulting advertising spending by our clients are highly sensitive to changes in general economic conditions and other general trends, including changes in lifestyle patterns and consumers’ tastes and preferences. Recessionary economic cycles may adversely affect the businesses of our advertising clients, which can have the effect of reducing the volume of advertising time slots and other services advertisers purchase from us. For example, the recent global economic downturn starting from the second quarter of 2011 may have a negative effect on the business investment and consumer spending in China and the demand for advertising may be materially and adversely affected as a result. In the past, advertising clients have responded to weakening economic conditions with reductions to their advertising budgets because advertising expenses are generally considered as discretionary components in corporate budgeting and are easier to reduce in the short term than other operating expenses. Additionally, advertisers could also decide to spend more of their advertising budget on non-television advertising media because of perceived changes in consumers’ lifestyles or their tastes and preferences. A general decrease in total advertising spending, or a decrease in the demand for our advertising services in particular, would materially and adversely affect our ability to generate revenues and have a significant negative effect on our financial condition and results of operations.

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

Advertising service contracts with clients are generally entered into on a short-term and non-exclusive basis. Clients may move their accounts to another agency on relatively short notice. In many cases, we represent a client for only a portion of its advertising or marketing needs or only in specific advertisements or marketing campaigns, thus enabling the client to continually compare the effectiveness of our services against that of other agencies. A client’s decision to place its advertisements through us is affected by a number of factors, including the desirability of time slots we offer, the extent of television network coverage we provide, our service packages and pricing structure and the client’s perception of the effectiveness and quality of our services. If we fail to retain our existing clients or increase advertisers’ awareness and utilization of our services, or to formulate attractive service packages and pricing structures to attract new clients, the demand for our services will not grow and may even decrease. Advertisers might be unwilling to seek time slots from us or to pay the levels of advertising fees we require to generate profits, which could materially and adversely affect our ability to increase our revenues and our profitability.

We experienced significant fluctuation in revenue and net income in the past and expect similar significant fluctuation in the future .

We recorded total revenues of RMB427.6 million, RMB256.5 million and RMB225.5 million for the years ended December 31, 2009, 2010 and 2011, respectively, and net income of RMB86.5 million in 2009, RMB39.9 million in 2010 and RMB15.0 million in 2011. The substantial decrease in revenues from 2009 to 2010 was mainly due to our company ceasing to be the exclusive advertising agent of the Chinese New Year Gala program of CCTV, reduction of investment in advertising time on CCTV-4 related programs, and decrease in sales of advertising time slots as a result of intense price competition. Our profitability was affected accordingly. The decrease in revenues from 2010 to 2011 was mainly due to the intense price competition and the decrease in the time slots on Periodic China News Package. Similarly, our revenues and net income is expected to continue to fall in future periods due to competition and other factors.

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

As of April 27, 2012, Mr. Shengcheng Wang, our chairman and chief executive officer, beneficially owned approximately 73.5% of our outstanding ordinary shares. Accordingly, he has significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang also has the power to prevent or cause a change in control. In addition, without the consent of Mr. Wang, we could be prevented from entering into transactions that could be beneficial to us. Mr. Wang may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who hold our ADSs.

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

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. As of December 31, 2011, we had 56 employees directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among our sales personnel, and we cannot assure you that our current sales personnel will remain effective or loyal to us. We face intense competition for experienced sales personnel both from our direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow. We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause our revenues to materially decrease.

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

We currently obtain all of our advertising time slots from CCTV. One element of our strategy is to expand our presence on regional television networks. Our implementation of this strategy will be subject to many risks, including, but not limited to, the following:

•	we have no track record in obtaining advertisement resources from regional television networks;

•	our experience and expertise gained from our cooperation with CCTV may not be successfully applied to the regional television networks;

•	we do not have a long-standing history with these regional television networks as we do with CCTV;

•	we will face intense competition from advertising companies that are already well-established in those markets;

•	we may not be able to accurately assess and adjust to the consumer tastes, preferences and demands in the relevant regional markets; and

•	we may not be able to generate enough revenues to offset our costs.

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

Capital requirements are difficult to plan in this rapidly changing industry. We expect that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, prepayment of the media fee to CCTV, working capital and capital expenditures, for the foreseeable future. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources.

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

We may become, or may be joined as, a defendant in litigations or administrative proceedings brought against our clients by third parties, our clients’ competitors, regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertisements made with respect to our advertising clients’ products or services are false, deceptive, misleading, libelous, injurious to the public welfare or otherwise offensive

•	our advertising clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communications or advertising materials created for our advertising clients infringe on the intellectual proprietary rights of third parties.

The damages, costs, expenses or attorney’s fees arising from any of these claims could have an adverse effect on our business, financial condition and results of operations to the extent that we are not adequately insured against such risks or indemnified by our clients. In any case, our reputation may be negatively affected by such allegations.

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

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments (i) in the case of preferential tax rates, continue to enjoy the tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 15% preferential income tax we enjoyed prior to 2008 was increased to 18% in 2008, 20% in 2009, and 22% in 2010, and 24% in 2011 and will be increased to 25% in 2012. As a result of the discontinuation of the preferential tax treatment and the new EIT law, our effective tax rate has substantially increased , which could have a significant adverse effect on our net income. For 2009, 2010 and 2011, our effective tax rate increased to 12.6%, 26.1% and 55.7%, respectively, mainly due to the expiration on January 1, 2008 of the income tax exemption that Universal had enjoyed in 2007 and the imposition of withholding tax on dividends payable by our PRC subsidiary in 2008 and 2009.

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

Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL, our PRC subsidiary’s direct holding company, is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, this 10% withholding tax imposed on our dividend income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results. As we intend to reinvest part of the earnings made by our PRC subsidiary, starting from January 1, 2008, we accrued 10% withholding tax on those earnings from our PRC subsidiary that we have no intention to permanently reinvest, which represents 30% of the earnings made by our PRC subsidiary. We accrued withholding tax of RMB2.3 million and RMB1.9 million for the years ended December 31, 2009 and 2010, respectively. On October 28, 2011, we declared a special cash dividend of US$0.07667 per ordinary share. Due to this special cash dividend distribution, our reinvestment plan for the unremitted earnings was changed from 70% to 0% and we accrued a withholding tax of RMB20.6 million for the year ended December 31, 2011.

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

We cannot assure you that in the future our management will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have granted employee stock options under our equity incentive plan and may continue to grant stock options and other share-based compensation in the future. Our net income could be adversely affected as a result.

We adopted an equity incentive plan in July 2008 that permits the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company. We have granted to our employees options under the 2008 equity inventive plan and as of April 27, 2012, options to purchase 26,633,450 ordinary shares are outstanding. As a result of these option grants and potential future grants under the 2008 equity incentive plan, we have incurred share-based compensation expenses and expect to incur such expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted ASC 718 and ASC 505-50 for the accounting treatment of our equity incentive plan. As a result, we are required to account for compensation costs for all stock options, including stock options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share based compensation may reduce the attractiveness of such incentive plan to us. Employee stock options or other share- based compensation we may grant in the future may have a material adverse effect on our profitability.

We may be a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the composition of our income and valuation of our assets, we believe we were a PFIC during the taxable year ended December 31, 2011. In addition, we believe we are likely be to a PFIC for the taxable year ending December 31, 2012, as PFIC status is tested after the close of each year and depends on our assets and income in such year.

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

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under “Item 10. Additional Information Taxation—U.S. Federal Income Taxation”), you generally will become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements, unless you have made a timely “mark-to-market” election to mitigate some of the applicable consequences. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10. Additional Information Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We have limited experience and operating history in the film and TV drama production business, which expose us to potential risks.

In 2011, we began to conduct film and TV drama production and other related businesses through our PRC affiliated entities. These businesses allow us to generate synergies with our television advertising business through in-program advertisement. While we continue our efforts to identify and develop new business opportunities in the film and TV drama production business, we have limited experience and operating history in the industry and may not be able to successfully integrate our TV drama production business into our existing operations. Moreover, the production and distribution of television programs is regulated extensively in China, and the production and distribution of film and TV drama products are subject to various PRC laws, rules and regulations. Further, the production and distribution of film and TV drama series is a lengthy and capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements. Piracy, including digital and Internet piracy, may further reduce our profitability. In addition, the film and TV drama production industry in China is fragmented and highly competitive. Our competitors include not only privately owned companies, but also state-owned enterprises that have strong and long-term relationship with major television channels in China. All those potential risks could have a material adverse impact upon our business, financial condition and results of operations.

We rely on contractual arrangements with our variable interest entity, or VIE, in China and its shareholder for  our film and TV drama series production business, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with the VIE and its shareholder to operate our film and TV drama series production business. These contractual arrangements may not be as effective as direct ownership in providing control over our VIE. Under these contractual arrangements, if the VIE or its shareholder fail to perform their respective obligations, we may have to incur costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective.

The PRC government may determine that our contractual arrangements with Beijing Mass Universal Film Production Company Limited (the “VIE”) relating to our film and TV drama series production business are not in compliance with applicable PRC laws and regulations.

Current PRC laws and regulations prohibit foreign investment in the film and TV drama series production business. As a result, we operate our film and TV drama series production business through contractual agreements with a VIE and its shareholder, Xiaofang Zhang. In case the contractual arrangements with the VIE are considered to be in violation of any existing or future PRC laws or regulations or governmental policy, the relevant regulatory authorities would have broad discretion in taking actions to deal with such violation, including but not limited to:

• imposing economic penalties;

• discontinuing or restricting the operations of the VIE;

• imposing conditions or requirements in respect of the contractual arrangements with the VIEs with which we may not be able to comply;

• requiring our company to restructure the relevant ownership structure or operations;

• taking other regulatory or enforcement actions that could adversely affect our business; and

• revoking the business licenses and/or the licenses or certificates of VIE and/or voiding the contractual arrangements with the VIE.

Any of these actions could have an adverse effect on our business, financial condition and results of operations.

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

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company (which replaces the previous circular, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company”, which was issued in 2007), or the new Share Incentive Rule. Under the new Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants. We and our PRC employees who have been granted stock options are subject to the Share Incentive Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiary.

We, as an offshore holding company of our PRC operating subsidiary, may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to finance the activities of Universal, a wholly foreign-owned enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary by means of capital contributions. Any additional capital contributions to Universal must be approved by MOFCOM or its local counterpart. We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Universal. If we fail to timely receive such registrations or approvals, or at all, our ability to capitalize our PRC operations would be adversely affected, which in turn would adversely and materially affect our business prospects and growth plan.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Our business could be materially and adversely affected by epidemics. For example, from December 2002 to June 2003, PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, the PRC government closed many businesses in the PRC to prevent transmission of SARS. Since 2003, there have been reports of occurrences of avian flu and swine flu in various parts of the PRC, many of which have resulted in fatalities. Any actual or threatened outbreak of epidemics in the PRC may, among other things, significantly disrupt our and our clients’ business operations and severely restrict the level of economic activities in affected areas, which will in turn reduce the demand for advertising services.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 27, 2012, we had 751,697,920 ordinary shares outstanding, including 201,697,920 ordinary shares represented by 672,326 ADSs, and 26,633,450 ordinary shares issuable upon the exercise of options. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our ADSs lack a significant trading market.

Our ADSs are not eligible for trading on any national securities exchange. Our ADSs are currently traded on the over-the-counter market commonly referred to as “pink sheets”. However, there is no active market for our ADSs at this time. The over-the-counter markets are highly illiquid. There is no assurance that an active trading market in our ADSs will develop, or if such a market develops, that it will be sustained. In addition, there is a greater chance for market volatility for securities quoted on the over-the-counter market as opposed to securities traded on a national securities exchange. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations and generally lower trading volume. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our ADSs, or to obtain coverage for significant news events concerning us, and the ADSs could become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or for other purposes.

The application of the “penny stock” rules could adversely affect the market price of our ADSs and increase your transaction costs to sell those shares.

Our ADSs may be subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act of 1934, or the Exchange Act. The penny stock rules apply to issuers whose common stock does not trade on a national securities exchange and trades at less than $5.00 per share, or that have a tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC describing the risk of investing in penny stocks.

The penny stock rules further require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks and a signed and dated copy of a written suitability statement.

Due to the requirements of the penny stock rules, many broker-dealers have decided not to trade penny stocks. As a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Moreover, if our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

You may experience dilution of your holdings.

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

In November 2011, our shareholders approved the issuance of up to 20% of our total outstanding shares to the management team upon the satisfaction of certain conditions. Such share issuance will dilute your holdings on a pro rata basis.

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

In April 2009, we changed our corporate name from China Mass Media International Advertising Corp. to China Mass Media Corp.

In July 2011, Universal, our PRC subsidiary, entered into a series of contractual arrangements with Beijing Mass Universal Film Production Company Limited (“Beijing Film Production”), a film and TV drama series production company established in May 2011, and its shareholder Xiaofang Zhang, an independent third party. These contractual agreements enable us to (i) effectively control Beijing Film Production; (ii) derive substantially all of the economic benefits from it; and (iii) have an exclusive option to purchase all or part of the equity interests in Beijing Film Production when and to the extent permitted by PRC laws. As a result of the contractual arrangements, we are able to treat Beijing Film Production as our variable interest entity under U.S. GAAP and consolidate its operating results.

In March 2012, we received a notice from the staff of NYSE Regulation confirming that NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE on the grounds that we had fallen below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires us to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. The NYSE made public announcement of this decision on March 12, 2012. Trading in our ADSs on the NYSE was suspended on March 19, 2012.  Our ADSs are currently traded on the over-the-counter market.

The following diagram illustrates our current corporate structure:

Contractual arrangements

Equity interest

(1) Wholly owned by Xiaofang Zhang, an independent third party with whom we entered into a series of contractual arrangements, and as a result we effectively control Beijing Mass Universal Film Production Company Limited.

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

B. Business Overview

Overview

We are an independent television advertising company in China. We provide a full range of integrated television advertising services, mainly including advertising agency services and production and sponsorship services. We have extensive experience in media planning, packaging and sales and provide advertising services on an integrated basis that are tailored to advertisers’ needs. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, and procure advertisers to place advertisements during such time slots. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We obtained advertising rights to an average of 532 minutes per day in 2009, 482 minutes per day in 2010 for regular daily programs on CCTV Channel 1, 2, 4, E and F. Advertising time slots obtained from CCTV were 474 minutes per day in the first half of 2011 and 41 minutes in the second half of 2011. The advertising time slots from CCTV decreased in the second half of 2011 as we ceased to be the advertising agency of CCTV-E and CCTV-F from July 1, 2011.

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

We are a producer of public service announcements and commercial television advertisements in China. Our production team has extensive experience in content creation and production and designed and produced over 90 public service announcements and commercial television advertisements in 2011.

We are looking for opportunities to acquire other suitable advertising or media companies that provide access to new media platforms, attractive time slots or new customer relationships in desired industries.

In 2011, we began to conduct film and TV drama series production and other related businesses. These businesses allow us to generate synergies with our television advertising business through in-program advertisements.

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

Our Production and Sponsorship Services

Our ability to provide “one-stop shop” services by rendering a full range of services, including designing, producing and packaging television advertisements to our clients distinguishes us from other advertising agencies that compete with us. In many cases, we provide production and sponsorship services as a part of the integrated advertising services package we offer to our advertising clients. We produced over 90 public service announcements and commercial television advertisements in 2011.

We provide production services directly at the request of our clients, including both corporations and government agencies or non-governmental organizations, who either aim to promote their corporate brand names, products and services through commercial advertisements or intend to raise social consciousness or improve their company image through public service announcement. In addition, prior to June 30, 2011, we provided sponsorship services in connection with the production of Guang Er Gao Zhi (广而告之), a 30-second daily program on CCTV Channels 1 and 2 that broadcasts exclusively the public service announcements we produce. The production of this program was entirely funded by us and we solicited sponsors for the public service announcements we already produced in exchange for a sponsorship fee and we showed the sponsor’s name at the end of the announcement broadcast on the program. Due to the program changes by CCTV, our contract with CCTV in respect of Guang Er Gao Zhi was terminated after its expiry on June 30, 2011, which had a material adverse effect on our financial condition and results of operations in the second half of 2011.

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

Content-based Business

In addition to our advertising agency services, we began to engage in film and TV drama series production and other related content-based businesses. We have completed the on-site filming stage of a TV drama, and entered into the off-site post-production stage. Currently we are in active discussions with a few major TV stations for the drama’s distribution and aim to broadcast it in the second half of 2012. So far, we have not recognized any revenue from our content-based businesses. We plan to invest in the production of one or two additional TV dramas in 2012.

We also provided special events services to CCTV from 2004 to 2008. We had contractual arrangements with CCTV to assist CCTV in the sale and marketing of advertising time slots on CCTV Channels 1 and 2 during special sporting events that are broadcasted on these channels. We received a certain percentage of the total advertising revenues from the events as our compensation for such special event services. We no longer provide this service since 2009. In 2011, we received RMB14.7 million as service fee from CCTV for our special event service in connection with the Beijing Olympic Games in 2008. Because of CCTV’s slow internal examination and approval procedures, this service fee was paid to us in the third quarter of 2011.

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

The following table sets forth the regular daily television programs for which we have obtained from CCTV the exclusive rights to market the advertising time slots in 2011 and 2012:

Program	CCTV channel	2011 ratings(1)(2)	Advertising time per day	Broadcast frequency per day(3)		Total advertising time per day(4)		Contract Term
				Weekday	Weekend	Weekday	Weekend
			(minutes)	(times)	(times)	(minutes)	(minutes)
Daytime Advertising Package	1,2	3.91	3	10	10	30	30	1 year, expired on December 31, 2011
Television Guide	1,2	5.56	0.5	9	9	4.5	7	1 year, expired on December 31, 2011
Guang Er Gao Zhi	1,2	1.15	0.5(5)	4	4	2	2	3 years, expired on June 30, 2011
Periodic China News Package	4	0.85	9.4	10	8	10	8	1 year, expiring on December 31, 2012
CCTV-E and CCTV-F(6)	E,F	-	-	-	-	432	432	3 years, expired on June 30, 2011
All Day Classic Package	8	3.35	7	14	14	7	7	1 year, expiring on December 31, 2012

(1)	Cumulative ratings at selected broadcasting times of the programs, including reruns that we calculated based on the data from Infosys TV, a television program rating analyzing system developed by TNS Group and operated in China by CSM Media Research Co., Ltd. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program within a specific duration of time out of the total number of viewers.
(2)	The rating covers 29 provinces and cities, including Anhui, Beijing, Gansu, Guangdong, Guangxi, Guizhou, Henan, Heilongjiang, Jilin, Jiangxi, Liaoning, Inner Mongolia, Shanxi, Shaanxi, Shanghai, Tianjin, Yunnan, Chongqing, Fujian, Hainan, Hubei, Hunan, Jiangsu, Ningxia, Shandong, Sichuan, Xinjiang, Zhejiang.
(3)	Represents the minimum number of reruns per day we agree with our advertising clients to broadcast on CCTV.
(4)	Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program is broadcast, including reruns, within the same day.
(5)	Represents the duration of the program. We do not sell the advertising time slots of this program to advertisers; instead, we solicit sponsorships for the public service announcements broadcast on the program.
(6)	Represents the total available advertising time slots on CCTV-E and CCTV-F. Rating information is not available due to their limited viewership in China.

Periodic China News Package. The Periodic China News Package is a package of advertisements that are broadcast at least ten times per weekday and eight times per weekend on periodic China News programs on CCTV Channel 4. We obtained the advertising time slots for the Periodic China News Package in a non-prime time advertising auction event conducted by CCTV in 2009 and renewed the contract for 2012 at the end of 2011. Our current contract with CCTV for Periodic China News Package has a term of one year expiring on December 31, 2012. Under the contract, we are required to pay CCTV a fixed media fee of RMB81.3 million which is payable in 12 equal installments. In addition, we are required to make a deposit with CCTV amounting to 10% of the annual media fee, which is deductible from the last installment. We retain the premium over the media fee as profit. The Periodic China News Package on CCTV-4 for 2013 will be made available at the non-prime time advertising auction event in 2012.

All Day Classic Package. The All Day Classic Package is a package of advertisements that are broadcast at least 14 times per day on CCTV Channel 8 and covers all time slots from morning to evening. In September 2011, we acquired a 30-second time slot in connection with the “All Day Classic Package” on CCTV Channel 8 starting from 2012. CCTV Channel 8 is the only national TV drama series channel in China.  It ranks third among all channels in China in terms of audience share in 2009 according to 2010 China TV & Radio Yearbook, and is ideal for advertising family consumer products.

In 2011, our advertising rights to several regular daily television programs on CCTV were terminated. Our contracts with CCTV for the Daytime Advertising and Television Guides were not renewed upon their expiration on December 31, 2011. CCTV offered the advertising rights for the Daytime Advertising Package for bidding at the non-prime time advertising auction event held by CCTV in November 2011 and we did not secure the winning bid. CCTV also decided to cancel the Television Guide program at the end of 2011. Our revenues generated from these two programs amounted to RMB158.8 million in 2009, RMB109.0 million in 2010 and RMB91.5 million in 2011, representing 37.1%, 42.5% and 40.6% of our total revenues in those periods, respectively. Moreover, due the program changes, our contract with CCTV in respect of the Guang Er Gao Zhi program was not renewed upon its expiration on June 30, 2011. Our revenues from production and sponsorship services in relation to the Guang Er Gao Zhi program amounted to RMB8.5 million in 2009, RMB12.2 million in 2010 and RMB9.1 million in 2011. In June 2011, we also terminated our contracts with CCTV for the advertising time on CCTV-E and CCTV-F. Our revenues generated from CCTV-E and CCTV-F amounted to RMB5.7 million in 2009, RMB0.4 million in 2010 and RMB0.1 million in 2011.

Since 2009, we have not obtained the advertising rights to a number of programs on CCTV, including Chinese New Year Gala, because CCTV began to sell advertising time slots for these programs directly by itself or through auctions. Since 2009, CCTV has increased the use of auction in selling its prime time as well as non-prime time media resources. When participating in these auctions and making procurement decisions, we continue to implement our policy of prudently evaluating the value of available television programs, their costs and historical and potential sales volumes, among other factors. We believe we will be able to maintain a stable supply of high quality advertising time slots from CCTV through auctions.

Our Clients

Our clients span a wide spectrum of industries, including telecommunications, pharmaceuticals, financial services, and garment, alcohol, food and other consumer product industries. Our advertisers include many well-known companies in China. A number of these clients utilize the full range of our advertising services, including both agency and production services. We have also established business relationships with many leading domestic and international advertising agencies, some of which are members of the American Association of Advertising Agencies, who introduce clients to us for all of our services. Our access to advertising time slots on CCTV is a primary attraction for these advertising agency clients.

The following table sets forth the breakdown of revenue contributions in 2011 by the industries in which our clients operate:

Percentage of Total Revenues in 2011
Industry
Food and beverages	21.2%
Household products, electronic appliances and home decorations	15.5%
Pharmaceuticals	20.8%
Tourism	10.5%
Automotive	7.2%
Industrial	5.3%
Telecommunications and information technology	4.8%
Government	4.0%
Special event services	3.2%
Transportation	2.0%
Fashion	1.0%
Finance and services	0.9%
Others	3.6%
Total	100.0%

Many government agencies in China formulate an annual plan to produce a certain number of announcements to be broadcast on national and regional television networks. As a public service announcement producer, we have been engaged by governmental agencies and non-governmental organizations to produce public service announcements for them.

Client Concentration

None of our customers accounted for more than 10% of our total revenues in the years ended December 31, 2009, 2010 and 2011 because we recorded our advertising revenues from CCTV Channel 4 programs on a gross basis, which increased our revenue basis. See Note 3(b) to our consolidated financial statements included elsewhere in this annual report. Although our revenues from these clients generally constitute a substantial part of our total revenues, we believe our business is not dependent on any individual advertising client.

Pricing

For our advertising agency services, we set the prices of our available advertising time slots based on the quality, rating and target audience of the relevant television programs where the advertisements will be broadcast, the sales prices of our competitors, general market conditions and market demand. Different advertising time slots are sold at different prices. CCTV annually publishes rate cards for its advertising time slots after taking into account the input from its advertising agencies, including our company. We use these rate cards as a basis for negotiations with our clients and we typically provide discounts to our clients. We typically require the agreed advertising fees to be paid in advance before the advertisements are broadcast. CCTV has been increasing the prices charged to us for many of its advertising time slots every year since our establishment, and we expect that CCTV will continue to raise such prices in the future. We believe that we will be able to pass on these price increases to our clients. For our clients who engage us as the agent to seek advertising time slots from other advertising companies, we typically charge a certain percentage of the total payment made by our clients to these advertising companies as our commission.

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

Sales and Marketing

As of December 31, 2011, we employed 56 sales representatives devoted to the sale and marketing of our services, whose compensation is based, to a large extent, on the sales revenues they achieve for our company. More than 50% of our sales representatives have more than five years experience in the advertising industry. We have dedicated sales teams focusing on the sales of advertising time slots we have obtained from CCTV to advertising agency companies or directly to our corporate clients. We also actively seek advertising time slots from other third party agencies if our clients’ goals can be better served by having their television advertisements broadcast at time slots other than those we have obtained from CCTV. Our Shenzhen office is responsible for the advertising sales in five provinces in southern China. We also have dedicated personnel responsible for the sales of our public service announcements. We believe that our extensive experience in media planning, packaging and sales, our access to desirable advertising time slots and our excellent production capabilities have attracted a broad base of advertising clients and facilitated our sales efforts. We also have client service teams within our sales department to serve our important clients.

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

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under the new EIT law, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. However, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subjected to certain conditions. Therefore, if CMM and UIAL are classified as resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise”.

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

On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company (which replaces the previous relevant circular, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company”, which was issued in 2007), or the new Share Incentive Rule. Under the new Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.

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

D. Property, Plant and Equipment

Our corporate headquarters are located in approximately 1,564 square meters of office space in Beijing, which we rented from related parties under two leases before November 2008. In November 2008, we purchased such properties from the related parties at their fair market value as determined by an independent property valuation company. In addition, our Shenzhen office rents approximately 53 square meters of office space in Shenzhen, and its lease expires in December 2012. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2009, 2010 and 2011, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3. Key Information—D. Risk Factors.”

A. Operating Results

Overview

As an independent television advertising company in China, we provide a full range of integrated television advertising services, mainly including advertising agency services and production and sponsorship services.

We derive a substantial majority of our revenues from our advertising agency services, in which we mainly procure advertisers for the time slots we have obtained on the national channels of CCTV. Our advertisers purchase these services either directly from us or through advertising agencies. In the years ended December 31, 2009, 2010 and 2011, we derived 92.9% , 86.7% and 82.2%, respectively, of our total revenues from advertising agency services. Substantially all of our revenues from advertising agency services are derived from the advertising time slots on CCTV. We obtained advertising rights to an average of approximately 532 minutes per day in 2009, 482 minutes per day in 2010 for regular daily programs on CCTV. Advertising from CCTV were approximately 474 minutes per day in the first half of 2011 and 41 minutes in the second half of 2011, as we ceased to be the advertising agency of CCTV-E and CCTV-F from July 1, 2011.

We also derive revenues from producing public service announcements and commercial television advertisements for advertisers, and soliciting sponsors for the public service announcements we produce and arranging for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

From 2004 to 2008, we provided special event services to CCTV in assisting the sales and marketing of advertising time slots on CCTV channel 1 and channel 2 during special sporting events broadcast on these channels. We received a certain percentage of the total advertising revenues from the events. We no longer provide special event services since 2009.

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

Overall Demand for Our Services

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. Any slowdown in China’s economic growth may slow our revenue growth. In 2008, the global financial crisis gave rise to a worldwide economic recession which also significantly slowed down China’s economic growth.

In addition, the demand for our services is affected by the level of television advertising spending in China, which is in turn affected by the popularity of television programs in China and advertisers’ perceptions regarding the effectiveness of television advertising. Television advertising also competes with other advertising media, such as billboards, the Internet, mobile phones and out-of-home advertising networks. If television advertising becomes a less favorable choice for advertisers in China, we may not be able to successfully attract enough advertisers for our advertising time slots and our revenues and earnings growth may be affected.

Ability to Obtain High Quality Advertising Time Slots on Favorable Terms

We depend on the high quality advertising time slots we obtain from CCTV for our advertising agency services. Substantially all of our revenues for our advertising agency services are derived from the advertising time slots we obtain from CCTV. Our ability to continue to obtain our existing advertising time slots and to add additional high quality advertising time slots will have a significant effect on our results of operations. In the year ended December 31, 2009, we indirectly acquired certain advertising time on CCTV-2 and CCTV-4 through FTP. We incurred losses of RMB65.7 million in 2009, for advertising time slots on CCTV-4 related programs. In 2010, we reduced our investment on CCTV-4 related programs to one product, Periodic China News Package, which became a profit contributor in 2010.

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

In addition, our advertising agency contracts with CCTV for the Daytime Advertising Package and Television Guides were not renewed upon their expiration on December 31, 2011, and our contract with CCTV in respect of the Guang Er Gao Zhi program was also terminated on June 30, 2011 due to the cancellation of this program by CCTV, both of which had a material adverse effect on our revenues. For each of the three years ended December 31, 2009, 2010 and 2011, revenues generated from the Daytime Advertising Package and Television Guides accounted for 37.1%, 42.5% and 40.6% of our total revenues in those periods, respectively, and revenues from our advertising production and sponsorship services in relation to the Guang Er Gao Zhi program accounted for 2.0%, 4.8% and 4.0% of our total revenues in those periods. Sales of outdoor media started to contribute to our revenues and net profit in 2011. As such, the mix of our media resources portfolio varies from year to year, which affects our results of operations. See “Item 3-Key Information- D. Risk Factors- Risk Related to Our Business and Industry-Our media resources portfolio varies from year to year due to program cancellations and other events and circumstances which may lead to significant uncertainty and volatility to our revenues.”

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

In addition, changes in the payment terms for our media fee payable to CCTV have a significant impact on our cash flow. For example, we obtained the advertising rights to the Periodic China News Package on CCTV Channel 4 in 2010. Under the auction arrangements, we are required to make a deposit in advance with CCTV amounting to 30% of the media fee with the remaining media fee payable in 12 monthly installments throughout the year. We renewed our contract for 2012 and the advance deposit payment was reduced to 10% of the media fee. We also prepaid RMB60.5 million for advertising rights of All Day Classic Package on CCTV Channel 8 for 2012. We expect such payment terms to have an impact upon our cash flow.

Seasonality

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending in China. Historically our total revenues were typically higher in the first quarter than in other quarters of the year because the Chinese New Year Gala program, which generates significant revenues for us, falls in that period each year. However, in 2010 CCTV sold the advertising time slots for the 2010 Chinese New Year Gala program by itself. As a result, our results of operations for the first quarter of 2010 decreased significantly compared to the first quarter in 2009. Moreover, we provided services to CCTV on an ad hoc basis in the sales and marketing of the advertising time slots for certain sporting events. We did not recognize any revenues from special event services to CCTV in connection with the 2008 Beijing Olympic Games, which amounted to RMB14.7 million, until the third quarter of 2011 when we received payments for such services. Due to the seasonal fluctuations in advertising spending, the ad hoc basis of special event services and other factors, our quarterly results of operations may fluctuate significantly from period to period.

In addition, our results of operations may be affected by certain government regulations that regulate, among others, advertising content, acquisitions conducted by foreign investors or general economic and political conditions in China. For example, we may be subject to government inspections or actions if the advertising content we distribute does not comply with relevant regulations. Our business expansion may be hindered if we fail to comply with the complex regulatory procedures for merger and acquisition activities by foreign investors. Although these regulations did not materially affect our results of operations in the past, our future operations depend on our continuing compliance with such regulations.In addition, a new regulation prohibiting advertisements during TV drama broadcasting became effective in January 2012, which may have an unfavorable impact on our results of operations.

Despite the unfavorable developments in 2011, we concluded that our current liquidity is sufficient for the foreseeable future based on our business plan in place.

Revenues

The table below sets forth the breakdown of our revenue sources for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount		% of Total Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Revenues:
Advertising agency services	397,279	92.9%	222,298	86.7%	185,320	29,444	82.2%
Special event services (1)	—	0%	—	0%	14,659	2,329	6.5%
Production and sponsorship services	30,305	7.1%	34,152	13.3%	25,475	4,048	11.3%
Total revenues	427,584	100%	256,450	100%	225,454	35,821	100%
Less: business tax	(16,022)	(3.7%)	(13,047)	(5.1%)	(13,137)	(2,087)	(5.8%)
Total net revenues	411,562	96.3%	243,403	94.9%	212,317	33,734	94.2%

(1) Represents the revenues we received from CCTV for the advertising and promotional services we provided in connection with the 2008 Beijing Olympic Games. As a result of CCTV’s slow internal examination and approval procedures, this service fee was paid to us in the third quarter of 2011

We derive revenues mainly from the following sources:

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

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount		% of Net Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Cost of revenues	270,239	65.7%	127,654	52.4%	116,883	18,571	51.9%
Sales and marketing expenses	17,362	4.2%	16,994	7.0%	20,139	3,200	8.9%
General and administrative expenses	33,194	8.1%	35,832	14.7%	29,033	4,613	12.9%
Total operating costs and expenses	320,795	78.0%	180,480	74.1%	166,055	26,384	73.7%

Cost of Revenues

Our cost of revenues consisted primarily of media fees for the time slots on CCTV-4, the costs that we incurred to produce our public service announcements, commercial advertisements and TV dramas and production and promotional costs related to the Chinese New Year Gala program, including wages of production personnel, costs and depreciation of the production equipment, office rental expenses directly related to our production services, wages of media research and relationship personnel and costs associated with the monitoring, assessment and evaluation of the advertisements. Our cost of revenues was RMB116.9 million in 2011, a decrease of 8.4% as compared to RMB127.7 million in 2010. The decrease was attributable to the reduction of CCTV-4 media resources which decreased from 90 seconds in 2010 to 60 seconds in 2011. The decrease was partially offset by an additional RMB6.6 million production cost of the TV drama. The decrease in cost of revenues from 2009 to 2010 was attributable to the fact that we no longer incurred production costs for the Chinese New Year Gala program in 2010 and a decline in media fees for CCTV-4 media resources to RMB96.5 million as we reduced our investment in CCTV-4 media resources from six programs to one program in 2010. We only retained time slots for the Periodic China News Package on CCTV-4 in 2010 and 2011.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office rental expenses directly related to our sales and marketing activities, traveling expenses incurred by our sales personnel and promotional and entertainment expenses. Our sales personnel receive performance-based compensation and we market our services primarily through the efforts of our sales and marketing personnel. Our sales and marketing expenses increased in 2011 primarily due to a special bonus of RMB2.0 million to Mr.Wang, our Chief Executive Officer, for his contribution to the Special Event Services revenue recorded during the year. Our sales and marketing expenses decreased in 2010 primarily due to a decrease in sales commission in 2010, which was partly offset by an increase in staff costs and travel expenses as we expanded our sales team and strengthened sales efforts.

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

Share-Based Compensation Expenses

We adopted an equity incentive plan in July 2008, pursuant to which we may issue up to 50,000,000 ordinary shares upon exercise of awards granted under the plan. On July 1, 2008, options to purchase 42,891,000 ordinary shares were granted under this plan at an exercise price of US$0.685 per ordinary share. On February 21, 2009, our board of directors resolved to offer to the grantees of our stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals one-thirtieth (owing to the 30 to one ordinary share to ADS ratio) of the average closing trading price per ADS of our company as reported on NYSE Arca in the last 60 days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All grantees of our stock options accepted this offer.

In October 2011, we declared a special cash dividend of US$0.07667 per ordinary share. Pursuant to the 2008 share incentive plan, we adjusted the exercise price of the outstanding options to US$0.001 to prevent dilution of benefits intended to be made under the plan in the event of dividend distribution. The option held by each participant was modified as of December 30, 2011. No other change were made to the terms and conditions of the options granted. As of April 27, 2012, options to purchase 26,633,450 ordinary shares were outstanding, at an exercise price of US$0.001 per ordinary share.

We have adopted Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 718 and ASC 505-50 for the accounting treatment of our stock option plan and we will record compensation expenses based on the fair value of the award. See “—Critical Accounting Policies—Share-Based Compensation” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We expect to amortize the total amount of share-based compensation expenses over the vesting period on a straight line basis over the requisite service period for each separately vesting portion of the awards. We recorded RMB 1.7 million (US$ 0.3 million) in share-based compensation expenses in 2011.

Taxation

Taxation in the Cayman Islands and the British Virgin Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

Companies incorporated or registered under the BVI Business Companies Act, 2004 are currently exempt from income and corporate tax. In addition, the British Virgin Islands currently does not levy capital gains tax on companies incorporated or registered under the BVI Business Companies Act, 2004.

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

The new EIT law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. According to the new EIT law, Universal’s 50% income tax reduction treatment expired on December 31, 2009. However, Universal continues to enjoy the preferential tax rates which are being gradually increased to the new tax rates within five years from January 1, 2008.

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

We intend to permanently reinvest part of the earnings made by our PRC subsidiary. Starting from January 1, 2008, we accrued 10% withholding tax on those earnings from our PRC subsidiary that we have no intention to permanently reinvest, which represents 30% of the earnings made by our PRC subsidiary. We accrued withholding tax of RMB2.3 million and RMB1.9 million for the years ended December 31, 2009 and 2010, respectively. On October 28, 2011, we declared a special cash dividend of US$0.07667 per ordinary share. Due to this special cash dividend distribution, our reinvestment plan for the unremitted earnings was changed from 70% to zero and we accrued a withholding tax of RMB20.6 million for the year ended December 31, 2011.

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

In order to obtain exclusive access to the advertising time slots on certain CCTV Channel 4, CCTV Channel 8, CCTV-E and CCTV-F programs, starting from 2008, we purchase the advertising time slots on certain CCTV Channel 4, CCTV Channel 8, CCTV-E and CCTV-F programs with a fixed media cost for a certain period of time and attempt to sell these advertising time slots to our clients. We believe we bear the majority of the risks and rewards under such arrangements. Therefore, revenues are recognized at gross billings to our clients in accordance with the guidance in ASC 605-45 on the dates of broadcast of the advertisements. Cost for purchasing the advertising time slots from the media supplier is recorded as our cost of revenues on a straight-line basis. If we had recorded all revenues from advertising agency services on a gross basis, total revenues and cost of revenues would have been higher. However, operating income would remain unchanged for the periods presented. We regularly evaluate our commitment for purchase of advertising time slots (including those with a fixed media cost and a term of not less than one year), and we will accrue for any loses during the period in which such losses are anticipated.

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

Under the new EIT law adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interest, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. This 10% withholding tax imposed on the dividend income received from our PRC subsidiary will reduce our net income in accordance with ASC 740-30. It is our intention to permanently reinvest part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we have accrued the 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest. As we only distribute up to 30% of our PRC subsidiary’s annual income as dividends, our actual withholding tax rate is approximately 3% in 2008, 2009 and 2010. On October 28, 2011, we declared a special cash dividend of US$0.07667 per ordinary share. Due to this special cash dividend distribution, our reinvestment plan for the unremitted earnings was changed from 70% to 0% and we recognized a withholding tax of RMB20.6 million for the year ended December 31, 2011.

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

Results of Operations

The following tables present our summary consolidated statements of operations for each of the years ended December 31, 2009, 2010 and 2011. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues:
Advertising agency services	397,279	222,298	185,320	29,444
Special event services	—	—	14,659	2,329
Production and sponsorship services	30,305	34,152	25,475	4,048
Total revenues	427,584	256,450	225,454	35,821
Less: business tax	(16,022)	(13,047)	(13,137)	(2,087)
Total net revenues	411,562	243,403	212,317	33,734
Operating costs and expenses:
Cost of revenues	(40,239)	(127,654)	(116,883)	(18,571)
Cost of revenues – media fees to a related party	(230,000)	—	—	—
Sales and marketing expenses	(17,362)	(16,993)	(20,139)	(3,200)
General and administrative expenses	(33,194)	(35,832)	(29,033)	(4,613)
Total operating costs and expenses	(320,795)	(180,480)	(166,055)	(26,384)
Operating income	90,767	62,923	46,262	7,350
Interest and investment income	9,494	5,257	13,747	2,184
Other expenses, net	533	(6,765)	(4,686)	(744)
Income before tax	100,794	61,415	55,323	8,790
Income tax expense	(14,328)	(21,522)	(40,290)	(6,402)
Net income	86,466	39,893	15,033	2,388

The table below sets forth certain operating data in connection with our advertising agency services:

	Year Ended December 31,
	2009	2010	2011
Number of programs secured during the period(1)	41	35	3
Total advertising time obtained (seconds)(2)	11,660,760	10,515,960	5,581,470
Total advertising time sold (seconds)	2,127,473	578,275	542,700

(1)	We ceased to be the advertising agency of CCTV-E and CCTV-F from July 1, 2011. The number of programs secured and total advertising time obtained decreased from 35 to 3 accordingly.
(2)	Represents the total amount of advertising time during regular television programs secured from CCTV.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Our total revenues for 2011 were RMB225.5 million (US$35.8 million), a decrease of 12.1% from RMB256.5 million in 2010. The decrease was mainly due to the decrease in revenues generated from our advertising agency services.

Revenue from advertising agency services decreased by 16.6% to RMB185.3 million (US$29.4 million) in 2011 from RMB222.3 million in 2010. The decrease was primarily due to the intense price competition and the decrease in time slots on Periodic China News Package from 90 seconds in 2010 to 60 seconds in 2011. These two factors resulted in a significant decrease in revenues from advertising services, although the overall sales rate of all media resources increased compared to 2010. Revenue from Daytime Advertising Package and Television Guide Package amounted to RMB91.5 million in 2011, representing a decrease of 15.8% from 2010. The decrease was mainly due to the price competition, which led to a lower sales price of the advertising time slots. Revenue from Periodic China News Package were RMB87.3 million, a decrease of 22.3% from RMB112.3 million in 2010. The decrease was mainly because time slots available on Periodic China News Package decreased from 90 seconds in 2010 to 60 seconds in 2011. Our three-year advertising agency contracts with CCTV for the Daytime Advertising Package and Television Guides program were not renewed upon their expiration on December 31, 2011. Instead, the advertising rights for the Daytime Advertising Package for 2012 were offered by CCTV for bidding at the non-prime time advertising auction event held by CCTV on November 22, 2011, and we did not secure the winning bid. CCTV also decided to cancel the Television Guides program at the end of 2011.

Revenues from advertisement production and sponsorship services decreased by 25.4% to RMB25.5 million (US$4.0 million) as compared to RMB34.2 million in 2010. The decrease was mainly because our contract with CCTV in respect of Guang Er Gao Zhi program was not renewed upon its expiry on June 30, 2011. Such adverse event had a material adverse effect on our results of operations in the second half of 2011. For each of the three years ended December 31, 2009, 2010 and 2011, revenues from our advertising production and sponsorship service in relation to the Guang Er Gao Zhi program amounted to RMB8.5 million, RMB12.2 million and RMB9.1 million (US$1.4 million), respectively, representing 2.0%, 4.8% and 4.0% of our total revenues in those periods, respectively.

Revenues from special event services were RMB14.7 million (US$2.3 million) in 2011, which was the service fee paid by CCTV for our services in advertising and promotional activities for the 2008 Beijing Olympic Games. We recognized this revenue when we received payment from CCTV during the third quarter of 2011. No special event services revenue were recognized in 2010.

Net Revenues

Our total net revenues were RMB212.3 million (US$33.7 million) in 2011, a decrease of 12.8% from RMB243.4 million in 2010. This was mainly due to the decrease in revenues from advertising agency services.

Gross Margin

Our gross margins for 2010 and 2011 were 47.6% and 44.9%, respectively. The slight decrease of gross margin was mainly due to the reduction of our service charge driven by pricing pressue across the industry.

Operating Costs and Expenses

Our operating costs and expenses decreased by 8.0% to RMB166.1 million (US$26.4 million) in 2011 from RMB180.5 million in 2010.

Cost of revenue

Our cost of revenues was RMB116.9 million (US$18.6 million) in 2011, a decrease of 8.4% as compared to RMB127.7 million in 2010. The decrease was attributable to the decline in media fees for CCTV-4 media resources as the time slots available decreased from 90 seconds in 2010 to 60 seconds in 2011. The decrease was partially offset by an additional RMB6.6 million production cost of our TV drama series.

Sales and marketing expenses

Our sales and marketing expenses, mainly comprising personnel expenses and promotional and marketing expenses that include market research, traveling and customer tracking services, were RMB20.1 million (US$3.2 million), an increase of 18.5% as compared to RMB17.0 million in 2010. The increase was primarily due to a bonus of RMB2.0 million paid to our chief executive officer for his contribution in our receipt of service fee from CCTV in the third quarter of 2011 in connection with the special event services we provided in 2008.

General and administrative expenses

Our general and administrative expenses, mainly comprising personnel expenses, professional fees and other expenses, were RMB29.0 million (US$4.6 million) in 2011, a decrease of 19.0% as compared to RMB35.8 million in 2010. The decrease was mainly due to fewer professional fees incurred in 2011.

Operating Income

As a result of the foregoing, our operating income for the year ended December 31, 2011 decreased by 26.5% to RMB46.3 million (US$7.4 million) as compared to RMB62.9 million in 2010. Our operating margin decreased from 25.9% in 2010 to 21.8% in 2011.

Interest and Investment Income

Our interest and investment income was RMB13.7 million (US$2.2 million), an increase of 161.5% from RMB5.3 million in 2010. The increase was partly attributable to the increase in interest income generated from our increased average amount of short-term investments with PRC financial institutions in 2011. The increase was also partly because we placed fixed deposits of US dollar and Renminbi in our offshore bank account in 2011.

Income Tax Expenses

Our income tax expenses increased by 87.2% to RMB40.3 million (US$6.4 million) in 2011 from RMB21.5 million in 2010. The significant increase in income tax expenses was mainly attributable to the income tax expenses of RMB20.6 million recorded in 2011, which was primarily due to the change of our reinvestment plan for the unremitted earnings from 70% to 0% in 2010 . Our effective tax rate in 2011 was 55.7%. This increased effective tax rate was also primarily attributable to the withholding tax expenses of RMB20.6 million recorded in 2011.

Net Income

As a result of the foregoing, our net income decreased by 62.3% to RMB15.0 million (US$2.4 million) in 2011 from RMB39.9 million in 2010. The net profit margin decreased to 7.1% in 2011 from 16.4% in 2010.

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

Sales and marketing expenses. Our sales and marketing expenses, mainly comprising personnel expenses and promotional and marketing expenses that include market research, traveling and customer tracking services, were RMB17.0 million (US$2.6 million) in 2010, a decrease of 2.1% as compared to RMB17.4 million in 2009. The decrease was primarily due to a decrease of RMB1.5 million in payroll expense following the decline in sales performance in 2010, which was partly offset by an increase of RMB1.0 million in travel expenses, office rental and electricity as we expanded our sales team and strengthened sales efforts.

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

B. Liquidity and Capital Resources

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash (used in)/ provided by operating activities	(349,550)	161,863	(190,929)	(30,336)
Net cash provided by/ (used in) investing activities	403,152	(109,056)	(26,944)	(4,281)
Net cash (used in)/ provided by financing activities	(111,335)	(9,529)	(210,202)	(33,398)
Effect of foreign currency exchange	(378)	(7,628)	(4,640)	(737)
Cash and cash equivalents at beginning of year	566,889	508,778	544,428	86,501
Cash and cash equivalents at end of year	508,778	544,428	111,713	17,749
Net (decrease)/ increase in cash and cash equivalents	(58,111)	35,650	(432,715)	(68,752)

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

Net cash used in operating activities for the year ended December 31, 2011 was RMB190.9 million (US$30.3 million) which was mainly derived from the net income of RMB15.0 million (US$2.4 million), as adjusted by an increase in prepaid expenses and other current assets of RMB62.2 million, a reduction of RMB86.1 million in accounts payable, a decrease of customer advances of RMB11.2 million and a decrease of RMB42.4 million in amount due to related parties. The increase in prepaid expenses and other current assets was mainly the prepayment we made in relation to the media fee of All Day Classic Package on CCTV-8 for 2012. The decrease in accounts payable was mainly due to our payment of media fees of the Daytime Advertising Package program for 2010 . The decrease in customer advances was mainly because we received less advances from customers for the advertising time slots in 2012. The decrease in amount due to related parties resulted from our repayment of RMB42.4 million to FTP.

Net cash provided by operating activities for the year ended December 31, 2010 was RMB161.9 million (US$24.5 million) which was mainly derived from the net income of RMB39.9 million (US$6.0 million), as adjusted by a reduction in prepaid expenses and other current assets of RMB30.7 million, an increase of RMB106.0 million in accounts payable, an increase of customer advances of RMB18.7 million and a decrease of RMB47.5 million in amount due to related parties. The decrease in prepaid expenses and other current assets was mainly due to the fact that the deposit we were required to make with CCTV in connection with the advertising time slots in 2011 for the Periodic China News Package program on CCTV-4 was reduced. The increase in accounts payable was mainly due to the fact that a majority of the media cost of the Daytime Advertising Package program in 2010 had not been settled. The increase in customer advances was mainly because we received more advances from customers for the advertising time slots in 2011. The decrease of amount due to related parties resulted from the fact that we ceased to obtain advertising time slots from FTP in 2010.

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

Cash flow from investing activities

Net cash used in investing activities was RMB26.9 million (US$4.3 million) for the year ended December 31, 2011. These activities included the fixed deposit of the equivalent of RMB163.7 million in foreign currency placed in our offshore bank account in 2011 which was partially offset by the redemption of a short-term investment fund of RMB120.0 million from a PRC financial institution.

Net cash used in investing activities was RMB109.1 million (US$16.5 million) for the year ended December 31, 2010. These activities included the purchase of a short-term investment fund of RMB70.0 million from a PRC financial institution, and the payment of RMB32.5 million in connection with a property purchase agreement entered into in 2008.

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

Cash flow from financing activities

Our net cash used in financing activities for the year ended December 31, 2011 was RMB210.2 million (US$33.4 million), which primarily included RMB198.4 million used for dividend distribution and RMB12.5 million used for repurchase of our ordinary shares in 2011.

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

Our capital expenditures, consisting of purchase of property and equipment, were RMB1.3 million, RMB6.5 million and RMB2.9 million (US$0.5 million) for the years ended December 31, 2009, 2010 and 2011, respectively. We expect to incur capital expenditures of up to RMB1.0 million in 2012, which will be used primarily for purchase of fixed assets..

We believe that our current cash and cash equivalents and anticipated cash flow from operations in the near future will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, we have become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

E. Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F. Tabular Disclosure of Contractual Obligations

Operating lease commitments

We entered into certain leasing arrangements relating to the lease of our office premises. Rental expense under operating leases for the years ended December 31, 2009, 2010 and 2011 were RMB0.1 million, RMB0.2 million and RMB0.1 million, respectively.

As at December 31, 2011, we had commitments under non-cancellable operating leases to make minimum payments as follows:

Within 1 year	RMB173,426
After 1 year but within 3 years	RMB94,772
Total	RMB268,198

Operating fixed or guaranteed payment contracts

We expect to continue to enter into contracts in the future for advertising time slots for programs on CCTV-4, for which CCTV typically requires the payment of a fixed amount of media fees. For 2012, we have obtained the advertising time slots for the Periodic China News Package on CCTV-4 and All Day Classic Package on CCTV-8. Under the new contract, we are required to pay CCTV approximately RMB81.3 million in 12 equal monthly installments beginning from January 2012 for CCTV-4 time slots and have prepaid RMB60.5 million for CCTV-8 time slots

Capital and other commitments

In March 2012, we used the proceeds from matured short-term investments to pay off the remaining amount of US$26.1 million for the special dividend declared in 2011. We did not have any other significant capital and other commitments as of December 31, 2011.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of April 27, 2012.

Name	Age	Position / Title
Shengcheng Wang	58	Chairman and Chief Executive Officer
Julie Zhili Sun	44	Director and Chief Financial Officer
Haiyan Xing	40	Director and Executive General Manager
Liping He	53	Independent Director
Jianmin Qu	64	Independent Director
Xingzhao Liu	49	Independent Director
Yong Chen	55	Independent Director
Zhenheng Huo	48	Vice President
Shuo Cheng	34	Vice President
Xingyu Zhang	44	Vice President
Weitao Xu	37	Vice President
Guanning Liang	32	Financial Controller

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

Mr. Jianmin Qu is an independent director of our company. Mr. Qu is currently a vice chairman of China Association of National Advertisers. Mr. Qu was the director of the Advertising Division of China’s State Administration for Industry and Commerce from 1998 to 2006. Mr. Qu holds a master’s degree in Economic Law from Beijing University.

Dr. Xingzhao Liu is an independent director of our company. Dr. Liu is currently a professor of the Shanghai Jiaotong University School of Electronic Information and Electrical Engineering. Dr. Liu received his doctorate degree in System Engineering from the University of Tokushima and his master and bachelor degrees in Electrical Engineering from Harbin Institute of Technology.

Mr. Yong Chen is the editor-in-chief of Modern Advertising magazine. He is also the secretary general of the Interactive Internet Advertising Committee of China Advertising Association and a member of the International Advertising Association and the Academic Committee of China Advertising Association. Mr. Chen has more than ten years of experience in the media industry in China. Mr. Chen studied at Beijing Economic Management College and the postgraduate program of liberal arts management at Beijing University.

Executive Officers

Mr. Zhenheng Huo is the general manager of Beijing Film Production and is in charge of television program planning, production and promotion. Prior to joining our company in 2011, Mr. Huo was deputy director of CCTV-1 responsible for planning, producing and reviewing a number of popular television programs, including “First Cartoon Park”, “Wonderful Moment”, “Man and Nature”, “Animal World”, “World Art”, and “Collection of Today’s Stories”. Mr. Huo was also responsible for identifying, purchasing and broadcasting a number of programs on CCTV-1. Mr. Huo has over 23 years of experience in the television industry. Mr. Huo received his bachelor’s degree in Radio and Television Administration from Beijing Radio College (now known as China Media University) in 1987.

Mr. Shuo Cheng is our vice president in charge of sales and marketing. Mr. Cheng joined us in 2003 as a media resource manager. Between 2002 to 2003, Mr. Cheng worked as a media resource manager at Mass Communications International Advertising Co., Ltd. He was a sales representative at DHL Sinotrans International Air Courier Ltd. from 2000 to 2001. Mr. Cheng received his bachelor’s degree in Economics from Renmin University in China.

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

Mr. Guanning Liang is our financial controller. Prior to joining our company in January 2011, Mr. Liang was the finance manager of GCL-Poly, a company listed on the Stock Exchange of Hong Kong, and senior finance manager of its subsidiary GCL Solar from 2008 to 2010. Mr. Liang has over six years of experience in KPMG as audit manager. Mr. Liang received a bachelor’s degree in Business Administration from Sun Yat-Sen University in 2002. Mr. Liang is a member of the Association of Chartered Certified Accountants, or ACCA.

B. Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2011, we paid aggregate cash compensation of RMB12.8 million (US$2.0 million) to our directors and executive officers, respectively. For options granted to our officers and directors, see “—2008 Equity Incentive Plan.”

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

On April 1, 2011, the board of directors resolved to award share options under this plan to certain executive officers and directors to purchase 15,478,625 ordinary shares of our company at an exercise price of US$0.078 per share. The share options granted vest over 4 years.

In October 2011, we declared to distribute a special cash dividend of US$0.07667 per ordinary share. Pursuant to the plan, we adjusted the exercise price of the outstanding options to US$0.001 to prevent dilution of benefits intended to be made under the plan in the event of dividend distribution. The option held by each participant was modified as of December 30, 2011. No other change were made to the terms and conditions of the options granted.

The annual increase in the number of ordinary shares available for issuance was 15,766,647 shares in 2011 and 15,033,958 shares in 2012. As of the date of this annual report, an aggregate of 79,821,884 shares are available for future issuance under our 2008 equity incentive plan.

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this annual report, taking into account the modification described in the preceding paragraph, under the 2008 equity incentive plan:

Name	Ordinary Shares Underlying Outstanding Options	Ordinary Shares Exercisable*	Exercise Price (US$/Share)	Grant Date	Expiration Date
Shengcheng Wang	7,966,084	5,903,584	0.001	July 1, 2008	July 1, 2018
	6,710,663	2,156,375	0.001	April 1,2011	July 1,2018
Julie Zhili Sun	3,983,042	2,951,792	0.001	July 1, 2008	July 1, 2018
	3,356,730	1,082,812	0.001	April 1,2011	July 1,2018
Haiyan Xing	663,841	491,966	0.001	July 1, 2008	July 1, 2018
	559,459	180,468	0.001	April 1,2011	July 1,2018
Shuo Cheng	531,072	393,572	0.001	July 1, 2008	July 1, 2018
Xinyu Zhang	663,841	491,966	0.001	July 1, 2008	July 1, 2018
Weitao Xu	127,457	94,457	0.001	July 1, 2008	July 1, 2018
Guanning Liang	1,395,000	450,000	0.001	April 1,2011	July 1, 2018
Other employees and consultant as a group	676,261	226,379	0.001	July 1, 2008	July 1, 2018
Total	26,633,450	14,423,371	0.001	July 1, 2008	July 1, 2018

*	A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2012. The actual number of share options that can be vested on July 1, 2012 may be different from our estimate.

Share Issuance to the Management Team

On November 23, 2011, our shareholders approved the share issuance to the management team of our company on or prior to December 31, 2012 under the condition that the maximum number of ordinary shares to be issued must not exceed 20% of our total outstanding ordinary shares as of the date of passing of the resolution and the price per ordinary share must not be more than 20% below the per ordinary share equivalent of the average closing price of our ADSs over the 30 trading-day period immediately prior to the date of each share issuance. Other terms and condition of the share issuance will be determined by our board of directors.

Share Repurchase Program

On September 30, 2010, we announced that the board of directors had approved a share repurchase program, under which we may repurchase up to US$6.0 million worth of our issued and outstanding ADSs by and before November 1, 2011. Any repurchase will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. The timing and extent of any repurchases are dependent upon market conditions, the trading price of ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended. As of April 27, 2012, we had repurchased and cancelled 136,520 ADSs (representing 40,956,000 ordinary shares).

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

Audit Committee

Our audit committee consists of Messrs. Liping He, Yong Chen, Xingzhao Liu and Jianmin Qu. Mr. Liping He has the accounting and financial management expertise required under the NYSE Listed Company Manual. All of our audit committee members satisfy the “independence” requirements of the NYSE Listed Company Manual. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

As of December 31, 2009, 2010 and 2011, we had 143, 126 and 151 full-time employees, respectively. The following table sets forth the number of our staff by area of business as of December 31, 2011:

	Number of employees	Percentage
Sales, marketing and customer services	56	37.1%
Production	44	29.1%
Strategy, media relationship and market research	19	12.6%
Management and administration	32	21.2%
Total number of employees	151	100.0%

We offer our employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2009, 2010 and 2011 were RMB2.0 million, RMB2.3 million and RMB2.2 million (US$0.4 million), respectively.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of April 27, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Shengcheng Wang(2)	564,676,747	73.5
Julie Zhili Sun	*	*
Haiyan Xing	*	*
Liping He	—	—
Jianmin Qu	—	—
Xingzhao Liu	—	—
Yong Chen	—	—
Shuo Cheng	*	*
Weitao Xu	*	*
Xinyu Zhang	*	*
Zhenheng Huo	—	—
Guanning Liang	*	*
All Directors and Executive Officers as a group	575,397,729	74.1
Principal Shareholders:
Shengcheng Wang(2)	564,676,747	73.5

*	Upon exercise of all share options exercisable within 60 days of April 27, 2012, would beneficially own less than 1% of our ordinary shares.

(1)	Percentage of beneficial ownership of each listed person is based on 751,697920 ordinary shares outstanding as of April 27, 2012 as well as the estimated number of ordinary shares underlying share options exercisable by such person within 60 days of April 27, 2012. A portion of the options granted under our 2008 equity incentive plan only vests subject to our company’s performance. Therefore, the number of share options exercisable by each listed person in the above table is based on our current estimate of the company’s performance for the one-year vesting period ending July 1, 2012. The actual number of share options that can be vested on July 1, 2012 may be different from our estimate. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2008 Equity Incentive Plan.”

(2)	Consists of (a) 14,676,747 ordinary shares that are issuable upon the exercise of options by Mr. Shengcheng Wang within 60 days of April 27, 2012; (b) 440,000,000 ordinary shares owned by Happy Indian Ocean Limited and (c) 110,000,000 ordinary shares owned by Arctic Spring Limited. Happy Indian Ocean Limited is the record holder of 440,000,000 ordinary shares. Arctic Spring Limited is the record holder of 110,000,000 ordinary shares. Mr. Shengcheng Wang has the right to vote in respect of the 440,000,000 ordinary shares owned by Happy Indian Ocean Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Happy Indian Ocean Limited and China Mass Media Corp. Mr. Shengcheng Wang also has the right to vote in respect of the 110,000,000 ordinary shares owned by Arctic Spring Limited by virtue of a voting trust agreement among Mr. Shengcheng Wang, Arctic Spring Limited and China Mass Media Corp. Mr. Shengcheng Wang has no direct or indirect equity interests in either Happy Indian Ocean Limited or Arctic Spring Limited. Both Happy Indian Ocean Limited and Arctic Spring Limited are part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Wang and his family. Mr. Shengcheng Wang may be deemed to be the beneficial owner of the ordinary shares owned by Happy Indian Ocean Limited and Arctic Spring Limited under the U.S. securities law.

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

In January 2008, we entered into a lease agreement with FTP for part of its office space at a rent of approximately RMB1.9 million per year, for a term of ten years. In December 2008, we purchased all such office space from FTP at its fair market value as determined by an independent real estate valuation company in the amount of RMB52.6 million. In January 2009, we entered into a lease agreement with a term of one year with FTP pursuant to which FTP leased from us part of our office space at a rent of 0.5 million (US$79,442). In January 2010, the lease agreement is automatically renewed for an indefinite term unless and until terminated by either party to the lease agreement.

We also entered into an asset leasing agreement with FTP relating to the lease by FTP to us of certain fixed assets of FTP. The lease was for a period from December 1, 2007 to December 31, 2010, The net book value of the subject assets was RMB0.4 million (US$63,554) as of December 31, 2010. The aggregate rent was RMB103,000 (US$16,365) for the three years ended December 31, 2010. The agreement was terminated in 2011.

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

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business. Currently, no legal proceedings, regulatory inquiries or investigations are pending against us that, in our opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

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

In October 2011, our board of directors declared a special cash dividend of US$0.07667 per ordinary share, or US$23.00 per ADS, to all of our shareholders and ADS holders as of December 9, 2011. By the end of 2011, we had paid dividends of US$31.4 million in cash to those investors. We paid off the remaining committed cash dividend of US$26.1 million in March 2012.

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

B. Significant Changes

We currently expect to generate total net revenues of between RMB32 million to RMB37 million for the first quarter of 2012. The expected range of net revenues represents a potential decrease of 27.3% to 37.1% compared with the first quarter 2011 due to fewer media resources secured by us and the continued pricing competition. This forecast reflects the our company’s current and preliminary estimate, which is subject to change.

ITEM 9.     THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs, each representing 300 of our ordinary shares were listed on NYSE Arca on August 4, 2008 under the symbol “CMM.” On August 25, 2009, we transferred the listing of our ADSs from NYSE Arca to NYSE. The trading of our ADSs on the NYSE was suspended on March 19, 2012.

The following table provides the high and low trading prices for our ADSs on NYSE Arca or NYSE, as the case may be, until March 12, 2012, and on the over-the-counter market since March 19, 2012 for (1) each year of 2008 (from August 4, 2008), 2009, 2010 and 2011, (2) each quarter in 2010, 2011 and 2012 and (3) each of the past six months.

	Share Price
	High	Low
Annually
2008 (From August 4, 2008)	6.85	1.40
2009	3.55	1.13
2010	3.71	1.64
2011	6.00	0.81
Quarterly
First Quarter 2010	3.80	2.63
Second Quarter 2010	3.08	1.13
Third Quarter 2010	3.02	1.64
Fourth Quarter 2010	3.55	2.30
First Quarter 2011	3.28	2.24
Second Quarter 2011	2.34	1.26
Third Quarter 2011	1.76	0.81
Fourth Quarter 2011	6.00	0.85
First Quarter 2012	5.85	3.41
Monthly
October 2011	2.44	0.85
November 2011(1)	2.47	2.11
December 2011	6.00	2.17
January 2012	5.85	3.41
February 2012	4.44	3.00
March 2012	4.66	1.00
April 2012 (through April 27, 2012)	2.80	1.65

(1) We changed the ratio of our ordinary shares to ADSs from 30:1 to 300:1, effective on November 28, 2011.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing 300 of our ordinary shares, were listed on NYSE Arca from August 4, 2008 through August 24, 2009 under the symbol “CMM.” On August 25, 2009, we transferred the listing of our ADSs from NYSE Arca to NYSE.

In March 2012, NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE on the grounds that we had fallen below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires us to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. On March 19, 2012, NYSE suspended the trading of our ADSs. Our ADSs are currently quoted on the over-the-counter market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-152305), as amended. Our shareholders adopted our third amended and restated memorandum and articles of association by special resolutions passed on July 18, 2008. The third amended and restated memorandum and articles of association became effective on August 4, 2008. On December 10, 2009, our third amended and restated memorandum and articles of association was amended to increase our authorized share capital from US$1,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each to US$3,000,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.001 each. The third amended and restated memorandum and articles of association, as so amended, became our fourth amended and restated memorandum and articles of association, which is currently effective. Other than the above, there is no other difference between our fourth and third amended and restated memorandum and articles of association.

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

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE. As of March 19, 2012, our ADSs are no longer traded on the NYSE. In addition, as discussed below under “PFIC” we believe that we were a PFIC for the taxable year ended December 31, 2011. If we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

PFIC

We believe that we were a PFIC for the taxable year ended December 31, 2011 and it is possible that we may be a PFIC for the current taxable year. Our status for the current taxable year will be based in part on the average value of our assets as determined based on the price of the ADSs and our ordinary shares. Our actual PFIC status for the current taxable year ending December 31, 2012 will not be determinable until the close of the current taxable year ending December 31, 2012. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE, or other market, as defined in applicable U.S. Treasury regulations. As of December 31, 2011, our ADSs were traded on the NYSE which should be a qualified exchange for purposes of the applicable U.S. Treasury regulations. Accordingly, the option to make a mark-to-market election may be available to you for the year ended December 31, 2011. However, as described under the section “Introduction”, trading in our ADSs on the NYSE was suspended on March 19, 2012. Our ADSs are currently traded on “pink sheets” . It is unlikely, however, that the pink sheets is a qualified exchange within the meaning of the applicable U.S. Treasury regulations. In addition, it is unclear whether there would be sufficient trading on these markets for our ADSs to qualify as regularly traded within the meaning of the applicable U.S. Treasury regulations. Accordingly, it is unlikely that a U.S. Holder of ADSs would be able to rely on trading on this market to make a mark-to-market election for periods after March 19, 2012. We expect that the ADSs will be listed and regularly traded on NYSE and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You may make a timely mark-to-market election with respect to our ADSs by filing IRS Form 8621 with your original or amended U.S. federal income tax return for the first taxable year in which we are a PFIC and you hold ADSs by the due date of the return (including extensions). U.S. Holders of ADSs or ordinary shares should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Services	Rate
• Issuance of ADSs upon deposit of our ordinary shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued
• Delivery of deposited securities against surrender of ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered
• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held
• Depositary services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

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

Fees and Payments from the Depositary to Us

From January 1, 2011 to December 31, 2011, the depositary reminbursed us US$11,130.65 for our expenses incurred in connection with the maintenance of the ADS program. However, such reimbursement were not actually paid to us because it was deducted from accrued fees previously owed to the depositary .. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the maintenance of the ADSs program in the future. The amount of such reimbursements is subject to certain limits.

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

As of April 27, 2012, an aggregate of US$0.9 million of the net proceeds were spent to expand our advertising production capability and US$2.2 million on working capital and other general corporate purposes. An aggregate of US$ 37.6 million of the net proceeds were paid to our shareholders as special dividends, of which US$27.6 million were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Our company’s management, including our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company’s management, including our chief executive officer and our chief financial officer, concluded that our internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Controls

There were no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Liping He, who is one of our independent directors under the applicable rules of the Securities and Exchange Commission, is an audit committee financial expert within the meaning of the rules of the Securities and Exchange Commission. See “Item 6. Directors, Senior Management and Employees.”

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

	Year Ended December 31,
	2010	2011
	(RMB)	(RMB)	(US$)
Audit fees(1)	7,500,000	4,500,000	715,978
Audit-related fees(2)	3,600,000	–	–
Tax fees(3)	–	–	–
All other fees(4)	–	–	–

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the services relating to the company’s proposed listing on the SEHK for the year ended December 31, 2010.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS	ADSs Purchase as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs
November1 through November 30, 2010	10,670	24.92	265,910	5,734,090
December 1 through December 31, 2010	35,530	33.01	1,172,948	4,561,142
January 1 through January 31, 2011	11,510	30.34	349,187	4,211,955
February 1 through February 28, 2011	12,250	25.51	312,473	3,899,482
March 1 through March 31, 2011	9,900	25.47	252,157	3,647,325
April 1 through April 30, 2011	7,440	21.30	158,453	3,488,872
May 1 through May 31, 2011	7,020	17.68	124,094	3,364,778
June 1 through June 30, 2011	7,890	13.93	109,931	3,254,847
July 1 through July 31, 2011	15,910	15.99	254,445	3,000,402
August 1 through August 31, 2011	7,860	13.60	106,923	2,893,479
September 1 through September 30, 2011	4,420	11.22	49,601	2,843,878
October 1 through October 31, 2011	2,850	10.40	29,647	2,814,231
November 1 through November 30, 2011	3,270	23.43	76,611	2,737,620
Total	136,520	23.90	3,262,380	2,737,620

______________________

(1)	On September 30, 2010, we announced that our board of directors had approved a share repurchase program, under which we may repurchase up to US$6.0 million worth of our issued and outstanding ADSs by and before November 1, 2011.
(2)	Our ADS to ordinary share ratio was one ADS for 30 ordinary share prior to November 28, 2011. Our ADS to ordinary share ratio changed to one ADS for 300 ordinary share, effective on November 28, 2011.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have followed the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

1.2**	Fifth Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

1.3***	Fourth Amended and Restated Memorandum and Articles of Association of China Mass Media Corp.

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

2.3*	Investor Rights Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

4.1*	Form of 2008 Share Incentive Plan

4.2*	Termination Agreement dated July 23, 2008, among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

4.3*	English Translation of Non-Competition Agreement dated January 31, 2008, among Mr. Shengcheng Wang, Ms. Kun Zhang, Mr. Zhiyi Wang, Ms. Wenkai Zhang and Mass Media & Universal International Advertising Co., Ltd.

4.4*	Form of Employment Agreement

4.5*	English Translation of Equity Transfer Agreement between Universal International Advertising Limited and Shenzhen Guang Er Gao Zhi Co., Ltd.

4.6*	English Translation of Framework Agreement dated December 20, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.7*	English Translation of Advertising Agency Agreement dated January 22, 2008 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.8*	English Translation of Advertising Agency Agreement on 2008 Chinese New Year Gala Program dated December 6, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.9*	English Translation of Advertising Agency Agreement on Special Events dated December 12, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.10*	English Translation of Form of Media Resource Purchase Agreement between Mass Media & Universal International Advertising Co., Ltd. and CCTV

4.11*	English Translation of Form of Advertising Agency Agreement between Mass Media & Universal International Advertising Co., Ltd. and advertising clients

4.12*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

4.13*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Zhiyi Wang

4.14*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Winner Wide Limited

4.15*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and CTF Capital Ltd.

4.16*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Goldcorn Development Limited

4.17*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Jumbo Right Holdings Limited

4.18*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and True Wise Investments Limited

4.19*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Ever Kingdom Limited

4.20*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.21*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, True Wise Investments Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.22*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Ever Kingdom Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

4.23*	Preferred Share Conversion Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited and China Mass Media International Advertising Corp.

4.24**	Form of 2010 Share Option Scheme

8.1	List of Subsidiaries of China Mass Media Corp.

11.1*	Code of Business Conduct and Ethics of China Mass Media Corp.

12.1	CEO Certification pursuant to Rule 13a-14(a)

12.2	CFO Certification pursuant to Rule 13a-14(a)

13.1	CEO Certification pursuant to Rule 13a-14(b)

13.2	CFO Certification pursuant to Rule 13a-14(b)

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Incorporated by reference to our registration statement on Form F-1 (File No. 333-152305) filed with the Securities and Exchange Commission, as declared effective on August 4, 2008.

**	Incorporated by reference to our annual report on Form 20-F (File No. 001-34132) filed with the Securities and Exchange Commission on August 31, 2010, as amended.

***	Incorporated by reference to our annual report on Form 20-F (File No. 001-34132) filed with the Securities and Exchange Commission on June 29, 2011

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Mass Media Corp.

/s/ Shengcheng Wang

Name: Shengcheng Wang

Title: Chairman and Chief Executive Officer

Date: April 30, 2012

CHINA MASS MEDIA CORP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Mass Media Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of China Mass Media Corp. (the “Company”) and its subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

April 30, 2012

1.	CONSOLIDATED BALANCE SHEETS

China Mass Media Corp.

		December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					See Note 3(x)
Assets
Current assets:
Cash and cash equivalents	3(c), 15	508,778,014	544,427,828	111,712,682	17,749,358
Restricted cash	3(d)	—	10,000,000	—	—
Short-term investments	3(e), 5, 15	80,000,000	150,000,000	193,705,911	30,776,770
Notes receivable		1,937,450	5,892,690	600,000	95,330
Accounts receivable, net	3(f), 6,	375,568	991,024	7,362,830	1,169,836
Prepaid expenses and other current assets	3(g), 7	66,560,752	41,794,343	93,655,505	14,880,361

Total current assets		657,651,784	753,105,885	407,036,928	64,671,655

Property and equipment, net	3(h), 8	55,464,401	58,602,500	57,215,642	9,090,650

Total assets		713,116,185	811,708,385	464,252,570	73,762,305

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable		50,446,460	156,494,604	70,419,236	11,188,490
Customer advances	3(l)	20,657,147	39,311,493	28,066,802	4,459,366
Dividend payable	12	—	—	164,589,438	26,150,628
Accrued expenses and other current liabilities	9	17,776,049	24,804,884	24,343,641	3,867,815
Taxes payable	10(a)	20,519,899	29,238,039	15,874,490	2,522,202
Amount due to related parties	18	127,068,624	53,237,048	10,883,700	1,729,246

Total current liabilities		236,468,179	303,086,068	314,177,307	49,917,747

Total liabilities		236,468,179	303,086,068	314,177,307	49,917,747

Commitments and contingencies	17	—	—	—	—
Shareholder’s equity:
Ordinary shares (US$0.001 par value; 3,000,000,000 shares authorized as of December 31, 2009, 2010 and 2011; 716,375,000 issued and outstanding as of December 31, 2009; 788,332,360 issued and outstanding as of December 31, 2010, 751,697,920 issued and outstanding as of December 31, 2011	12	4,893,500	5,381,321	5,132,534	815,478
Additional paid-in capital		332,354,066	361,736,018	104,896,262	16,666,338
Accumulated other comprehensive income		—	—	13,900	2,208
Repurchased Shares to be cancelled, at cost (nil as of December 31, 2009 and 2011; 13,860,000 shares as of December 31, 2010)	12	—	(9,529,124)	—	—
Statutory reserves	13(b)	25,000,000	25,000,000	25,000,000	3,972,100
Retained earnings		114,400,440	126,034,102	15,032,567	2,388,434

Total shareholder’s equity		476,648,006	508,622,317	150,075,263	23,844,558

Total liabilities and shareholder’s equity		713,116,185	811,708,385	464,252,570	73,762,305

The accompanying notes are an integral part of these consolidated financial statements.

2.	CONSOLIDATED STATEMENTS OF OPERATIONS

China Mass Media Corp.

		Year ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					See Note 3(x)
Revenues:	3(j)
Advertising agency services		397,279,413	222,298,472	185,319,862	29,444,361
Special event services		—	—	14,659,600	2,329,176
Advertisement production and sponsorship services		30,304,634	34,151,752	25,474,606	4,047,507

Total revenues		427,584,047	256,450,224	225,454,068	35,821,044
Less: business tax		(16,021,579)	(13,046,869)	(13,136,872)	(2,087,239)

Total net revenues		411,562,468	243,403,355	212,317,196	33,733,805

Operating costs and expenses:
Cost of revenues	3(k)	(40,239,024)	(127,654,373)	(116,883,445)	(18,570,909)
Cost of revenues — media fees to a related party	18(b)	(230,000,000)	—	—	—
Sales and marketing expenses		(17,362,444)	(16,993,454)	(20,138,837)	(3,199,739)
General and administrative expenses		(33,193,760)	(35,832,156)	(29,033,088)	(4,612,893)

Total operating costs and expenses		(320,795,228)	(180,479,983)	(166,055,370)	(26,383,541)

Operating income		90,767,240	62,923,372	46,261,826	7,350,264
Interest and investment income	16	9,494,036	5,257,307	13,747,380	2,184,239
Other (expense) / income, net		532,325	(6,765,851)	(4,686,542)	(744,617)

Income before tax		100,793,601	61,414,828	55,322,664	8,789,886
Income tax expense	10(b)	(14,327,931)	(21,522,126)	(40,290,097)	(6,401,452)

Net income		86,465,670	39,892,702	15,032,567	2,388,434

Earnings per ordinary share, basic and diluted	11	0.11	0.05	0.02	0.0031

Earnings per ADS, basic	11	32.9	15.2	5.94	0.9444

Earnings per ADS, diluted	11	32.8	15.2	5.94	0.9434

Shares used in calculating earnings per ordinary share, basic	11	788,012,500	787,181,901	758,715,460	758,715,460

Shares used in calculating earnings per ordinary share, diluted	11	789,860,806	788,662,085	759,516,363	759,516,363

Shares used in calculating earnings per ADS, basic	11	2,626,708	2,623,940	2,529,052	2,529,052

Shares used in calculating earnings per ADS, diluted	11	2,632,869	2,628,874	2,531,721	2,531,721

Note: Effective on November 28, 2011, the Company changed the ratio of its ordinary shares to American Depositary Shares (ADSs) from 30:1 to 300:1. The basic and diluted earnings per ADS for all periods presented above have been retrospectively adjusted to reflect the new ADS ratio. There is no change to China Mass Media’s underlying ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

3. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

China Mass Media Corp.

	Share Capital		Additional Paid-in	Repurchased Shares to be Cancelled, at Cost		Statutory	Accumulated Other Comprehensive	Retained	Total Shareholder’s	Total Comprehensive
	Shares	Amount	Capital	Shares	Amount	Reserve	Income	Earnings	Equity	Income
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2009	716,375,000	4,893,500	330,214,330	—	—	25,000,000	—	27,934,770	388,042,600
Share-based compensation (Note 14)	—	—	2,139,736	—	—	—	—	—	2,139,736
Net income	—	—	—	—	—	—	—	86,465,670	86,465,670	86,465,670
Total comprehensive income										86,465,670

Balance at December 31, 2009	716,375,000	4,893,500	332,354,066	—	—	25,000,000	—	114,400,440	476,648,006
Stock dividends (Note 12)	71,637,500	485,702	27,773,338	—	—	—	—	(28,259,040)	—
Share-based compensation (Note 14)	—	—	1,478,226	—	—	—	—	—	1,478,226
Ordinary shares issued upon exercise of employee stock options (Note 14)	319,860	2,119	130,388	—	—	—	—	—	132,507
Repurchase of ordinary shares to be cancelled (Note 12)	—	—	—	(13,860,000)	(9,529,124)	—	—	—	(9,529,124)
Net income	—	—	—	—	—	—	—	39,892,702	39,892,702	39,892,702
Total comprehensive income										39,892,702

Balance at December 31, 2010	788,332,360	5,381,321	361,736,018	(13,860,000)	(9,529,124)	25,000,000	—	126,034,102	508,622,317
Share-based compensation (Note 14)	—	—	1,691,285	—	—	—	—	—	1,691,285
Ordinary shares issued upon exercise of employee stock options (Note 14)	2,366,160	15,239	911,635	—	—	—	—	—	926,874
New additional repurchased ordinary shares (Note 12)	—	—	—	(27,096,000)	(12,477,441)	—	—	—	(12,477,441)
Cancellation of repurchased ordinary shares(Note 12)	(40,956,000)	(264,026)	(21,742,539)	40,956,000	22,006,565	—	—	—	—
Unrealized holding gains on available-for-sale securities	—	—	—	—	—	—	13,900	—	13,900	13,900
Dividend distribution (Note 12)	—	—	(237,700,137)	—	—	—	—	(126,034,102)	(363,734,239)
Net income	—	—	—	—	—	—	—	15,032,567	15,032,567	15,032,567
Total comprehensive income										15,046,467

Balance at December 31, 2011	749,742,520	5,132,534	104,896,262	—	—	25,000,000	13,900	15,032,567	150,075,263

The accompanying notes are an integral part of these consolidated financial statements.

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

China Mass Media Corp.

		Year ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					See Note 3 (x)
Cash flows from operating activities:
Net income		86,465,670	39,892,702	15,032,567	2,388,434
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation expense		3,074,157	3,324,151	4,209,314	668,793
Interest income		(5,994,921)	(3,819,737)	(10,038,680)	(1,594,986)
Exchange loss		363,439	7,628,472	4,801,428	762,870
Share-based compensation		2,139,736	1,478,226	1,691,285	268,718
Gain on disposals of property and equipment		—	(281,912)	(39,622)	(6,295)
Changes in assets and liabilities:
Notes receivable		(1,937,450)	(3,955,240)	5,292,690	840,924
Accounts receivable		13,991,625	(615,456)	(6,371,806)	(1,012,378)
Prepaid expense and other current assets		(29,448,793)	30,701,202	(62,168,524)	(9,877,584)
Amount due from a related party		1,000,000	—	—	—
Accounts payable		(279,638,966)	106,048,144	(86,075,368)	(13,675,999)
Customer advances		(54,765,336)	18,654,346	(11,244,691)	(1,786,601)
Accrued expenses and other current liabilities		4,010,959	7,028,835	491,127	78,032
Taxes payable		(857,216)	3,279,672	(4,155,327)	(660,215)
Amount due to related parties		(87,952,669)	(47,500,000)	(42,353,348)	(6,729,269)

Net cash provided by / (used in) operating activities		(349,549,765)	161,863,405	(190,928,955)	(30,335,556)

Cash flows from investing activities:
Purchase of one-year time deposit		—	—	(163,687,500)	(26,007,325)
Net proceeds from (purchase of) / redemption short-term investments with terms of three months or less		420,000,000	(70,000,000)	119,108,006	18,924,356
Purchase of property and equipment		(23,451,242)	(32,807,388)	(2,930,414)	(465,596)
Proceed from disposal of property and equipment		—	301,300	147,579	23,448
Change in restricted cash		—	(10,000,000)	10,000,000	1,588,840
Gain on sale of investment		6,602,921	3,450,093	10,418,408	1,655,318

Net cash (used in) / provided by investing activities		403,151,679	(109,055,995)	(26,943,921)	(4,280,959)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares		—	—	687,751	109,273
Cash distributed in connection with the Reorganization	1(b)	(15,000,000)	—	—	—
Dividends distributed	12	(96,335,115)	—	(198,414,044)	(31,524,817)
Repurchase of ordinary shares to be cancelled		—	(9,529,124)	(12,476,159)	(1,982,262)

Net cash used in financing activities		(111,335,115)	(9,529,124)	(210,202,452)	(33,397,806)

Effect of exchange rate changes on cash and cash equivalents		(378,046)	(7,628,472)	(4,639,818)	(737,191)

Net increase / (decrease) in cash and cash equivalents		(58,111,247)	35,649,814	(432,715,146)	(68,751,512)
Cash and cash equivalents at beginning of the year		566,889,261	508,778,014	544,427,828	86,500,870

Cash and cash equivalents at end of the year		508,778,014	544,427,828	111,712,682	17,749,358

Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes		16,201,167	14,272,177	40,539,480	6,441,011
Dividend declared but not paid	12	—	—	164,589,438	26,150,628
Stock dividend distribution		—	28,259,040	—	—

The accompanying notes are an integral part of these consolidated financial statements.

II.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization, principle activities and reorganization

(a)	Organization and principle activities

The Company, formerly known as China Mass Media International Advertising Corp., was incorporated under the Companies Law (2010 Revision) of the Cayman Islands on November 13, 2007 as a company with limited liability. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is an investment holding company and currently conducts its business through Universal International Advertising Co., Ltd. (“Universal”), an operating subsidiary in the People’s Republic of China (the “PRC” or “China”) established in August 2006. The Company, its subsidiaries and variable interest entity (See Note 2) are collectively referred as the “Group” hereafter.

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

The Group is principally engaged in advertising agency services, in which the Group purchases and sells advertising time slots on leading national television channels, including up to 5 channels of China Central Television (“CCTV”), to its customers to allow them to reach a large audience across China and provides advertisement production and public service announcement sponsorship services to its customers (the “Listing Business”).

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

In August 2009, the Company’s ADSs listing venue was transferred from NYSE Arca to NYSE.

In July 2011, Universal, the Company’s PRC subsidiary, entered into a series of contractual arrangements with Beijing Mass Universal Film Production Company Limited (“Beijing Film Production”), a film and TV drama series production company established by the Company in May 2011, to govern the relationships with the consolidated entities. These contractual arrangements allow the Company to effectively control the Beijing Film Production and to derive substantially all of the economic benefits from it.

On November 28, 2011, the Company changed the ratio of its ordinary shares to ADSs from 30:1 to 300:1. There is no change to the underlying ordinary shares. All earnings per ADS for prior periods have been retrospectively adjusted to reflect the new ADS ratio.

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

2	Variable Interest Entity

To comply with PRC laws and regulations, the Company established Beijing Mass Universal Film Production Co. ("Beijing Film Production" or “VIE”) to conduct film and TV production business in China. The equity interests of the VIE are legally held by an employee of the Company (“Nominee Shareholder”). The effective control of the VIE is held by Universal through a series of contractual arrangements (the "Contractual Agreements"). As a result of the Contractual Agreements, the Company maintains the ability to control the VIE, is entitled to substantially all of the economic benefits from the VIE and is obligated to absorb all of the VIEs’ expected losses.

The following is a summary of the Contractual Agreements:

Power of attorney

Pursuant to the power of attorney, the Nominee Shareholder irrevocably granted Universal’s designated person as the attorney-in-fact to exercise all the shareholder rights under PRC law and the relevant articles of association, including but not limited to, voting on Nominee Shareholder’s behalf on all matters requiring shareholder approval, transferring or disposing part or all the shares of VIE, and electing, appointing or removing the directors and the senior executives of VIE. The Nominee Shareholder has waived all the rights which have been authorized to Universal’s designated person under the power of attorney.

Loan Agreement

Universal entered into loan agreement with the Nominee Shareholder, who will use the interest-free loan RMB 3 million proceed to set up the VIE. Without the prior consent of Universal, VIE cannot enter into any transaction including merger, acquisition and new investments. Repayment of the loan will be decided by Universal in the below two method: 1) payable by transferring all equity interest in the VIE, as held by the nominee shareholder, to
Universal or an individual designated by the Universal; 2) payable by the proceeds received, if any, from the sale of all equity interest in the VIE. The loan for capital injection is eliminated with the capital of VIE in consolidation.

Exclusive Purchase Option Agreement

The Nominee Shareholder of VIE irrevocably granted Universal an exclusive purchase option to request the Shareholder of VIE to transfer any part or all part of the equity interest to Universal or its designee(s) at the cash price paid by the Nominee Shareholder or the lowest price permitted under PRC statue. Universal may exercise such option at any time. In addition, the Shareholder of VIE commits that they will not, unless with written consent from Universal, transfer all or part of their respective equity interest to any third party.

Equity Pledge Agreement

The Nominee shareholder of VIE pledged the equity interest to Universal as collateral for the fulfillment of VIE responsibilities under the Loan Agreement, Exclusive Purchase Option Agreement, Exclusive Consulting and Managing Services Agreement and Exclusive Service Agreement of Technical development, technical support and technical services. The Nominee Shareholder shall not mortgage, transfer or dispose any of the equity interest without prior written consent of Universal. In the event of default, Universal as the pledge, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interest through transfer or assignment. The agreement is terminated only when all obligations under the aforementioned agreements have been fulfilled.

Exclusive Service Agreement for Technical Consulting, Training and Support Services

Universal will provide film production related technical consulting, training and support services on an exclusive basis to VIE. VIE should not accept services mentioned above provided by any third party without prior written consent of Universal. The VIE is obligated to pay Universal a certain percentage of its revenue as consideration of technical service. Unless Universal cancels this agreement or in break of the PRC Law or becomes bankruptcy, the VIE shall not terminate the agreement.

Exclusive Management Services Agreement

Universal provides VIE with management services, which include general administrations, sales and marketing services on an exclusive basis. The VIE is obligated to pay Universal a certain percentage of its revenue as consideration of the management service. Unless Universal cancels this agreement or in break of the PRC Law or becomes bankruptcy, the VIE shall not terminate the agreement.

In accordance with the VIE agreements, Universal has the power to direct activities of the VIE, and can have assets transferred out of the VIE. Therefore, Universal considers that there is no asset in the consolidated VIE that can be used only to settle obligations of the consolidated VIE except for registered capital of the VIE amounting to RMB 3 Million as of December 31, 2011. As the consolidated VIE is incorporated as limited liability companies under the PRC Group Law, the creditors do not have recourse to the general credit of Universal for all the liabilities of the consolidated VIE. As of December 31, 2011, the total equity of the consolidated VIE was RMB 3 Million.

Currently there is no contractual arrangement that could require Universal or the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses in the PRC through the VIE, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE where the Company or its subsidiaries have a variable interest but is not the primary beneficiary.

The Company is a Cayman Islands company and, as such, it is classified as a foreign enterprise under Chinese laws, and the Company's wholly-owned PRC subsidiary, Universal, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate film and TV drama business in China. In light of these restrictions, the Company relies on the VIE to hold and maintain the licenses necessary to operate the film and TV drama business in China. The Company through its wholly-owned PRC subsidiaries entered into a series of contractual arrangements with its VIE and the equity owner to provide the Company with effective control over the VIE.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including those that govern the VIE contractual arrangements. In the opinion of the Company’s management, it is currently unclear what impact the PRC government actions would have on the Group and on its ability to consolidate the financial results of the VIE in the Group’s consolidated financial statements, if the PRC government authorities were to find the Group’s legal structure and the contractual arrangements with its VIE to be in violation of PRC laws and regulations. The relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking business or operating licenses, requiring the Company to restructure the relevant ownership structure or operations, and requiring the Company to discontinue all or any portion of Universal. Any of these actions could cause significant disruption to the Company’s film and TV drama business operations and may materially and adversely affect the Company's business, financial condition and results of operations.

If the imposition of any of these government actions causes the Company no longer able to conclude that Beijing Film Production is VIE of the Company, of which the Company is the primary beneficiary, the Group would no longer be able to consolidate the financial results of the VIE in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. The Company's film and TV drama business operations depend on VIE to honor their contractual agreements with the Company. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China. The management believes that each of the contractual agreements constitutes valid and legally binding obligations of each party to such contractual agreements under PRC Laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Company herein in respect of the legality, binding effect and enforceability of each of the contractual agreements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIE or its shareholder fail to perform their obligation under those arrangements.

The key financial information of the VIE is as follows:

December 31, 2011
RMB

Total assets	13,829,406
Total liabilities	18,058,166

Year ended December 31, 2011
RMB

Net loss	7,228,761

Year ended December 31, 2011
RMB

Net cash used in operating activities	(6,176,731)
Net cash used in investing activities	(10,000,000)
Net cash provided by financing activities	20,000,000
Net increase in cash and cash equivalents	3,823,269

3	Summary of Significant Accounting Policies

(a)	Basis of preparation and consolidation

The significant accounting policies applied in the preparation of the financial information are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial information of the Group has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and includes the financial information of the Company, its subsidiaries and its VIE for which the Company is the ultimate primary beneficiary.

The consolidated financial information has been prepared to reflect the Reorganization of a business under common control, in which certain companies comprising the Group are ultimately controlled by the Mr. Shengcheng Wang and his immediate family members. Accordingly, the Reorganization has been accounted for as a reorganization of business under common control in a manner similar to a pooling of interests.

The consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity of the Group for the Relevant Periods include the financial information of the companies comprising the Group as a result of the Reorganization as if the current group structure had been in existence throughout the Relevant Periods or since their respective dates of incorporation. The financial information of Mass Media was also included in the financial information of the Group up to December 30, 2007 as it formed an integral part of the Listing Business and it was under common control of Shengcheng Wang and his immediate family members.

Subsidiary companies are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

A variable interest entity is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All significant inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial information in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reported periods. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s consolidated financial information mainly include the estimation of amounts to be recognized as revenues, allowances for doubtful accounts, economic useful lives of property and equipment, loss contingencies and tax provision.

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits with fixed rate of interest with a term of three months or less at banks.

(d)	Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. Restricted cash of RMB10,000,000 as of December 31, 2010 represents a deposit made for incorporating a subsidiary of Universal. As required by relevant government authorities, to incorporate a company in China, capital amount for incorporating the company needs to be deposited and kept in a specified bank account. Upon receiving the approval or denial from the relevant government authorities, the restriction on the bank deposit will be released. The restriction was released when the application for incorporating a subsidiary was subsequently rejected.

(e)	Short-term investments

Short-term investments include investment funds with no fixed term or with terms less than one year. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholder’s equity. Realized gains or losses are charged to the consolidated statements of operations during the period in which the gain or loss is realized. The Group recognized gains of RMB5,994,921, RMB3,819,737 and RMB10,038,680 from the available-for-sale investments for the years ended December 31, 2009, 2010 and 2011, respectively. There was no material unrealized gain (loss) at the end of each reporting period presented as these investments’ contract terms were less than one year and most of them matured prior to the year end. In addition, short-term investments also comprise of the time deposits placed with banks with original maturities longer than three months and less than or equal to one year.

The Group considers available evidence, including the duration and extent to which declines in fair value of the available-for-sale investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. For each period presented, the Company did not record any charges to write down investments.

(f)	Allowances for doubtful accounts

The Group provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(g)	Prepaid expenses

Prepaid expenses mainly represent the deposits and prepaid media costs made to CCTV for program bidding and to purchase the advertisement time slots in advance.

(h)	Property and equipment, net

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

(i)	Impairment of long-lived assets

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

(j)	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. In accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605-25, “Revenue Recognition: Multiple-Element Arrangements”, revenue arrangements involving multiple deliverables are broken down into single element arrangements based on their relative fair value determined based on the Vendor Specific Objective Evidence, Third Party Evidence or Best Estimate of Selling Price for revenue recognition purposes, when possible. When there is no objective and reliable evidence of the fair value of the undelivered items, the Group recognizes revenue of the elements delivered as a single unit of accounting.

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

Revenues presented in the consolidated statements of operations include revenues from advertising agency services, special event services and advertisement and production and sponsorship services.

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

In order to obtain exclusive access to the CCTV-4 news related programs advertising time slots, starting from 2008, the Group purchases those CCTV-4 advertising time slots for a fixed media cost and attempts to sell the time slots to its customers. The Group believes it undertakes the majority of the risks and rewards in these arrangements. Therefore, revenues are recognized at gross billings to customers in accordance with the guidance from ASC 605-45 on the date of broadcast of their advertisements. The CCTV-4 revenues recognized at gross billing were approximately RMB164.3 million, RMB112.3 million and RMB87.3 million for the years ended December 31, 2009, 2010 and 2011 respectively.

 Special event services

On an ad hoc basis, the Group provides sales and marketing support services for special events to CCTV under general framework agreements. The fees for such services are determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Group generally receives a certain percentage of the total advertising revenues that CCTV earned from the special events; however, the Group does not receive the underlying information with which to estimate the compensation amount. As such, the Group recognizes revenue from such services when the Group receives statements from CCTV and when the settlement of the services fees is reasonably assured. Revenues from special event services recognized in 2011was the service fee paid by CCTV for the Company’s services in advertising and promotional activities for the 2008 Beijing Olympic Games. There are no costs incurred for such services during the years ended December 31, 2009, 2010 and 2011.

Advertisement production and sponsorship services

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

Film and TV drama

Revenues from the licensing TV drama series are recognized when the TV drama series are available for broadcasting by the licensee and when all the revenue recognition criteria are met.

In 2011, the Group began to conduct production of episodic TV drama series and other related businesses. There was no revenue recognized from such business as of December 31, 2011.

(k)	Cost of revenues

Advertising agency services

For the CCTV-4 news related programs advertising time slots, cost of purchasing these time lots from the media supplier is recorded to cost of revenues over the period the time slots are broadcasted on a straight line basis. For the other advertising agency services, the revenues are recognized on a net basis and associated media fees are excluded from the cost of revenues.

Advertisement production and sponsorship services

Cost of revenues related to the advertisement production and sponsorship services primarily includes production costs, production overhead and development costs. Costs of productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs productions exceed their estimated fair values will be written off. No production costs were written off for the years ended December 31, 2009, 2010 and 2011.

The production costs are capitalized and then expensed upon the recognition of revenues from the corresponding contracts.

Film and TV drama

Film and TV drama costs include production costs, production overhead and development costs and are stated at the cost less accumulated amortization. In accordance with ASC 926-20-25, the capitalized costs for each episode shall not exceed an amount equal to the amount of revenue contracted for that episode. Accordingly the costs associated with the production of episodic TV drama series in 2011 are expensed as incurred as the Group did not sign any revenue contract in 2011.

(l)	Customer advances

From time to time, the Group receives advances from customers for the advertising agency service fees, advertisement production and sponsorship service fees and media fees to be paid to the media suppliers. These advances are usually refundable to the customers if the media suppliers are unable to deliver the broadcast services.

(m)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the consolidated statements of operations on a straight-line basis over the terms of the underlying lease.

(n)	Loss contingencies

The Group evaluates advertising time slot purchase commitments, including commitments made under guaranteed minimum or fixed price contracts, for future losses and will accrue for any losses during the period in which such losses are anticipated.

(o)	Foreign Currency Translation

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

(p)	Income taxes

Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Company records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

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

PRC Withholding Tax on Dividends

Under the Enterprise Income Tax Law (the “New EIT Law”) adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise is subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The BVI, where UIAL is incorporated, does not have such tax treaty with the PRC. This 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary reduces the Group’s net income in accordance with ASC 740-30, “Income Taxes: Other Considerations or Special Areas”. Before October, 2011, it was the Company’s intention to permanently reinvest part of the earnings made by the Group’s PRC foreign-invested enterprise and the Group accrued 10% withholding tax on 30% of earnings from China operations that the Group had no intention to permanently reinvest. On October 28, 2011, the Group declared a special cash dividend of US$0.07667 per ordinary share and changed the reinvestment plan for the unremitted earnings from 70% to zero. The Group has accrued for the withholding tax for all unremitted earnings according to the new policy.

(q)	Other comprehensive income

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

(r)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term investments, prepaid expenses, accounts payable, accrued expenses and other current liabilities. As of December 31, 2009, 2010 and 2011, the carrying values of cash and cash equivalents, notes receivable, accounts receivable, short-term investments, accounts payable, accrued expenses and other current liabilities approximate their fair values.

(s)	Earnings per share

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

(t)	Segment reporting

Based on the criteria established by ASC 280 "Segment Reporting", the Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

(u)	Share-based compensation

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

A change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share options, the Group would recognize incremental compensation cost in the period the modification occurs and for unvested share options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

The Group has accounted for share-based compensation in accordance with ASC 505-50, “Equity: Equity-Based Payments to Non-Employees” for share-based payment transactions with consultants. These awards are measured at the grant date fair value of the award and recognized immediately at grant date as these awards are fully vested and the counter party’s performance is completed at grant date.

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

(v)	Fair value measurements

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

(w)	Recently issued accounting standards

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This standard clarifies guidance on how to measure fair value and is largely consistent with existing fair value measurement principles. The ASU also expands existing disclosure requirements for fair value measurements and makes other amendments. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments in this Update early, but no earlier than for interim periods beginning after December 15, 2011. For the Group, this ASU is effective prospectively beginning January 1, 2012. The adoption of this standard is not expected to have a material impact on the Group’s consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, and in December 2011 issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These standards require entities to present items of net income and other comprehensive income either in a single continuous statement, or in separate, but consecutive, statements of net income and other comprehensive income. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. Also, the earnings-per share computation does not change. However, the current option under existing standards to report other comprehensive income and its components in the statement of changes in equity is eliminated. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05 so that entities will not be required to comply with the presentation requirements in ASU No. 2011-05 that ASU No. 2011-12 is deferring. The amendments in ASU No. 2011-12 are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Since these standards impact presentation and disclosure requirements only, their adoption is not expected to have a material impact on the Group’s consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Group is currently evaluating the impact on the consolidated financial statements of adopting this guidance.

(x)	Convenience translation

Translations of amounts in the consolidated balance sheets and consolidated statements of operations and of cash flows as of and for the year ended December 31, 2011, from RMB into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.2939, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2011. No representation is made that the RMB amount could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2011, or at any other rate.

4	Concentration and Risks

(a)	Ultimate media supplier

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

Recent actions by CCTV or the Chinese government have had and will continue to have a negative impact on our financial condition and results of operations. Since 2009, CCTV has begun to sell more of its advertising time slots by itself or through auctions under a new initiative. As a result, the advertising rights for the Daytime Advertising Package for 2012 were offered by CCTV for bidding and the Group did not secure the winning bid. CCTV also cancelled the Television Guides program at the end of 2011. For the years ended December 31, 2009 and 2010 and 2011, revenues generated from these two programs amounted to RMB158.8 million, RMB109.0 million and RMB91.5 million, respectively, representing 37.1%, 42.5% and 40.6% of our revenues in those periods, respectively. Due to the program changes by CCTV, our contract with CCTV in respect of the Guang Er Gao Zhi program was not renewed after its expiry on June 30, 2011. For each of the years ended December 31, 2009, 2010 and 2011, revenues from our advertising production and sponsorship service in relation to the Guang Er Gao Zhi program amounted to RMB8.5million, RMB12.2 million and RMB9.1 million, respectively, representing 2.0%, 4.8% and 4.0% of our total revenues in those periods, respectively. In addition, a new regulation not allowing advertisement during TV episode became effective on January 1, 2012, which will change the advertising model in the local market with unfavorable impact to the Group’s results of operations. Notwithstanding, based on the business plan in place by the Group, management has concluded that the Group’s current liquidity will be sufficient for the foreseeable future.

(b)	Major customers

No customer represents more than 10% of the Group’s consolidated revenues for any of the periods presented.

(c)	Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Group adopts a conservative approach in cash flow management with an objective to maintain sufficient cash flow to cover its total expenses and not to engage in any highly leveraged or speculative derivative products. In the event that there is idle cash, the Group will invest in short term products offered with listed PRC financial institutions to earn better interest income than placing into saving accounts and the Board considers that the credit risk in respect of those short terms investment are very low.

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

5	Short-term Investments

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Short-term investments:
Investment funds — unlisted/time deposit	80,000,000	150,000,000	193,705,911

The fair value of above short-term investments approximately equal to their carrying value and the unrealized gains and losses were immaterial as of December 31, 2009, 2010 and 2011.

At December 31, 2011, the Group has invested RMB 193,705,911 (December 31, 2010, RMB 150,000,000; December 31, 2009, RMB80,000,000) into certain investment funds issued by Industrial and Commercial Bank of China and time deposit in China Merchants Bank. These investment funds invest in highly rated government bonds, bank notes, financial bonds and inter-bank short-term financial instruments and mature within three months. The Group’s investment in the time deposits has maturity term longer than three months and less than or equal to one year.

6	Accounts Receivable, Net

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Accounts receivable, gross	6,883,206	1,405,104	7,776,910
Allowance for doubtful accounts	(6,507,638)	(414,080)	(414,080)
Accounts receivable, net	375,568	991,024	7,362,830

The movement of the allowance for doubtful accounts receivable for the years ended December 31, 2009, 2010 and 2011 are as below:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Beginning of the period	(4,319,808)	(6,507,638)	(414,080)
Additions	(4,035,920)	—	—
Recoveries	1,848,090	2,493,558	—
Write-offs	—	3,600,000	—
End of the period	(6,507,638)	(414,080)	(414,080)

7	Prepaid Expenses and Other Current Assets

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Bidding and agency deposits to CCTV	37,064,000	10,543,000	12,143,000
Deferred business tax and related surcharges	10,733,566	16,166,210	5,985,635
Prepayment for advertising time slots	8,623,096	4,604,154	64,369,000
Capitalized project cost	2,701,267	4,202,896	7,027,884
Interests receivable	751,617	1,004,055	2,266,582
Advances to staff	3,760,306	65,600	6,600
Prepayment for share repurchase (Note 12)	—	3,716,276	1,515,792
Others	2,926,900	1,492,152	341,012
Total	66,560,752	41,794,343	93,655,505

Prepayment of RMB 60.5 million for CCTV-8 advertising time slots in 2012 was included in the balance of prepayment of advertising time slots at December 31, 2011, of which RMB 49.5 million is not refundable, which is recognized as expenses on a straight-line basis during the respective contract period in 2012.

8	Property and Equipment, Net

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Computers and electronic equipment	1,175,560	1,590,637	2,276,341
Office equipment	778,459	795,240	1,102,460
Office furniture	306,230	304,945	304,887
Vehicles	4,714,560	10,238,139	11,583,120
Office property	52,610,000	52,610,000	52,610,000
Total	59,584,809	65,538,961	67,876,808
Less: accumulated depreciation	(4,120,408)	(6,936,461)	(10,661,166)
Net book value	55,464,401	58,602,500	57,215,642

The depreciation expenses for property and equipment were RMB3,074,157, RMB3,324,151 and RMB4,214,374 for the years ended December 31, 2009, 2010 and 2011, respectively.

9	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Deposits from customers	4,821,658	6,806,392	4,961,820
Accrued professional fees	5,214,163	4,250,666	2,215,123
Accrued production fees	1,845,577	805,000	2,224,000
Deferred withholding income tax liabilities	2,955,794	6,623,152	8,389,101
Accrued payroll	1,954,314	5,126,314	4,950,759
Others	984,543	1,193,360	1,602,838
Total	17,776,049	24,804,884	24,343,641

10	Taxation

(a)	Taxes payable

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Income tax payable	6,609,723	10,192,314	8,181,483
Business tax and related surcharges payable	13,568,058	18,720,924	7,230,278
Other taxes payable	342,118	324,801	462,729
Total	20,519,899	29,238,039	15,874,490

(b)	Income tax

The Company was incorporated in the Cayman Islands and only has operations in the PRC.

Components of income before income taxes are as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Income before taxes	100,793,601	61,414,828	55,322,664
Loss from non PRC operation	12,888,391	21,077,531	17,013,750
Income from the PRC operation	113,681,992	82,492,359	72,336,414
Income tax expenses applicable to the PRC operation	14,327,931	21,522,126	40,290,097
Effective tax rate for PRC operations	12.6%	26.1%	55.7%

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

China

On January 1, 2008, the New EIT Law, which unifies the statutory income tax rate of enterprises in China to 25%, became effective. In accordance with the New EIT Law, there was a transition period for enterprises, which received preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transit to the new tax rate within five years after the effective date of the New EIT Law. During the transition period, the preferential tax rates for operations within Shenzhen Special Economic Zone (“SZSEZ”) are 18%, 20%, 22%, 24% and 25% for the years ended December 31, 2008, 2009 and 2010 and years ending December 31, 2011 and 2012, respectively. In addition, the tax holiday grandfathering provision allowed enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Universal continued to enjoy a 50% tax reduction from the preferential tax rate for the years ended December 31, 2008 and 2009. From 2010 to 2012, Universal’s tax rate transits from the preferential rates to the new uniform tax rate of 25%. Accordingly, the tax rates for Universal’s operations within SZSEZ were 10%, 22% and 24% for the years ended December 31, 2009, 2010 and 2011, respectively. The tax rates for Universal’s operations outside of SZSEZ were 12.5% for the years ended December 31, 2009 and 25% for the year ended December 31, 2010 and 2011.

As described in Note 3(p), under the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise is subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Accordingly, the Group accrued 10% withholding tax, amounted to RMB5,398,047, RMB 2,274,872 and RMB 1,885,677 respectively, on net income attributable to UIAL, the foreign investor of Universal, which arose in 2008, 2009 and 2010 that was not indefinitely reinvested. Unrecognized deferred withholding tax liability related to undistributed earnings considered to be indefinitely reinvested was RMB3,491,264, RMB 9,116,114 and RMB 13,516,028 as of December 31, 2008, 2009 and 2010 respectively. No withholding taxes were accrued for the profits accumulated up to December 31, 2007. On October 28, 2011, the Company declared a special cash dividend of US$0.07667 per ordinary share. Due to this special cash dividend distribution, the reinvestment plan for the unremitted earnings was changed from 70% to zero and the Company recognized a withholding tax of RMB19.1 million in the fourth quarter of 2011. The effective tax rate in 2011 was 55.7%. This increased effective tax rate was also primarily attributable to the withholding tax expense RMB19.1 million recorded in the fourth quarter of 2011.

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	Year ended December 31,
	2009	2010	2011
Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday	-12.5%	—	—
Effect of preferential tax rate for operations in SZSEZ	-1.3%	-1.5%	-0.5%
Change of valuation allowance	—	—	2.5%
Effect of withholding income tax in relation to net income attributable to foreign investor of the PRC operation	2.0%	2.3%	28.5%
Difference between enacted tax rate and current tax rate	-0.8%	0.1%	—
Permanent book-tax differences	0.2%	0.2%	0.2%

Effective tax rate	12.6%	26.1%	55.7%

As of December 31, 2011, the Group recognized RMB1.8 million of deferred tax assets relating to the net loss incurred in Beijing Film Production for which full valuation allowance has been provided as it is more likely than not that it will not be realized.

The aggregate amount and per share effect of the benefit of the tax holiday are as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

The aggregate dollar effect	14,210,249	—	—
Per share effect, basic and diluted	0.02	—	—

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

11	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share as retroactively adjusted for all periods presented for the 1 for 10 stock dividends declared by the Board on May 22, 2010 (Note 12) and the ratio change of its ordinary shares to ADSs from 30:1 to 300:1 with effective on November 28, 2011:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Numerator:
Net income	86,465,670	39,892,702	15,032,567

Net income available to ordinary shareholders	86,465,670	39,892,702	15,032,567

Numerator for computing earnings per ordinary share, basic and diluted	86,465,670	39,892,702	15,032,567

Denominator:
Weighted average shares outstanding used in computing basic earnings per ordinary share	788,012,500	787,181,901	758,715,460
Effect of dilutive share options for ordinary shares	1,848,306	1,480,184	800,903
Weighted average shares used in computing diluted earnings per ordinary share	789,860,806	788,662,085	759,516,363
Weighted average shares used in computing basic earnings per ADS	2,626,708	2,623,940	2,529,052
Effect of dilutive share options for ADS	6,161	4,934	2,669
Weighted average shares used in computing diluted earnings per ADS	2,632,869	2,628,874	2,531,721
Earnings per ordinary share, basic and diluted	0.11	0.05	0.02
Earnings per ADS, basic	32.9	15.2	5.9
Earnings per ADS, diluted	32.8	15.2	5.9

For the years ended December 31, 2009, 2010 and 2011, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net income per share were Nil.

12	Shareholders’ equity

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

As of December 31, 2011, the Company has set aside 1,955,400 ordinary shares as treasury stocks for employees’ future exercise of vested options.

Dividends

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

On October 28, 2011, the Board declared a special cash dividend of US$0.07667 per ordinary share, representing a total of US$57.5million. As of December 31, 2011, dividend payable of US$26,121,576 was outstanding.

No cash dividend was declared in 2009 and 2010. No stock dividend declared in 2009 and 2011.

	Year ended December 31,
	2011
	RMB
Cash dividend declared and paid		198,414,044
Cash dividend declared but unpaid at December 31, 2011		164,589,438
Subtotal		363,003,482
Effect of exchange rate changes on dividend payable		730,757
Total cash dividend declared during the year		363,734,239
Dividends declared per ordinary share	US$	0.07667

Stock Repurchase to be cancelled

On September 27, 2010, the Board approved a share repurchase program. Under the terms of this program, the Company may repurchase and cancel up to US$6.0 million worth of its issued and outstanding ADSs by and before November 1, 2011. Any repurchase will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades. The timing and extent of any repurchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable laws. Up to December 31, 2011, the Company has repurchased 136,520 ADSs (40,956,000 ordinary shares) with the amount of US$3.5 million, including 46,200 ADSs (13,860,000 ordinary shares) with an amount of US$1.5 million repurchased for the year ended December 31, 2010. All shares repurchased have been cancelled as of December 31, 2011.

The Company accounts for shares repurchased but pending for cancellation under the cost method and includes such treasury stock as a component of the common shareholders’ equity.

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

Universal is required to make appropriations to reserves, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the Board of Directors. Statutory surplus reserve and discretionary surplus reserve are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. The Group had appropriated RMB6,549,763, nil, and nil to the statutory surplus reserve for the years ended December 31, 2009, 2010 and 2011 for Universal in accordance with the PRC GAAP.

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

On February 21, 2009, the Company’s board of directors resolved to offer to the holders of stock options the opportunity to modify the terms of their existing options through (i) resetting the exercise price of each option to US$0.0726 per ordinary share, which equals approximately one-thirtieth (owing to the 30 to 1 ordinary share to ADS ratio) of the average closing trading price per ADS of the Company reported on NYSE Arca in the last 60 trading days immediately prior to February 13, 2009; and (ii) reducing the number of each award of options by 50%. No other changes were made to the terms and conditions of the stock options. All holders of stock options accepted the offer by February 27, 2009. As a result of this modification, a total of RMB 1.8 million additional share-based compensation expense will be amortized over the remaining vesting period of 3 years and 4 months since March 1, 2009.

On April 1, 2011, the Company’s board of directors approved to award share options under the 2008 Equity Incentive Plan to certain executive officers and directors to purchase 15,478,625 ordinary shares of the Company, including 10,860,960 service-based stock options and 4,617,665 performance-based stock options which will not be considered granted until the sales performance targets are set for accounting purpose, with an exercise price of US$0.078 per share. The share options granted vest over 4 years and have a contractual term of 10 years.

As the Company declared to distribute a special cash dividend of US$0.07667 per ordinary share, the Company made equitable adjustment to the exercise price of the outstanding options to US$0.001 in accordance to the anti-dilution provision under the 2008 Equity Incentive Plan in the event of dividend distribution. The Company accounted for the equitable adjustment to the exercise price as a modification and there was no incremental fair value resulted from such modification as it was based on the existing anti-dilution provision.

The option activities for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Number of options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Balance at January 1, 2009	40,637,000	US$	0.685
Modification	(25,813,625)		—
Granted on December 31, 2009	1,516,750	US$	0.0726
Forfeited	(912,916)	US$	0.0726

Balance at December 31, 2009	15,427,209	US$	0.0726		RMB	1,580,100

Granted on June 30, 2010	45,000	US$	0.0726

Increase due to declaration of stock dividend (Note 12)	1,486,071	US$	0.066
Granted on December 31, 2010	1,437,425	US$	0.066
Exercised	(319,860)	US$	0.066
Forfeited	(1,574,025)	US$	0.066

Balance at December 31, 2010	16,501,820	US$	0.066		RMB	4,553,610

Granted on April 1, 2011	10,860,960	US$	0.078
Exercised	(2,366,160)	US$	0.066
Forfeited	(455,318)	US$	0.066
Granted on December 31, 2011	2,509,630	US$	0.001
Balance at December 31, 2011	27,050,932	US$	0.001	6.5 years	RMB	3,234,861

Vested and expected to vest at December 31, 2011	27,050,932	US$	0.001	6.5 years	RMB	3,234,861
Exercisable at December 31, 2011	10,809,992	US$	0.001	6.5 years	RMB	1,292,703

Valuation of Stock Options

The fair value of options granted under the 2008 Equity Incentive Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2009	2010	2011
Expected term (in years)	4.75	4	3.375 - 4.875
Expected volatility	60%	60%	60%
Risk-free interest rate	2.53%	1.52%	0.5% - 2.16%
Expected dividend yield	6.73%	6.73%	0% - 4.81%

Due to insufficient historical information and the significant change caused by the delisting notice from NYSE, giving consideration to the contractual terms of the share-based awards, the Company adopted the simplified method for estimating the expected term to represent the period that the Company’s share-based awards are expected to be outstanding.

The expected volatility of 60% in 2009, 2010 and 2011 was estimated based on average volatility of several U.S. listed comparable companies in the advertising industry.

Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the share-based awards. Before October 2011, the Company planned to distribute 20-30% of its annual earnings as cash dividends. After the special cash dividends declared in October 2011, no dividend is expected to be paid in the foreseeable future.

Compensation Costs

For the years ended December 31, 2009, 2010 and 2011, the Company recognized share-based compensation expenses in the Company’s consolidated statements of operations for the share options granted to directors and employees in accordance with ASC 718 and for the share options granted to consultants in accordance with ASC 505-50. The total compensation costs have been recognized on a straight line basis over the requisite service period for each separately vesting portion of the award.

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	432,876	318,912	448,452
Sales and marketing	516,512	317,734	338,917
General and administrative	1,190,348	841,580	903,916
Total	2,139,736	1,478,226	1,691,285

As of December 31, 2011, there was RMB1.3 million (December 31, 2010: RMB0.7 million; December 31, 2009: RMB2.3 million) of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to the Company’s employees which will be recognized over a weighted-average period of 0.5 years (December 31, 2010: 1.5 years; December 31, 2009 2.5 years). When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

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

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at reporting date using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	7,000,000	—	7,000,000	—
Short term investments:
Time deposits	163,687,500	—	163,687,500	—
Investment funds	30,018,411	—	30,018,411	—
Total Assets	200,705,911	—	200,705,911	—

	Fair value measurement at reporting date using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	20,000,000	—	20,000,000	—
Restricted cash
Restricted deposit	10,000,000	—	10,000,000	—
Short term investments:
Investment funds	150,000,000	—	150,000,000	—
Total Assets	180,000,000	—	180,000,000	—

	Fair value measurement at reporting date using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash equivalents:
Time deposits	40,000,000	—	40,000,000	—
Short term investments:
Investment funds	80,000,000	—	80,000,000	—
Total Assets	120,000,000	—	120,000,000	—

16	Interest and investment income

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Interest income	3,499,115	1,437,570	3,708,700
Investment income	5,994,921	3,819,737	10,038,680
Total	9,494,036	5,257,307	13,747,380

17	Commitments and Contingencies

(a)	Operating lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were RMB 104,004, RMB 189,504 and RMB 76,651, respectively.

As at December 31, 2011, the Group has commitments under non-cancellable operating leases to make minimum payments as follows:

December 31, 2011
RMB
Year 2012	173,426
Year 2013	94,772
Year 2014 and thereafter	—
Total	268,198

(b)	Other fixed or guaranteed payment contract

As of December 31, 2011, the Group had agreed to pay RMB 81.3 million to purchase the related advertising time slots of the CCTV-4 News at Periodic China News package in 2012.

18	Related Party Transactions
(a)	The table below sets forth the major related parties and their relationships with the Group:

Related party’s name	Relationship with the Group

Mr. Zhiyi Wang	Father of Mr. Shengcheng Wang, controlling shareholder of the Group before the reorganization

Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”)	Shareholder of Mass Media (51%), under the control of Mr. Shengcheng Wang’s parents

Beijing Guang Er Gao Zhi Media Advertising Co., Ltd. (“Beijing Guang Er Gao Zhi”)	Under the control of Mr. Shengcheng Wang’s parents

Guang Er Gao Zhi Film and Television Production Co., Ltd. (“FTP”)	50% controlled by Beijing Guang Er Gao Zhi

Beijing Mass Media Web Media Co., Ltd. (“Beijing Mass Media Web Media”)	Under the control of Mr. Shengcheng Wang’s parents

Mass Media International Advertising Co., Ltd. (Mass Media)	Predecessor of Universal, which was excluded from the Group, effective from December 30, 2007

(b)	Details of significant related party transactions are as follows during the periods presented:

	Year ended December 31, 2011
	2009	2010	2011
	RMB	RMB	RMB
Purchase of advertising time slots from FTP	296,559,920	—	—
Lease office premise to FTP	493,440	493,440	—
Purchase advertising agency service from FTP	—	300,000	—
Sale of used vehicle to Beijing Mass Media Web Media	—	300,000	—
Lease office furniture and equipment from FTP	—	103,000	—

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

(c)	Details of amount due from/to related parties were as follows:

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Due to Mass Media (Note 1(b))	18,878,848	18,878,848	10,883,700
Accounts payable to FTP	108,189,776	34,358,200	—

The balances due from/to related parties are unsecured, non-interest bearing and have no fixed terms of payment.

19	Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 13 (b)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB75,109,995 million and RMB78,109,995 million as of December 31, 2010 and 2011, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

The Company performed a test on the restricted net assets of consolidated subsidiary and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2011. Therefore the separate condensed financial statements of the Company should be presented with the Company’s investments in its subsidiary under the equity method of accounting (Please see Note 21 for details).

20	Subsequent Events

(a) Delisting Notice from NYSE

In March 2012, the Company received a notice from the staff of NYSE Regulation, Inc. (“NYSE Regulation”) confirming that NYSE Regulation has determined to commence proceedings to delist the Company’s ADSs from the NYSE on the grounds that the Company has fallen below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period.

The NYSE made public announcement of this decision on March 12, 2012. Trading in the Company’s ADSs on the NYSE was suspended on March 19, 2012.  The Company intends to facilitate the quotation of its ADSs on the over-the-counter bulletin board (“OTCBB”) market.

(b) Significant cash outflow due to dividend payment

In March 2012, the Company paid the remaining dividend payable of RMB164.6 million to shareholders using the proceeds from the maturities of short-term investments

(c) Potential loss for prepaid CCTV-8 time slots

The Group prepaid RMB 60.5 million for 2012 advertising time slots on CCTV-8 in November 2011, of which RMB 49.5 million is not refundable. Effective as of January 1, 2012, a new regulation disallows advertisement during one particular episodic of TV drama but allows commercials between different episodes. Due to such regulation, the revenues from CCTV-8 time slots are expected to be significantly less than originally expected. The group might potentially incur loss for this non-refundable purchase.

21	Additional Information — Condensed Financial Statements of the Company

The condensed financial statements of China Mass Media Corp., the Group’s parent company incorporated in Cayman Islands have been prepared in accordance with SEC Regulation S-X Rule 12-04(a) and 4-08(e)(3).

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiary and VIE.

The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

The Company declared cash dividends of RMB 363.7 million in October, 2011. As of December 31, 2011, RMB 31.0 million had been paid by the Company, and RMB 167.4 million had been paid by UIAL, a subsidiary of the Company, on its behalf.

As of December 31, 2009, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Financial information of parent company

Condensed Balance Sheets

	December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				See Note 3(x)
Assets
Current assets:
Cash and cash equivalents	259,884,878	221,374,253	8,828,514	1,402,710
Short-term investments	—	—	163,687,500	26,007,325
Amount due from subsidiaries and VIE	14,628,087	19,300,602	14,267,020	2,266,800
Prepaid expenses and other current assets	204,316	4,208,486	3,434,650	545,711
Total current assets	274,717,281	244,883,341	190,217,684	30,222,546
Investment in subsidiaries and VIE	203,264,436	263,923,758	124,720,599	19,816,108
Total assets	477,981,717	508,807,099	314,938,283	50,038,654

Liabilities and shareholder’s equity
Current liabilities:
Dividend payable	—	—	164,589,438	26,150,628
Accrued expenses and other current liabilities	1,333,711	184,782	273,582	43,468
Total current liabilities	1,333,711	184,782	164,863,020	26,194,096
Total liabilities	1,333,711	184,782	164,863,020	26,194,096

Shareholder’s equity:
Ordinary shares (US$0.001 par value; 3,000,000,000 shares authorized as of December 31, 2009, 2010 and 2011; 716,375,000 issued and outstanding as of December 31, 2009; 788,332,360 issued and outstanding as of December 31, 2010, 751,697,920 issued and outstanding as of December 31, 2011	4,893,500	5,381,321	5,132,534	815,478
Additional paid-in capital	332,354,066	361,736,018	104,896,262	16,666,338
Accumulated other comprehensive income	—	—	13,900	2,208
Repurchased Shares to be cancelled, at cost (nil as of December 31, 2009 and 2011; 13,860,000 shares as of December 31, 2010)	—	(9,529,124)	—	—
Statutory reserves	25,000,000	25,000,000	25,000,000	3,972,100
Retained earnings	114,400,440	126,034,102	15,032,567	2,388,434

Total shareholder’s equity	476,648,006	508,622,317	150,075,263	23,844,558

Total liabilities and shareholder’s equity	477,981,717	508,807,099	314,938,283	50,038,654

Financial information of parent company

Condensed Statements of Comprehensive Income

	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				See Note 3(x)
Operating costs and expenses:
Selling, general and administrative expenses	(13,902,035)	(13,315,617)	(14,508,985)	(2,305,246)

Total operating costs and expenses	(13,902,035)	(13,315,617)	(14,508,985)	(2,305,246)

Operating income	(13,902,035)	(13,315,617)	(14,508,985)	(2,305,246)
Equity in profit of subsidiaries and VIE	98,760,085	60,264,798	31,513,611	5,007,009
Interest and investment income	1,883,301	349,941	2,657,290	422,201
Other expense	(275,681)	(7,406,420)	(4,629,349)	(735,529)

Net income	86,465,670	39,892,702	15,032,567	2,388,435

Comprehensive income	86,465,670	39,892,702	15,032,567	2,388,435

Financial information of parent company

Condensed Statements of Cash Flows

		Year ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
					See Note 3(x)
Cash flows from operating activities:
Net income		86,465,670	39,892,702	15,032,567	2,388,435
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Equity in profit of subsidiaries and VIE		(98,760,085)	(60,264,798)	(31,513,611)	(5,007,009)

Exchange loss		275,681	7,406,420	4,629,349	735,529
Share-based compensation		1,585,199	1,083,703	1,421,957	225,926
Changes in assets and liabilities:
Amount due from subsidiaries and VIE		(32,578,386)	(4,672,515)	5,823,276	925,225
Prepaid expense and other current assets		426,037	(3,871,664)	1,026,774	163,139
Accrued expenses and other current liabilities		727,993	(1,148,929)	88,800	14,109
Net cash used in operating activities		(41,857,891)	(21,575,081)	(3,490,888)	(554,646)

Cash flows from investing activities:
Purchase of one-year time deposit		—	—	(163,687,500)	(26,007,325)

Net cash used in investing activities		—	—	(163,687,500)	(26,007,325)

Cash flows from financing activities:
Net proceeds from issuance of ordinary shares		—	—	687,751	109,273

Dividends distributed		(96,335,115)	—	(30,969,122)	(4,920,498)
Repurchase of ordinary shares to be cancelled		—	(9,529,124)	(12,476,159)	(1,982,262)

Net cash used in financing activities		(96,335,115)	(9,529,124)	(42,757,530)	(6,793,487)

Effect of exchange rate changes on cash and cash equivalents		(275,681)	(7,406,420)	(2,609,821)	(414,659)

Net decrease in cash and cash equivalents		(138,468,687)	(38,510,625)	(212,545,739)	(33,770,117)
Cash and cash equivalents at beginning of the year		398,353,565	259,884,878	221,374,253	35,172,827

Cash and cash equivalents at end of the year		259,884,878	221,374,253	8,828,514	1,402,710

Supplemental disclosures of cash flow and non-cash information:
Dividend declared but not paid	12	—	—	164,589,438	26,150,628
Stock dividend distribution		—	28,259,040	—	—
Dividend from UIAL, which was paid to shareholders directly to settle the dividend payable of the Company		—	—	167,444,922	26,604,319

